Form 10-K, Exhibit 13
period 1996-09-30
CROWN ANDERSEN INC
filed 1996-12-26
CIK 778808

                                   EXHIBIT 13

                              CROWN ANDERSEN INC.



                                      1996
                                     ANNUAL
                                     REPORT

MESSAGE TO SHAREHOLDERS

          Revenues from continuing operations continued to grow for the fourth straight year due to our increased emphasis on the international incinerator market. During the fourth quarter of 1996, we took a charge against earnings of about $510,000 for anticipated warranty costs and as a reserve for a serious refractory failure on one international incineration project. This had a large negative impact on earnings for the year. This reserve, combined with the cost overruns on two projects reported at the end of the third quarter, reduced our pretax income by about $788,000. At an estimated 32% tax rate, this reduced after tax income by about $536,000 for fiscal 1996 or about $0.35 per share. We hope to recover some of these costs from either insurance coverage or from the suppliers and service providers on one project, but we used the conservative approach for year end and absorbed the entire expected loss.

          With our backlog of orders for delivery in 1997 and with enormous improvements in the quality of people in all departments of the company in the past half year, we do not expect to repeat this poor earnings performance in 1997. Occasional refractory problems are a risk this industry faces and it is unfortunate we had to absorb such a large one this year. All of our employees realize that we must grow substantially so that such events represent a minor disruption to earnings rather than the overwhelming impact we saw this year.
Our continued improvements in balance sheet strength and stockholder equity should enable us to continue to grow, and the market remains attractive outside the United States. We expect an excellent revenue and earnings year in 1997 and an increase in both domestic and international market share.



                                               Jack D. Brady
                                               Chairman and President

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                    (In Thousands, Except Per Share Figures)

                                                             Year Ended September 30,
                                          ------------------------------------------------------------
                                            1996        1995          1994        1993           1992
                                          -------      -------      -------      -------       -------
Revenues from continuing operations       $22,027      $21,673      $14,104      $12,818       $17,355
Revenues from discontinued operations     $  -         $   -        $ 8,681      $ 7,851       $ 7,891
Income (loss) from continuing operations  $   455      $ 1,366      $  (298)     $  (191)      $ 1,129
Income from discontinued operations       $  -         $   -        $   620      $   551       $   534
Gain on disposal of discontinued          $  -         $   -        $ 1,179      $   -         $   -
 operations
Earnings (loss) per share:
  Continuing operations                   $  0.29      $  0.87      $ (0.19)     $(0.12)       $  0.70
  Discontinued operations                 $  -         $   -        $  0.40      $ 0.35        $  0.33
  Gain on disposal of discontinued
    operations                            $  -         $  -         $  0.75      $  -          $   -
  Cumulative effect of accounting change  $  -         $  -         $   -        $  0.07       $   -
  Net Income                              $  0.29      $  0.87      $  0.96      $  0.03       $  1.03
Total Assets                              $22,448      $20,985      $19,290      $17,716       $19,334
Long-term debt                            $ 1,505      $   621      $ 1,174      $1,737        $ 1,393
Cash dividends declared per common
 share                                    $  -         $   -        $  -         $   -         $   -

BUSINESS INFORMATION

          Until the sale of its plastics business in late 1994, Crown Andersen Inc. was a holding company for Andersen 2000 Inc., headquartered in Peachtree City, Georgia, and Crown Rotational Molded Products, Inc., headquartered in Marked Tree, Arkansas. Andersen and Crown owned all of the outstanding stock, respectively, of Montair Andersen bv, headquartered in Sevenum, The Netherlands, and Roanoke Industries, Inc., headquartered in Roanoke, Alabama. The Company, through these subsidiaries, has been involved in the design, manufacture, sale and installation of industrial pollution control systems, medical, chemical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems, spray dryer systems, and non-metallic high integrity tanks and containers. In late fiscal 1994, the Company sold the assets of Crown Rotational Molded Products, Inc. and Roanoke Industries, Inc. and is no longer engaged in the manufacture of non-metallic high integrity tanks and containers.

          The Company's pollution control systems include high efficiency air filtration systems, wet scrubbers for particulate and gaseous emission collection, sulfur dioxide removal systems for oil and coal fired steam boilers and steam generators, odor control systems, gas coolers and condensers, mechanical collectors for product recovery, and industrial water and waste water treatment systems. The Company's heat recovery systems include two different types of products. The first is a proprietary condensing heat exchange system which is used to recover waste heat from gas streams which are dirty or corrosive. The second is a direct contact heat exchanger, which is a modification of the Company's wet scrubbing systems.

          In the air handling systems line, the Company manufactures industrial fans and blowers for high pressure and alloy steel applications. Spray dryers include those used for industrial chemical manufacturing and those used for disposal of waste liquids to produce a dry end product. The hazardous waste disposal systems include incinerators and waste liquid evaporators used for chemical, medical and commercial waste disposal applications and complete turnkey plants for waste disposal.

          The Company's products are marketed to various industrial and manufacturing concerns throughout the world by independent sales representatives and by direct employees of the Company. In addition, the Company licenses foreign manufacturers in India and Japan to manufacture and market its equipment in those countries and in adjacent countries. As a percentage of revenues, sales and operations outside the United States accounted for approximately 80.7% of the Company's total revenues in fiscal 1996. This compares to approximately 88.0% and 56.0% of the Company's total revenues from continuing operations in fiscal 1995 and 1994, respectively. Foreign sales from continuing operations for fiscal 1996, 1995 and 1994 totaled approximately $17.8 million, $19.0 million and $7.9 million, respectively.

          For information pertaining to revenues, income (loss) before taxes and identifiable assets for each of the Company's geographic areas for the past three fiscal years, see Note 11 of the Notes to Consolidated Financial Statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

INTRODUCTION

          Crown Andersen Inc. (Crown Andersen or the Company) is a publicly-traded holding company for Andersen 2000 Inc. (Andersen) and, through Andersen, owns all of the outstanding stock of Montair Andersen bv (Montair). As used herein, unless otherwise indicated, the term "Company" refers to Crown Andersen and the above-referenced two subsidiaries and "Andersen" refers to Andersen and Montair.

          Late in fiscal 1994, the Company sold the assets of Crown Rotational Molded Products, Inc. (Crown) and its subsidiary, Roanoke Industries, Inc. (Roanoke) to Snyder Industries, Inc. The Crown sale was approved by the shareholders in September 1994. The Company is no longer involved in the plastics business. Its two remaining subsidiaries are engaged exclusively in the pollution control and waste processing businesses.

          In fiscal 1996, revenues from continuing operations increased 2% to $22.0 million from $21.7 million in fiscal 1995. However, income from continuing operations decreased 69% to $0.5 million from the fiscal 1995 level of $1.4 million as a result of substantial cost overruns incurred by Andersen on two major overseas projects and a large warranty expense at Montair.

          Foreign revenues of continuing operations (including export sales by Andersen and sales by the Netherlands subsidiary) accounted for 80.7% and 88.0% of total revenues from continuing operations in fiscal years 1996 and 1995. Foreign sales transactions are generally guaranteed by bank letters of credit. The Company has little or no foreign currency exposure on sales by its Netherlands subsidiary as the Netherlands subsidiary's contracts are payable in Dutch Guilders, its local currency. As of September 30, 1996, the Company has cumulative currency adjustments of $302,433. This amount has been reflected as a line item on the equity section of the balance sheet. (See "Consolidated Statement of Stockholders' Equity.")

          The Company is involved in certain litigation. See Note 12 to the Consolidated financial Statements for a discussion.

LIQUIDITY AND CAPITAL RESOURCES

          Cash and cash equivalents of $5,200,796 at September 30, 1996 increased $1,449,159 from the September 30, 1995 balance of $3,751,637. The increase was primarily attributable to a reduction of accounts receivable which offset $1,148,000 in restricted cash, utilized as collateral for certain letters of credit, and a $1,000,000 cash payment made for the purchase of equipment inventory. Cash provided by operating activities amounted to $2,975,360. Net income plus depreciation and amortization of $1,094,140 and a decrease in receivables of $2,722,972 more than offset increases in inventories, increases in cost and estimated earnings in excess of billings on uncompleted contracts.

          Cash used for investing activities totaled $1,415,082. This amount includes restricted cash of $1,148,000 held as collateral by banks against outstanding letters of credit plus capital expenditures of $367,082 (primarily at Andersen).

          Cash used for financing activities totaled $73,957 and reflects the purchase of treasury stock amounting to $117,313, partially offset by an increase in long-term debt of $43,356.

          Both Montair and Andersen realized positive operating cash flow in fiscal 1996, as a result of profitable operations at both locations.

          As disclosed in Note 6 to the Consolidated Financial Statements, during 1994 the Company repossessed certain equipment sold under a lease arrangement. The Company has reduced the carrying value of this asset to approximately $1.0 million as of September 30, 1996 and it is reflected as equipment held for resale in the accompanying consolidated balance sheet. The Company is attempting to market this equipment for sale.

          As indicated in Note 12 of the Notes to the Consolidated Financial Statements, the Company is one of several defendants in a legal action brought by various holders of Industrial Revenue Bonds issued by the cities of Winfield and Arkansas City, Kansas concerning the development of industrial property near Winfield, Kansas. The Company believes that it has meritorious defenses to the litigation due to the fact that Crown Andersen was not a party to the bondholder's agreement, such agreement having been entered into by Struthers Thermo-Flood Corporation ("STFC") prior to STFC being acquired by the Company. In response to the lawsuit, STFC filed a liquidation proceeding under Chapter 7 of the Federal Bankruptcy Act. The Trustee in Bankruptcy abandoned the property on September 17, 1992. The Bankruptcy Court entered an order of no distribution on February 10, 1994. STFC was dissolved in March 1995. The Company and its counsel believe that there is a strong likelihood of a favorable outcome with no adverse financial results for the Company. Another less likely outcome could result in the bondholders obtaining a judgement against the Company in an amount representing the balance due on the lease plus interest and attorney fees, less any revenue received from the sale of the property and less any income received from the property during the pendency of litigation. If a judgement were to be rendered against the Company for such amount, payment would be made using the Company's existing cash reserves or from funds available under its credit facility.

          On June 28, 1996, the Company signed financing agreements with a U.S. bank under which the Company was granted a $5 million revolving line of credit and a $1 million term loan. In connection with this refinancing, the Company paid the outstanding balance at the predecessor bank. As of September 30, 1996, the Company had not made any borrowings against its $5.0 million U.S. line of credit and the $0.5 million credit facility available to the Montair operation. Because of this credit facility, profitable operations, and $4.5 million received from the sale of the plastics business, the Company has adequate cash reserves to meet its short-term cash needs.

          Under the current loan agreement, the Company is required to obtain the bank's consent to pay cash dividends, purchase treasury stock, or to sell assets which constitute collateral. The Company obtained permission to purchase up to $400,000 of treasury stock.

          As a result of a 7% increase in the value of the U.S. dollar against the Dutch guilder, the Company's equity decreased by $98,879 during the year ended September 30, 1996, as the foreign currency translation adjustment decreased from $401,312 to $302,433.

RESULTS OF OPERATIONS

Revenues:

          Revenues of $22,026,508 in fiscal 1996 increased $353,339 (1.6%) from fiscal 1995 revenues of $21,673,169. An increase in revenues of $1,194,216 (26%) at Montair more than offset a revenue decline at the U.S. operation of $840,877. Foreign sales (including export sales by Andersen and sales by the Netherlands subsidiary) were $17.8 million and $19.0 million for fiscal years 1996 and 1995, and accounted for 81% and 88% of revenues in fiscal years 1996 and 1995, respectively. All changes in revenues are related to the quantity of products sold, not to pricing changes.

          The Company's revenue levels in the United States continued to be adversely affected by the absence of any new hazardous waste incineration facility permits in the United States. The Company estimates that U.S. revenues have been reduced by approximately $2 - $3 million per year from 1992 levels as a result of the Federal government's failure to review permit applications for such facilities. The Company anticipates that foreign revenues will offset these domestic revenue losses. Because of the uncertainty in changes in United States regulations, it is impossible to predict changes in demands for the Company's products in the domestic market.

          The Company has been successful and will continue to rely on the international market to replace most, if not all, of the lost U.S. business in the future. The Company expects to at least maintain the current revenue levels in fiscal 1997.

          Revenues of $21,673,169 in fiscal 1995 increased $7,569,328 (53.7%)
from fiscal 1994, primarily as a result of a revenue increase of 74% at Andersen.

Cost of Sales:

          Cost of sales increased $1,278,974 (8%) to $17,773,950 in fiscal 1996 from fiscal 1995 costs of $16,494,976, primarily as a result of substantial cost overruns on two Andersen projects in Thailand and Saudi Arabia and a large warranty expense incurred at Montair.

          In fiscal 1995, cost of sales increased $5,024,628 (44%) from 1994 levels as a result of higher revenues, primarily at Andersen.

Selling, General and Administrative Costs:

          Selling, general and administrative costs in fiscal 1996 increased $535,990 (16.6%) to $3,763,962 from the 1995 levels. The increase is primarily attributable to U.S. operations and reflects increases in commissions, salaries, professional fees, travel expenses and major building and maintenance work. As a percentage of revenues, selling, general and administrative expenses were 17.1%, 14.9% and 19.3% of revenues for fiscal years 1996, 1995 and 1994.

          In fiscal 1995, these expenses increased $508,835 (18.7%), primarily as a result of a $360,000 reduction in the valuation of equipment held for resale and to increases in salaries at the U.S. operation.

Interest and Other (Income) Expenses:

          Interest and other (income) expenses for fiscal 1996 resulted in a credit of $183,858 compared to a credit of $167,353 for fiscal 1995. The higher credit of $16,505 in fiscal 1996 is primarily attributable to lower bad debt expense, offset by slightly higher net interest costs. Interest income on short-term investments exceeded interest expense in both fiscal years. The change of $521,902 in fiscal 1995 from 1994 reflects a substantial reduction in net interest costs as a result of interest income realized on short-term investments.

Taxes on Income:

          In fiscal 1996, the effective tax rate on income from continuing operations was 32.3% compared to 35.5% in fiscal 1995. The fiscal 1994 rate was 32.4% and reflected adjustments in deferred taxes.

Income from Continuing Operations:

          Income from continuing operations for fiscal 1996 was $455,054 or $0.29 per share compared to income of $1,366,074 or $0.87 per share in fiscal 1995 and a loss of $297,632 or $0.19 per share in fiscal 1994.

Gain on Disposal of Discontinued Operations

          In fiscal 1994, the Company realized a gain of $1,178,785 ($0.75 per share) net of $867,708 in taxes from the sale of the assets of its plastics business.

Net Income

          The decline in net income from continuing operations of $911,020 (67%) in fiscal 1996 was attributable to a decrease in gross margin of 4.5% as a result of substantial cost overruns on two Andersen projects in Thailand and Saudi Arabia.

          The average shares and equivalent shares outstanding were 1,560,618 in fiscal 1996 and 1,561,635 in fiscal years 1995 and 1994. The unexercised options and warrants are antidilutive for all periods.

Discontinued Operations:

  Plastics Rotational Molding

          In fiscal 1994, the Company reclassified the operating income from its plastics business as a discontinued operation following the Company's announcement on March 31, 1994 to sell this business. Operating income (less applicable income taxes) from this business segment for fiscal year 1994 was $620,224 or $0.40 per share.

Effects of Inflation:

          During fiscal 1996 and fiscal 1995, the Company has not experienced any abnormal increases in costs of materials or supplies for manufacturing in any of its domestic operations. In most cases the Company has been successful in passing materials cost increases on to its customers. The Company continues to incur cost increases associated with travel related expenses, primarily in air fares.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                  SEPTEMBER 30,
                                          ---------------------------
                                               1996          1995
                                          --------------  -----------
                     ASSETS (Note 8)
CURRENT:
   Cash and cash equivalents                $ 5,200,796   $ 3,751,637
   Receivables:
       Trade, less allowance of
        $120,380 and $166,192 for
        possible losses                       2,655,281     5,415,756
       Other                                     48,403        92,848
       Income taxes                             294,960       157,094
   Costs and estimated earnings in
     excess of billings on
     uncompleted contracts (Note 3)           6,121,410     5,859,652
   Inventories (Note 4)                       1,955,127       671,672
   Prepaid expenses                             126,688        43,018
   Current maturities of long-term note
    receivable (Note 2)                         300,000       100,000
   Deferred income taxes                        403,935       289,785
                                            -----------   -----------
            TOTAL CURRENT ASSETS             17,106,600    16,381,462

RESTRICTED CASH (Note 5)                      1,148,000             -
NOTE RECEIVABLE, less current
 maturities (Note 2)                            790,000     1,090,000
EQUIPMENT HELD FOR RESALE (Note 6)            1,031,554     1,396,954
PROPERTY AND EQUIPMENT, less
 accumulated depreciation (Note 7)            1,862,639     1,815,541
DEFERRED INCOME TAXES (Note 9)                  280,944       157,700
OTHER ASSETS                                    228,717       143,035
                                            -----------   -----------

                                            $22,448,454   $20,984,692
                                            ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY



CURRENT LIABILITIES:
   Notes payable (Note 8)                    $        -    $        -
   Accounts payable                           5,099,140     4,678,832
   Accruals:
       Income taxes (Note 9)                          -       201,000
       Compensation                             303,201       414,993
       Warranty                                 939,000       476,000
       Miscellaneous                            336,170       414,125
   Billings on uncompleted contracts in
     excess of cost and
     estimated earnings (Note 3)                 13,419       190,889
   Current maturities of long-term debt
    (Note 8)                                    738,253       579,987
   Deferred income taxes (Note 9)               249,225       327,114
                                            -----------   -----------
             TOTAL CURRENT LIABILITIES        7,678,408     7,282,940

LONG-TERM DEBT, less current maturities
 (Note 8)                                     1,504,533       621,253
DEFERRED INCOME TAXES (Note 9)                  137,122       190,970
                                            -----------   -----------
             TOTAL LIABILITIES                9,320,063     8,095,163
                                            -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY: (Notes 8 and 10)
   Common Stock, $.10 par; shares
     authorized 5,000,000; issued
     1,561,635; outstanding 1,544,635
     and 1,561,635                              156,164       156,164
   Additional paid-in capital                 2,905,801     2,905,801
   Treasury stock; 17,000 shares, at
    cost                                       (117,313)            -
   Retained earnings                          9,881,306     9,426,252
   Foreign currency translation
    adjustment                                  302,433       401,312
                                            -----------   -----------
             TOTAL STOCKHOLDERS' EQUITY      13,128,391    12,889,529
                                            -----------   -----------

                                            $22,448,454   $20,984,692
                                            ===========   ===========


   See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


                                                            YEAR ENDED SEPTEMBER 30,
                                                      ---------------------------------------
                                                          1996           1995          1994
                                                      ------------   ------------  ------------
REVENUES:
   Contracts                                           $20,112,990   $20,305,645   $12,167,516
   Sales                                                 1,881,427     1,328,546     1,663,933
   Other                                                    32,091        38,978       272,392
                                                       -----------   -----------   -----------
                                                        22,026,508   $21,673,169    14,103,841
                                                       -----------   -----------   -----------

COSTS AND EXPENSES:
   Cost of contracts and sales                          17,773,950    16,494,976    11,470,348
   Selling, general and administrative                   3,763,962     3,227,972     2,719,137
   Interest and other (income) expense                    (183,858)     (167,353)      354,549
                                                       -----------   -----------   -----------
                                                        21,354,054    19,555,595    14,544,034
                                                       -----------   -----------   -----------
   Income (loss) from continuing
    operations before taxes on income                      672,454     2,117,574      (440,193)

TAXES (TAX BENEFIT) ON INCOME (NOTE 9)                     217,400       751,500      (142,561)
                                                       -----------   -----------   -----------

   Income (loss) from continuing
    operations                                             455,054     1,366,074      (297,632)


DISCONTINUED OPERATIONS (NOTE 2):
   Income from discontinued operations, less
    applicable taxes on income of $429,000                       -             -       620,224

   Gain on disposal of discontinued
    operations less applicable taxes
    of $868,000                                                  -             -     1,178,785
                                                       -----------   -----------   -----------
NET INCOME                                             $   455,054   $ 1,366,074   $ 1,501,377
                                                       ===========   ===========   ===========

AVERAGE SHARES AND EQUIVALENT SHARES
 OUTSTANDING                                             1,560,618     1,561,635     1,561,635
EARNINGS PER SHARE:                                    ===========   ===========   ===========
   Continuing operations                                     $0.29         $0.87   $     (0.19)
   Discontinued operations                                       -             -          0.40
   Gain on disposal of discontinued
    operations                                                   -             -          0.75
                                                       -----------   -----------   -----------
   Net income                                                $0.29         $0.87   $      0.96
                                                       ===========   ===========   ===========




   See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

                                                                                                                        Foreign
                                                   Common Stock             Additional                                 Currency
                                          ---------------------------        Paid-In         Retained      Treasury   Translation
                                            Shares           Amount          Capital         Earnings       Stock      Adjustment
                                          -----------      ----------       ----------      ----------     ---------   ----------
BALANCE, SEPTEMBER 30, 1993                1,593,135       $  159,314       $3,085,920      $6,558,801     $       -     $226,383

   Net income                                      -                -                -       1,501,377
   Retirement of common stock                (31,500)          (3,150)        (180,119)              -             -            -
   Change in translation adjustment                -                -                -               -             -       63,169
                                           ---------       ----------       ----------      ----------     ---------     --------

BALANCE, SEPTEMBER 30, 1994                1,561,635          156,164        2,905,801       8,060,178             -      289,552

   Net income                                      -                -                -       1,366,074             -
   Change in translation adjustment                -                -                -               -             -      111,760
                                           ---------       ----------       ----------      ----------     ---------     --------

BALANCE, SEPTEMBER 30, 1995                1,561,635          156,164        2,905,801       9,426,252             -      401,312

   Net income                                      -                -                -         455,054                          -
   Purchase of treasury stock                (17,000)               -                -               -      (117,313)           -
   Change in translation adjustment                -                -                -               -             -      (98,879)
                                           ---------       ----------       ----------      ----------     ---------     --------

BALANCE, SEPTEMBER 30, 1996                1,544,635       $  156,164       $2,905,801      $9,881,306     $(117,313)    $302,433
                                           =========       ==========       ==========      ==========     =========     ========




   See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Year Ended September 30,
                                                       ---------------------------------------
                                                           1996          1995         1994
                                                       -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (Loss) from continuing
   operations                                          $   455,054   $ 1,366,074   $ (297,632)
  Items in income from continuing
   operations not affecting cash:
      Depreciation and amortization                        279,086       318,552      322,279
      Provision for valuation of soil
       processor unit                                      360,000       360,000      152,914
      Provision for abandoned medical
       waste contract                                            -             -      184,000
      Deferred income taxes                               (352,563)     (930,997)     179,944
      Gain on sales of fixed assets                        (14,698)      (20,992)     (26,361)
  Cash provided by (used for)
      Trade and other receivables                        2,722,972    (2,589,007)     654,134
      Refundable income taxes                              134,983       (42,010)    (197,819)
      Costs and estimated earnings in
        excess of billings on
        uncompleted contracts                             (261,758)   (1,021,392)  (1,666,420)
      Inventories                                         (276,656)      153,363      (84,121)
      Prepaid expenses                                     (85,747)      105,240      (37,661)
      Other assets                                               -             -      183,739
      Accounts payable                                     486,689     1,356,135      425,592
      Accrued expenses                                    (194,080)      336,167      271,724
      Billings on uncompleted contracts
       in excess of costs and
        estimated earnings                                (177,298)      166,567     (143,973)
      Other                                               (100,624)       12,031     (169,521)
                                                       -----------   -----------    ----------
                                                         2,975,360      (430,269)    (249,182)
  Cash used for continuing operations
  Cash provided by discontinued
   operations                                                    -             -      331,866
                                                       -----------   -----------   ----------
   Cash provided by (used for) operating
    activities                                           2,975,360      (430,269)      82,684
                                                       -----------   -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in restricted cash (Note 5)                  (1,148,000)            -            -
  Proceeds on sale of plastics segment,
   net of selling and
    cost of $254,780 in 1995 and net of
    cash sold with segment
    and cost of sales of $681,266 in
    1994                                                         -     4,960,260       35,616
  Collection of note receivable                            100,000             -            -
  Proceeds from sale of fixed assets                        35,748        98,886       46,158
  Capital expenditures                                    (402,830)     (109,834)     (42,295)
                                                       -----------   -----------   ----------
  Cash provided by (used for) investing
   activities                                           (1,415,082)    4,949,312       39,479
                                                       -----------   -----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Reduction in notes payable                                     -      (339,064)     (20,540)
  Proceeds from long term loan                           1,000,000             -            -
  Reduction in long-term debt                             (956,644)     (579,381)    (580,165)
  Retirement of common stock                              (117,313)            -     (183,269)
                                                       -----------   -----------   ----------
  Cash used for financing activities                       (73,957)     (918,445)    (783,974)
                                                       -----------   -----------   ----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                    (37,162)       13,380       (4,697)
                                                       -----------   -----------   ----------

CASH AND CASH EQUIVALENTS:
  Net increase (decrease) during the year                1,449,159     3,613,978     (666,508)
  Balance at beginning of year                           3,751,637       137,659      804,167
                                                       -----------   -----------   ----------

  BALANCE AT END OF YEAR                               $ 5,200,796   $ 3,751,637   $  137,659
                                                       ===========   ===========   ==========




   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

NATURE OF BUSINESS

          Crown Andersen Inc. (Crown Andersen) is a publicly traded holding company for Andersen 2000 Inc. (Andersen). Andersen owns all of the outstanding stock of Montair Andersen bv (Montair). Andersen and Montair are engaged primarily in the business of designing, manufacturing and selling specialized industrial equipment including industrial pollution control systems, medical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems and spray dryer systems. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

CONSOLIDATION

          The financial statements include the accounts of Crown Andersen Inc. and its subsidiaries discussed above. All material intercompany accounts and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION

          Foreign currencies have been translated into United States dollars for inclusion in the financial statements under the provisions of Statement No. 52 of the Financial Accounting Standards Board. Accordingly, assets and liabilities of Montair, Andersen's 100% owned Netherlands subsidiary, are translated using the exchange rate in effect at the balance sheet date. Results of operations of Montair are translated using the average exchange rates prevailing throughout the period. The effect of the difference in these rates is included in stockholders' equity as the foreign currency translation adjustment.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Estimates and Vulnerability Due to Certain Concentrations

          The following are significant estimates made by management:

          The Company contracts are accounted for under the percentage of completion of contract method of accounting. Under this method, the percentage of contract revenue to be recognized currently is based on management's estimates of costs incurred and an estimate of total estimated costs. These estimates are reviewed by management monthly and adjusted. However, due to uncertainties inherent in the estimation process, actual results could differ from those estimates.

          At September 30, 1996, approximately $1,800,000 of inventories were purchased as part of a December 1995 acquisition of a product line of a former competitor. Management has developed a program to reduce this inventory to desired levels over the near term and believes no loss will be incurred on the disposition of such inventory. No estimate can be made of a range of amounts of loss that are reasonably possible should that program not be successful.

          Crown Andersen's policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. During each of the fiscal years 1996 and 1995, the Company has charged $360,000 to operations. During fiscal 1994 the Company charged approximately $153,000 to operations. The Company believes that this equipment will be sold in the near future and no loss will be incurred in the disposition of the equipment. See Note 6.

           The Company is involved in certain litigation which may result in losses to the Company. See Note 12.

FAIR VALUE OF FINANCIAL INSTRUMENTS

          The Company's principal financial instruments, as contemplated under SFAS No. 107, are represented by its receivables and its notes payable. A majority of the Company's receivables are short-term in nature and bear interest at rates which the Company believes represent current market rates, that is, rates at which the Company currently renews or extends funds, accordingly, carrying value is deemed to approximate fair value. The Company notes payable bear interest at rates which change periodically with market interest rates, accordingly, carrying value is deemed to approximate fair value.

INVENTORIES

          Inventories are valued at the first-in, first out (FIFO) basis. Maintenance and office supplies are not inventoried.

REVENUE RECOGNITION

          For financial reporting purposes, income from long-term contracts is reported on the percentage of completion method. Under this method, the percentage of contract revenue to be recognized currently is based on the ratio of costs incurred to date to total estimated contract costs, after giving effect

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

to the most recent estimates of costs to complete. Provision is made for any losses on an individual contract basis in the period in which losses are first determinable. Contracts are reported primarily on the percentage of completion method for income tax purposes, except for contracts of Montair which are reported on the completed contract method for Dutch income tax purposes. Sales of products and services are recorded when the product is shipped or the service is rendered to the customer.

PROPERTY, EQUIPMENT AND DEPRECIATION

          Property and equipment are stated at cost. Expenditures for additions are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. For financial reporting purposes, buildings and equipment are depreciated using primarily the straight-line method. For tax purposes, equipment is depreciated using accelerated methods. The estimated useful lives of the assets range from 3-15 years for equipment and 10-30 years for buildings.

TAXES ON INCOME

          Income taxes are calculated using the liability method specified by Statement of Accounting Standards No. 109, "Accounting For Income Taxes". Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

          U.S. income taxes are not provided on the accumulated undistributed earnings of Montair as it is the Company's intention to indefinitely reinvest such earnings and not to transfer them in a taxable transaction. The deferred taxes attributable to the undistributed earnings of Montair are not significant.

STOCK OPTIONS AND WARRANTS

          Proceeds from the sale of common stock issued on exercise of options and warrants are credited to common stock at par value, and the excess amounts received and tax benefits are credited to additional paid-in capital at the time the options and warrants are exercised. The Company makes no charge to earnings with respect to these options and warrants.

EARNINGS PER SHARE

          Earnings per share are computed on the basis of the weighted average number of shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the later of the beginning of each year or the time of issuance and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the period. The stock options outstanding were antidilutive, and thus did not affect earnings per share.

RESEARCH AND DEVELOPMENT

          Research and development expenditures are expensed in the year incurred. During 1996, 1995 and 1994 there were no research and development expenditures.

WARRANTY COSTS

          The Company warrants its products generally for a period of one year after shipment or installation. Provision for estimated warranty cost is recorded at the time of installation.

EMPLOYEE BENEFIT PLAN

          The Company has a 401(k) plan in which all employees can contribute a portion of their pre-tax wages into investment accounts for retirement. The contributions are matched 27% by the Company up to 7% of gross wages. The Company has charged plan contributions to operations when due and has funded the plan accordingly. No additional contributions are required, but the Company can make contributions from profits at its discretion. Contributions for 1996, 1995 and 1994 totaled approximately $21,397, $18,295 and $18,632, respectively.

STATEMENTS OF CASH FLOWS

          Cash and cash equivalents include interest bearing checking accounts and bank certificates of deposit with original maturities of three months or less. Interest payments on debt were approximately $91,275, $119,000 and $166,000 for the years ended September 30, 1996, 1995 and 1994, respectively. Income taxes paid were approximately $845,000, $1,562,000 and $399,000 during the same periods. During fiscal 1996, the Company acquired certain inventories from a former competitor in exchange for $1,000,000 cash and $1,020,000 note, payable to the former competitor.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ACQUISITION OF BUSINESS

          Effective September 30, 1991, Crown Rotational Molded Products, Inc. (Crown), a former subsidiary of the Company, acquired all of the issued and outstanding capital stock of Roanoke Industries, Inc. (Roanoke) pursuant to an Agreement for the Purchase of Stock (the "Agreement") dated as of September 13, 1991 among the stockholders of Roanoke and Crown. The Company accounted for this transaction as a purchase, and accordingly, the original purchase price was allocated to assets (approximately $1.69 million) and liabilities (approximately $1.89 million) acquired based upon their fair values at the date of acquisition. Roanoke was sold in fiscal 1994 (See Note 2).

NOTE 2.  DISCONTINUED OPERATIONS

          During 1994, after shareholder approval, the Company sold the net assets of Crown and Roanoke to a single buyer for $7.1 million and recognized a gain of approximately $1.2 million. Approximately $700,000 was received in cash prior to September 30, 1994 and $5.2 million was due and received on October 18, 1994. The remaining $1.2 million is due from the buyer under a note agreement. This note of $1.2 million bears interest at 7% per annum, payable in two equal installments each year. The principal is payable in seven installments over 60 months, two payments of $50,000 each were received by the Company during March and September 1996. Four additional payments of $150,000 are due on March 30, 1997; September 30, 1997; March 29, 1998; and September 29, 1998. The seventh and final principal payment of $490,000 is due on September 29, 1999.

          The plastics business has been presented as discontinued operations and the consolidated balance sheet at September 30, 1994 and consolidated statements of operations and cash flows for all periods presented have been restated to conform with this presentation. Financial results of the plastics business included in discontinued operations for the year ended September 30, 1994 are as follows:

                                            (In Thousands)
Revenues                                        $8,681
                                                ------
Costs and Expenses
  Cost of sales                                  5,909
  Selling, general and administrative            1,193
  Interest and other                               530
                                                ------
                                                 7,632
                                                ------
Income before taxes                              1,049
Taxes on income                                    429
                                                ------
  Net Income                                    $  620
                                                ======

          Effective June 30, 1989, the operations of the Company's Struthers Thermo-Flood Corporation (STFC) subsidiary were substantially curtailed due to continuing financial problems resulting primarily from significant losses on two waste heat boiler contracts. The STFC technology was sold to the Babcock & Wilcox Company on January 19, 1990. During fiscal 1992, STFC vacated the leased Kansas property after it was discovered that it had been contaminated with organic solvents prior to the time of the acquisition of STFC by the Company. STFC filed for Chapter 7 bankruptcy protection on August 12, 1992, and the trustee completed liquidation of STFC during February, 1994. STFC was dissolved in fiscal year 1995. Litigation has arisen in connection with the property formerly leased by STFC. See Note 12.

NOTE 3.  CONTRACTS IN PROGRESS

         Information relative to contracts in progress is as follows:

                                                  September 30,
                                          -----------------------------
                                              1996             1995
                                          ------------     ------------
Costs and estimated earnings of
 $7,947,080 and $6,598,580                $ 34,632,738     $ 26,663,593
Billings applicable thereto                (28,524,447)     (20,994,830)
                                          ------------     ------------
   Net Amount                             $  6,107,991     $  5,668,763
                                          ============     ============

Included in the accompanying balance
 sheets in:
     Current assets                       $  6,121,410     $  5,859,652
     Current liabilities                       (13,419)        (190,889)
                                          ------------     ------------
   Net Amount                             $  6,107,991     $  5,668,763
                                          ============     ============

NOTE 4.  INVENTORIES

          Inventories were $1,955,127 and $671,672 as of September 30, 1996 and September 30, 1995. Included in inventories of $1,955,127 at September 30, 1996 is approximately $1,761,000 related to incineration equipment purchased from a former competitor. The purchase price also included other assets and was paid $1,000,000 in cash and the remaining $1,020,000 is payable in three semi annual installments commencing on December 31, 1996 under a non-interest bearing promissory note. (See Note 8).

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.  RESTRICTED CASH

          As of September 30, 1996, $1,148,000 of the Company's short-term cash investments were held by banks as collateral for outstanding letters of credit. The letters of credit expire through 1999. (See Note 8).

NOTE 6.  EQUIPMENT HELD FOR SALE

          On September 30, 1992, the Company sold a soil processor unit under a financing-type lease arrangement. As a result of the customer's default, the Company, during 1994, terminated the lease and repossessed the equipment. On September 30, 1994, the Company reclassified this asset as equipment held for resale and reduced its carrying value from approximately $2.1 million to $1.8 million. The Company employs an outside appraiser and reviews the carrying value of this unit on a periodic basis. During fiscal years 1996 and 1995, the carrying value of this unit has been reduced to $1,031,554 and $1,396,954, respectively. These adjustments to the carrying value have been charged to operations in each respective year.

NOTE 7.  PROPERTY AND EQUIPMENT

          Property and equipment consists of the following:

                                         September 30,
                                 ----------------------------
                                      1996           1995
                                 --------------  ------------
Land                               $   481,037   $   396,147
Buildings                            2,117,595     2,169,623
Machinery and equipment              1,074,110     1,152,229
Office furniture and fixtures        1,055,028     1,050,724
Vehicles                                97,355       105,263
                                   -----------   -----------
                                     4,825,125     4,873,986
Less accumulated depreciation       (2,962,486)   (3,048,445)
                                   -----------   -----------

Net property and equipment         $ 1,862,639   $ 1,815,541
                                   ===========   ===========

         Depreciation expense amounted to $249,086, $283,805 and $307,014 for the fiscal years ended September 30, 1996, 1995 and 1994 respectively.

NOTE 8.  NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt                September 30, 1996              September 30, 1995
 consisted of the following:                ----------------------------    --------------------------
                                                                Long-                           Long-
                                               Current           Term          Current           Term
                                                Notes           Notes           Notes           Notes
                                            -----------      ----------     -----------      ----------
Note, payable in 48 monthly payments of
  $50,508, including interest at a
  fixed rate of 7.15%, paid in 1996          $     -          $     -         $    -         $  859,605

7.375% mortgage note, payable to a bank
  $3,022 quarterly, plus interest,
  through July 2012                                -             302,963           -            341,635

Non-interest bearing,discounted to
  8.25% note, payable to a corporation;
  face amount of $1,020,000 due December
  31, 1997, issued for purchase of
  inventory                                        -             964,823           -                -

Note, payable to a bank in 31 monthly
 payments of $8,333 plus interest at the
 prime rate (8.25% at September 30, 1996),
 balance of $741,667 payable on
 February 28, 1999                                 -             975,000           -                -
                                              --------        ----------      --------        ----------
           TOTAL                              $    -           2,242,786      $    -          $1,201,240
                                              ========                        ========
Less current maturities                                          738,253                         579,987
                                                              ----------                      ----------
Total long-term debt                                          $1,504,533                      $  621,253
                                                              ==========                      ==========

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

          Property and equipment, inventories and trade accounts receivable at Montair totaling $2,704,867 at September 30, 1996 are pledged as collateral to one Dutch bank for the 7.375% mortgage note and a Dutch line-of-credit.

          All assets of the U.S. Company are pledged as collateral on the note payable and the U.S. revolving line of credit.

          The Company has a $5.0 million line of credit with a U.S. bank which expires February 28, 1997. As of September 30, 1996, letters of credit amounting to $1.8 million had been issued against this line of credit and the amount of $3.2 million remained available for borrowings. The Company also has a $500,000 line of credit at a Dutch bank. No borrowings had been made against this Dutch line of credit as of September 30, 1996.

          The weighted average interest rate on the U.S. line-of-credit was approximately 8.25% and 8.40% during 1996 and 1995, respectively. In connection with the U.S. bank credit agreement, the Company is required to maintain certain financial statement covenants. The Company's U.S. bank line-of-credit and term loan limits the Company's ability to pay dividends on its stock, purchase treasury stock, or sell assets which constitute collateral, so long as any of the collateralized obligations remain unpaid or the agreement is in effect.

          The weighted average interest rate on a Dutch line-of-credit during fiscal 1996 and 1995 was approximately 9.0% for both years. Interest expense for all debt during fiscal 1996, 1995 and 1994 totalled approximately $91,300, $119,000, and $160,000 respectively.

          Future maturities of long-term debt are as follows:

                     Year ending September 30,      Amount
                     -------------------------    ----------
                              1997                $  738,253
                              1998                   500,266
                              1999                   791,376
                              2000                    16,376
                              2001                    16,376
                              After 2001             180,139
                                                  ----------
                                                  $2,242,786
                                                  ==========

NOTE 9.  TAXES ON INCOME

        The components of income (loss) from continuing operations before taxes on income consisted of the following:

                                                Year ended September 30,
                                         -------------------------------------
                                          1996            1995         1994
                                         --------     ----------     ---------
U.S. Operations                          $548,450     $2,007,123     $(668,385)
The Netherlands Operations                124,004        110,451       228,192
                                         --------     ----------     ---------
                                         $672,454     $2,117,574     $(440,193)
                                         ========     ==========     =========

       Significant components of the provision for income taxes attributable are as follows:

                                                Year ended September 30,
                                         -------------------------------------
                                           1996          1995           1994
                                         --------     ----------     ---------
Continuing Operations:
Current:
 Federal                                 $397,817     $1,444,426     $ (94,000)
 Foreign                                  136,754        (12,938)      (63,000)
 State                                     37,004        178,387        (5,000)
                                         --------     ----------     ---------
                                          571,575      1,609,875      (162,000)
                                         --------     ----------     ---------
Deferred (reduction):
 Federal                                 (249,941)      (833,384)     (114,161)
 Foreign                                  (91,250)        60,429       158,000
 State                                    (12,984)       (85,420)       24,400
                                         --------     ----------     ---------
                                         (354,175)      (858,375)       19,439
                                         --------     ----------     ---------
Total taxes on income - continuing
 operations                              $217,400     $  751,500     $(142,561)
                                         ========     ==========     =========

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                 Year Ended September 30, 1994
                                          --------------------------------------------
NOTE 9.  TAXES ON INCOME (CONTINUED)

Discontinued operations:
Current:
 Federal                                                                    $  560,000
 State                                                                         103,000
                                                                            ----------
                                                                               663,000
                                                                            ----------
Deferred (reduction):
 Federal                                                                       585,000
 State                                                                          49,000
                                                                            ----------
                                                                               634,000
                                                                            ----------
Total taxes on income - discontinued operations                             $1,297,000
                                                                            ==========

     Deferred income taxes reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

                                                       September 30, 1996                        September 30, 1995
                                                  -------------------------------          -----------------------------
                                                   Deferred          Deferred Tax           Deferred        Deferred Tax
                                                  Tax Assets          Liabilities          Tax Assets         Liabilities
                                                  ----------         ------------          ----------       -------------
Deferred gain on sale of plastics
 business                                           $      -           $161,697              $      -          $  193,000
Valuation allowance - equipment held
 for resale                                          281,420                  -               157,700                   -
Warranty accrual                                     308,321                  -               164,000                   -
Work in process                                            -            189,809                     -             308,000
Property and equipment                                     -             17,947                     -              17,084
Compensation accruals                                 38,235                  -                74,000                   -
Allowance for accounts receivable,
 inventories and other                                56,903             16,894                51,785                   -
                                                    --------           --------              --------        ------------
                                                    $684,879           $386,347              $447,485          $  518,084
                                                    ========           ========              ========        ============

     The effective tax rates on income from continuing operations before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:


                                                              Year ended September 30,
                                                    -----------------------------------------------
                                                      1996                1995              1994
                                                    --------            --------         ----------
Taxes on income at statutory rate                       34.0%             34.0%               34.0%
Increase (reduction) in taxes realized from:
Foreign tax difference                                   0.4               0.5                (4.7)
State income taxes, net of federal tax
 benefit                                                 2.3               2.9                 2.2
Other                                                   (4.4)             (1.9)                0.9
                                                    --------          --------            --------
Taxes on income at the effective rate                   32.3%             35.5%               32.4%
                                                    ========          ========            ========

NOTE 10. STOCK OPTIONS AND WARRANTS

     Crown Andersen has an incentive stock option plan and a directors stock warrant plan. The incentive plan is limited to employees, and options granted thereunder are exercisable upon issuance and expire five years from the date of grant. The directors stock warrant plan is to compensate non-employee directors for their services on the Board and committees of the Board. Under the plan, each non-employee director has the right to purchase warrants for up to 10,000 shares of common stock. Each year warrants vest for the purchase of 1,000 shares until all warrants are vested. During fiscal year ended September 30, 1996, warrants for the purchase of 17,688 shares of common stock expired and at September 30, 1996, 13,000 warrants are vested.

     During the fiscal year ended September 30, 1996, the Company granted options to purchase 12,000 shares of Common Stock at a price of $7.50 per share. As of September 30, 1996 there were 82,400 shares outstanding under the Incentive Stock Option Plan at an average exercise price of $8.44 and warrants to purchase 25,000 shares of common stock at an average price of $11.15.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  SEGMENT INFORMATION AND MAJOR CUSTOMERS

   The Company's continuing operations comprise a single industry segment, pollution control systems. Information regarding the Company's geographic segments of its continuing operations is set forth below.

                                   Year Ended September 30,
                                -----------------------------
                                  1996       1995       1994
                                -------    -------    -------
                                       (In Thousands)
Revenues:
  U.S. operations
    Domestic                    $ 4,255    $ 2,614    $ 6,204
    Export                       11,991     14,472      3,629
  The Netherlands operations      5,781      4,587      4,271
                                -------    -------    -------
       Total                    $22,027    $21,673    $14,104
                                =======    =======    =======

Income (loss) before taxes:
  U.S. operations               $   548    $ 2,008    $  (668)
  The Netherlands operations        124        110        228
                                -------    -------    -------
       Total                    $   672    $ 2,118    $  (440)
                                =======    =======    =======

Identifiable assets:
  U.S. operations               $18,899    $18,051    $16,596
  The Netherlands operations      3,549      2,934      2,694
                                -------    -------    -------
       Total                    $22,448    $20,985    $19,290
                                =======    =======    =======

     During fiscal year 1996 two customers accounted for 35% (18% and 17%) of the Company's consolidated revenues from continuing operations and in 1995 two customers accounted for 62% (45% and 17%) of the total consolidated revenues. It is management's opinion that the loss of such customers would not have a material adverse effect of the Company's operations. Historically the Company has not been dependent on repetitive business.

NOTE 12.  COMMITMENTS AND CONTINGENCIES

     (a) The Company has employment agreements with three officers with expiration dates through 1999. Under the terms of the agreements, the salaries range from $63,000 to $150,000, and can increase 5% per year if certain levels of consolidated net earnings are attained. Upon termination by the employer for any reason other than disobedience, dishonesty, disloyal insubordination by the employee, or upon termination in connection with certain dissolutions or changes in ownership of employer, the employee will receive a minimum payment of twice the annual salary at the time of termination.

     (b) The Company has the following pending or threatened litigation and unasserted claims or assessments:

S-P Construction Company, et al, v. Andersen 2000 Inc., et al.  This claim
-------------------------------------------------------------
involves a suit by various insurance companies for subrogation of claims paid by them to the owners (and others) of an electric power cogeneration plant in Medford, Oregon. Andersen 2000 Inc. (Andersen 2000) was one of numerous subcontractors on this job. Andersen 2000 supplied a venturi scrubbing system and other related equipment for the plant, which are alleged to have been defective, contributing to the plant's alleged failure to operate as expected. Plaintiffs' claim against Andersen 2000 is for in excess of $1,145,310, which includes the sales price of the equipment supplied by Andersen 2000 and other damages. Andersen 2000's primary defenses are that the equipment was not defective, that the equipment operated as designed, and that any failure of the plant to perform as hoped for is due to the owners' or operator's failure to burn fuel of the grade required by the boilers (supplied by another company) which in turn affected the performance of the Andersen 2000 air pollution control units.

     In 1995, the case was taken off a State Court of Medford, Oregon trial calendar in order for the insurance companies and their Underwriters to pursue claims against their insureds for overpayment and fraudulent submission of insurance claims. A stay was entered in the Medford, Oregon State Court case. The insurance companies' related claims have now gone to trial and/or been resolved via dispositive motion. The United States Court of Appeals for the Ninth Circuit has affirmed an order from the United States District Court of California which granted dispositive motions of insured's Biomass One, L.P. and S-P Construction.

     It is expected that counsel for Underwriters will soon ask that the stay in the above-styled case be lifted. The trial court has entered an order previously which bifurcated for early trial the issues involved with applicable guaranties and the fuel specifications which applied to the guaranties. When the stay of the case is lifted, the case will proceed to trial. As this case proceeds to trial, the Company remains optimistic, and in their opinion, the final resolution of this matter will not result in a materially adverse effect on the Company's financial statements or its operations.

Textron Investment Management Company, et al. v. Crown Andersen Inc., Struthers
-------------------------------------------------------------------------------
Thermo-Flood Corporation, et al.  This case involves a suit by various holders
-------------------------------
of Industrial Revenue Bonds issued by the Cities of Winfield and Arkansas City, Kansas concerning the development of industrial property near Winfield, Kansas.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

     Beginning in October of 1980, Struthers Thermo-Flood Corporation ("STFC") was a tenant at the property in question pursuant to a 20-year lease. The lease payments made by STFC were to be used to retire bonds issued to the above named bondholders. In June of 1987, Crown Andersen acquired the stock of STFC from Struthers Wells Corporation. At the time of Crown Andersen's acquisition of the stock of STFC, soil and groundwater at the leased property were heavily contaminated due in part to operations conducted on adjacent property by a division of the General Electric Company. The contamination of the leased property was not known to, discovered by, or reported to Crown Andersen at the time of its acquisition of the stock of STFC, although it appears that the existence of the contamination was well-known to the landlord (the Cities of Winfield, Kansas and Arkansas City, Kansas) and to Struthers Wells Corporation. In the sale to Crown Andersen, Struthers Wells Corporation represented that there were no violations of law relating to the property and no claims against the property. In March of 1990, the Kansas Department of Health made a public finding that the soil and groundwater contamination at the property constituted a hazard to human health.

     After operations at STFC began to decline, STFC management attempted to market the leased property. To date, all prospective purchasers have declined to acquire STFC's interest in the lease upon being informed of the extent of the soil and groundwater contamination., Thus, STFC has been unable to find a buyer for its interest in the property, and the cost to clean up the property will very likely exceed its value.

     Because of the finding of the Kansas Department of Health referred to above, and because any commercial use of the property by STFC has been completely frustrated by the existence of the contamination, on March 24, 1992, STFC gave notice to the landlords and the bondholders of its intention to abandon the property.

     Following STFC's abandonment of the property, and its failure to pay the next lease payment when it became due, the bondholders filed the referenced lawsuit. In response to the lawsuit STFC has filed a liquidation proceeding under Chapter 7 of the Bankruptcy Code. The trustee in bankruptcy abandoned the property on September 17, 1992. The bankruptcy court entered an order of no distribution on February 10, 1994. Additionally, the filing of a petition under Chapter 7 of the Bankruptcy Code resulted in a complete and permanent transfer of control from Crown Andersen to the Bankruptcy Trustee. The above items led to the Company not including STFC in the Company's consolidated financial statements. STFC was dissolved on March 27, 1995.

     Crown Andersen has filed an Answer denying any liability to the bondholders, principally on the grounds of lack of privity of contract between Crown Andersen and the bondholders. Crown Andersen has also filed cross-claims against Struthers Wells Corporation and the Cities asserting claims for, among other things, concealment, misrepresentation and breach of the warranties and representations in the Stock Purchase Agreement by which Crown Andersen acquired STFC from Struthers Wells. Struthers Wells Corporation, a co-defendant in the case, filed a petition for Chapter 11 in the United States Bankruptcy Court for the Western District of Pennsylvania. Discovery has been completed in this case. Crown Andersen filed a motion for summary judgment. A mediation occurred in the fall of 1995 without resolution, although settlement conversations have ensued. A trial date has been indefinitely postponed.

     The Plaintiffs have dismissed their claims against the Cities and in return the Cities have dismissed all claims against Crown Andersen. The remaining claim of the Plaintiffs against Crown Andersen is based upon the alleged indemnification of Struthers Wells Corporation for unpaid balance of Struthers Thermo-Flood lease payments. The Company believes that Struthers Wells Corporation is not entitled to indemnification.

     On February 3, 1995, Plaintiffs amended their petition to assert claims for
(1) liability for payment of the Industrial Revenue Bond based upon a theory of estoppel; (2) liability for the financial obligations of STFC based upon a theory that Crown Andersen was the "alter ego" of STFC; and (3) damages for Crown Andersen's preference over other creditors in the liquidation of the assets of STFC. Crown Andersen filed an answer denying liability under the theories set forth in the Amended Petition. Motions for summary judgment which are pending before the court may resolve the issue of Crown Andersen's liability.

     In the opinion of the management of the Company and its legal counsel, two possible outcomes exist. The first and more likely is a ruling from the court or a jury in favor of the Company, resulting in no significant financial effect upon the Company. A second and less likely is a ruling by the court or a jury against the Company, in an amount of the past due lease payments of approximately $1,900,000 plus interest and attorneys fees, less any proceeds from a sale of the property. This net amount is estimated not to exceed $1,000,000.

     The Company believes that the first outcome is more likely to occur and therefore the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

United States Environmental Protection Agency v. Struthers Thermo-Flood
-----------------------------------------------------------------------
Corporation.  STFC was named as a potentially responsible party ("PRP") under
-----------
Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") by the United States Environmental Protection Agency ("EPA") in November, 1993. The potential exposure to Crown Andersen or STFC as a PRP is unknown at this time. A factual defense to any liability on the part of STFC or Crown Andersen is that neither party contributed to the contamination upon or around the Property at any time during Crown Andersen's ownership of STFC. Discovery and environmental testing have revealed that STFC, during its ownership by Struthers Wells, may have contributed to the contamination upon and around the Property. The involvement by the EPA strengthens the basis for Crown Andersen's defenses against liability for the

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  COMMITMENTS AND CONTINGENCIES (continued)

unpaid balance of STFC's lease payments, interest and attorneys' fees, which should be the ultimate exposure of the Company in this lawsuit. Additional parties may be named as defendants in this lawsuit based upon their potential liability for the contamination upon and around the Property due to the depreciation of the market value and loss of the use of the Property.

     No adversarial actions have been pursued against STFC in this case, subsequent to the PRP letter of notification. A revised plan for remediation of the contamination at Strother Field has been completed, but not provided to the Company at this time.

     The evidence to date indicates that the contamination upon the STFC property, if contributed by STFC, was the result of activities conducted by STFC prior to its purchase by Crown Andersen. If the EPA or PRPs attempt to join a parent of STFC into the case, Struthers Wells Corporation was the parent of STFC during the time any releases could have occurred upon the property by STFC. The Company believes that no liability would accrue to the Company beyond STFC, which is in Chapter 7 bankruptcy.

     Crown Andersen has not been formally named as a PRP at this time. Furthermore, based upon the available information, it does not appear likely that Crown will be held responsible for any liability which may be attributed to STFC for cleanup costs. However, t here is a chance that the EPA or a PRP may bring an action in the future which attempts to recover cleanup costs from Crown Andersen. The Company and its legal counsel believe a suit by the EPA or a PRP would not have merit, under the available information. The Company believes that the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

Georgia Gulf Corporation v. Andersen 2000 Inc..  On October 16, 1996, Georgia
----------------------------------------------
Gulf Corporation ("Georgia Gulf") filed suit against Andersen 2000 Inc. ("Andersen 2000") as styled above alleging that Andersen 2000 has violated a contractual agreement by and between the parties, dated on or about November 9, 1990, pursuant to which Andersen 2000 agreed to design, supply, and install a natural gas and hazardous liquid waste fired boiler at the Georgia Gulf plant in Plaquemine, Louisiana. Georgia Gulf alleges that Andersen 2000 warranted that the project would be free from defects in material and workmanship and would perform in accordance with the project specifications., Georgia Gulf further alleges, however, that the project was defective as to its design, workmanship and/or materials and, as a result, failed to perform in accordance with the project specifications so as to constitute a breach of warranty and breach of contract by Andersen 2000, resulting in damages to Georgia Gulf in excess of $3,000,000.

     On November 11, 1996, Andersen 2000 filed an Answer admitting that Georgia Gulf and Andersen 2000 entered into a contract in 1990 regarding a natural gas and hazardous liquid waste fired boiler at the Georgia Gulf plant in Plaquemine, Louisiana, but denying all other allegations made by Georgia Gulf. The litigation is in its initial stages and discovery has yet to be exchanged. As such, the Company is unable to comment on the prospects of a favorable or unfavorable outcome. The Company believes that the final resolutiion of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

     The Company is involved in various additional litigation matters arising in the ordinary course of business. Management believes that the final resolution of these matters will not result in a material adverse effect on the Company's financial statements and its operations.

NOTE 13.  RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets Being Disposed of" which provides guidance on how and when impairment losses are recognized on long-lived assets. This statement is effective for fiscal years that begin after December 31, 1995 and when adopted, is not expected to have a material impact on the Company.

     The FASB has issued SFAS No. 123 "Accounting for Stock-Based Compensation" which establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement was issued by the FASB during October 1995 and is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has not yet determined the impact of this statement on its financial statements.

     Subsequent to September 30, 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities." This statement provides guidance on accrual of environmental remediation liabilities when the criteria of SFAS No. 5, "Accounting for Contingencies", are met. The provisions of this Statement are effective for fiscal years beginning after December 15, 1996. The Company has not yet determined the effect of this Statement on its financial statements.

NOTE 14.  SIGNIFICANT FOURTH QUARTER ACTIVITY

     During the fourth quarter of 1996, the Company increased its warranty reserve by $463,000 to $939,000. This was based on anticipated cost overruns to complete certain contracts of the Company.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
  of Crown Andersen Inc.
Peachtree City, Georgia



We have audited the accompanying consolidated balance sheets of Crown Andersen Inc. and Subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc. and Subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                                  BDO SEIDMAN, LLP


Atlanta, Georgia
December 11, 1996



= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =


                      COMMON STOCK INFORMATION (UNAUDITED)

     The Company's common stock is traded in the NASDAQ National Market System under the NASDAQ symbol "CRAN". The following table shows the quarterly high and low closing sale prices of the Company's common stock for the past two fiscal years as reported by NASDAQ. The Company had approximately 251 shareholders of record as of December 13, 1996, in addition to approximately 1,800 beneficial holders.


                             YEAR ENDED
                         SEPTEMBER 30, 1996
                       ----------------------
                          HIGH        LOW
                       ---------    ---------
FISCAL QUARTER
  First                  $8.75       $6.75
  Second                  8.75        6.38
  Third                   7.75        6.63
  Fourth                  7.38        6.00

                             YEAR ENDED
                         SEPTEMBER 30, 1995
                       ----------------------
                          HIGH        LOW
                       ---------    ---------
FISCAL QUARTER
  First                  $7.75       $6.00
  Second                  7.81        6.00
  Third                   8.25        6.38
  Fourth                  9.50        6.25


     No cash dividends have ever been paid by the Company or any of its subsidiaries. The Company's ability to pay cash dividends is restricted by the terms of a loan agreement with a bank. See Note 8 of the Notes to Consolidated Financial Statements.

                              CROWN ANDERSEN INC.

CORPORATE OFFICERS AND       SUBSIDIARIES                  TRANSFER AGENT
 DIRECTORS
                             ANDERSEN 2000 INC.            Wachovia Bank and
JACK D. BRADY                306 Dividend Dr.              Trust Company
Chairman of the Board,       Peachtree City, GA 30269      Winston-Salem, North
 President, and              (770) 486-2000                Carolina 27102
 Chief Executive Officer     FAX: (770) 487 5066
                                                           LEGAL COUNSEL
JACK C. HENDRICKS
Vice Chairman of the Board   Jack D. Brady                 Decker & Hallman,
                             Chairman and CEO              P.C.
RICHARD A. BEAUCHAMP                                       Atlanta, Georgia
Director                     Thomas Van Remmen
(President, Amari Truck      President and COO             AUDITORS
 Distribution Corp.
(Contract transportation     Kenny M. Graves               BDO Seidman, LLP
 company)                    Senior Vice President         Atlanta, Georgia

ROBERT DRESSLER              John M. Golumbeski            ANNUAL MEETING
Director                     Vice-President,
(Managing Director,          Manufacturing                 The 1997 Annual
 Corporate Finance                                         Meeting of
 Raymond James and           Jay Kaufman                   Stockholders will be
 Associates, Inc.)           Vice-President, Purchasing    held on March 5,
(investment bankers)                                       1997, at 10:00 a.m.
                             Randall Morgan                at the Company's
LESTER K. LEGATSKI           Vice-President, Finance and   corporate offices,
Director                     Controller/Treasurer          306 Dividend Drive,
(President, Celtec Inc.)                                   Peachtree City,
(development and             Douglas Topley                Georgia.
 application of              Vice-President, Sales
 membrane technology for
  liquid separators)         Milton Emmanuelli
                             Secretary
THOMAS VAN REMMEN
Director                     MONTAIR ANDERSEN BV
(President of Andersen       Heuvelsestraat 14
 2000 Inc.)                  5976 NG
                             Sevenum, Holland
MILTON EMMANUELLI            31 77 467 2473
Chief Financial Officer and  TELEX: 58783 MONTA NL
Controller/Treasurer         FAX: 31 77 467 3012

RANDALL MORGAN               A.T.J. Wagemans
Secretary                    Managing Director

                             Jack D. Brady
                             Director

                             Rene Francken
                             Manager, Administration And
                             Sales

                             Johan Grubben
                             Manager, Engineering










 ===============================================================================


                                FORM 10-K REPORT

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K TO THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996, IS AVAILABLE TO STOCKHOLDERS AT NO CHARGE UPON WRITTEN REQUEST. PLEASE SEND REQUESTS TO:

                   MILTON EMMANUELLI, CHIEF FINANCIAL OFFICER
                              CROWN ANDERSEN INC.
               306 DIVIDEND DRIVE, PEACHTREE CITY, GEORGIA 30269