Form 10-K405, Exhibit 13
period 1997-09-30
CROWN ANDERSEN INC
filed 1997-12-29
CIK 778808

                              CROWN ANDERSEN INC.



                                     1997
                                    ANNUAL
                                    REPORT

MESSAGE TO SHAREHOLDERS

By every measure, except common stock price, 1997 was an excellent year for Crown Andersen Inc. Revenues increased 5% from 1996 and earnings per share increased 162%. Stockholders' equity increased $753,928 to $13,882,319 or $9.18 per share. Net income after tax was 5.0% of revenues, which might very well rank the Company at the top in the United States among environmental equipment manufacturing firms. With all of these positives, the Company's common stock has traded at between 70% and 80% of book value throughout the year. Something is wrong with this picture! That something is partially the result of a complete absence of coherent environmental policy in the United States, rampant litigation which seems never to be resolved, especially in the United States, and an investment community perception that Crown Andersen is somehow in businesses similar to those of WMX Corp. and BFI. None of these are valid reasons for the stock trading below book value. The lack of coherent environmental legislation in the United States has forced most of the manufacturers to whom we sell our products to move out of the United States and build their plants in more accommodating countries. We simply followed them to these more accommodating countries and sold them the same products we would have sold in the United States. We are one of the few companies in the United States successful in this endeavor. We believe we have adequately reserved for any litigation related expenses and we would be happy to settle all outstanding legal issues through arbitration, rather than litigation, if the plaintiffs in the cases would recognize that negotiated settlements are almost always beneficial to both parties.

Regarding the association between Crown Andersen Inc. and the garbage haulers and landfill operators, there simply is no comparison. We are involved in the design, sale and installation of engineered products, with substantial proprietary content. One need only examine our profit margins, compared with those in the waste hauling and landfill businesses, to see the difference. We have one of the strongest balance sheets in the environmental field in the United States. The fundamentals are excellent. We are obviously concerned about the dramatic downturn in the Asian economies and the impact on our international business. However, we have demonstrated in past years our ability to shift focus quickly and to overcome adverse economic developments. We look forward to maintaining our growth trends into 1998 and we look forward to a stock market which will recognize us for our efforts.

                                        Respectfully submitted,



                                        Jack D. Brady
                                        Chairman and President

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                   (In Thousands, Except Per Share Figures)

                                                                         Year ended September 30,
                                                         ---------------------------------------------------------
                                                            1997        1996        1995        1994        1993
                                                         ---------    --------    --------    --------    --------
        Revenues from continuing operations                $23,144     $22,027     $21,673     $14,104     $12,818
        Revenues from discontinued operations              $     -     $     -     $     -     $ 8,681     $ 7,851
        Income (loss) from continuing operations           $ 1,149     $   455     $ 1,366     $  (298)    $  (191)
        Income from discontinued operations                $     -     $     -     $     -     $   620     $   551
        Gain on disposal of discontinued operations        $     -     $     -     $     -     $ 1,179     $     -
        Earnings (loss) per share:
          Continuing operations                            $  0.76     $  0.29     $  0.87     $ (0.19)    $ (0.12)
          Discontinued operations                          $     -     $     -     $     -     $  0.40     $  0.35
          Gain on disposal of discontinued
            operations                                     $     -     $     -     $     -     $  0.75     $     -
          Cumulative effect of accounting change           $     -     $     -     $     -     $     -     $  0.07
          Net Income                                       $  0.76     $  0.29     $  0.87     $  0.96     $  0.30
        Total Assets                                       $21,386     $22,448     $20,985     $19,290     $17,716
        Long-term debt                                     $   775     $ 1,505     $   621     $ 1,174     $ 1,737
        Cash dividends declared per common share           $     -     $     -     $     -     $     -     $     -

BUSINESS INFORMATION

  Crown Andersen Inc. is a holding company for Andersen 2000 Inc., headquartered in Peachtree City, Georgia, and Montair Andersen bv, headquartered in Sevenum, The Netherlands. The Company, through these subsidiaries, is involved in the design, manufacture, sale and installation of industrial pollution control systems, medical, chemical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems, spray dryer systems.

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

  The Company's products are marketed to various industrial and manufacturing concerns throughout the world by independent sales representatives and by direct employees of the Company. In addition, the Company licenses foreign manufacturers in India and Japan to manufacture and market its equipment in those countries and in adjacent countries. As a percentage of revenues, sales and operations outside the United States accounted for approximately 85.6% of the Company's total revenues in fiscal 1997. This compares to approximately 80.7% and 88.0% of the Company's total revenues in fiscal 1996 and 1995, respectively. Foreign sales for fiscal 1997, 1996 and 1995 totaled approximately $19.9 million, $17.8 million and $19.0 million, respectively.

  For information pertaining to revenues, income (loss) before taxes and identifiable assets for each of the Company's geographic areas for the past three fiscal years, see Note 10 of the Notes to Consolidated Financial Statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

INTRODUCTION

  Crown Andersen Inc. (Crown Andersen or the Company) is a publicly-traded holding company for Andersen 2000 Inc. (Andersen) and, through Andersen, owns all of the outstanding stock of Montair Andersen bv (Montair). The Company is engaged exclusively in the pollution control and waste processing businesses.

  In fiscal 1997, revenues increased 5% to $23.1 million from $22.0 million in fiscal 1996. Net income increased 152% to $1,148,982 from $455,054 in fiscal 1996. Fiscal 1996 results were adversely affected by substantial cost overruns incurred by Andersen on two major overseas projects.

  Foreign revenues (including export sales by Andersen and sales by Montair) accounted for 86.1% and 80.7% of total revenues in fiscal years 1997 and 1996, respectively. Foreign sales transactions are generally guaranteed by bank letters of credit. The Company has little or no foreign currency exposure on sales by Montair as its contracts are payable in Dutch Guilders, its local currency. As of September 30, 1997, the Company has cumulative currency adjustments of $109,826. This amount has been reflected as a line item in the equity section of the balance sheet. (See "Consolidated Statement of Stockholders' Equity.")

The Company is involved in certain litigation. See Note 11 to the Consolidated financial Statements for a discussion.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents of $4,894,371 at September 30, 1997 decreased $306,425 from the September 30, 1996 balance of $5,200,796. The decrease was primarily attributable to a reduction in payables and long-term debt. Cash provided by operating activities amounted to $598,616. Net income plus depreciation and amortization and provision for valuation of soil processor unit totaling $1,768,967 more than offset increases in receivables and decreases in payables.

  Cash provided by investing activities totaled $252,109. This amount includes collection of notes receivable of $300,000 and a reduction in restricted cash of $112,000, partly offset by capital expenditures of $161,073.

  Cash used for financing activities totaled $1,146,202 and reflects a reduction of long-term debt of $943,755 and the purchase of treasury stock of $202,447.

  Both Montair and Andersen realized positive operating cash flow in fiscal 1997 as a result of profitable operations at both locations.

  As disclosed in Note 5 to the Consolidated Financial Statements, during 1994 the Company repossessed certain equipment sold under a lease arrangement. The Company has reduced the carrying value of this asset to $670,000 as of September 30, 1997 and it is reflected as equipment held for resale in the accompanying consolidated balance sheet. The Company is attempting to market this equipment for sale.

  As indicated in Note 11 of the Notes to the Consolidated Financial Statements, the Company is one of several defendants in a legal action brought by various holders of Industrial Revenue Bonds issued by the cities of Winfield and Arkansas City, Kansas concerning the development of industrial property near Winfield, Kansas. The Company believes that it has meritorious defenses to the litigation due to the fact that Crown Andersen was not a party to the bondholder's agreement, such agreement having been entered into by Struthers Thermo-Flood Corporation ("STFC") prior to STFC being acquired by the Company. In response to the lawsuit, STFC filed a liquidation proceeding under Chapter 7 of the Federal Bankruptcy Act. The Trustee in Bankruptcy abandoned the property on September 17, 1992. The Bankruptcy Court entered an order of no distribution
on February 10, 1994.  STFC was dissolved in March 1995.   In the opinion of
management of the Company and its counsel, two possible outcomes exist. The first and more likely is a ruling from the court or a jury in favor of the Company, resulting in no significant financial effect upon the Company. A second and less likely is a ruling by the court or a jury against the Company, in an amount of the past due lease payments of approximately $1,900,000 plus interest and attorneys fees, less any proceeds from a sale of the property.
This net amount is estimated not to exceed $1,000,000. If a judgement were to be rendered against the Company for such amount, payment would be made using the Company's existing cash reserves or from funds available under its credit facility.

  As of September 30, 1997, the Company had no borrowings against its $5.0 million line of credit and the $0.4 million credit facility available to Montair. The amount of $4.2 million remained available for borrowing under these credit facilities as $1.3 million in letters of credit are outstanding against the U.S. line of credit. Because of this credit facility, profitable operations, and the retention of cash from prior years, the Company has adequate cash reserves to meet its short-term cash needs.

  Under the current loan agreement, the Company is required to obtain the bank's consent to pay cash dividends, purchase treasury stock, or to sell assets which constitute collateral. The Company obtained permission to purchase up to $400,000 of treasury stock. A total of $319,760 in treasury stock has been purchased as of September 30, 1997.

  In the year 2000, many computer programs with date sensitive software may recognize year 2000 as the year 1900. This could result in a system failure or miscalculations causing disruption in processing business transactions. The Company has been informed that their accounting software is year 2000 compliant. However, there can be no guarantees that all the Company's systems that will be effected have been identified.

  As of September 30, 1997, the Company's equity in its Montair operation had declined in value by $214,648 from September 30, 1996 as a result of a decrease in the foreign currency translation adjustment, reflecting a 16% increase in the U.S. dollar against the Dutch guilder.

RESULTS OF OPERATIONS

 Revenues:

  Revenues of $23,143,672 in fiscal 1997 increased $1,117,164 (5.1%) from fiscal 1996 revenues of $22,026,508. The increase in revenues was largely attributable to Andersen. Foreign sales (including export sales by Andersen and sales by Montair) were $19.9 million and $17.8 million for fiscal years 1997 and 1996, and accounted for 86% and 81% of revenues in fiscal years 1997 and 1996, respectively. All changes in revenues are related to the quantity of products sold, not to pricing changes.

  The Company continues to rely on the international market for most of its revenues. Demand for the Company's products in the domestic market has remained low over the last three years because of uncertainty in changes in United States regulations. While there are some uncertainties in the foreign markets because of currency problems in countries where the Company does business, to date, the Company has not experienced a decline in bidding activity. Asian slowdowns have been offset by both domestic activity and activity in South America.

  The Company believes it can at least maintain the current revenue levels in fiscal 1998, based on current building activity.

  Revenues of $22,026,508 in fiscal 1996 increased $353,339 (1.6%) from fiscal 1995, primarily as a result of a revenue increase of 26% at Montair where higher than ordinary margins were realized in second quarter 1997 projects.

 Cost of Sales:

  Cost of sales increased $421,578 (2.4%) to $18,195,528 in fiscal 1997 from fiscal 1996 costs of $17,773,950, primarily as a result of higher revenues resulting in a 2% improvement in gross margin. The margin improvement was largely attributable to the Montair operations.

  In fiscal 1996, cost of sales increased $1,278,974 (8%) from 1995 levels as a result of substantial cost overruns on two Andersen projects and a large warranty expense incurred at Montair.

 Selling, General and Administrative Costs:

  Selling, general and administrative costs in fiscal 1997 decreased $300,100 (8.0%) to $3,463,862 from the 1996 levels. The decrease is primarily attributable to U.S. operations and reflects decreases in commissions, advertising, travel, and professional fees. Commission expenses do not directly co-relate to revenue level as they do not apply to all projects and commission rates vary. As a percentage of revenues, selling, general and administrative costs were 15.0%, 17.1% and 14.9% of revenues for fiscal years 1997, 1996 and 1995, respectively.

  In fiscal 1996, these expenses increased $535,990 (16.6%), as a result of increases in commissions, salaries and professional fees at the U.S. operation.

 Interest and Other (Income) Expenses:

  Interest and other (income) expenses for fiscal 1997 resulted in a credit of $109,200 compared to a credit of $183,858 for fiscal 1996. The lower credit of $74,658 is primarily attributable to lower interest income, higher interest expense and higher bad debt expense. The change of $16,505 in fiscal 1996 from fiscal 1995 reflected lower bad debt expense and slightly higher net interest costs.

 Taxes on Income:

  In fiscal 1997, the effective tax rate was 27.9%, compared to 32.3% in fiscal 1996. The fiscal 1995 rate was 35.5%. The lower tax rate of 27.9% in fiscal 1997 reflects tax savings resulting from the Company's significant foreign export revenues and its participation in a shared foreign sales corporation.

 Net Income

  The increase in net income of $693,928 (152%) in fiscal 1997 was attributable to higher revenues, an increase in gross margin of 2% and lower selling, general and administrative costs.

  The average shares and equivalent shares outstanding were 1,516,466, 1,560,618 and 1,561,635 for fiscal years 1997, 1996 and 1995. The unexercised options and warrants are antidilutive for all periods.

 Effects of Inflation:

  During fiscal 1997 and fiscal 1996, the Company has not experienced any abnormal increases in costs of materials or supplies for manufacturing in any of its domestic operations. In most cases the Company has been successful in passing materials cost increases on to its customers. The Company continues to incur cost increases associated with travel related expenses, primarily in air fares.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                           SEPTEMBER 30,
                                                                  ----------------------------
                                                                       1997           1996
                                                                  --------------  ------------
                     ASSETS (Note 8)
CURRENT:
   Cash and cash equivalents                                        $ 4,894,371   $ 5,200,796
   Receivables:
       Trade, less allowance of $113,476 and $120,380 for
        possible losses                                               2,683,989     2,655,281
       Other                                                            139,595        48,403
       Income taxes                                                      43,602       294,960
   Costs and estimated earnings in excess of billings on
     uncompleted contracts (Note 1)                                   5,836,898     6,121,410
   Inventories (Note 2)                                               2,566,179     1,955,127
   Prepaid expenses                                                      66,581       126,688
   Current maturities of long-term note receivable (Note 3)             300,000       300,000
   Deferred income taxes                                                432,114       403,935
                                                                    -----------   -----------
            TOTAL CURRENT ASSETS                                     16,963,329    17,106,600

RESTRICTED CASH (Note 4)                                              1,036,000     1,148,000
NOTE RECEIVABLE, less current maturities (Note 3)                       490,000       790,000
EQUIPMENT HELD FOR RESALE (Note 5)                                      670,000     1,031,554
PROPERTY AND EQUIPMENT, less accumulated depreciation (Note 6)        1,661,962     1,862,639
DEFERRED INCOME TAXES (Note 8)                                          433,942       280,944
OTHER ASSETS                                                            130,732       228,717
                                                                    -----------   -----------

                                                                    $21,385,965   $22,448,454
                                                                    ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable (Note 7)                                           $         -   $         -
   Accounts payable                                                   4,069,018     5,099,140
   Accruals:
       Income taxes (Note 8)                                                                -
       Compensation                                                     350,986       303,201
       Warranty                                                       1,009,700       939,000
       Miscellaneous                                                    394,314       336,170
   Billings on uncompleted contracts in excess of cost and
     estimated earnings (Note 1)                                        117,721        13,419
   Current maturities of long-term debt (Note 7)                        494,736       738,253
   Deferred income taxes (Note 8)                                       189,254       249,225
                                                                    -----------   -----------
             TOTAL CURRENT LIABILITIES                                6,625,729     7,678,408

LONG-TERM DEBT, less current maturities (Note 7)                        775,000     1,504,533
DEFERRED INCOME TAXES (Note 8)                                          102,917       137,122
                                                                    -----------   -----------
             TOTAL LIABILITIES                                        7,503,646     9,320,063
                                                                    -----------   -----------

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY: (Notes 7 and 9)
   Common Stock, $.10 par; shares authorized 5,000,000; issued
     1,561,635; outstanding 1,512,198 and 1,544,635                     156,164       156,164
   Additional paid-in capital                                         2,905,801     2,905,801
   Treasury stock; 49,437 and 17,000 shares, at cost                   (319,760)     (117,313)
   Retained earnings                                                 11,030,288     9,881,306
   Foreign currency translation adjustment                             109,826       302,433
                                                                    -----------   -----------
             TOTAL STOCKHOLDERS' EQUITY                              13,882,319    13,128,391
                                                                    -----------   -----------

                                                                    $21,385,965   $22,448,454
                                                                    ===========   ===========



See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME





                                                             YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------------------
                                                       1997          1996           1995
                                                   -----------   -----------    -----------
REVENUES:
   Contracts                                       $21,074,139   $20,112,990    $20,305,645
   Sales                                             2,030,197     1,881,427      1,328,546
   Other                                                39,336        32,091         38,978
                                                   -----------   -----------    -----------
                                                    23,143,672    22,026,508    $21,673,169
                                                   -----------   -----------    -----------
COSTS AND EXPENSES:
   Cost of contracts and sales                      18,195,528    17,773,950     16,494,976
   Selling, general and administrative               3,463,862     3,763,962      3,227,972
   Interest and other (income) expense                (109,200)     (183,858)      (167,353)
                                                   -----------   -----------    -----------
                                                    21,550,190    21,354,054     19,555,595
                                                   -----------   -----------    -----------
   Income from operations before taxes
    on income                                        1,593,482       672,454      2,117,574

TAXES ON INCOME (NOTE 9)                               444,500       217,400        751,500
                                                   -----------   -----------    -----------

NET INCOME                                         $ 1,148,982   $   455,054    $ 1,366,074
                                                   ===========   ===========    ===========

AVERAGE SHARES AND EQUIVALENT SHARES OUTSTANDING     1,516,466   1,560,618        1,561,635
                                                   ===========   ===========    ===========

EARNINGS PER SHARE                                 $      0.76   $      0.29    $      0.87
                                                   ===========   ===========    ===========



See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997



                                                                                                                     Foreign
                                             Common Stock                Additional                                 Currency
                                          --------------------            Paid-In        Retained     Treasury     Translation
                                          Shares       Amount             Capital         Earnings      Stock      Adjustment
                                          ---------  ---------          -----------      ---------    ---------    -----------
BALANCE, SEPTEMBER 30, 1994               1,561,635   $156,164           $2,905,801    $ 8,060,178    $       -      $ 289,552

   Net income                                     -          -                    -      1,366,074            -
   Change in translation adjustment               -          -                    -              -            -        111,760
                                          ---------   --------           ----------    -----------    ---------      ---------
BALANCE, SEPTEMBER 30, 1995               1,561,635    156,164            2,905,801      9,426,252            -        401,312

   Net income                                     -          -                    -        455,054                           -
   Purchase of treasury stock               (17,000)         -                    -              -     (117,313)             -
   Change in translation adjustment               -          -                    -              -            -        (98,879)
                                          ---------   --------           ----------    -----------    ---------      ---------
BALANCE, SEPTEMBER 30, 1996               1,544,635    156,164            2,905,801      9,881,306     (117,313)       302,433

   Net income                                     -          -                    -      1,148,982
   Purchase of treasury stock               (40,000)         -                    -              -     (246,875)
   Issuance of treasury stock                 7,563          -                    -              -       44,428
   Change in translation adjustment               -          -                    -              -            -       (192,607)
                                          ---------   --------           ----------    -----------    ---------      ---------
BALANCE, SEPTEMBER 30, 1997               1,512,198   $156,164           $2,905,801    $11,030,288    $(319,760)     $ 109,826
                                          =========   ========           ==========    ===========    =========      =========


See accompanying summary of accounting policies and notes to consolidated financial statements.

                    CROWN ANDERSEN INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                      Year Ended September 30,
                                                            ---------------------------------------------
                                                                 1997           1996            1995
                                                            -------------  -------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from operations                                     $ 1,148,982    $   455,054      $ 1,366,074
  Items in income from operations not affecting cash:
      Depreciation and amortization                              258,431        279,086          318,552
      Provision for valuation of soil processor unit             361,554        360,000          360,000
      Deferred income taxes                                     (228,560)      (352,563)        (930,997)
      Loss on sales of fixed assets                                  893        (14,698)         (20,992)
  Cash provided by (used for)
      Trade and other receivables                               (316,478)     2,722,972       (2,589,007)
      Refundable income taxes                                     14,220        134,983          (42,010)
      Costs and estimated earnings in excess of billings
       on uncompleted contracts                                  284,512       (261,758)      (1,021,392)
      Inventories                                               (635,290)      (276,656)         153,363
      Prepaid expenses                                            56,133        (85,747)         105,240
      Accounts payable                                          (863,577)       486,689        1,356,135
      Accrued expenses                                           445,098       (194,080)         336,167
      Billings on uncompleted contracts in excess of
       costs and estimated earnings                              104,302       (177,298)         166,567
      Other                                                      (31,604)      (100,624)          12,031
                                                             -----------    -----------      -----------
  Cash provided by (used for) operating activities               598,616      2,975,360         (430,269)
                                                             -----------    -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in restricted cash (Note 4)                112,000     (1,148,000)               -
  Proceeds on sale of plastics segment, net of selling and
    cost of $254,780 in 1995                                           -              -        4,960,260
  Collection of note receivable                                  300,000        100,000                -
  Proceeds from sale of fixed assets                               1,182         35,748           98,886
  Capital expenditures                                          (161,073)      (402,830)        (109,834)
                                                             -----------    -----------      -----------
  Cash provided by (used for) investing activities               252,109     (1,415,082)       4,949,312
                                                             -----------    -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Reduction in notes payable                                           -              -         (339,064)
  Proceeds from long term loan                                         -      1,000,000                -
  Reduction in long-term debt                                   (943,755)      (956,644)        (579,381)
  Retirement of common stock                                    (202,447)      (117,313)               -
                                                             -----------    -----------      -----------
  Cash used for financing activities                          (1,146,202)       (73,957)        (918,445)
                                                             -----------    -----------      -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          (10,948)       (37,162)          13,380
                                                             -----------    -----------      -----------
CASH AND CASH EQUIVALENTS:
  Net increase (decrease) during the year                       (306,425)     1,449,159        3,613,978
  Balance at beginning of year                                 5,200,796      3,751,637          137,659
                                                             -----------    -----------      -----------

  BALANCE AT END OF YEAR                                     $ 4,894,371    $ 5,200,796      $ 3,751,637
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

FOREIGN CURRENCY TRANSLATION

  Foreign currencies have been translated into United States dollars for inclusion in the financial statements under the provisions of Statement No. 52 of the Financial Accounting Standards Board. Accordingly, assets and liabilities of Montair are translated using the exchange rate in effect at the balance sheet date. Results of operations of Montair are translated using the average exchange rates prevailing throughout the period. The effect of the difference in these rates is included in stockholders' equity as the foreign currency translation adjustment.

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

  Due to the relatively large nature of the Company's typical contract, individual contracts may represent significant portions of trade receivables and costs and estimated earnings in excess of billings on completed contracts. During fiscal year 1997, one contract represented 38 percent of trade receivables. Additionally, two contracts represented 73 percent of costs and estimated earnings in excess of billings on completed contracts; both of these latter two contracts are supported by irrevocable letters of credit.

  At September 30, 1997, approximately $1,800,000 of inventories were purchased as part of a December 1995 acquisition of a product line of a former competitor. Management has developed a program to reduce this inventory to desired levels over the near term and believes no loss will be incurred on the disposition of such inventory. No estimate can be made of a range of amounts of loss that are reasonably possible should that program not be successful.

  Crown Andersen's policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. During fiscal year 1997, the Company charged $361,554 to operations. During each of fiscal years 1996 and 1995, the Company charged $360,000 to operations. The Company believes that this equipment will be sold in the near future and no loss will be incurred in the disposition of the equipment. See Note 5.

  The Company is involved in certain litigation which may result in losses to the Company. See Note 11.

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

INVENTORIES

  Inventories are valued at the first-in, first out (FIFO) basis and consists of incineration equipment, raw materials and supplies to be used on job sites. Maintenance and office supplies are not inventoried.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

REVENUE RECOGNITION

  For financial reporting purposes, income from long-term contracts is reported on the percentage of completion method. Under this method, the percentage of contract revenue to be recognized currently is based on the ratio of costs incurred to date to total estimated contract costs, after giving effect to the most recent estimates of costs to complete. Provision is made for any losses on an individual contract basis in the period in which losses are first determinable. Contracts are reported primarily on the percentage of completion method for income tax purposes, except for contracts of Montair which are reported on the completed contract method for Dutch income tax purposes. Sales of products and services are recorded when the product is shipped or the service is rendered to the customer.

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

TAXES ON INCOME

  Income taxes are calculated using the liability method specified by Statement of Accounting Standards No. 109, "Accounting For Income Taxes". Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred tax assets are reflected net of valuation allowances, if any, if it is more likely than not that such assets will be realized.

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

  During fiscal 1997, the Company has adopted the disclosure-only positions of SAFS No. 123, "Accounting for Stock Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. The adoption of SFAS No. 123 did not have any material effect on the Company's earnings for the periods presented in these financial statements.

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

EMPLOYEE BENEFIT PLAN

  The Company has a 401(k) plan in which all employees can contribute a portion of their pre-tax wages into investment accounts for retirement. The contributions are matched 27% by the Company up to 7% of gross wages. The Company has charged plan contributions to operations when due and has funded the plan accordingly. No additional contributions are required, but the Company can make contributions from profits at its discretion. Contributions for 1997, 1996 and 1995 totaled approximately $22,690, $21,397 and $18,295, respectively.

STATEMENTS OF CASH FLOWS

  Cash and cash equivalents include interest bearing checking accounts and bank certificates of deposit with original maturities of three months or less. Interest payments on debt were approximately $101,504, $91,275 and $119,000 for the years ended September 30, 1997, 1996 and 1995, respectively. Income taxes paid were approximately $466,000, $845,000 and $1,562,000 during the same periods. During fiscal 1997, the Company acquired certain inventories from a former competitor in exchange for $1,000,000 cash and $1,020,000 note, payable to the former competitor.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    CONTRACTS IN PROGRESS

Information relative to contracts in progress is as follows:

                                                                      September 30,
                                                              ------------------------------
                                                                  1997               1996
                                                              ------------      ------------
Costs and estimated earnings of $6,539,071 and $7,947,080     $24,450,994       $ 34,632,738
Billings applicable thereto                                   (18,731,817)       (28,525,447)
                                                              ------------      ------------

          Net Amount                                           $ 5,719,177      $  6,107,991
                                                              ============      ============

Included in the accompanying balance sheets in:
     Current assets                                            $ 5,836,898      $  6,121,410
     Current liabilities                                          (117,721)          (13,419)
                                                              ------------      ------------

          Net Amount                                           $ 5,719,177      $  6,107,991
                                                              ============      ============

NOTE 2.    INVENTORIES

  Inventories were $2,566,179 and $1,955,127 as of September 30, 1997 and September 30, 1996. Included in inventories at September 30, 1997 and 1996 is approximately $1,761,000 related to incineration equipment purchased from a former competitor.

NOTE 3.    NOTE RECEIVABLE

  During 1994, the Company sold the net assets of its plastics business to a single buyer for $7.1 million. Approximately $5.9 million was received in cash and the remainder was due from the buyer under a $1.2 million note agreement. This note bears interest at 7% per annum. Principal is payable in seven installments over 60 months. Two payments of $50,000 each were received by the Company during March and September 1996 and two payments of $150,000 each were received during March and September 1997. As of September 30, 1997, the balance due under the note was $790,000. Two payments of $150,000 each are due on March 29, 1998 and September 29, 1998. The final payment of $490,000 is due on September 30, 1999.

NOTE 4.    RESTRICTED CASH

  As of September 30, 1997, $1,036,000 of the Company's short-term cash investments were held by banks as collateral for outstanding letters of credit. The letters of credit expire through 1999. (See Note 7).

NOTE 5.    EQUIPMENT HELD FOR SALE

  On September 30, 1992, the Company sold a soil processor unit under a financing-type lease arrangement. As a result of the customer's default, the Company, during 1994, terminated the lease and repossessed the equipment. On September 30, 1994, the Company reclassified this asset as equipment held for sale and reduced its carrying value from approximately $2.1 million to $1.8 million. The Company employs an outside appraiser and reviews the carrying value of this unit on a periodic basis. During fiscal years 1997 and 1996, the carrying value of this unit has been reduced to $670,000 and $1,031,554, respectively. These adjustments to the carrying value have been charged to operations in each respective year.

NOTE 6.    PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                        September 30,
                                                 ---------------------------
                                                      1997           1996
                                                 --------------  -----------
                  Land                             $   452,347   $   481,037
                  Buildings                          1,945,121     2,117,595
                  Machinery and equipment              975,071     1,074,110
                  Office furniture and fixtures        991,493     1,055,028
                  Vehicles                              94,752        97,355
                                                   -----------   -----------
                                                     4,458,784     4,825,125
                  Less accumulated depreciation     (2,796,822)   (2,962,486)
                                                   -----------   -----------

                  Net property and equipment       $ 1,661,962   $ 1,862,639
                                                   ===========   ===========


  Depreciation expense amounted to $221,805, $249,086 and $283,805 for the fiscal years ended September 30, 1997, 1996 and 1995 respectively.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.    LONG-TERM DEBT

Long-term debt consisted of the following:

                                                             September 30,
                                                        ----------------------
                                                           1997        1996
                                                        ----------  ----------
     7.375% mortgage note, payable to a bank $3,022
       quarterly, plus interest, through July 2012,
       paid in 1997                                     $        -  $  302,963

     Non-interest bearing,discounted to 8.25% note,
       payable to a corporation; face amount of
       $1,020,000; due December 31, 1997                   394,736     964,823

     Note, payable to a bank in 31 monthly payments
       of $8,333 plus interest at the prime rate
       (8.25% at September 30, 1996), balance
        of $741,667 payable on February 28, 1999           875,000     975,000
                                                        ----------  ----------
                TOTAL                                    1,269,736   2,242,786

     Less current maturities                               494,736     738,253
                                                        ----------  ----------
     Total long-term debt                               $  775,000  $1,504,533
                                                        ==========  ==========

  All assets of the U.S. Company are pledged as collateral on the note payable and the U.S. revolving line of credit.

  The Company has a $5.0 million line of credit with a U.S. bank which expires February 28, 1998. As of September 30, 1997, letters of credit amounting to $1.3 million had been issued against this line of credit and the amount of $3.7 million remained available for borrowings. The Company also has a $400,000 line of credit at a Dutch bank. Property and equipment, inventories and trade accounts receivable at Montair totaling $2,829,762 at September 30, 1997 are pledged as collateral to one Dutch bank for the Dutch line-of-credit. No borrowings had been made against this Dutch line of credit as of September 30, 1997.

  The weighted average interest rate on the U.S. line-of-credit was approximately 8.38% and 8.25% during 1997 and 1996, respectively. In connection with the U.S. bank credit agreement, the Company is required to maintain certain financial statement covenants. The Company's U.S. bank line-of-credit and term loan limits the Company's ability to pay dividends on its stock, purchase treasury stock, or sell assets which constitute collateral, so long as any of the collateralized obligations remain unpaid or the agreement is in effect.

  The weighted average interest rate on a Dutch line-of-credit during fiscal 1997 and 1996 was approximately 9.0% for both years. Interest expense for all debt during fiscal 1997, 1996 and 1995 totalled approximately $170,880, $91,300, and $119,000 respectively.

     Future maturities of long-term debt are payable $494,736 in fiscal 1998 and $775,000 in fiscal 1999.

NOTE 8.    TAXES ON INCOME

The components of income (loss) before taxes on income consisted of the following:

                                        Year ended September 30,
                                   ---------------------------------
                                       1997       1996       1995
                                   ----------   --------  ----------
     U.S. Operations               $1,097,696   $548,450  $2,007,123
     The Netherlands Operations       495,786    124,004     110,451
                                   ----------   --------  ----------
                                   $1,593,482   $672,454  $2,117,574
                                   ==========   ========  ==========

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  TAXES ON INCOME (CONTINUED)

Significant components of the provision for income taxes attributable are as follows:

                                    Year ended September 30,
                             ------------------------------------
                                1997         1996         1995
                             ---------    ---------    ----------
Current:
  Federal                    $ 462,426    $ 397,817    $1,444,426
  Foreign                      191,506      136,754       (12,938)
  State                         19,812       37,004       178,387
                             ---------    ---------    ----------
                               673,744      571,575     1,609,875
                             ---------    ---------    ----------
Deferred (reduction):
  Federal                     (177,032)    (249,941)     (833,384)
  Foreign                      (20,972)     (91,250)       60,429
  State                        (31,240)     (12,984)      (85,420)
                             ---------    ---------    ----------
                              (229,244)    (354,175)     (858,375)
                             ---------    ---------    ----------
Total taxes on income        $ 444,500    $ 217,400    $  751,500


  Deferred income taxes reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

                                           September 30, 1997                   September 30, 1996
                                      ----------------------------        -----------------------------
                                       Deferred       Deferred Tax         Deferred        Deferred Tax
                                      Tax Assets      Liabilities         Tax Assets        Liabilities
                                      ----------      ------------        ----------       ------------
Alabama net operating loss             $ 13,342         $      -            $      -          $      -
Deferred gain on sale of
 plastics business                            -          127,868                   -           161,697
Valuation allowance -
 equipment held for resale              433,942               -              281,420                 -
Warranty accrual                        342,000               -              308,321                 -
Work in process                               -          140,842                   -           189,809
Property and equipment                        -           23,461                   -            17,947
Compensation accruals                    45,612               -               38,235                 -
Allowance for accounts
 receivable, inventories
 and other                               31,160               -               56,903            16,894
                                       --------         --------            --------          --------
                                       $866,056         $292,171            $684,879          $386,347


 The effective tax rates on income from continuing operations before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

                                                     Year ended September 30,
                                                     -------------------------
                                                      1997      1996      1995
                                                     -----     -----     -----
Taxes on income at statutory rate                     34.0%     34.0%     34.0%
Increase (reduction) in taxes realized from:
 Foreign tax difference                               (0.1)      0.4       0.5
 State income taxes, net of federal tax benefit        0.1       2.3       2.9
 Permanent differences                                 0.7         -         -
 Foreign sales corporation                            (3.9)        -         -
 Other                                                (2.9)     (4.4)     (1.9)
                                                      ----      ----      ----
 Taxes on income at the effective rate                27.9%     32.3%     35.5%
                                                      ====      ====      ====

NOTE 9.    STOCK OPTIONS AND WARRANTS

  Crown Andersen has an incentive stock option plan and a directors stock warrant plan. The incentive plan is limited to employees, and options granted thereunder are exercisable upon issuance and expire five years from the date of grant. The directors stock warrant plan is to compensate non-employee directors for their services on the Board and committees of the Board. Under the plan, each non-employee director has the right to purchase warrants for up to 10,000 shares of common stock. Each year warrants vest for the purchase of 1,000 shares until all warrants are vested. During fiscal year ended September 30, 1997, warrants for the purchase of 10,000 shares of common stock were repurchased from retiring directors and at September 30, 1997, 10,000 warrants are vested.

  No options were granted during the fiscal year ended September 30, 1997. As of September 30, 1997 there were 48,800 shares outstanding under the Incentive Stock Option Plan at an average exercise price of $7.00 and warrants to purchase 15,000 shares of common stock at an average price of $10.50. No more options or warrants can be granted as both the options and warrants plans have expired.

  The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of stock options granted in fiscal year ended September 30, 1996 and earnings per share disclosure is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 37.0%; a risk-free interest rate of 5.05%; and expected option life of five years. No proforma disclosures showing the effect on net income and earnings per share has been issued as the amounts are not material to operations and do not effect earnings per share.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9.    STOCK OPTIONS AND WARRANTS (CONTINUED)

  The following tables summarize activity on stock options and warrants:

                                                       OPTIONS                                      WARRANTS
                                            --------------------------------            --------------------------------
                                                            Weighted Average                            Weighted Average
                                            No. Of Shares    Exercise Price             No. Of Shares    Exercise Price
                                            --------------  ----------------            --------------  ----------------
     Outstanding At September 30, 1995         76,300            $ 8.58                     42,688            $ 9.49
       Granted                                 12,000              7.50
       Expired Or cancelled                    (5,900)             8.22                    (17,688)            12.13
                                               -------            ------                    -------            ------
     Outstanding At September 30,  1996        82,400              8.44                     25,000             11.15
       Granted                                      -                                            -
       Expired Or Cancelled                   (33,600)            10.55                    (10,000)            12.13
                                              -------            ------                    -------            ------
     Outstanding At September 30, 1997         48,800              7.00                     15,000            $10.50
                                              =======            ======                    =======            ======

Weighted average fair value of options granted during the year ended:

     September 30, 1996         $4,565
     September 30, 1997         $    -

  The weighted average remaining life of options and warrants outstanding at September 30, 1997 was 3.91 years. The range of exercise prices was $6.13 - $12.13.

NOTE 10.  SEGMENT INFORMATION AND MAJOR CUSTOMERS

  The Company's operations comprise a single industry segment, pollution control systems. Information regarding the Company's geographic segments of its operations is set forth below.

                                         Year Ended September 30,
                                        --------------------------
                                          1997      1996     1995
                                        -------   -------  -------
                                             (In Thousands)
     Revenues:
       U.S. operations
         Domestic                       $ 3,217   $ 4,255  $ 2,614
         Export                          14,954    11,991   14,472
       The Netherlands operations         4,973     5,781    4,587
                                        -------   -------  -------
            Total                       $23,144   $22,027  $21,673
                                        =======   =======  =======
     Income (loss) before taxes:
       U.S. operations                  $ 1,098   $   548  $ 2,008
       The Netherlands operations           496       124      110
                                        -------   -------  -------
            Total                       $ 1,594   $   672  $ 2,118
                                        =======   =======  =======
     Identifiable assets:
       U.S. operations                  $18,686   $18,899  $18,051
       The Netherlands operations         2,610     3,549    2,934
                                        -------   -------  -------
            Total                       $21,296   $22,448  $20,985
                                        =======   =======  =======

  During fiscal year 1997 one customer accounted for 28% of the Company's consolidated revenues and in 1996 two customers accounted for 35% (18% and 17%) of the consolidated revenues. In fiscal 1995 two customers accounted for 62% (45% and 17%) of the Company's consolidated revenue. It is management's opinion that the loss of such customers would not have a material adverse effect of the Company's operations. Historically the Company has not been dependent on repetitive business.

NOTE 11.  COMMITMENTS AND CONTINGENCIES

  Effective June 30, 1989, the operations of the Company's Struthers Thermo-Flood Corporation (STFC) subsidiary were substantially curtailed due to continuing financial problems resulting primarily from significant losses on two waste heat boiler contracts. The STFC technology was sold to the Babcock & Wilcox Company on January 19, 1990. During fiscal 1992, STFC vacated the leased Kansas property after it was discovered that it had been contaminated with organic solvents prior to the time of the acquisition of STFC by the Company. STFC filed for Chapter 7 bankruptcy protection on August 12, 1992, and the trustee completed liquidation of STFC during February 1994. STFC was dissolved in fiscal year 1995. Litigation has arisen in connection with the property formerly leased by STFC. See Textron Investment Company et al v Crown Andersen below.

  (a) The Company has employment agreements with three officers with expiration dates through 2001. Under the terms of the agreements, the salaries range from $63,000 to $160,000, and can increase 5% per year if certain levels of consolidated net earnings are attained. Upon termination by the employer for any reason other than disobedience, dishonesty, disloyal insubordination by the employee, or upon termination in connection with certain dissolutions or changes in ownership of employer, the employee will receive a minimum payment of twice the annual salary at the time of termination.

  (b) The Company has the following pending or threatened litigation and unasserted claims or assessments:

S-P Construction Company, et al, v. Andersen 2000 Inc., et al.  This claim,
-------------------------------------------------------------
first filed in June 1987, involves a suit by various insurance companies for subrogation of claims paid by them to the owners (and others) of an electric power cogeneration plant in Medford, Oregon. Andersen 2000 Inc. (Andersen 2000) was one of numerous subcontractors on this job. Andersen 2000 supplied a venturi scrubbing system and other related equipment for the plant, which are alleged to have been defective, contributing to

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  COMMITMENTS AND CONTINGENCIES (continued)

the plant's alleged failure to operate as expected. Plaintiffs' claim against Andersen 2000 is for in excess of $1,145,310, which includes the sales price of the equipment supplied by Andersen 2000 and other damages. Andersen 2000's primary defenses are that the equipment was not defective, that the equipment operated as designed, and that any failure of the plant to perform as hoped for is due to the owners' or operator's failure to burn fuel of the grade required by the boilers (supplied by another company) which in turn affected the performance of the Andersen 2000 air pollution control units.

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

  Counsel for Underwriters could ask that the stay in the above-styled case be lifted, and the case would proceed to trial. To date there has been no effort by counsel for underwriters to do so. The trial court has entered an order previously which bifurcated for early trial the issues involved with applicable guaranties and the fuel specifications which applied to the guaranties. S-P Construction seeks additional damages resulting from the terminated power contract which Andersen will argue are precluded by the contract. The likelihood of an unfavorable outcome at this time can still not be estimated. The Company remains optimistic, and in their opinion, the final resolution of this matter will not result in a materially adverse effect on the Company's financial statements or its operations.

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

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

  A mediation was held and the case was not resolved. The impartial mediator intimated during the mediation that he believed some of the Plaintiffs' claims had some merit. Plaintiffs and the Company submitted proposed orders on the cross-motions for summary judgment on August 15, 1997 and October 6, 1997, respectively. The court has not ruled on the motions and has not indicated when a ruling could be forthcoming. While no determination of the outcome of this matter can be guaranteed, the Company intends to continue to defend this action vigorously.

  In the opinion of management of the Company and its legal counsel, two possible outcomes exist. The first and more likely is a ruling from the court or a jury in favor of the Company, resulting in no significant financial effect upon the Company. A second and less likely is a ruling by the court or a jury against the Company, in an amount of the past due lease payments of approximately $1,900,000 plus interest and attorneys fees, less any proceeds from a sale of the property. This net amount is estimated not to exceed $1,000,000.

  The Company believes that the first outcome is more likely to occur and therefore believes the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

United States Environmental Protection Agency v. Struthers Thermo-Flood
-----------------------------------------------------------------------
Corporation.  STFC was named as a potentially responsible party ("PRP") under
-----------
Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") by the United States Environmental Protection Agency ("EPA") in November, 1993. The potential exposure to Crown Andersen or STFC as a PRP is unknown at this time. A factual defense to any liability on the part of STFC or Crown Andersen is that neither party contributed to the contamination upon or around the Property at any time during Crown Andersen's ownership of STFC. Discovery and environmental testing have revealed that STFC, during its ownership by Struthers Wells, may have contributed to the contamination upon and around the Property. The involvement by the EPA strengthens the basis for Crown Andersen's defenses against liability for the unpaid balance of STFC's lease payments, interest and attorneys' fees, which should be the ultimate exposure of the Company in this lawsuit. Additional parties may be named as defendants in this lawsuit based upon their potential liability for the contamination upon and around the Property due to the depreciation of the market value and loss of the use of the Property.

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

  Crown Andersen has not been formally named as a PRP at this time.
Furthermore, based upon the available information, it does not appear likely that Crown will be held responsible for any liability which may be attributed to STFC for cleanup costs. However, there is a chance that the EPA or a PRP may bring an action in the future which attempts to recover cleanup costs from Crown Andersen. The Company and its legal counsel believe a suit by the EPA or a PRP would not have merit, under the available information. The Company believes that the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

Georgia Gulf Corporation v. Andersen 2000 Inc.  On October 16, 1996, Georgia
----------------------------------------------
Gulf Corporation ("Georgia Gulf") filed suit against Andersen alleging that Andersen has violated a contractual agreement by and between the parties, dated on our about November 9, 1990, pursuant to which Andersen agreed to design, supply, and install a natural gas and hazardous liquid waste fired boiler at the Georgia Gulf plant in Plaquemine, Louisiana. Georgia Gulf alleges that Andersen warranted that the project would be free from defects in material and workmanship and would perform in accordance with the project specifications. Georgia Gulf further alleges, however, that the project was defective as to its design, workmanship and/or materials and, as a result, failed to perform in accordance with the project specifications so as to constitute a breach of warranty and breach of contract by Andersen, resulting in damages to Georgia Gulf in excess of $10,000,000. The $10,000,000 figure is a modification of the former $3,000,000 claim as prayed for in Georgia Gulf's original complaint.

  Relying in part on allegations made in the related federal lawsuit filed by Andersen against the Nebraska Boiler Company, Georgia Gulf moved for partial summary judgment on the issue of liability. The district court granted Georgia Gulf's motion and rendered summary judgment in favor of Georgia Gulf on June 18, 1997 on the issue of liability only. On October 29, 1997, Andersen filed its original brief to the Court of appeals for the First Circuit of Louisiana alleging that jury questions remain as to various affirmative defenses. Subsequent to the court's granting of summary judgment in its favor and after Andersen filed its notice of appeal, Georgia Gulf filed an amended complaint on October 15, 1997. In its amended complaint, Georgia Gulf increased the amount of damages it is seeking to include both past and future lost profits in the amount of $10,000,000 allegedly resulting from the shutdown of the boiler for repair work. In addition, Georgia Gulf has added Andersen's insurance carrier, Twin City Fire Insurance Company , as a defendant to this action. Andersen has filed a suspensive appeal bond in the district court in the sum of $400,000, pending the appeal of this action to the Court of Appeals for the First Circuit of Louisiana.

  An answer to the amended complaint was filed and discovery is continuing. The Company expects to be able to limit the Plaintiff's recovery in this case, if any, because Plaintiff's actual damages are minimal. The Company believes that the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

  The Company is involved in various additional litigation matters arising in the ordinary course of business. Management believes that the final resolution of these matters will not result in a material adverse effect on the Company's financial statements and its operations.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12.  RECENT ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" which provides guidance for calculation of earnings per share. This statement is effective for interim and annual periods that end after December 15, 1997 and, when adopted, is not expected to have a material impact on earnings per share as of September 30, 1997.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity, except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  SFAS 130 is effective for financial statements for period beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

  The FASB has issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." This statement provides guidelines for disclosure of financial performance data for identifiable business units and is effective for fiscal years beginning after December 15, 1997, and when adopted, will not affect the Company's current disclosures.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
of Crown Andersen Inc.
Peachtree City, Georgia



We have audited the accompanying consolidated balance sheets of Crown Andersen Inc. and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc. and Subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                             BDO SEIDMAN, LLP


Atlanta, Georgia
December 12, 1997



= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =


COMMON STOCK INFORMATION (UNAUDITED)

     The Company's common stock is traded in the NASDAQ National Market System under the NASDAQ symbol "CRAN". The following table shows the quarterly high and low closing sale prices of the Company's common stock for the past two fiscal years as reported by NASDAQ. The Company had approximately 228 shareholders of record as of December 9, 1997, in addition to approximately 1,800 beneficial holders.

                                                 YEAR ENDED
                                             SEPTEMBER 30, 1997
                                            ---------------------
                                             HIGH            LOW
                                            -----           -----
                  FISCAL QUARTER
                    First                   $6.63           $5.63
                    Second                   7.00            5.38
                    Third                    7.00            5.75
                    Fourth                   8.25            6.38

                                                  YEAR ENDED
                                              SEPTEMBER 30, 1996
                                            ---------------------
                                            HIGH             LOW
                                            -----           -----
                  FISCAL QUARTER
                    First                   $8.75           $5.63
                    Second                   8.75            5.38
                    Third                    7.75            5.75
                    Fourth                   7.38            6.38

     No cash dividends have ever been paid by the Company or any of its subsidiaries. The Company's ability to pay cash dividends is restricted by the terms of a loan agreement with a bank. See Note 7 of the Notes to Consolidated Financial Statements.

                                      CROWN ANDERSEN INC.

CORPORATE OFFICERS AND DIRECTORS      SUBSIDIARIES                          TRANSFER AGENT

JACK D. BRADY                         ANDERSEN 2000 INC.                    Wachovia Bank and Trust Company
Chairman of the Board, President,     306 Dividend Dr.                      Winston-Salem, North Carolina 27102
and Chief Executive Officer           Peachtree City, GA 30269
                                      (770) 486-2000                        LEGAL COUNSEL
JACK C. HENDRICKS                     FAX: (770) 487 5066
Vice Chairman of the Board                                                  Decker & Hallman, P.C.
                                                                            Atlanta, Georgia
RICHARD A. BEAUCHAMP                  Jack D. Brady
Director                              Chairman and CEO                      AUDITORS
(President, Ameritruck
 Distribution Corp.)                  Thomas Van Remmen                     BDO Seidman, LLP
(Contract transportation company)     President and COO                     Atlanta, Georgia

ROBERT DRESSLER                       Kenny M. Graves                       ANNUAL MEETING
Director                              Senior Vice President
(Managing Director, Corporate                                               The 1998 Annual Meeting of
 Finance                              John M. Golumbeski                    Stockholders will be held on
 Raymond James and                    Vice-President, Manufacturing         February 18, 1998, at 10:00 a.m. at
 Associates, Inc.)                                                          the Company's corporate offices,
(Investment bankers)                  Jay Kaufman                           306 Dividend Drive, Peachtree City,
                                      Vice-President, Purchasing            Georgia.
LESTER K. LEGATSKI
Director                              Randall Morgan
(President, CelTech, Inc.)            Vice-President, Finance and
(Development and application of       Controller/Treasurer
 membrane technology for liquid
 separations)                         Joseph Grable
                                      Vice-President, Automation
THOMAS VAN REMMEN
Director                              William J. Bales
(President of Andersen 2000 Inc.)     Vice-President, Engineering

MILTON EMMANUELLI                     Milton Emmanuelli
Chief Financial Officer and           Secretary
Controller/Treasurer

RANDALL MORGAN                        MONTAIR ANDERSEN BV
Secretary                             Heuvelsestraat 14
                                      5976 NG
                                      Sevenum, Holland
                                      31 77 467 2473
                                      TELEX: 58783 MONTA NL
                                      FAX: 31 77 467 3012

                                      A.T.J. Wagemans
                                      Managing Director

                                      Jack D. Brady
                                      Director

                                      Rene Francken
                                      Manager, Administration And Sales

                                      Johan Grubben
                                      Manager, Engineering

================================================================================

                                      FORM 10-K REPORT

A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the fiscal year ended September 30, 1997, is available to stockholders at no charge upon written request. Please send requests to:

                   Milton Emmanuelli, Chief Financial Officer
                              Crown Andersen Inc.
               306 Dividend Drive, Peachtree City, Georgia 30269