Form 10-K405, Exhibit 13
period 1998-09-30
CROWN ANDERSEN INC
filed 1998-12-22
CIK 778808

                                                                      EXHIBIT 13
                                                                      ----------
                              CROWN ANDERSEN INC.



                                     1998
                                    ANNUAL
                                    REPORT

MESSAGE TO SHAREHOLDERS

Economic meltdown in Asia effectively stopped incoming orders from Indonesia, Thailand, Malaysia and Korea in fiscal year 1998. The substantial downturn in revenues for Crown Andersen Inc. in fiscal 1998 was the result. The loss for the year was also the result of this enormous downturn in revenues, combined with the litigation settlement on our Kansas property. All of our employees turned their attention to the U.S. domestic market and to those international markets which remained active and minimally affected by the Asian problems. These efforts were successful in replacing much of the lost Asian business, but not until it was too late to have any significant positive impact on the 1998 financial results.

At the end of fiscal 1998, and in the early months of fiscal 1999, we experienced a dramatic upturn in U.S. domestic business and a significant increase in foreign market penetration other than Asia. Incoming orders at year-end and promised contracts suggest that we will return to 1997 revenues and earnings levels in fiscal 1999 and should be able to resume growth at the rate we have previously experienced after that. On December 16, 1998, we acquired Griffin Environmental Co., Inc in Syracuse, New York, to add to our air pollution control equipment products. Griffin is a well established manufacturer of fabric filtration systems (baghouses) which are sold to many domestic industries and which have great world wide appeal. The Griffin acquisition opens markets to Crown Andersen which the Company never before competed in. It also became apparent at the end of 1998 that the United States Environmental Protection Agency would adopt new pollution control standards for hazardous waste incineration facilities in early 1999 which should break the log jam of orders for plant upgrades during 1999. For six years, operators of incineration plants in the United States have not known what regulations they will be facing. This has virtually stopped progress in these plants and the new regulations should result in a significant market upturn for Crown Andersen Inc. in these plants.

As we discussed in our Annual Report last year, we wanted to resolve outstanding litigation and start with a "clean slate" at the earliest possible opportunity. We felt this would enhance stock price. We did not, however, predict the severity of the Asian downturn. The Kansas settlement was the first step in the process of resolving litigation and it was successfully implemented in 1998.
The market did not treat us well after the settlement, but the Asian problem was the more likely cause of the stock price downturn. We are now aggressively concentrating all of our efforts on assimilating the Griffin acquisition, dramatically growing our domestic markets for all products, and becoming better prepared to address growth in the international markets when the Asian crisis is over and when other international markets develop.

We continue to maintain a strong balance sheet and we plan to return to growth in fiscal 1999 and the future.


                                        Respectfully submitted,



                                        Jack D. Brady
                                        Chairman and President

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                   (In Thousands, Except Per Share Figures)

                                                                    Year ended September 30,
                                                         ---------------------------------------------
                                                           1998     1997     1996     1995      1994
                                                         --------  -------  -------  -------  --------
        Revenues from continuing operations              $14,326   $23,144  $22,027  $21,673  $14,104
        Revenues from discontinued operations            $   -     $  -     $  -     $   -    $ 8,681
        Income (loss) from continuing operations         $(1,126)  $ 1,149  $   455  $ 1,366  $  (298)
        Income from discontinued operations              $   -     $  -     $  -     $  -     $   620
        Gain on disposal of discontinued operations      $   -     $  -     $  -     $  -     $ 1,179
        Earnings (loss) per share:
          Continuing operations                          $ (0.74)  $  0.76  $  0.29  $  0.87  $ (0.19)
          Discontinued operations                        $   -     $  -     $  -     $  -     $  0.40
          Gain on disposal of discontinued
            operations                                   $   -     $  -     $  -     $  -     $  0.75
          Net Income                                     $ (0.74)  $  0.76  $  0.29  $  0.87  $  0.96
        Total Assets                                     $18,084   $21,386  $22,448  $20,985  $19,290
        Long-term debt                                   $   -     $   775  $ 1,505  $   621  $ 1,174
        Cash dividends declared per common share         $   -     $  -     $  -     $   -    $  -

BUSINESS INFORMATION

          Crown Andersen Inc. is a holding company for Andersen 2000 Inc., headquartered in Peachtree City, Georgia, and Montair Andersen bv, headquartered in Sevenum, The Netherlands. The Company, through these subsidiaries, is involved in the design, manufacture, sale and installation of industrial pollution control systems, medical, chemical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems, and spray dryer systems.

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

          The Company's products are marketed to various industrial and manufacturing concerns throughout the world by independent sales representatives and by direct employees of the Company. In addition, the Company licenses foreign manufacturers in India and Japan to manufacture and market its equipment in those countries and in adjacent countries. As a percentage of revenues, sales and operations outside the United States accounted for approximately 62.0% of the Company's total revenues in fiscal 1998. This compares to approximately 85.6% and 80.7% of the Company's total revenues in fiscal 1997 and 1996, respectively. Foreign sales for fiscal 1998, 1997 and 1996 totaled approximately $8.9 million, $19.9 million and $17.8 million, respectively.

          For information pertaining to revenues, income (loss) before taxes and identifiable assets for each of the Company's geographic areas for the past three fiscal years, see Note 11 of the Notes to Consolidated Financial Statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

INTRODUCTION

          Crown Andersen Inc. (Crown Andersen or the Company) is a publicly-traded holding company for Andersen 2000 Inc. (Andersen) and, through Andersen, owns all of the outstanding stock of Montair Andersen bv (Montair). The Company is engaged exclusively in the pollution control and waste processing equipment businesses.

          In fiscal 1998, revenues decreased 38% to $14.3 million from $23.1 million in fiscal 1997. The Company incurred a net loss of $1,126,031 in fiscal 1998, as compared to net income of $1,148,982 in fiscal 1997. Fiscal 1998 results reflect cost of litigation settlement and the effect of lower revenue due to the economic crisis in Asia.

          Foreign revenues (including export sales by Andersen and sales by Montair) accounted for 62.0% and 86.1% of total revenues in fiscal years 1998 and 1997, respectively. Foreign sales transactions are generally guaranteed by bank letters of credit. The Company has little or no foreign currency exposure on sales by Montair as its contracts are payable in Dutch Guilders, its local currency. As of September 30, 1998, the Company has cumulative currency adjustments of $192,954. This amount has been reflected as a line item in the equity section of the balance sheet. (See "Consolidated Statement of Stockholders' Equity.")

          The Company is involved in certain litigation. See Note 12 to the Consolidated financial Statements for a discussion.

LIQUIDITY AND CAPITAL RESOURCES

          Cash and cash equivalents of $1,171,097 at September 30, 1998 decreased $3,723,274 from the September 30, 1997 balance of $4,894,371. The decrease resulted from a litigation settlement and a reduction of accounts payable. Cash used by operating activities amounted to $2,010,158.

          Cash used for investing activities totaled $1,262,519. This amount includes the value of assets received in litigation settlement of $1,500,000 and capital expenditures of $62,519, partly offset by capital expenditures by collection of notes receivable of $300,000.

          Cash used for financing activities totaled $470,709. This amount reflects a reduction of long-term debt of $494,736, offset by issuance of treasury stock of $24,027.

          Montair realized a positive operating cash flow in fiscal 1998 as a result of profitable operations and a reduction in accounts receivable. At Andersen, an operating loss and the cost of the litigation settlement contributed to a negative operating cash flow.

          As disclosed in Note 5 to the Consolidated Financial Statements, during 1994 the Company repossessed certain equipment sold under a lease arrangement. The Company has reduced the carrying value of this asset to $490,000 as of September 30, 1998 and it is reflected as equipment held for resale in the accompanying consolidated balance sheet. The Company is attempting to market this equipment for sale and has a number of active negotiations underway for its sale.

          During fiscal 1998, the Company settled the litigation over principal and interest for certain Kansas property formerly occupied by Struthers Thermo-Flood Corporation, a former Crown Andersen subsidiary. Under terms of the settlement, the Company paid $1,630,000 in cash and issued a one year, non-interest bearing promissory note in the amount of $670,000. In exchange, the Company received the rights (without further obligation) to transfer title of this property to a purchaser or to the Company. The Company is in the process of negotiations with potential purchasers. The estimated value of these assets is presently $1,500,000. This transaction was recorded as of June 30, 1998 and the Company recognized a net loss of approximately $900,000. The Company's September 30, 1998 balance sheet includes these assets as "property held for sale" and the note payable of $670,000.

          As of September 30, 1998, the Company had no borrowings against its $5.0 million line of credit and the $0.4 million credit facility available to Montair. The amount of $3.4 million remained available for borrowing under these credit facilities as $2.0 million in letters of credit are outstanding against the U.S. line of credit. The Company expects to utilize its existing credit facility to fund anticipated cash needs resulting from a temporary slowdown in its business in the short term and a commitment to acquire Griffin Environmental Co., Inc. as discussed in Note 14 to the Financial Statements.

          Under the current loan agreement, the Company is required to obtain the bank's consent to pay cash dividends, purchase treasury stock, or to sell assets which constitute collateral. The Company obtained permission to purchase up to $400,000 of treasury stock. A total of $295,733 of net treasury stock purchases is reflected in the Company's balance sheet as of September 30, 1998.

          The year 2000 issue relates to computer programs and systems that recognize dates using two digit year data rather than four digit year data. As a result, such programs and systems may fail or provide incorrect information for dates after December 31, 1999. If the year 2000 issue were to cause disruption to the Company's internal information technology systems or to the information technology systems of entities with whom the Company has commercial relationships, material adverse effects to the Company's operations could result.

          The Company's internal computer programs and systems consist of programs and systems relating to virtually all segments of the Company's business, including customer database management, marketing, order-processing, production budgeting, financing reporting, customer service, investor relations, proposal generation, cash management and other key information systems. These systems include personal computers, phones, ancillary sources and third-party software programs.

          The Company has not yet completed its reviews of these programs and systems, but does not expect that any remediation relating to such programs and systems that might be necessary following such reviews will cause the Company to incur material costs or present implementation challenges that cannot be addressed prior to the end of calender 1999. The Company expects to complete its reviews of these programs and systems during fiscal 1999.

          The computer programs and operating systems used by entities with whom the Company has commercial relationships also pose potential problems relating to the year 2000 issue, which may affect the Company's operations in a variety of ways. These risks are more difficult to assess than those posed by internal programs and systems and the Company has not yet completed the process of formulating a plan for assessing them.

          The Company expects to complete the formulation of its plan for assessing the programs and systems of the entities with whom it has commercial relationships and the identification of the related risks and uncertainties by the end of fiscal 1999. Once such assessment and identification has been completed, the Company intends to resolve any material risks and uncertainties that are identified by: 1) communicating further with the relevant vendors and service providers, 2) working internally to identify alternative sourcing, and
3) formulating contingency plans to deal with such material risks and uncertainties. The Company expects the resolution of such material risks and uncertainties to be an ongoing process until all year 2000 problems are satisfactorily resolved.

          As of September 30, 1998, the Company's equity in its Montair operation had increased in value by $83,128 from September 30, 1997 as a result of an increase in the foreign currency translation adjustment, reflecting a 5% decrease in the U.S. dollar against the Dutch guilder.

RESULTS OF OPERATIONS

 Revenues:

          Revenues of $14,326,090 in fiscal 1998 decreased $8,817,582 (38.1%)
from fiscal 1997 revenues of $23,143,672. The decrease in revenues was largely attributable to Andersen. Foreign sales (including export sales by Andersen and sales by Montair) were $8.9 million and $19.9 million for fiscal years 1998 and 1997, and accounted for 62% and 86% of revenues in fiscal years 1998 and 1997, respectively. All changes in revenues are related to the quantity of products sold, not to pricing changes.

          The Company continues to rely on the international market for most of its revenues. Demand for the Company's products in the domestic market has remained low over the last five years because of uncertainty in changes in United States regulations. However, the Company experienced an increase in domestic business in late 1998 and expects this to increase in 1999. There has been a substantial slowdown in the Asian markets which the Company has served in the last five years, and the slowdown is just now being offset by other markets. The Company has received orders with a value in excess of $6.0 million recently and expects to receive even more in the next few months. These are all outside Asia. Because of timing, these new orders were not received in time to have a significant impact on fiscal 1998 results. The Company expects more uncertainties for the next 2-3 years in the Asian markets because of currency problems in countries where the Company has been doing business.

          Revenues of $23,143,672 in fiscal 1997 increased $1,117,164 (5.1%)
from fiscal 1996, primarily due to a revenue increase at Andersen.

Cost of Sales:

          Cost of sales decreased $5,733,501 (31.5%) to $12,462,027 in fiscal 1998 from fiscal 1997 costs of $18,195,528, primarily as a result of lower revenues and an 8.3% decline in gross margin. The margin decline was largely attributable to fixed costs not related to revenue levels at Andersen operations.

          In fiscal 1997, cost of sales increased $421,578 (2.4%) from 1996 levels as a result of higher revenues.

 Selling, General and Administrative Costs:

          Selling, general and administrative costs in fiscal 1998 decreased $618,988 (17.8%) to $2,844,874 from the 1997 levels. The decrease was primarily attributable to U.S. operations and reflects lower expenditures for commissions, salaries, and a reduction in the valuation provision on equipment held for resale. As a percentage of revenues, selling, general and administrative costs were 19.9%, 15% and 17.1% of revenues for fiscal years 1998, 1997 and 1996, respectively.

          In fiscal 1997, these expenses decreased $300,100 (8.0%) as a result of decreases in commissions, travel and professional fees.

 Interest and Other (Income) Expenses:

          Interest and other (income) expenses for fiscal 1998 resulted in a credit of $147,780, compared to a credit of $109,200 for fiscal 1997. The higher credit of $38,580 in fiscal 1998 includes rental income recorded in 1998 and a decrease in bad debt expense. The change of $74,658 in fiscal 1997 from fiscal 1996 was attributable to lower interest income and higher bad debt expense.

 Loss on Litigation Settlement:

          The net loss on litigation settlement amounted to $900,000 in fiscal 1998. This amount represents cash payments of $2,300,000 (including $670,000 in a short-term note payable) plus legal and other costs, less the value of assets acquired of $1,500,000. (See discussion under "Liquidity and Capital Resources" above and Note 7 to Consolidated Financial Statements.)

 Taxes (Tax Benefit) on Income:

          In fiscal 1998, the effective tax rate (benefit) was 35.0%, compared to 27.9% in fiscal 1997. The fiscal 1996 rate was 32.3%. The lower tax rate of 27.9% in fiscal 1997 reflects tax savings resulting from the Company's significant foreign export revenues and its participation in a shared foreign sales corporation.

 Net Income (Loss)

          In fiscal 1998, the Company realized a net loss of $1,126,031, compared with net income of $1,148,982 reported for fiscal 1997. The earnings decline in fiscal 1998 was attributable to the litigation settlement of $900,000 recorded in 1998 and the decline in the Company's revenues resulting from the economic crisis in Asia.

          The average shares outstanding were 1,514,728, 1,516,466 and 1,560,618 for fiscal years 1998, 1997 and 1996. The unexercised options and warrants are antidilutive for all periods.

 Effects of Inflation:

          During fiscal 1998 and fiscal 1997, the Company has not experienced any abnormal increases in costs of materials or supplies for manufacturing in any of its domestic operations. In most cases the Company has been successful in passing materials cost increases on to its customers. The Company continues to incur cost increases associated with travel related expenses, primarily in air fares.

FORWARD-LOOKING STATEMENTS

          Certain forward-looking statements are made in this Management's Discussion and Analysis and Message to Shareholders in this Annual Report. The Company's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that significantly affect expected results. For example, operating results may be affected by external factors. Such factors include, but are not limited to, changes in the regulatory environment, general conditions in the environmental industry, the Company's competitive position, and economic conditions in international markets.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                        SEPTEMBER 30,
                                                                  --------------------------
                                                                      1998          1997
                                                                  ------------  ------------
                     ASSETS (Note 8)
CURRENT:
   Cash and cash equivalents                                      $ 1,171,097   $ 4,894,371
   Receivables:
       Trade, less allowance of $99,324 and $113,476 for
        possible losses                                             2,432,605     2,683,989
       Other                                                           63,285       139,595
       Income taxes                                                 1,354,594        43,602
   Costs and estimated earnings in excess of billings on
     uncompleted contracts (Note 1)                                 4,686,555     5,836,898
   Inventories (Note 2)                                             2,341,955     2,566,179
   Prepaid expenses                                                    82,819        66,581
   Current maturities of long-term note receivable (Note 3)           490,000       300,000
   Deferred income taxes                                              148,730       432,114
                                                                  -----------   -----------
            TOTAL CURRENT ASSETS                                   12,771,640    16,963,329

RESTRICTED CASH (Note 4)                                            1,036,000     1,036,000
NOTE RECEIVABLE, less current maturities (Note 3)                           -       490,000
EQUIPMENT HELD FOR RESALE (Note 5)                                    490,000       670,000
PROPERTY AND EQUIPMENT, less accumulated depreciation (Note 6)      1,573,913     1,661,962
DEFERRED INCOME TAXES (Note 9)                                        601,513       433,942
PROPERTY HELD FOR SALE (Note 7)                                     1,500,000             -
OTHER ASSETS                                                          111,051       130,732
                                                                  -----------   -----------
                                                                  $18,084,117   $21,385,965
                                                                  ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable (Note 7)                                         $   670,000    $      -
   Accounts payable                                                 2,025,031     4,069,018
   Accruals:
       Compensation                                                   254,704       350,986
       Warranty                                                       333,000     1,009,700
       Miscellaneous                                                  603,872       394,314
   Billings on uncompleted contracts in excess of cost and
     estimated earnings (Note 1)                                        6,113       117,721
   Current maturities of long-term debt (Note 8)                      775,000       494,736
   Deferred income taxes (Note 9)                                     531,164       189,254
                                                                  -----------   -----------
             TOTAL CURRENT LIABILITIES                              5,198,884     6,625,729

LONG-TERM DEBT, less current maturities (Note 8)                            -       775,000
DEFERRED INCOME TAXES (Note 9)                                         21,790       102,917
                                                                  -----------   -----------

             TOTAL LIABILITIES                                      5,220,674     7,503,646
                                                                  -----------   -----------

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY: (Notes 8 and 10)
   Common Stock, $.10 par; shares authorized 5,000,000; issued
     1,561,635; outstanding 1,515,571 and 1,512,198                   156,164       156,164
   Additional paid-in capital                                       2,905,801     2,905,801
   Treasury stock; 46,064 and 49,437 shares, at cost                 (295,733)     (319,760)
   Retained earnings                                                9,904,257    11,030,288
   Foreign currency translation adjustment                            192,954       109,826
                                                                  -----------   -----------
             TOTAL STOCKHOLDERS' EQUITY                            12,863,443    13,882,319
                                                                  -----------   -----------

                                                                  $18,084,117   $21,385,965
                                                                  ===========   ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS




                                                       YEAR ENDED SEPTEMBER 30,
                                               ----------------------------------------
                                                   1998          1997          1996
                                               ------------  ------------  ------------
REVENUES:
   Contracts                                   $12,334,981   $21,074,139   $20,112,990
   Sales                                         1,974,274     2,030,197     1,881,427
   Other                                            16,835        39,336        32,091
                                               -----------   -----------   -----------
                                                14,326,090    23,143,672    22,026,508
                                               -----------   -----------   -----------
COSTS AND EXPENSES:
   Cost of contracts and sales                  12,462,027    18,195,528    17,773,950
   Selling, general and administrative           2,844,874     3,463,862     3,763,962
   Interest and other income                      (147,780)     (109,200)     (183,858)
   Loss on litigation settlement (Note 7)          900,000             -             -
                                               -----------   -----------   -----------
                                                16,059,121    21,550,190    21,354,054

   Income (loss) from operations before
     taxes on income                            (1,733,031)    1,593,482       672,454


TAXES (TAX BENEFIT) ON INCOME/LOSS (NOTE 9)       (607,000)      444,500       217,400
                                               -----------   -----------   -----------

NET INCOME (LOSS)                              $(1,126,031)  $ 1,148,982   $   455,054
                                               ===========   ===========   ===========
AVERAGE SHARES AND EQUIVALENT SHARES
OUTSTANDING                                      1,514,728     1,516,466     1,560,618
                                               ===========   ===========   ===========
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE    $     (0.74)  $      0.76   $      0.29
                                               ===========   ===========   ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998


                                                                                                   Foreign
                                                              Additional                           Currency
                                           Common Stock        Paid-In      Retained    Treasury   Translation
                                       --------------------
                                        Shares      Amount     Capital      Earnings     Stock     Adjustment
                                       ---------   --------  ------------  ----------  ----------  -----------
BALANCE, SEPTEMBER 30, 1995            1,561,635   $156,164  $2,905,801  $ 9,426,252   $       -   $ 401,312

   Net income                                  -          -           -      455,054                       -
   Purchase of treasury stock            (17,000)         -           -            -    (117,313)          -
   Change in translation adjustment            -          -           -            -           -     (98,879)
                                       ---------   --------  ----------  -----------   ---------   ---------
BALANCE, SEPTEMBER 30, 1996            1,544,635    156,164   2,905,801    9,881,306    (117,313)    302,433

   Net income                                  -          -           -    1,148,982
   Purchase of treasury stock            (40,000)         -           -            -    (246,875)
   Issuance of treasury stock              7,563          -           -            -      44,428
   Change in translation adjustment            -          -           -            -           -    (192,607)
                                       ---------   --------  ----------  -----------   ---------   ---------
BALANCE, SEPTEMBER 30, 1997            1,512,198    156,164   2,905,801   11,030,288    (319,760)    109,826

   Net loss                                    -          -           -   (1,126,031)          -           -
   Issuance of treasury stock              3,373          -           -            -      24,027           -
   Change in translation adjustment            -          -           -            -           -      83,128
                                       ---------   --------  ----------  -----------   ---------   ---------
BALANCE, SEPTEMBER 30, 1998            1,515,571   $156,164  $2,905,801  $ 9,904,257   $(295,733)  $ 192,954
                                       =========   ========  ==========  ===========   =========   =========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Year Ended September 30,
                                                               ----------------------------------------
                                                                   1998          1997          1996
                                                               ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                            $(1,126,031)  $ 1,148,982   $   455,054
  Items in income from operations not affecting cash:
      Depreciation and amortization                                215,949       258,431       279,086
      Provision for valuation of soil processor unit               180,000       361,554       360,000
      Deferred income taxes                                        364,446      (228,560)     (352,563)
      Loss on sales of fixed assets                                      -           893       (14,698)
  Cash provided by (used for)
      Trade and other receivables                                  352,290      (316,478)    2,722,972
      Refundable income taxes                                     (116,031)       14,220       134,983
      Costs and estimated earnings in excess of billings on
        uncompleted contracts                                    1,150,343       284,512      (261,758)
      Inventories                                                  240,845      (635,290)     (276,656)
      Prepaid expenses                                             (13,524)       56,133       (85,747)
      Accounts payable                                          (2,064,978)     (863,577)      486,689
      Accrued expenses                                          (1,758,599)      445,098      (194,080)
      Increase in notes payable from litigation settlement         670,000             -             -
      Billings on uncompleted contracts in excess of costs
        and estimated earnings                                    (111,608)      104,302      (177,298)
      Other                                                          6,740       (31,604)     (100,624)
                                                               -----------   -----------   -----------
  Cash provided by (used for) operating activities              (2,010,158)      598,616     2,975,360
                                                               -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in restricted cash                                 -       112,000    (1,148,000)
  Assets received in litigation settlement                      (1,500,000)            -             -
  Collection of note receivable                                    300,000       300,000       100,000
  Proceeds from sale of fixed assets                                     -         1,182        35,748
  Capital expenditures                                             (62,519)     (161,073)     (402,830)
                                                               -----------   -----------   -----------
  Cash provided by (used for) investing activities              (1,262,519)      252,109    (1,415,082)
                                                               -----------   -----------   -----------


CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long term loan                                           -             -     1,000,000
  Reduction in long-term debt                                     (494,736)     (943,755)     (956,644)
  Issuance (purchase) of common stock                               24,027      (202,447)     (117,313)
                                                               -----------   -----------   -----------

  Cash used for financing activities                              (470,709)   (1,146,202)      (73,957)
                                                               -----------   -----------   -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                             20,112       (10,948)      (37,162)
                                                               -----------   -----------   -----------
CASH AND CASH EQUIVALENTS:
  Net increase (decrease) during the year                       (3,723,274)     (306,425)    1,449,159
  Balance at beginning of year                                   4,894,371     5,200,796     3,751,637
                                                               -----------   -----------   -----------

  BALANCE AT END OF YEAR                                       $ 1,171,097   $ 4,894,371   $ 5,200,796
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

CONSOLIDATION

       The financial statements include the accounts of Crown Andersen Inc. and its subsidiaries discussed above. All material intercompany accounts and transactions have been eliminated in consolidation.

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

       Due to the relatively large nature of the Company's typical contract, individual contracts may represent significant portions of trade receivables and costs and estimated earnings in excess of billings on completed contracts. During fiscal year 1998, one contract represented 27 percent of trade receivables. Additionally, two contracts represented 57 percent of costs and estimated earnings in excess of billings on completed contracts; both of these latter two contracts are supported by irrevocable letters of credit.

       At September 30, 1998, approximately $1,800,000 of inventories were purchased as part of a December 1995 acquisition of a product line of a former competitor. Management has developed a program to reduce this inventory to desired levels over the near term and believes no loss will be incurred on the disposition of such inventory. No estimate can be made of a range of amounts of loss that are reasonably possible should that program not be successful.

       Crown Andersen's policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. During fiscal year 1998, the Company charged $180,000 to operations. During fiscal years 1997 and 1996, the Company charged $361,554 and $360,000 to operations, respectively. The Company believes that this equipment will be sold in the near future and no loss will be incurred in the disposition of the equipment. See Note 5.

       At September 30, 1998, the Company holds property and equipment with an estimated carrying value of $1,500,000 received from the net settlement of certain outstanding litigation existing in prior years.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

Management has based this estimated valuation on the results of marketing this property to interested third parties. Actual results could differ from this estimate.

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

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

EARNINGS PER SHARE

       Earnings per share are computed on the basis of the weighted average number of shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the later of the beginning of each year or the time of issuance and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the period.

RESEARCH AND DEVELOPMENT

       Research and development expenditures are expensed in the year incurred. For the periods presented there were no research and development expenditures.

WARRANTY COSTS

       The Company warrants its products generally for a period of one year after shipment or installation. Provision for estimated warranty cost is recorded at the time of installation.

EMPLOYEE BENEFIT PLAN

       The Company has a 401(k) plan in which all employees can contribute a portion of their pre-tax wages into investment accounts for retirement. The contributions are matched 27% by the Company up to 7% of gross wages. The Company has charged plan contributions to operations when due and has funded the plan accordingly. No additional contributions are required, but the Company can make contributions from profits at its discretion. Contributions for 1998, 1997 and 1996 totaled approximately $22,507, $22,690, and $21,397, respectively.

STATEMENTS OF CASH FLOWS

       Cash and cash equivalents include interest bearing checking accounts and bank certificates of deposit with original maturities of three months or less. Interest payments on debt were approximately $98,909, $101,504, and $91,275 for the years ended September 30, 1998, 1997 and 1996, respectively. Income taxes paid were approximately $361,000, $466,000 and $845,000 during the same periods. In connection with certain litigation and settlement and acquisitions of assets received, the Company incurred debt of $670,000.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

NOTE 1.  CONTRACTS IN PROGRESS

  Information relative to contracts in progress is as follows:

                                                                             September 30,
                                                                      --------------------------
                                                                          1998           1997
                                                                      -----------    -----------
     Costs and estimated earnings of $6,487,987 and $6,539,071        $26,354,348    $24,450,994
     Billings applicable thereto                                      (21,673,906)   (18,731,817)
                                                                      -----------    -----------

             Net Amount                                               $ 4,680,442    $ 5,719,177
                                                                      ===========    ===========

     Included in the accompanying balance sheets in:
         Current assets                                               $ 4,686,555    $ 5,836,898
         Current liabilities                                               (6,113)      (117,721)
                                                                      -----------    -----------

             Net Amount                                               $ 4,680,442    $ 5,719,177
                                                                      ===========    ===========

NOTE 2.  INVENTORIES

       Inventories were $2,341,955 and $2,566,179 as of September 30, 1998 and September 30, 1997. Included in inventories at September 30, 1998 and 1997 is approximately $1,761,000 related to incineration equipment purchased from a former competitor.

NOTE 3.  NOTE RECEIVABLE

       During 1994, the Company sold the net assets of its plastics business to a single buyer for $7.1 million. Approximately $5.9 million was received in cash and the remainder was due from the buyer under a $1.2 million note agreement. This note bears interest at 7% per annum. Principal is payable in seven installments over 60 months. Two payments of $50,000 each were received by the Company during March and September 1996 and two payments of $150,000 each were received during March and September 1997 and March and September 1998. As of September 30, 1998, the balance due under the note was $490,000 which is due on September 30, 1999.

NOTE 4.  RESTRICTED CASH

       As of September 30, 1998, $1,036,000 of the Company's short-term cash investments were held by banks as collateral for an outstanding letter of credit. The letter of credit expires in 1999. (See Note 8).

NOTE 5.  EQUIPMENT HELD FOR RESALE

       On September 30, 1992, the Company sold a soil processor unit under a financing-type lease arrangement. As a result of the customer's default, the Company, during 1994, terminated the lease and repossessed the equipment. On September 30, 1994, the Company reclassified this asset as equipment held for sale and reduced its carrying value from approximately $2.1 million to $1.8 million. The Company employs an outside appraiser and reviews the carrying value of this unit on a periodic basis. During fiscal years 1998 and 1997, the carrying value of this unit has been reduced to $490,000 and $670,000, respectively. These adjustments to the carrying value have been charged to operations in each respective year.

NOTE 6.  PROPERTY AND EQUIPMENT

       Property and equipment consists of the following:

                                                              September 30,
                                                       --------------------------
                                                          1998            1997
                                                       -----------    -----------
                    Land                               $   461,933    $   452,347
                    Buildings                            2,028,806      1,945,121
                    Machinery and equipment                948,578        975,071
                    Office furniture and fixtures        1,023,855        991,493
                    Vehicles                                97,401         94,752
                                                       -----------    -----------
                                                         4,560,583      4,458,784
                    Less accumulated depreciation       (2,986,670)    (2,796,822)
                                                       -----------    -----------

                    Net property and equipment         $ 1,573,913    $ 1,661,962
                                                       ===========    ===========

       Depreciation expense amounted to $193,450, $221,805 and $249,086 for the fiscal years ended September 30, 1998, 1997 and 1996 respectively.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

NOTE 7.  LITIGATION SETTLEMENT

       During fiscal 1998, the Company settled the litigation over principal and interest for certain Kansas property formerly occupied by Struthers Thermo-Flood Corporation, a former Crown Andersen subsidiary. Under terms of the settlement, the Company paid $1,630,000 in cash and issued a one year, non-interest bearing promissory note in the amount of $670,000. In exchange, the Company received the rights (without further obligation) to transfer title of this property to a purchaser or to the Company. The Company is in the process of negotiations with potential purchasers. The estimated value of these assets is presently $1,500,000. This transaction was recorded as of June 30, 1998 and the Company recognized a net loss of approximately $900,000. The Company's September 30, 1998 balance sheet includes these assets as "property held for sale" and the note payable of $670,000.

NOTE 8.    LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                September 30,
                                                            --------------------
                                                              1998       1997
                                                            --------  ----------
       Non-interest bearing,discounted to 8.25% note,
         payable to a corporation; face amount of
         $1,020,000; paid in 1998.                          $      -  $  394,736

       Note, payable to a bank in 31 monthly payments
         of $8,333 plus interest at the prime rate
         (8.50% at September 30, 1998), balance
         of $741,667 payable on February 28, 1999            775,000     875,000
                                                            --------  ----------
               TOTAL                                         775,000   1,269,736

       Less current maturities                               775,000     494,736
                                                            --------  ----------

       Total long-term debt                                 $      -  $  775,000
                                                            ========  ==========

       All assets of the U.S. Company are pledged as collateral on the note payable and the U.S. revolving line of credit.

       The Company has a $5.0 million line of credit with a U.S. bank which expires February 28, 1999. As of September 30, 1998, letters of credit amounting to $2.0 million had been issued against this line of credit and the amount of $3.0 million remained available for borrowings. The Company also has a $400,000 line of credit at a Dutch bank. Property and equipment, inventories and trade accounts receivable at Montair totaling $1,777,526 at September 30, 1998 are pledged as collateral to one Dutch bank for the Dutch line-of-credit. No borrowings had been made against this Dutch line of credit as of September 30, 1998.

       The weighted average interest rate on the U.S. line-of-credit was approximately 8.50% during 1998 and 1997, respectively. In connection with the U.S. bank credit agreement, the Company is required to maintain certain financial statement covenants. The Company's U.S. bank line-of-credit and term loan limits the Company's ability to pay dividends on its stock, purchase treasury stock, or sell assets which constitute collateral, so long as any of the collateralized obligations remain unpaid or the agreement is in effect. The Company is not in compliance with certain provisions under their U.S. bank line of credit. The Company has obtained waivers from the financial institution for this condition through September 30, 1998 and anticipates that the financial institution will continue to grant waivers through the maturity of the line of credit in March 1999.

       Interest expense for all debt during fiscal 1998, 1997 and 1996 totaled approximately $104,174, $170,880, and $91,300, respectively.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   TAXES ON INCOME


  The components of income (loss) before taxes on income consisted of the following:

                                                                      1998             1997            1996
                                                                  ------------     ------------    ------------
U.S. Operations                                                   $(1,838,195)     $1,097,696       $  548,450
The Netherlands Operations                                             105,164        495,786          124,004
                                                                  ------------     ------------     -----------
                                                                  $  1,733,031     $1,593,482       $  672,454
                                                                  ============     ============     ===========

  Significant components of the provision for income taxes attributable are as follows:

                                                                             YEAR ENDED SEPTEMBER 30,
                                                                    --------------------------------------
                                                                       1998          1997          1996
                                                                    ----------    ----------   -----------
Current:
  Federal                                                           $(928,841)     $ 462,426    $  397,817
  Foreign                                                             (15,075)       191,506       136,754
  State                                                               (39,680)        19,812        37,004
                                                                    ---------      ---------    ----------
                                                                     (983,596)       673,744       571,575
                                                                    ---------      ---------    ----------
Deferred (reduction):
  Federal                                                             354,364       (177,032)     (249,941)
  Foreign                                                              51,090        (20,972)      (91,250)
  State                                                               (28,858)       (31,240)      (12,984)
                                                                     --------     ---------    ----------
                                                                      376,596       (229,244)     (354,175)
                                                                     ---------    ---------    ----------
Total taxes on income                                               $(607,000)     $ 444,500    $  217,400
                                                                    ==========     =========    ==========

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

                                                                  SEPTEMBER 30, 1998                     SEPTEMBER 30, 1997
                                                           --------------------------------       --------------------------------
                                                              Deferred         Deferred Tax         Deferred         Deferred Tax
                                                             Tax Assets        Liabilities         Tax Assets         Liabilities
                                                           -------------     --------------       -------------     --------------
Basis in Kansas building                                   $        -        $    249,517         $       -         $          -
State net operating loss                                       99,170                   -            13,342                    -
Deferred gain on sale of plastics business                          -              79,310                 -              127,868
Valuation allowance - equipment held for resale               502,343                   -           433,942                    -
Warranty accrual                                               83,600                   -           342,000                    -
Work in process                                                     -             202,337                 -              140,842
Property and equipment                                              -              21,790                 -               23,461
Compensation accruals                                          30,818                   -            45,612                    -
Allowance for accounts receivable, inventories and other       34,312                   -            31,160                    -
                                                           ----------        ------------         ---------         ------------
                                                           $  750,243        $    551,954         $ 866,056         $    292,171
                                                           ==========        ============         =========         ============

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9.  TAXES ON INCOME (CONTINUED)

The effective tax rates on income/loss from continuing operations before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                   -----------------------------------------------------------
                                                                          1998                1997                 1996
                                                                        --------            --------             --------
Taxes (benefit) at statutory rate                                         (34.0%)             34.0%                34.0%
Increase (reduction) in taxes realized from:
 Foreign tax difference                                                      .2               (0.1)                 0.4
 State income taxes, net of federal tax benefit                            (2.7)               0.1                  2.3
 Permanent differences                                                       .7                0.7                    -
 Foreign sales corporation                                                    -                3.9                    -
 Other                                                                       .8               (2.9)                (4.4)
                                                                           ----               ----                 ----
                                                                          (35.0%)             27.9%                32.5%
                                                                           ====               ====                 ====

NOTE 10.  STOCK OPTIONS AND WARRANTS

         Crown Andersen has an incentive stock option plan and a directors stock warrant plan. The incentive plan is limited to employees, and options granted thereunder are exercisable upon issuance and expire five years from the date of grant. The directors stock warrant plan is to compensate non-employee directors for their services on the Board and committees of the Board. Under the plan, each non-employee director has the right to purchase warrants for up to 20,000 shares of common stock. Each year warrants vest for the purchase of 2,000 shares until all warrants are vested. During fiscal year ended September 30, 1998, warrants to purchase 40,000 shares of common stock at an average price of $4.23 per share were granted under the newly adopted 1998 Directors Warrant Plan, and at September 30, 1998, 14,000 warrants were vested.

         During fiscal year ended September 30, 1998, options to purchase 100,000 shares of common stock at a price of $4.25 per share were granted under the newly adopted 1998 Incentive Stock Option Plan. As of September 30, 1998, there were options to purchase 144,000 shares outstanding under the Incentive Stock Option Plan at an average exercise price of $4.92 and warrants to purchase 55,000 shares of common stock at an average price of $5.94.

         The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of stock options granted in each earnings per share disclosure presented is the estimated present value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 25%; a risk-free interest rate of 5.50% (5.05% for 1996): and expected option life of five years. No proforma disclosures showing the effect on net income and earnings per share has been issued as the amounts are not material to operations and do not effect earnings per share.

         The following tables summarizes activity on stock options and warrants:

                                                           OPTIONS                               WARRANTS
                                             -------------------------------------  -----------------------------------
                                                                  Weighted Average                     Weighted Average
                                              No. Of Shares        Exercise Price    No. Of Shares      Exercise Price
                                              -------------       ----------------   -------------     ----------------
Outstanding at September 30, 1995                76,300                $ 8.58           42,688              $ 9.49
  Granted                                        12,000                  7.50                -                   -
  Expired Or Cancelled                           (5,900)                 8.22          (17,688)             $12.13
                                               --------                ------          -------              ------
Outstanding At September 30,  1996               82,400                  8.44           25,000               11.15
  Granted                                             -                     -                -                   -
  Expired Or Cancelled                          (33,600)                10.55          (10,000)              12.13
                                                -------                ------          -------              ------
Outstanding At September 30, 1997                48,800                  7.00           15,000              $10.50
  Granted                                       100,000                  4.25           40,000                4.23
  Expired Or Cancelled                           (4,800)                12.13                -                   -
                                               --------                ------          --------             ------
Outstanding At September 30, 1998               144,000                $ 4.92           55,000              $ 5.94
                                               --------                ------          --------             ------

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.    STOCK OPTIONS AND WARRANTS (CONTINUED)

       Weighted average fair value of options granted during the year ended:

          September 30, 1996        $  4,565
          September 30, 1997        $   -
          September 30, 1998        $199,901

       The weighted average remaining life of options and warrants outstanding at September 30, 1998 was five years. The range of exercise prices was $4.19 - $12.13.

NOTE 11.    SEGMENT INFORMATION AND MAJOR CUSTOMERS

       The Company's operations comprise a single industry segment, pollution control systems. Information regarding the Company's geographic segments of its operations is set forth below.

                                            YEAR ENDED SEPTEMBER 30,
                                        ------------------------------
                                          1998        1997       1996
                                        -------     -------    -------
                                                (In Thousands)
    Revenues:
      U.S. operations
        Domestic                        $ 5,448     $ 3,217    $ 4,255
        Export                            5,305      14,954     11,991
      The Netherlands operations          3,573       4,973      5,781
                                        -------     -------    -------
            Total                       $14,326     $23,144    $22,027
                                        =======     =======    =======

    Income (loss) before taxes:
      U.S. operations                   $(1,838)    $ 1,098    $   548
      The Netherlands operations            105         496        124
                                        -------     -------    -------
            Total                       $(1,733)    $ 1,594    $   672
                                        =======     =======    =======

    Identifiable assets:
      U.S. operations                   $15,516     $18,776    $18,899
      The Netherlands operations          2,568       2,610      3,549
                                        -------     -------    -------
            Total                       $18,084     $21,386    $22,448
                                        =======     =======    =======

       During fiscal year 1998 one customer accounted for 26% of the Company's consolidated revenues and in 1997 one customer accounted for 28% of the consolidated revenues. In fiscal 1996 two customers accounted for 35% (18% and 17%) of the Company's consolidated revenue. It is management's opinion that the loss of such customers would not have a material adverse effect of the Company's operations. Historically, the Company has not been dependent on repetitive business.

NOTE 12.  COMMITMENTS AND CONTINGENCIES

     (a) The Company has employment agreements with two officers with expiration dates through 2001. Under the terms of the agreements, the salaries range from $95,000 to $160,000, and can increase 5% per year if certain levels of consolidated net earnings are attained. Upon termination by the employer for any reason other than disobedience, dishonesty, disloyalty, insubordination by the employee, or upon termination in connection with certain dissolutions or changes in ownership of employer, the employee will receive a minimum payment of twice the annual salary at the time of termination.

     (b) The Company has the following pending or threatened litigation and unasserted claims or assessments:

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

S. P. Construction Company, et al, V. Andersen 2000 Inc., et al. This claim
---------------------------------------------------------------
involves a suit by various companies for subrogation of claims paid by them to the owners and others of an electric power cogeneration plant in Medford, Oregon. Andersen 2000 Inc. "Andersen 2000") was one of numerous subcontractors on this job. Andersen 2000 supplied a venturi scrubbing system and other related equipment for the plant, which are alleged to have been defective, contributing to the plant's alleged failure to operate as expected. Plaintiff's claim against Andersen 2000 is for in excess of $1,145,310, which includes the sales price of the equipment supplied by Andersen 2000 and other damages. This case has been dormant for several years, with no activity of any kind. The Company believes it has no liability of any sort in this case and will defend this position vigorously if the case ever becomes active again. However, the Company believes that this case may have been dropped by the Plaintiffs and will ask that the case be dismissed in fiscal 1999.

Georgia Gulf Corporation V. Andersen 2000 Inc. On October 16, 1996, Georgia Gulf
---------------------------------------------
Corporation ("Georgia Gulf") filed suit against Andersen alleging that Andersen has violated a contractual agreement by and between the parties, dated on our about November 9, 1990, pursuant to which Andersen agreed to design, supply, and install a natural gas and hazardous liquid waste fired boiler at the Georgia Gulf plant in Plaquemine, Louisiana. Georgia Gulf alleges that Andersen warranted that the project would be free from defects in material and workmanship and would perform in accordance with the project specifications. Georgia Gulf further alleges, however, that the project was defective as to its design, workmanship and/or materials and, as a result, failed to perform in accordance with the project specifications so as to constitute a breach of warranty and breach of contract by Andersen, resulting in damages to Georgia Gulf in excess of $10,000,000. The $10,000,000 figure is a modification of the former $3,000,000 claim as prayed for in Georgia Gulf's original complaint.

       Relying in part on allegations made in the related federal lawsuit filed by Andersen against the Nebraska Boiler Company, Georgia Gulf moved for partial summary judgment on the issue of liability. The district court granted Georgia Gulf's motion and rendered summary judgment in favor of Georgia Gulf on June 18, 1997 on the issue of liability only. On October 29, 1997, Andersen filed its original brief to the Court of appeals for the First Circuit of Louisiana alleging that jury questions remain as to various affirmative defenses. Subsequent to the court's granting of summary judgment in its favor and after Andersen filed its notice of appeal, Georgia Gulf filed an amended complaint on October 15, 1997. In its amended complaint, Georgia Gulf increased the amount of damages it is seeking to include both past and future lost profits in the amount of $10,000,000 allegedly resulting from the shutdown of the boiler for repair work. In addition, Georgia Gulf has added Andersen's insurance carrier, Twin City Fire Insurance Company, as a defendant to this action.

       On September 25, 1998, the Court of Appeals reversed the trial court's grant of summary judgment in favor of Georgia Gulf. The ruling was based on the existence of genuine issues of fact which remain for a jury's resolution. Georgia Gulf has filed an application for writ of certiorari to the Louisiana Supreme Court seeking a review of the Court of Appeals' ruling reversing the trial court's summary judgment Order in favor of Georgia Gulf. If the Court of Appeals' ruling is upheld, the case will be returned to the lower court for a trial on liability and damages. The Company and its legal counsel are optimistic that the decision of the Court of Appeals will be upheld. The Company believes that the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

       The Company is involved in various additional litigation matters arising in the ordinary course of business. Management believes that the final resolution of these matters will not result in a material adverse effect on the Company's financial statements and its operations.

       (c) Montair operates in the Netherlands, and will be affected by the impending European Monetary Union conversion of their monetary system to the Euro dollar. Management believes that the effects of the currency translation, and cost of implementation of the conversion to the accounting system and information systems, is not expected to have a significant impact on the Company's financial position or results of operations.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.    RECENT ACCOUNTING PRONOUNCEMENTS

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

       SFAS 130 is effective for financial statements for period beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position will be unaffected by implementation of this standard.

       The FASB has issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." This statement provides guidelines for disclosure of financial performance data for identifiable business units and is effective for fiscal years beginning after December 15, 1997, and when adopted, will not affect the Company's current disclosures.

       In February 1998, the Financial Accounting Standards Board issued Statement of financial Accounting Standards No. 132, "Employers Disclosures about Pension and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 revises employers' disclosures about pension and other postretirement benefit but does not change existing measurement or recognition requirements related to such plans. SFAS 132 also requires additional information on changes in the benefit obligations and fair values of plan assets. The Company does not currently offer postretirement benefits and anticipates that the adoption of SFAS 132 will not have an effect on the Company's financial position or results of operations.

       In June 1998, the Financial Accounting Standards board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments," ("SFAS 133"). SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments as fair market value. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into income when the transaction affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company does not currently use derivative instruments either in hedging activities or for investment purposes. Accordingly, the Company anticipates that the adoption of SFAS 133 will not have an effect on the Company's financial position or results of operations.

NOTE 14.    SUBSEQUENT EVENT (AS OF DECEMBER 16, 1998)

       On December 16, 1998 the Company purchased all the outstanding shares of stock of Griffin Environmental Company, Inc. ("Griffin"). Griffin is a manufacturer of fabric filter and cartridge dust collector pollution control equipment. Griffin sells its pollution control equipment to a wide variety of industries, including concrete, steel, other metals, clays, paper, glass, and other industries.

       The Company purchased Griffin for $2.5 million. This was comprised of cash of $2.2 million and a one-year promissory note of $271,000 secured by a second mortgage on the real estate. The note bears interest at 4.33% payable monthly and the principal is due on December 16, 1999.

       The acquisition includes the purchase of assets comprised primarily of inventories, accounts receivable, and property, plant, and equipment. Liabilities assumed in the acquisition consist primarily of trade accounts payable, customer deposits, long term debt, and other accrued liabilities. The transaction will be accounted for under the purchase method of accounting whereby all assets and liabilities will be valued at their current fair market value at December 16, 1998.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Board of Directors and Stockholders
  of Crown Andersen Inc.
Peachtree City, Georgia

We have audited the accompanying consolidated balance sheets of Crown Andersen Inc. and Subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc. and Subsidiaries as of September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                             BDO SEIDMAN, LLP


Atlanta, Georgia
December 11, 1998 (except for Note 14, which is as of December 16, 1998)
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

COMMON STOCK INFORMATION (UNAUDITED)

       The Company's common stock is traded in the NASDAQ National Market System under the NASDAQ symbol "CRAN". The following table shows the quarterly high and low closing sale prices of the Company's common stock for the past two fiscal years as reported by NASDAQ. The Company had approximately 215 shareholders of record as of December 16, 1998, in addition to approximately 1,800 beneficial holders.

                                                 YEAR ENDED
                                             SEPTEMBER 30, 1998
                                             ------------------
                                              HIGH         LOW
                                             ------       -----
                    FISCAL QUARTER
                     First                   $6.96        $6.75
                     Second                   6.50         5.63
                     Third                    4.50         3.19
                     Fourth                   2.50         2.50

                                                 YEAR ENDED
                                             SEPTEMBER 30, 1997
                                             ------------------
                                              HIGH         LOW
                                             ------       -----
                    FISCAL QUARTER
                     First                    $6.63       $5.63
                     Second                    7.00        5.38
                     Third                     7.00        5.75
                     Fourth                    8.25        6.38

No cash dividends have ever been paid by the Company or any of its subsidiaries. The Company's ability to pay cash dividends is restricted by the terms of a loan agreement with a bank. See Note 8 to the Notes to Consolidated Financial Statements.

                              CROWN ANDERSEN INC.

CORPORATE OFFICERS AND DIRECTORS             SUBSIDIARIES                                 TRANSFER AGENT
                                             ANDERSEN 2000 INC.                           Wachovia Bank and Trust Company
JACK D. BRADY                                306 Dividend Dr.                             Winston-Salem, North Carolina 27102
Chairman of the Board, President,            Peachtree City, GA 30269
and Chief Executive Officer                  1 (770) 486-2000                             LEGAL COUNSEL
                                             FAX: 1 (770) 487 5066
JACK C. HENDRICKS                                                                         Decker & Hallman, P.C.
Vice Chairman of the Board                                                                Atlanta, Georgia
(Retired President of Company)               Jack D. Brady
                                             Chairman and CEO                             AUDITORS
RICHARD A. BEAUCHAMP
Director                                     Thomas Van Remmen                            BDO Seidman, LLP
(Retired President, Ameritruck               President and COO                            Atlanta, Georgia
 Distribution Corp.)
(Contract transportation company)            Kenny M. Graves                              ANNUAL MEETING
                                             Senior Vice President
LESTER K. LEGATSKI                                                                        The 1999 Annual Meeting of Stockholders
Director                                     John M. Golumbeski                           will be held on February 10, 1999, at
(President, CelTech, Inc.)                   Vice-President, Manufacturing                10:00 a.m. at the Company's corporate
(Development and application of                                                           offices, 306 Dividend Drive, Peachtree
 membrane technology for liquid              Jay Kaufman                                  City, Georgia.
 separations)                                Vice-President, Purchasing

THOMAS VAN REMMEN                            Randall Morgan
Director                                     Vice-President, Finance and
(President of Andersen 2000 Inc.)            Controller/Treasurer

MICHAEL P. MARSHALL                          Milton Emmanuelli
Director                                     Secretary
(President of Marshall & Co.)
(Private Investment Company)                 MONTAIR ANDERSEN BV
                                             Heuvelsestraat 14
MILTON EMMANUELLI                            5976 NG
Chief Financial Officer and                  Sevenum, Holland
Controller/Treasurer                         31 77 467 2473
                                             FAX: 31 77 467 3012
RANDALL MORGAN
Secretary                                    A.T.J. Wagemans, Managing Director

                                             Jack D. Brady, Director

                                             Rene Francken
                                             Manager, Administration And Sales

================================================================================

                               FORM 10-K REPORT

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K TO THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998, IS AVAILABLE TO STOCKHOLDERS AT NO CHARGE UPON WRITTEN REQUEST. PLEASE SEND REQUESTS TO:

                  MILTON EMMANUELLI, CHIEF FINANCIAL OFFICER
                              CROWN ANDERSEN INC.
               306 DIVIDEND DRIVE, PEACHTREE CITY, GEORGIA 30269