Form 10-K405, Exhibit 13
period 1999-09-30
CROWN ANDERSEN INC
filed 1999-12-28
CIK 778808

EXHIBIT 13
CROWN ANDERSEN INC.



                                     1999
                                    ANNUAL
                                    REPORT

                              CROWN ANDERSEN INC.



                                      1999
                                     ANNUAL
                                     REPORT

MESSAGE TO SHAREHOLDERS

     Although we were successful in replacing much of our lost Asian business with U.S. domestic business in fiscal 1999, we were not able to return to profitability or to the revenues and earnings levels of the 1995 through 1997 period.

     Two projects at Andersen 2000 accounted for the revenues and earnings shortfalls in 1999. Unfortunately, as a system supplier, Andersen had no control over either project. The largest was a Resource Conservation and Recovery Act
(RCRA) permitted hazardous waste incineration plant in Louisiana. A Federal and State Permit to Operate was issued for the plant on February 19, 1999. The $30+ million plant upgrade was started with Andersen as the supplier of the air pollution control equipment. The plant was the largest such facility in the world and would have operated at the lowest emission rate of any hazardous waste incinerator in the world. After several court challenges to the permit, opponents of the plant were successful in finding a judge in Louisiana who ruled that the permit had been improperly granted. This stopped any further work on the project. After investing over $10 million in the project, the owners could not continue to fund the project with the anticipated continuing litigation. The plant may never be completed. Instead of Andersen booking in excess of $5 million in revenues and the profits on those revenues, Andersen wrote off some $100,000+ in engineering, travel, permit review, legal, and meeting costs associated with helping the owners secure the permit and with starting detailed design. If the project is ever re-started, these costs may be recovered. However, we have elected to write them off entirely and the project is not included in year 2000 projections.

     The second project was a Middle Eastern incinerator project where Andersen was the selected equipment supplier, but where the war in Kosovo delayed the project start date by more than one year. This multi-unit project will proceed in 2000 and will continue through at least 2001.

     At fiscal year end, our backlog had increased to its highest level in three years and incoming orders in September remained higher than at any time in 1998 or 1999. The Griffin operation in Syracuse appears headed for a record 2000 and Montair Andersen in Holland has substantially improved its return on investment, while entering the new year with its largest backlog ever. Andersen 2000 in Peachtree City received several large orders at fiscal year end and expected several more before the end of December 1999.

     All of our operations are staffed for anticipated rapid growth and we expect great improvements in the financial results for 2000. If the Asian economies continue to improve and if new U.S. regulations (particularly in hazardous waste processing) are enforced, we should be able to achieve record revenues and earnings in fiscal 2000.

     We have challenged our management at each operation to concentrate on margin improvements and on increased market share in all product lines. If all goes per plan, the 2000 Message to Shareholders will be much easier for me to write and much easier for you to read.


                                               Respectfully submitted,



                                               Jack D. Brady
                                               Chairman and President

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                    (In Thousands, Except Per Share Figures)

                                                      Year ended September 30,
                                            ---------------------------------------------
                                              1999      1998     1997     1996     1995
                                            --------  --------  -------  -------  -------
Revenues from continuing operations         $15,680   $14,326   $23,144  $22,027  $21,673
Net Income (Loss)                           $  (577)  $(1,126)  $ 1,149  $   455  $ 1,366
Earnings (loss) per share                   $ (0.33)  $ (0.74)  $  0.76  $  0.29  $  0.87
Total Assets                                $19,747   $18,084   $21,386  $22,448  $20,985
Long-term debt                              $    19   $     -   $   775  $ 1,505  $   621
Cash dividends declared per common share    $     -   $     -   $     -  $     -  $     -

BUSINESS INFORMATION

     Crown Andersen Inc. is a holding company for Andersen 2000 Inc., headquartered in Peachtree City, Georgia, Griffin Environmental Company, Inc., headquartered in Syracuse, New York, and Montair Andersen bv, headquartered in Sevenum, The Netherlands. The Company, through these subsidiaries, is involved in the design, manufacture, sale and installation of industrial pollution control systems, medical, chemical and hazardous waste disposal systems, heat recovery systems, dust collectors, industrial air handling systems, and spray dryer systems.

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

     In the dust collector line, the Company manufactures fabric filter and cartridge dust collection, product recovery and pollution control equipment for a variety of industries, including chemicals, food processing, concrete, steel, other metals, clays, paper, glass, and other industries.

     The Company's products are marketed to various industrial and manufacturing concerns throughout the world by independent sales representatives and by direct employees of the Company. In addition, the Company licenses foreign manufacturers in India and Japan to manufacture and market its equipment in those countries and in adjacent countries. As a percentage of revenues, sales and operations outside the United States accounted for approximately 33.3% of the Company's total revenues in fiscal 1999. This compares to approximately 62.0% and 85.6% of the Company's total revenues in fiscal 1998 and 1997, respectively. Foreign sales for fiscal 1999, 1998 and 1997 totaled approximately $5.2 million, $8.9 million and $19.9 million, respectively.

     For information pertaining to revenues, income (loss) before taxes and identifiable assets for each of the Company's geographic areas for the past three fiscal years, see Note 12 of the Notes to Consolidated Financial Statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Introduction

     Crown Andersen Inc. (Crown Andersen or the Company) is a publicly-traded holding company for Andersen 2000 Inc. (Andersen), Griffin Environmental Company, Inc. (Griffin), and, through Andersen, owns all of the outstanding stock of Montair Andersen bv (Montair). The Company is engaged exclusively in the pollution control and waste processing equipment businesses.

     In fiscal 1999, revenues increased 9% to $15.7 million from $14.3 million in fiscal 1998. The Company incurred a net loss of $576,690 in fiscal 1999, as compared to a net loss of $1,126,031 in fiscal 1998. Fiscal 1999 results reflect a decline in revenues from the 1995 -1997 period as a result of the economic crisis in Asia. The net loss in fiscal 1998 also reflected the cost of litigation settlement.

     Foreign revenues (including export sales by Andersen and sales by Montair) accounted for 33.3% and 62.0% of total revenues in fiscal years 1999 and 1998, respectively. Foreign sales transactions are generally guaranteed by bank letters of credit. The Company has little or no foreign currency exposure on sales by Montair as its contracts are payable in Dutch Guilders, its local currency. As of September 30, 1999, the Company had cumulative currency adjustments of $41,500. This amount has been reflected as a line item in the equity section of the balance sheet. (See "Consolidated Statement of Stockholders' Equity.")

     The Company is involved in certain litigation. See Note 13 to the Consolidated Financial Statements for a discussion.

Liquidity and Capital Resources

     Cash and cash equivalents of $1,653,516 at September 30, 1999 increased $482,419 from the September 30, 1998 balance of $1,171,097. The increase resulted from income tax refunds received during the year, and an increase in accounts payable. Cash provided by operating activities amounted to $2,307,636.

     Cash used for investing activities totaled $1,918,439. This amount includes $2,296,010 for the acquisition of Griffin and capital expenditures of $112,429 (mostly at Griffin), partly offset by the collection of a note receivable of $490,000.

     Cash provided by financing activities totaled $97,591. This amount reflects $977,198 received from the sale of Common Stock ($900,000 from a private placement), offset by reductions in notes payable ($691,735) and long-term debt ($187,872).

     Montair operations were profitable in fiscal 1999. However, Montair realized a negative cash flow from operations as a result of increases in receivables and inventories. At Andersen, the positive cash flow from operations was the result of income tax refunds and increases in payables.

     As disclosed in Note 6 to the Consolidated Financial Statements, during 1994 the Company repossessed certain equipment under a lease arrangement. The Company has reduced the carrying value of this asset to $490,000 as of September 30, 1998 and it is reflected as equipment held for resale in the accompanying consolidated balance sheet. The Company is attempting to market this equipment for sale and has active negotiations underway for its sale.

     As discussed in Note 13 to Consolidated Financial Statements, on June 17, 1999, the Company filed a claim for arbitration in Singapore seeking to settle a contractual dispute with a customer in connection with the sale of equipment in Indonesia. The equipment has been delivered, installed and, in management's opinion, has operated in accord with the contract. The customer is claiming the equipment has not met certain performance specifications, but has provided no evidence to support this position. The Company's claim is for $2.3 million. As of September 30, 1999, the Company has recorded $1.9 million in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts associated with this customer. Management believes that it will prevail and recover the amount claimed in this dispute. Accordingly, no specific reserve has been established for this matter. The inability of management to satisfactorily resolve this matter with the customer and collect the outstanding receivable could have a material unfavorable effect on the Company's financial position and liquidity.

     The Company had a $5.0 million line of credit and a term loan with a U.S. bank. During 1999, the Company's bank notified the Company that the bank was not going to renew the line of credit beyond September 30, 1999 and was reducing the available borrowing limit to $2.0 million. As of September 30, 1999, there were no amounts outstanding under the line of credit. However, there was $675,000 outstanding on the term loan and $500,000 on letters of credit issued by this bank and guaranteed by the line of credit. The letters of credit expire in June 2000. Since September 30, 1999, the Company has continued to make scheduled debt payments to this bank. The bank has not made any demands for payment.

     The Company has been actively seeking financing from other sources since mid September 1999 to replace this line of credit. The discussions for other financing include banks with similar collateral requirements and mortgage loans on the Company's real estate holdings. The Company has reviewed the current collateral available to it and has determined that there exists sufficient collateral to refinance its loan obligation and obtain the necessary cash to fund operations in fiscal 2000. The Company's cash flow projections for fiscal 2000 indicate a need for about $900,000 of working capital in excess of anticipated bank balances. This is projected to occur in January and February 2000 as the Company incurs costs associated with payments on the term loan, tax deposits and investments in its contracts. The inability of the Company to be able to obtain necessary financing within a timely fashion could have an unfavorable impact on the Company's ability to maintain projected operating levels and to meet certain obligations when they become due.

     Under the current loan agreement, the Company is required to obtain the bank's consent to pay cash dividends, purchase treasury stock, or to sell assets which constitute collateral. The Company obtained permission to purchase up to $400,000 of treasury stock. A total of $270,235 of net treasury stock purchases is reflected in the Company's balance sheet as of September 30, 1999.

     As of September 30, 1999, the Company's equity in its Montair operation had decreased in value by $151,454 from September 30, 1998 as a result of a decrease in the foreign currency translation adjustment, reflecting a 10% increase in the U.S. dollar against the Dutch guilder.

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

     The Company has completed its reviews of these programs and systems, and does not expect that any revisions to such programs and systems found necessary will cause the Company to incur material costs or present implementation challenges that cannot be addressed prior to the end of calendar 1999.

     The computer programs and operating systems used by entities with whom the Company has commercial relationships also pose potential problems relating to the year 2000 issue, which may affect the Company's operations in a variety of ways. These risks are more difficult to assess than those posed by internal programs and systems. The Company was completing its assessment of these external programs at the time this report was prepared but does not anticipate any significant problems.

     The Company does not believe there will be any significant impact resulting from entities with whom it has commercial relationships.

Results of Operations

 Revenues:

     Revenues of $15,680,201 in fiscal 1999 increased $1,354,111 (9.5%) from fiscal 1998 revenues of $14,326,090. The increase includes revenues of $2,546,083 contributed by Griffin, the newly acquired subsidiary. Revenues at Andersen and Montair declined $1,192,152. Foreign sales (including export sales by Andersen and sales by Montair) were $5.2 million and $8.9 million for years 1999 and 1998, and accounted for 33.3% and 62.0% of revenues in fiscal years 1999 and 1998, respectively. All changes in revenues are related to the quantity of products sold, not to pricing changes.

     The Company continues to rely on the international market for some of its revenues. Demand for the Company's products in the domestic market has remained low over the last five years because of uncertainty in changes in United States regulations. However, the Company experienced an increase in domestic business during fiscal 1999. Domestic revenues accounted for 66.7% of total revenues in fiscal 1999. This trend is expected to continue in fiscal 2000 as a result of the additional revenues generated by Griffin. In the international market, the Montair subsidiary received an order for $3.1 million- its largest ever, near the end of fiscal 1999.

     Revenues of $14,326,090 in fiscal 1998 decreased $8,817,582 (38%) from fiscal 1997, primarily due to a revenue decrease at Andersen related to the Asian downturn.

Cost of Sales:

     Cost of sales increased $670,279 (5.4%) to $13,132,306 in fiscal 1999 from fiscal 1998 costs of $12,462,027, primarily as a result of higher volume. In fiscal 1998, cost of sales decreased $5,733,501 (31.5%) from 1997 levels as a result of lower volume.

     Overall, the average combined gross margin improved 3.2% during 1999. The gross profit margin in 1998 was 13%. A significant portion of the improvement in the margin was primarily associated with Griffin's operations which generated a gross profit margin of approximately 22% for the dust collector's segment of the Company's business during 1999. The incinerator/pollution control segment of the Company's business (which is comprised of the remaining subsidiaries' operations) generated a gross profit margin of approximately 15.2% during 1999.

 Selling, General and Administrative Costs:

     Selling, general and administrative costs in fiscal 1999 increased $630,119 (22.1%) to $3,474,993 from the 1998 levels. The increase was entirely attributable to the expense reported by Griffin. Without the addition of Griffin, these costs declined $47,930. As a percentage of revenues, selling, general and administrative costs were 22.2%, 19.9% and 15.0% of revenues for fiscal years 1999, 1998 and 1997, respectively.

     In fiscal 1998, these expenses decreased $618,988 (17.8%) as a result of decreases in commissions, salaries, and a reduction in the valuation provision on equipment held for resale.

 Interest and Other Income

     Interest and other income for fiscal 1999 resulted in a credit of $23,208, compared to a credit of $147,780 for fiscal 1998. The lower credit reflects a substantial reduction in interest income, as cash available for investment was used to settle litigation and for the acquisition of Griffin. The higher credit of $38,580 in 1998 as compared to 1997 was due to rental income recorded in 1998 and a decrease in bad debt expense.

 Loss on Litigation Settlement:

     The Company recorded a loss on litigation settlement of $900,000 in fiscal 1998. (See discussion in Note 8 to Consolidated Financial Statements.)

 Taxes (Tax Benefit) on Income:

     In fiscal 1999, the effective tax rate (benefit) was 36.2%, compared to 35.0% (benefit) in fiscal 1998. The fiscal 1997 rate was 27.9% and reflects tax savings from significant export revenues.

     Deferred tax assets arising from net operating loss carryforwards had a significant contribution to the 1999 tax benefit. Management believes that sufficient taxable income will be generated in future years in order to fully recover these net operating loss carryforwards.

 Net Income (Loss)

     In fiscal 1999, the Company realized a net loss of $576,690, compared to a net loss of $1,126,031 reported for fiscal 1998. The fiscal 1999 loss is attributable to decline in export revenues experienced by the Company during the last two years as a result of the economic crisis in Asia. The loss recorded in fiscal 1998 reflected the effect of the $900,000 litigation settlement and lower export revenues.

     The average number of shares outstanding were as follows:

                            1999         1998         1997
                          ---------    ---------    ---------
               Basic      1,770,262    1,514,728    1,516,466
               Diluted    1,770,262    1,514,728    1,516,466

 Effects of Inflation:

     During fiscal 1999 and fiscal 1998, the Company has not experienced any abnormal increases in costs of materials or supplies for manufacturing in any of its domestic operations. In most cases the Company has been successful in passing materials cost increases on to its customers. The Company continues to incur cost increases associated with travel related expenses, primarily in air fares.

Forward-Looking Statements

     Certain forward-looking statements are made in this Management's Discussion and Analysis and in the Message to Shareholders in this Annual Report. The Company's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that significantly affect expected results. For example, operating results may be affected by external factors. Such factors include, but are not limited to, changes in the regulatory environment, general conditions in the environmental industry, the Company's competitive position, and economic conditions in international markets.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                             SEPTEMBER 30,
                                                                       -------------------------
                                                                           1999         1998
                                                                       -----------   -----------
             ASSETS (Note 9)
CURRENT:
   Cash and cash equivalents                                           $ 1,653,516   $ 1,171,097
   Receivables:
       Trade, less allowance of $174,543 and $99,324 for
       possible losses                                                   4,924,700     2,432,605
       Other                                                                41,928        63,285
       Income taxes                                                              -     1,354,594
   Costs and estimated earnings in excess of billings on
     uncompleted contracts (Note 2)                                      2,635,324     4,686,555
   Inventories (Note 3)                                                  2,364,616     2,341,955
   Prepaid expenses                                                        154,708        82,819
   Current maturities of long-term note receivable (Note 4)                      -       490,000
   Deferred income taxes                                                   152,868       148,730
                                                                       -----------   -----------
            TOTAL CURRENT ASSETS                                        11,927,660    12,771,640

RESTRICTED CASH (Note 5)                                                 1,036,000     1,036,000
EQUIPMENT HELD FOR RESALE (Note 6)                                         490,000       490,000
PROPERTY AND EQUIPMENT, less accumulated depreciation (Note 7)           2,806,522     1,573,913
DEFERRED INCOME TAXES (Note 10)                                          1,027,251       601,513
PROPERTY HELD FOR SALE (Note 8)                                          1,500,000     1,500,000
GOODWILL, net of accumulated amortization of $49,090 (Note 1)              834,833             -
OTHER ASSETS                                                               124,253       111,051
                                                                       -----------   -----------
                                                                       $19,746,519   $18,084,117
                                                                       ===========   ===========

             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable (Notes 1, 8 and 9)                                    $   393,171   $   670,000
   Accounts payable                                                      3,801,352     2,025,031
   Accruals:
       Income taxes                                                          4,714             -
       Compensation                                                        357,015       254,704
       Warranty                                                            228,000       333,000
       Miscellaneous                                                       417,507       603,872
   Billings on uncompleted contracts in excess of cost and
     estimated earnings (Note 2)                                                 -         6,113
   Current maturities of long-term debt (Note 9)                           783,265       775,000
   Deferred income taxes (Note 10)                                         378,322       531,164
                                                                       -----------   -----------
            TOTAL CURRENT LIABILITIES                                    6,363,346     5,198,884

LONG-TERM DEBT, less current maturities (Note 9)                            18,744             -
DEFERRED INCOME TAXES (Note 10)                                            251,932        21,790
                                                                       -----------   -----------
            TOTAL LIABILITIES                                            6,634,022     5,220,674
                                                                       -----------   -----------

COMMITMENTS AND CONTINGENCIES (Note 13)

STOCKHOLDERS' EQUITY: (Notes 9 and 11)
   Common Stock, $.10 par; shares authorized 5,000,000; issued
     1,873,635; outstanding 1,832,939 and 1,515,571                        187,364       156,164
   Additional paid-in capital                                            3,826,301     2,905,801
   Treasury stock; 40,696 and 46,064 shares, at cost                      (270,235)     (295,733)
   Retained earnings                                                     9,327,567     9,904,257
   Foreign currency translation adjustment                                  41,500       192,954
                                                                       -----------   -----------
            TOTAL STOCKHOLDERS' EQUITY                                  13,112,497    12,863,443
                                                                       -----------   -----------

                                                                       $19,746,519   $18,084,117
                                                                       ===========   ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           AND COMPREHENSIVE INCOME


CONSOLIDATED STATEMENTS OF OPERATIONS:

                                                        YEAR ENDED SEPTEMBER 30,
                                                ---------------------------------------
                                                    1999          1998          1997
                                                -----------   -----------   -----------
REVENUES:
 Contracts                                      $13,701,913   $12,334,981   $21,074,139
 Sales                                            1,915,368     1,974,274     2,030,197
 Other                                               62,920        16,835        39,336
                                                -----------   -----------   -----------
                                                 15,680,201    14,326,090    23,143,672
                                                -----------   -----------   -----------

COSTS AND EXPENSES:
 Cost of contracts and sales                     13,132,306    12,462,027    18,195,528
 Selling, general and administrative              3,474,993     2,844,874     3,463,862
 Interest and other income                          (23,208)     (147,780)     (109,200)
 Loss on litigation settlement (Note 8)                   -       900,000             -
                                                -----------   -----------   -----------
                                                 16,584,091    16,059,121    21,550,190
 Income (loss) from operations before
   taxes on income                                 (903,890)   (1,733,031)    1,593,482

TAXES (TAX BENEFIT) ON INCOME/LOSS (Note 10)       (327,200)     (607,000)      444,500
                                                -----------   -----------   -----------


NET INCOME (LOSS)                               $  (576,690)  $(1,126,031)  $ 1,148,982
                                                ===========   ===========   ===========


AVERAGE NUMBER OF SHARES - BASIC                  1,770,262     1,514,728     1,516,466
AVERAGE NUMBER OF SHARES - DILUTED                1,770,262     1,514,728     1,516,466

EARNINGS (LOSS) PER SHARE
     BASIC                                      $     (0.33)  $     (0.74)  $      0.76
     DILUTED                                    $     (0.33)  $     (0.74)  $      0.76


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME:

                                                       YEAR ENDED SEPTEMBER 30,
                                                ---------------------------------------
                                                    1999          1998          1997
                                                -----------   -----------   -----------
Net Income (Loss)                               $  (576,690)  $(1,126,031)  $ 1,148,982

Other Comprehensive Income
  Foreign Currency Translation Adjustment          (151,454)  $    83,128      (192,607)
                                                -----------   -----------   -----------

COMPREHENSIVE INCOME (LOSS)                     $  (728,144)  $(1,042,903)  $   956,375
                                                ===========   ===========   ===========


   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999


                                                                                                         Foreign
                                                                 Additional                              Currency
                                              Common Stock        Paid-In       Retained    Treasury    Translation
                                          --------------------
                                            Shares     Amount     Capital       Earnings      Stock      Adjustment
                                          ---------   --------   ----------   -----------   ---------   -----------
BALANCE, SEPTEMBER 30, 1996               1,544,635   $156,164    2,905,801   $ 9,881,306   $(117,313)  $   302,433

   Net income                                     -          -            -     1,148,982           -             -
   Purchase of treasury stock               (40,000)         -            -             -    (246,875)            -
   Issuance of treasury stock                 7,563          -            -             -      44,428             -
   Change in translation adjustment               -          -            -             -           -      (192,607)
                                          ---------   --------   ----------   -----------   ---------   -----------

BALANCE, SEPTEMBER 30, 1997               1,512,198    156,164    2,905,801    11,030,288    (319,760)      109,826

   Net loss                                       -          -            -    (1,126,031)          -             -
   Issuance of treasury stock                 3,373          -            -             -      24,027             -
   Change in translation adjustment               -          -            -             -           -        83,128
                                          ---------   --------   ----------   -----------   ---------   -----------

BALANCE, SEPTEMBER 30, 1998               1,515,571    156,164    2,905,801     9,904,257    (295,733)      192,954

   Net Loss                                       -          -            -      (576,690)          -             -
   Sale of stock                            312,000     31,200      920,500             -           -             -
   Issuance of treasury stock                 5,368          -            -             -      25,498             -
   Change in translation adjustment               -          -            -             -           -      (151,454)
                                          ---------   --------   ----------   -----------   ---------   -----------

Balance, September 30, 1999               1,832,939   $187,364   $3,826,301   $ 9,327,567   $(270,235)  $    41,500
                                          =========   ========   ==========   ===========   =========   ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Year Ended September 30,
                                                                ---------------------------------------
                                                                    1999          1998          1997
                                                                -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                             $  (576,690)  $(1,126,031)  $ 1,148,982
  Items in income from operations not affecting cash:
      Depreciation and amortization                                 302,068       215,949       258,431
      Provision for valuation of soil processor unit                      -       180,000       361,554
      Deferred income taxes                                        (561,448)      364,446      (228,560)
      Loss on sales of fixed assets                                       -             -           893
  Cash provided by (used for) (net of effects of purchase of
      Griffin Environmental Company, Inc.)
      Trade and other receivables                                (1,822,729)      352,290      (316,478)
      Refundable income taxes                                     1,074,514      (116,031)       14,220
      Costs and estimated earnings in excess of billings on
        uncompleted contracts                                     2,051,231     1,150,343       284,512
      Inventories                                                   412,107       240,845      (635,290)
      Prepaid expenses                                              (36,936)      (13,524)       56,133
      Accounts payable                                            1,519,776    (2,064,978)     (863,577)
      Accrued expenses                                              (52,417)   (1,758,599)      445,098
      Increase in notes payable from litigation settlement                -       670,000             -
      Billings on uncompleted contracts in excess of costs
        and estimated earnings                                       (6,113)     (111,608)      104,302
      Other                                                           4,273         6,740       (31,604)
                                                                -----------   -----------   -----------
  Cash provided by (used for) operating activities                2,307,636    (2,010,158)      598,616
                                                                -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in restricted cash                                  -             -       112,000
  Investment in Griffin Environmental Company, Inc.              (2,296,010)            -             -
  Cash paid for litigation settlement                                     -    (1,500,000)            -
  Collection of note receivable                                     490,000       300,000       300,000
  Proceeds from sale of fixed assets                                      -             -         1,182
  Capital expenditures                                             (112,429)      (62,519)     (161,073)
                                                                -----------   -----------   -----------
  Cash provided by (used for) investing activities               (1,918,439)   (1,262,519)      252,109
                                                                -----------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in notes payable                                        (691,735)            -             -
  Reduction in long-term debt                                      (187,872)     (494,736)     (943,755)
  Issuance (purchase) of common stock                               977,198        24,027      (202,447)
                                                                -----------   -----------   -----------
  Cash provided by (used for) financing activities                   97,591      (470,709)   (1,146,202)
                                                                -----------   -----------   -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                              (4,369)       20,112       (10,948)
                                                                -----------   -----------   -----------
CASH AND CASH EQUIVALENTS:
  Net increase (decrease) during the year                           482,419    (3,723,274)     (306,425)
  Balance at beginning of year                                    1,171,097     4,894,371     5,200,796
                                                                -----------   -----------   -----------

  BALANCE AT END OF YEAR                                        $ 1,653,516   $ 1,171,097   $ 4,894,371
                                                                ===========   ===========   ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

NATURE OF BUSINESS

          Crown Andersen Inc. (Crown Andersen) is a publicly traded holding company for Andersen 2000 Inc. (Andersen). Andersen owns all of the outstanding stock of Montair Andersen by (Montair). Andersen and Montair are engaged primarily in the business of designing, manufacturing and selling specialized industrial equipment including industrial pollution control systems, medical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems and spray dryer systems. On December 16, 1998, Crown Andersen purchased Griffin Environmental Company, Inc. (Griffin). (See Note 1).

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

Certain Significant Estimates and Vulnerability Due to Certain Concentrations

          The following are significant estimates made by management:

          The Company contracts are accounted for under the percentage of completion of contract method of accounting. Under this method, the percentage of contract revenue to be recognized currently is based on management's estimates of costs incurred and an estimate of total estimated costs. Estimates of costs incurred include irrevocable commitments to purchase specialized materials and equipment unique to the project. These estimates are reviewed by management monthly and adjusted. However, due to uncertainties inherent in the estimation process, actual results could differ from those estimates.

          Due to the relatively large nature of the Company's typical contract, individual contracts may represent significant portions of trade receivables and costs and estimated earnings in excess of billings on completed contracts. During fiscal 1999, the Company had a contract with a customer which accounted for $3,502,983 or 22% of total revenues recognized during fiscal 1999. As of September 30, 1999, the Company had completed 82% of this contract. Also as of September 30, 1999, a contract resulted in costs and estimated earnings in excess of billings and accounts receivable of approximately $1,900,000 or 10% of total assets. On June 17, 1999, the Company filed a claim for arbitration in Singapore seeking to settle a contractual dispute with this customer. No provision for estimated losses has been recorded by management associated with this completed contract. (See
Note 13 to the Consolidated Financial Statements.)

          During fiscal year 1998, one contract represented 27 percent of trade receivables. Additionally, two contracts represented 57 percent of costs and estimated earnings in excess of billings on completed contracts; both of these latter two contracts are supported by irrevocable letters of credit.

          At September 30, 1998, approximately $1,800,000 of inventories related to a December 1995 acquisition of a product line of a former competitor. Management has developed a program to reduce this inventory to desired levels over the near term and believes no loss will be incurred on the disposition of such inventory. A balance of approximately $900,000 remained at September 30, 1999. No estimate can be made of a range of amounts of loss that are reasonably possible should that program not be successful.

          Crown Andersen's policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. No amounts were charged to operations during 1999. During fiscal years 1998 and 1997, the Company charged $180,000 and $361,554 to operations, respectively. The Company believes that this equipment will be sold in the near future and no loss will be incurred in the disposition of the equipment. (See
Note 6.)

          At September 30, 1999, the Company holds property and equipment with an estimated carrying value of $1,500,000 received from the net settlement of certain outstanding litigation existing in prior years. Management has based this estimated valuation on the results of marketing this property to interested third parties. Actual results could differ from this estimate.

          The Company is involved in certain litigation which may result in losses to the Company. See Note 13.

FAIR VALUE OF FINANCIAL INSTRUMENTS

          The Company's principal financial instruments, as contemplated under SFAS No. 107, are represented by its contract costs, receivables and its notes payable. A majority of the Company's receivables are short-term in nature and bear interest at rates which the Company believes represent current market rates, that is, rates at which the Company currently renews or extends funds, accordingly, carrying value is deemed to approximate fair value. The Company notes payable bear interest at rates which change periodically with market interest rates, accordingly, carrying value is deemed to approximate fair value.

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

GOODWILL

          Goodwill represents the excess of the purchase price of acquired subsidiaries over the fair market value of the subsidiary's assets and liabilities. Goodwill is amortized on a straight-line basis over the periods benefitted, principally fifteen years.

          The Company's operational policy for the assessment and measurement of any impairment in the value of goodwill is to evaluate the recoverability and remaining life and determine whether it should be completely or partially written off or the amortization period accelerated. The Company will recognize an impairment if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount. The amount of the impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

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

          During fiscal 1997, the Company adopted the disclosure-only positions of SAFS No. 123, "Accounting for Stock Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans for options issued to employees. The adoption of SFAS No. 123 did not have any material effect on the Company's earnings for the periods presented in these financial statements.

EARNINGS PER SHARE

          Earnings per share are computed on the basis of the weighted average number of shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the later of the beginning of each year or the time of issuance and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the period. For the year ended September 30, 1999, there were 100,710 of potentially dilutive weighted average shares outstanding.

RESEARCH AND DEVELOPMENT

          Research and development expenditures are expensed in the year incurred. For the periods presented there were no research and development expenditures.

WARRANTY COSTS

          The Company warrants its products generally for a period of one year after shipment or installation. Provision for estimated warranty cost is recorded at the time of installation.

EMPLOYEE BENEFIT PLAN

          The Company has a 401(k) plan in which all employees can contribute a portion of their pre-tax wages into investment accounts for retirement. The contributions are matched 27% by the Company up to 7% of gross wages. The Company has charged plan contributions to operations when due and has funded the plan accordingly. No additional contributions are required, but the Company can make contributions from profits at its discretion. Contributions for 1999, 1998 and 1997 totaled approximately $20,319, $22,507, and $22,690, respectively.

STATEMENTS OF CASH FLOWS

          Cash and cash equivalents include interest bearing checking accounts and bank certificates of deposit with original maturities of three months or less. Interest payments on debt were approximately $122,909, $98,909, and $101,504 for the years ended September 30, 1999, 1998 and 1997, respectively. Income taxes refunded were approximately $1.1 million in 1999. Income taxes paid were $361,000 and $466,000 for 1998 and 1997.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.   ACQUISITION OF BUSINESS

     On December 16, 1998 the Company purchased all the outstanding shares of stock of Griffin. Griffin is a manufacturer of fabric filter and cartridge dust collector, product recovery and pollution control equipment. Griffin sells its equipment to a wide variety of industries, including chemicals, food processing, concrete, steel, other metals, clays, paper, glass, and other industries.

     The Company purchased Griffin for approximately $2.6 million. This was comprised of cash of $2.3 million and a one-year promissory note of $273,000 secured by a second mortgage on the real estate. The note bears annual interest at 4.33% payable monthly, and the principal is due on December 16, 1999.

     The acquisition included the purchase of assets comprised primarily of inventories, accounts receivable, and property, plant, and equipment. Liabilities assumed in the acquisition consist primarily of trade accounts payable, customer deposits, long-term debt, and other accrued liabilities. The transaction was accounted for under the purchase method of accounting whereby all assets and liabilities were valued at their current fair market values at December 16, 1998. The Company recorded goodwill of $883,924 in connection with this acquisition.

     The following is selective proforma financial information on the Company's operations as if the purchase of Griffin occurred as October 1, 1998 (in thousands, except per share data):


                                         1999      1998
                                         ----      ----
          Revenues                     $16,350   $20,263

          Net Loss                        (615)     (865)

          Earnings (loss) per share      (0.35)    (0.48)

NOTE 2.   CONTRACTS IN PROGRESS

 Information relative to contracts in progress is as follows:

                                                               September 30,
                                                        ----------------------------
                                                            1999            1998
                                                        -------------   ------------
     Costs                                              $  13,324,686   $ 19,866,361
     Estimated earnings                                     5,197,296      6,487,987
     Billings applicable thereto                          (15,886,658)   (21,673,906)
                                                        -------------   ------------

          Net Amount                                    $   2,635,324   $  4,680,442
                                                        =============   ============

     Included in the accompanying balance sheets in:
       Current assets                                   $   2,635,324   $  4,686,555
       Current liabilities                                          -         (6,113)
                                                        -------------   ------------

          Net Amount                                    $   2,635,324   $  4,680,442
                                                        =============   ============

NOTE 3.   INVENTORIES

     Inventories were $2,364,616 and $2,341,955 as of September 30, 1999 and September 30, 1998. Included in inventories at September 30, 1999 and 1998 is approximately $861,000 and $1,761,000 related to incineration equipment purchased from a former competitor, respectively.

NOTE 4.   NOTE RECEIVABLE

     During 1994, the Company sold the net assets of its plastics business to a single buyer for $7.1 million. Approximately $5.9 million was received in cash and the remainder was due from the buyer under a $1.2 million note agreement with interest at 7% per annum. The final payment of this note ($490,000) was paid on September 28, 1999.

NOTE 5.   RESTRICTED CASH

     As of September 30, 1999, $1,036,000 of the Company's short-term cash investments were held by banks as collateral for an outstanding letter of credit. The letter of credit expires in 2000.

NOTE 6.   EQUIPMENT HELD FOR RESALE

     On September 30, 1992, the Company sold a soil processor unit under a financing-type lease arrangement. As a result of the customer's default, the Company, during 1994, terminated the lease and repossessed the equipment. On September 30, 1994, the Company reclassified this asset as equipment held for sale and reduced its carrying value from approximately $2.1 million to $1.8 million. The Company employs an outside appraiser and reviews the carrying value of this unit on a periodic basis. Through the year ended September 30, 1998, the carrying value of this unit has been reduced to $490,000. No adjustments were recorded in fiscal 1999. Adjustments to the carrying value totaling $180,000 and $361,554 in 1998 and 1997 have been charged to operations in each respective year.

NOTE 7.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                      September 30,
                                                --------------------------
                                                    1999          1998
                                                ------------  ------------
               Land                             $   805,574   $   461,933
               Buildings                          2,489,948     2,028,806
               Machinery and equipment            1,229,519       948,578
               Office furniture and fixtures      1,166,350     1,023,865
               Vehicles                              65,228        97,401
                                                -----------   -----------
                                                  5,756,619     4,560,583
               Less accumulated depreciation     (2,950,097)   (2,986,670)
                                                -----------   -----------

               Net property and equipment       $ 2,806,522   $ 1,573,913
                                                ===========   ===========

     Depreciation expense amounted to $248,715, $193,450 and $221,805 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

NOTE 8.   LITIGATION SETTLEMENT

    During fiscal 1998, the Company settled the litigation over principal and interest for certain Kansas property formerly occupied by Struthers Thermo-Flood Corporation, a former Crown Andersen subsidiary. Under terms of the settlement, the Company paid $1,630,000 in cash and issued a one year, non-interest bearing promissory note in the amount of $670,000. In exchange, the Company received the rights (without further obligation) to transfer title of this property to a purchaser or to the Company. The estimated value of these assets is presently $1,500,000. This transaction was recorded as of June 30, 1998 and the Company recognized a net loss of approximately $900,000. The Company's September 30, 1999 balance sheet includes these assets as "property held for sale." The $670,000 note was paid in May 1999.

NOTE 9.    LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                September 30,
                                                              ------------------
                                                                1999      1998
                                                              --------  --------
     Note payable to a bank in 31 monthly payments
       of $8,333 plus interest at the prime rate (8.50% at
       September 30, 1999), final balloon payment due
      on September 30, 1999                                   $675,000  $775,000

     Note payable to an individual due October 2000
       payable in monthly installments of $8,333 plus
       interest at 1% over prime, collateralized by
       mortgage on Griffin's facility                          127,009         -
                                                              --------  --------
                TOTAL                                         $802,009  $775,000
                                                              ========  ========
     Less current maturities                                   783,265   775,000
                                                              --------  --------
     Total long-term debt                                     $ 18,744         -
                                                              ========  ========

     All assets of the U.S. Company are pledged as collateral on the note payable and the U.S. revolving line of credit.

     The Company had a $5.0 million line of credit and a term loan with a U.S. bank. During 1999, the Company's bank notified the Company that the bank was not going to renew the line of credit beyond September 30, 1999 and was reducing the available borrowing limit to $2.0 million. As of September 30, 1999, there were no amounts outstanding under the line of credit. However, there was $675,000 outstanding on the term loan and $500,000 on letters of credit issued by this bank and guaranteed by the line of credit. The letters of credit expire in June 2000. Since September 30, 1999, the Company has continued to make scheduled debt payments to this bank. The bank has not made any demands for payment.

     The Company has been actively seeking financing from other sources since mid September 1999 to replace this line of credit. The discussions for other financing include banks with similar collateral requirements and mortgage loans on the Company's real estate holdings. The Company has reviewed the current collateral available to it and has determined that there exists sufficient collateral to refinance its loan obligation and obtain the necessary cash to fund operations in fiscal 2000. The Company's cash flow projections for fiscal 2000 indicate a need for about $900,000 of working capital in excess of anticipated bank balances. This is projected to occur in January and February 2000 as the Company incurs costs associated with payments on the term loan, tax deposits and investments in its contracts. The inability of the Company to be able to obtain necessary financing within a timely fashion could have an unfavorable impact on the Company's ability to maintain projected operating levels and to meet certain obligations when they become due.

     A subsidiary of the Company has a $500,000 line of credit with another U.S. bank and as of September 30, 1999, $120,000 had been borrowed against this line. The Company also has a $400,000 line of credit at a Dutch bank. Property and equipment, inventories and trade accounts receivables at Montair totaling $2,584,873 at September 30, 1999 are pledged as collateral to one Dutch bank for the Dutch line of credit. No borrowings had been made against this line as of September 30, 1999.

     The weighted average interest rate on the U.S. line-of-credit was approximately 8.50% during 1999 and 1998, respectively. In connection with the U.S. bank credit agreement, the Company is required to maintain certain financial statement covenants. The Company's U.S. bank line-of-credit and term loan limits the Company's ability to pay dividends on its stock, purchase treasury stock, or sell assets which constitute collateral, so long as any of the collateralized obligations remain unpaid or the agreement is in effect. The Company was not in compliance with certain provisions under its U.S. bank line of credit. The Company obtained waivers from the financial institution for this condition through September 30, 1999.

     Interest expense for all debt during fiscal 1999, 1998 and 1997 totaled approximately $122,234, $104,174, and $170,880, respectively.

NOTE 10.  TAXES ON INCOME

     The components of income (loss) before taxes on income consisted of the following:

                                                     1999               1998             1997
                                                  -----------       -----------       ----------
     U.S. Operations                              $(1,077,520)      $(1,838,195)      $1,097,696
     The Netherlands Operations                       173,630           105,164          495,786
                                                  -----------       -----------       ----------
                                                  $  (903,890)      $ 1,733,031       $1,593,482
                                                  ===========       ===========       ==========

     Significant components of the provision for income taxes attributable are as follows:

                                                              Year Ended September 30,
                                                   ---------------------------------------------
                                                      1999              1998             1997
                                                   ----------        ----------       ----------
     Current:
      Federal                                               -        $ (928,841)      $ 462,426
       Foreign                                         44,110           (15,075)        191,506
       State                                          (24,734)          (39,680)         19,812
                                                   ----------        ----------       ---------
                                                       19,376          (983,596)       673,744
                                                   ----------        ----------       ---------
     Deferred (reduction):
       Federal                                       (232,087)          354,364        (177,032)
       Foreign                                        (73,532)           51,090         (20,972)
       State                                          (40,957)          (28,858)        (31,240)
                                                   ----------        ----------       ---------
     Total taxes (benefit) on income                 (346,576)          376,596        (229,244)
                                                   ----------        ----------       ---------
                                                   $ (327,200)       $ (607,000)      $ 444,500
                                                   ==========        ==========       =========

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

                                                      September 30, 1999                  September 30, 1998
                                                  --------------------------          --------------------------
                                                   Deferred     Deferred Tax           Deferred     Deferred Tax
                                                  Tax Assets     Liabilities          Tax Assets     Liabilities
                                                  ----------     -----------          ----------     -----------
Basis in Kansas building                          $        -     $249,517               $      -      $249,517
Federal net operating loss                           396,334            -                      -             -
State net operating loss                             128,574            -                 99,170             -
Deferred gain on sale of plastics business                 -            -                      -        79,310
Valuation allowance - equipment held for resale      502,343            -                502,343             -
Warranty accrual                                      45,600            -                 83,600             -
Work in process                                            -      130,662                      -       202,337
Property and equipment                                     -        6,184                      -        20,790
Depreciation                                               -      243,891                      -             -
Compensation accruals                                 30,818            -                 30,818             -
Allowance for accounts receivable, inventories
and other                                             76,450            -                 34,312             -
                                                  ----------     --------               --------      --------
                                                  $1,180,119     $630,254               $750,243      $551,954
                                                  ==========     ========               ========      ========

The effective tax rates on income/loss from continuing operations before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

                                                                   Year ended September 30,
                                                                 ----------------------------
                                                                   1999      1998      1997
                                                                 --------  --------  --------
Taxes (benefit) at statutory rate                                (34.0%)    (34.0%)    34.0%
Increase (reduction) in taxes realized from:
 Foreign tax difference                                           (0.4)       0.2      (0.1)
 State income taxes, net of federal tax benefit                   (3.1)      (2.7)      0.1
 Permanent differences                                             1.3%       0.7       0.7
 Foreign sales corporation                                           -          -       3.9
 Other                                                               -        0.8      (2.9)
                                                                 -----      -----      ----
                                                                 (36.2%)    (35.0%)    27.9%
                                                                 =====      =====      ====

     Deferred tax assets arising from net operating loss carryforwards had a significant contribution to the 1999 tax benefit. Management believes that sufficient taxable income will be generated in future years in order to fully recover these net operating loss carryforwards.

NOTE 11.    STOCK OPTIONS AND WARRANTS

     Crown Andersen has an employee incentive stock option plan and a directors stock warrant plan. The incentive plan is limited to employees, and options granted thereunder are exercisable upon issuance and expire five years from the date of grant. The directors stock warrant plan is to compensate non-employee directors for their services on the Board and committees of the Board. Under the plan, each non-employee director has the right to purchase warrants granted by the Warrant Committee for shares of common stock. Warrants for the purchase of shares vest ratably over five years until all warrants are vested. During fiscal year ended September 30, 1999 and 1998, warrants to purchase 260,000 and 40,000 shares of common stock at an average price of $4.47 and $4.23 per share were granted under the 1998 Directors Warrant Plan, respectively. At September 30, 1999, 16,000 warrants were vested.

     During fiscal year ended September 30, 1999 and 1998, options to purchase 177,900 and 100,000 shares of common stock at a price of $4.50 and $4.25 per share were granted under the 1998 Incentive Stock Option Plan, respectively. As of September 30, 1999, there were options to purchase 309,900 shares outstanding under the Incentive Stock Option Plan at an average exercise price of $4.44 and warrants to purchase 300,000 shares of common stock at an average price of $4.45.

     The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of stock options granted in each earnings per share disclosure presented is the estimated present value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 42% (35% for 1998); a risk-free interest rate of 5.50% (5.05% for 1996): and expected option life of five years. Proforma effects on net income would be to reduce earnings by $477,784 and $184,569 in 1999 and 1998, respectively. Accordingly, the effects on earnings per share would result in a calculated balance of $(0.50) and $(0.82) per share in 1999 and 1998, respectively.

     The following tables summarizes activity on stock options and warrants:

                                                  OPTIONS                      WARRANTS
                                      ------------------------------  ------------------------------
                                                        Weighted                         Weighted
                                                         Average                         Average
                                      No. Of Shares   Exercise Price  No. Of Shares   Exercise Price
                                      --------------  --------------  --------------  --------------
Outstanding At September 30,  1996           82,400           $ 8.44         25,000           $11.15
  Granted                                         -                -              -                -
  Expired Or Cancelled                      (33,600)           10.55        (10,000)           12.13
                                            -------           ------        -------           ------
Outstanding At September 30, 1997            48,800             7.00         15,000            10.50
  Granted                                   100,000             4.25         40,000             4.23
  Expired Or Cancelled                       (4,800)           12.13              -                -
                                            -------           ------        -------           ------
Outstanding At September 30, 1998           144,000             4.92         55,000             5.94
  Granted                                   177,900             4.50        260,000             4.47
  Exercised                                 (12,000)            4.31              -
  Expired Or Cancelled                            -                -        (15,000)            6.88
                                            -------           ------        -------           ------
Outstanding At September 30, 1999           309,900           $ 4.44        300,000           $4 .45
                                            =======           ======        =======           ======

     Weighted average fair value of options granted during the year ended:

          September 30, 1997    $  -
          September 30, 1998    $199,901
          September 30, 1999    $656,134

     The weighted average remaining life of options and warrants outstanding at September 30, 1999 was six years. The range of exercise prices was $4.19 - $4.60.

NOTE 12.  SEGMENT INFORMATION AND MAJOR CUSTOMERS

      The Company operates in two industry segments: pollution control systems and dust collectors. Information regarding the Company's geographic segments of its operations is set forth below.

                                            Year ended September 30,
                                          ----------------------------
                                            1999       1998     1997
                                          ---------  --------  -------
                                          (In Thousands)
          Revenues:
            U.S. operations
              Domestic                     $10,403   $ 5,448   $ 3,217
              Export                         1,038     5,305    14,954
            The Netherlands operations       4,239     3,573     4,973
                                           -------   -------   -------
                 Total                     $15,680   $14,326   $23,144
                                           =======   =======   =======
          Income (loss) before taxes:
            U.S. operations                $(1,078)  $(1,838)  $ 1,098
            The Netherlands operations         174       105       496
                                           -------   -------   -------
                 Total                     $  (904)  $(1,733)  $ 1,594
                                           =======   =======   =======

          Identifiable assets:
            U.S. operations                $16,669   $15,516   $18,776
            The Netherlands operations       3,077     2,568     2,610
                                           -------   -------   -------
                 Total                     $19,746   $18,084   $21,386
                                           =======   =======   =======


     During fiscal year 1999 one customer accounted for 22% of the Company's consolidated revenues and in 1998 one customer accounted for 26% of the consolidated revenues. In fiscal 1997 one customer accounted for 28% of the Company's consolidated revenue. It is management's opinion that the loss of such customers would not have a material adverse effect of the Company's operations. Historically, the Company has not been dependent on repetitive business.

     The Company has two reportable segments: Incinerator/Pollution Control and Dust Collectors. The incinerators/pollution control segment based in Peachtree City, Georgia, and in Sevenum, The Netherlands, is involved in the design, manufacture, sale and installation of industrial pollution control systems, medical, chemical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems, and spray dryer systems. The dust collector segment is based in Syracuse, New York, and manufactures fabric filter and cartridge dust collection, product recovery and pollution control equipment for a variety of industries.

     The accounting policies of the segments are the same as those described in the summary of accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes. Intersegment sales and transfers are accounted for at current market prices. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  SEGMENT INFORMATION AND MAJOR CUSTOMERS (continued)

     Key financial data by segment: (in thousands)


                                                    Year Ended September 30,
                           -----------------------------------------------------------------------------
                                            1999                                   1998
                           -------------------------------------    ------------------------------------
                           Pollution                                Pollution
                           Control/       Dust                      Control/         Dust
                           Incinerator    Collection    Total       Incinerator    Collection    Total
                           -----------    ----------    -----       -----------   -----------    -----
Revenues from customers       $ 13,144        $2,536     $15,680        $14,326          -       $14,326
Intersegment revenues                -            10          10              -          -             -
Depreciation and
   amortization                    239            63         302            216          -           216
Segment pre-tax
   income (loss)                  (757)         (147)       (904)        (1,733)         -        (1,733)
Segment assets                  15,854         2,392      18,246         18,084          -        18,084
Expenditures for
   segment assets                   18            94         112             63          -            63

     Reconciliation of segments assets to total consolidated assets:

          Segment assets                                               $18,246
          Property held for sale (unallocated to segment)                1,500
                                                                       -------
               Total Consolidated Assets                               $19,746
                                                                       =======


NOTE 13.  COMMITMENTS AND CONTINGENCIES

     (a) The Company has employment agreements with three officers with expiration dates through 2001. Under the terms of the agreements, the salaries range from $95,000 to $160,000, and can increase 5% per year if certain levels of consolidated net earnings are attained. Upon termination by the employer for any reason other than disobedience, dishonesty, disloyalty, insubordination by the employee, or upon termination in connection with certain dissolutions or changes in ownership of employer, the employee will receive a minimum payment of twice the annual salary at the time of termination

     (b) The Company has a five-year consulting agreement with a director and owner of 300,000 shares of the Company stock acquired in a private placement. Under this consulting agreement the director will be paid a monthly fee of $5,000 or 0.5% of the market value of the 300,000 shares of Common Stock, whichever is greater.

     (c) The Company has the following pending or threatened litigation and unasserted claims or assessments:

S.P. Construction Company, et al, v. Andersen 2000 Inc., et al.  This claim
---------------------------------------------------------------
involved a suit by various insurance companies for subrogation of claims paid by them to the owners and others of an electric power cogeneration plant in Medford, Oregon. Andersen 2000 Inc. ("Andersen 2000") was one of numerous subcontractors on this job. This case has been dormant for many years, with no activity of any kind. Management believes it is possible that this case may be dropped by the Plaintiffs within the next calendar year.

Georgia Gulf Corporation v. Andersen 2000 Inc.  On October 16, 1996, Georgia
---------------------------------------------
Gulf Corporation ("Georgia Gulf") filed suit against Andersen alleging that Andersen has violated a contractual agreement by and between the parties, dated on or about November 9, 1990, pursuant to which Andersen agreed to design, supply, and install a natural gas and hazardous liquid waste fired boiler at the Georgia Gulf plant in Plaquemine, Louisiana. Georgia Gulf alleges that Andersen warranted that the project would be free from defects in material and workmanship and would perform in accordance with the project specifications. Georgia Gulf further alleges, however, that the project was defective as to its design, workmanship and/or materials and, as a result, failed to perform in accordance with the project specifications so as to constitute a breach of warranty and breach of contract by Andersen, resulting in damages to Georgia Gulf in excess of $10,000,000. The $10,000,000 figure is a modification of the former $3,000,000 claim as prayed for in Georgia Gulf's original complaint.

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

     On September 25, 1998, the Court of Appeals reversed the trial court's grant of summary judgment in favor of Georgia Gulf. The ruling was based on the existence of genuine issues of fact which remain for a jury's resolution. Georgia Gulf has filed an application for writ of certiorari to the Louisiana Supreme Court seeking a review of the Court of Appeals' ruling.

     Although there have been some efforts to resolve this matter through mediation, it is doubtful that mediation is a real possibility in this case. Both sides have initiated discovery to prepare the case for trial. At this point, the Company has not seen credible evidence supporting Georgia Gulf's claims for damages. At the earliest, this case would be set for trial in the summer or fall of 2000. The Company believes that the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

Andersen 2000 Inc. v. PT Indah Kiat Pulp & Paper Corporation.  On June 17, 1999,
------------------------------------------------------------
the Company filed a claim for arbitration in Singapore seeking to settle a contractual dispute with a customer in connection with the sale of equipment in Indonesia. The equipment has been delivered, installed and, in management's opinion, has operated in accord with the contract. The customer is claiming the equipment has not met certain performance specifications, but has provided no evidence to support this position. The Company's claim is for $2.3 million. As of September 30, 1999, the Company has recorded $1.9 million in accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts. As a collateral matter, the Company has filed an action in U.S. Federal Court seeking to maintain in place with Bank of America a defects liability bond pending the outcome of the arbitration. Management believes that it will prevail and recover the amount claimed in this dispute. Accordingly, no specific reserve has been established for this matter. The inability of management to satisfactorily resolve this matter with the customer and collect the outstanding receivable could have a material unfavorable effect on the Company's financial statements.

Environmental Protection Agency Notice Dated September 27, 1999.  On September
---------------------------------------------------------------
27, 1999 Crown Andersen received a "General Notice Letter" from Region VII of the United States Environmental Protection Agency concerning the Strother Field Industrial Park Superfund Site in Cowley County, Kansas. The purpose of the Notice was to advise the Company of its potential liability for clean-up costs at the site. The basis for EPA's legal position appears to be that the Company is the owner of the Site as the result of a Deed to the Company from the Cities of Winfield and Arkansas City, Kansas in August 1999. The Company believes that this Deed violates the terms of a settlement agreement dated May 13, 1998 between Textron Investment Management Company, Inc., et al. and the Company.
The Company has filed a Disclaimer of this Deed, which disclaims any legal interest or title to this property. Management expects that EPA's legal position against the Company will not prevail and that the terms of the settlement agreement will be upheld. Because legal title to the Site was transferred inappropriately to the Company, and because that transaction has been disclaimed and refuted by the Company, we believe that the Notice of potential responsibility for clean-up costs at the site does not apply.

     The Company is involved in various additional litigation matters arising in the ordinary course of business. Management believes that the final resolution of these matters will not result in a material adverse effect on the Company's financial statements and its operations.

     (d) Montair operates in the Netherlands, and will be affected by the impending European Monetary Union conversion of their monetary system to the Euro dollar. Management believes that the effects of the currency translation, and cost of implementation of the conversion to the accounting system and information systems, is not expected to have a significant impact on the Company's financial position or results of operations.

NOTE 14.  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity, except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Results of operations and financial position have been unaffected by implementation of this standard.

     The FASB has issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." This statement provides guidelines for disclosure of financial performance data for identifiable business units and is effective for fiscal years beginning after December 15, 1997.

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

     In June 1998, the Financial Accounting Standards board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments," ("SFAS 133"). SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments as fair market value. The effective date, as amended, is for fiscal years beginning after June 15, 2000. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into income when the transaction affects earnings.
For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company does not currently use derivative instruments either in hedging activities or for investment purposes.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
 of Crown Andersen Inc.
Peachtree City, Georgia

We have audited the accompanying consolidated balance sheets of Crown Andersen Inc. and Subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc. and Subsidiaries as of September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                                   BDO SEIDMAN, LLP

Atlanta, Georgia
December 17, 1999
================================================================================

COMMON STOCK INFORMATION (UNAUDITED)

     The Company's common stock is traded in the NASDAQ National Market System under the NASDAQ symbol "CRAN". The following table shows the quarterly high and low closing sale prices of the Company's common stock for the past two fiscal years as reported by NASDAQ. The Company had approximately 198 shareholders of record as of December 13, 1999, in addition to approximately 1,800 beneficial holders.

                                          Year Ended
                                      September 30, 1999
                                      ------------------
                                        High      Low
                                        ----      ---
                    FISCAL QUARTER
                      First            $4.75     $2.88
                      Second            5.63      4.50
                      Third             7.69      5.50
                      Fourth            8.00      7.50

                                          Year Ended
                                      September 30, 1998
                                      ------------------
                                        High      Low
                                        ----      ---
                    FISCAL QUARTER
                      First            $6.96     $6.75
                      Second            6.50      5.63
                      Third             4.50      3.19
                      Fourth            2.50      2.50

No cash dividends have ever been paid by the Company or any of its subsidiaries. The Company's ability to pay cash dividends is restricted by the terms of a loan agreement with a bank. See Note 9 to the Notes to Consolidated Financial Statements.

                              CROWN ANDERSEN INC.

CORPORATE OFFICERS/DIRECTORS                       SUBSIDIARIES                              TRANSFER AGENT

Jack D. Brady                                      ANDERSEN 2000 INC.                        Registrar and Transfer Company
Chairman of the Board, President, and Chief        306 Dividend Dr.                          Cranford, NJ 07016
Executive Officer                                  Peachtree City, GA 30269
                                                   1 (770) 486-2000
Jack C. Hendricks                                  FAX: 1 (770) 487 5066
Vice Chairman of the Board                         e-mail: a2k@crownandersen.com
                                                   -----------------------------
(Retired President of Company)                                                               LEGAL COUNSEL
                                                            Jack D. Brady
Richard A. Beauchamp                                        Chairman and CEO                 Decker & Hallman, P.C.
Director                                                                                     Atlanta, Georgia
(Retired President, Ameritruck                              Thomas Van Remmen
 Distribution Corp.)                                        President and COO
(Contract transportation company)
                                                            Kenny M. Graves
L. Karl Legatski                                            Senior Vice President            AUDITORS
Director
(President, CelTech, Inc.)                                  John M. Golumbeski               BDO Seidman, LLP
(Development and application of membrane                    Vice-President,                  Atlanta, Georgia
 technology for liquid separations)                         Manufacturing

Thomas Van Remmen                                           Jay Kaufman
Director                                                    Vice-President, Purchasing
(President of Andersen 2000 Inc.)                                                            ANNUAL MEETING
                                                            Randall Morgan
Michael P. Marshall                                         Vice-President, Finance and      The 1999 Annual Meeting of Stock-
Director                                                    Controller/Treasurer             holders will be held on February 9,
(President of Marshall & Co.)                                                                1999, at 10:00 a.m. at the Company's
(Private Investment Company)                                Milton Emmanuelli                corporate offices, 306 Dividend Drive,
                                                            Secretary                        Peachtree City, Georgia.
Ruyintan E. Mehta
Director                                           MONTAIR ANDERSEN BV
(President Mehta Associates)                       Heuvelsestraat 14
(Private Investment Company)                       5976 NG, Sevenum, Holland
                                                   31 77 467 2473
Thomas Graziano                                    FAX: 31 77 467 3012
Director                                           e-mail: info@montair.nl
                                                           ---------------
(President Griffin Environmental Company, Inc.)
                                                            A.T.J. Wagemans
Rene C.W. Francken                                          Managing Director
Director
(Manager of Sales, Montair Andersen b.v.)                   Jack D. Brady, Director

Milton Emmanuelli                                           Rene Francken
Chief Financial Officer and                                 Manager, Administration
Controller/Treasurer                                        And Sales

Randall Morgan                                     GRIFFIN ENVIRONMENTAL
Secretary                                          COMPANY, INC.
                                                   7066 Interstate Island Rd.
                                                   Syracuse NY 13209
                                                   (315) 451 5300
                                                   FAX: (315) 451 2338
                                                   e-mail: cleanair@griffinenviro.com
                                                           --------------------------

                                                            Thomas Graziano, President

                                                            Kerry Kresge
                                                            Vice President, Finance

                                                            David Young
                                                            Vice President, Sales
===================================================================================================================================

                                Form 10-K Report

A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the fiscal year ended September 30, 1999, is available to stockholders at no charge upon written request. Please send requests to:

                  Milton Emmanuelli, Chief Financial Officer
                              Crown Andersen Inc.
               306 Dividend Drive, Peachtree City, Georgia 30269