Form 10-K405, Exhibit 13
period 2000-09-30
CROWN ANDERSEN INC
filed 2001-01-12
CIK 778808

EXHIBIT 13
CROWN ANDERSEN INC.




                                      2000
                                     ANNUAL
                                     REPORT

MESSAGE TO SHAREHOLDERS

          Despite a record revenues and earnings year at Montair Andersen b.v. in the Netherlands and at Griffin Environmental Company, Inc. in Syracuse, New York, we were not able to generate a consolidated profit at Crown Andersen Inc. in fiscal 2000. This was not expected by me personally nor by your Board of Directors. We were aware that the Andersen 2000 operation in Peachtree City, Georgia, was not able to fully recover to prior year revenues and gross margin levels during the year. The recovery was nearly complete by the middle of the 4/th/ fiscal quarter, and we believed this would enable a modest consolidated profit for the year. At year end, however, we were advised that the agreed upon 5% interest on the five-year, $1.44 million settlement with an Andersen 2000 indonesian customer, which was negotiated and announced in July 2000, was not considered adequate under U.S. accounting standards and that we would have to discount the value of the settlement agreement by about $163,000 to reflect a more reasonable 8% interest over five years. This eliminated any possibility of reporting a consolidated profit for the year. Andersen 2000 was also delayed in finishing one project which also impacted year-end revenues and earnings.

          Despite a substantial improvement in consolidated Crown Andersen revenues, and the narrowing of the loss from prior years, Andersen 2000's performance was not up to expectations by the directors and several changes were made in management and organization structure to correct this. Andersen 2000's operations "turned around" in late fiscal 2000 and Andersen 2000 has secured a firm backlog of incineration and air pollution control system orders to enable a dramatic improvement in operations in fiscal 2001. Montair and Griffin also have near record or record backlogs going into the new year. Thus, we expect a profitable 2001 with substantially improved revenues.

          There are several very positive changes for our businesses in fiscal 2001, particularly for Andersen 2000. The new U.S. Administration is not expected to be "anti-incineration" as was its predecessor. Thus, we expect that our long-term chemical, petrochemical and pharmaceutical clients (which have been forced to build plants outside the U.S. in the past eight years) will be allowed to install new plants and processes in North America with proper, environmentally responsible waste treatment processes, and we will benefit directly. Further, the slowing Asian economies, which adversely impacted incoming business at Andersen 2000 and Montair for the past four years, have improved substantially and will result in a restoration of orders, revenues, and earnings from Asia for our operations in 2001.

          While we are certainly not satisfied with our earnings performance in 2001, we consider the market value of our common stock to be discounted far beyond reasonable levels, especially in view of the 2001 prospects. We will do everything that company management can do and is expected to do to restore this market value to a reasonable level in fiscal 2001.

                                                    Respectfully submitted,


                                                    /s/ Jack D. Brady
                                                    ----------------------
                                                    Jack D. Brady
                                                    President and Chairman

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                   (In Thousands, Except Per Share Figures)

                                                                        Year ended September 30,
                                                  ---------------------------------------------------------------------

                                                        2000           1999           1998           1997        1996
                                                     -------        -------        -------        -------     -------
Revenues                                             $20,473        $15,680        $14,326        $23,144     $22,027
Net Income (Loss)                                    $  (263)       $  (577)       $(1,126)       $ 1,149     $   455
Earnings (loss) per share                            $ (0.14)       $ (0.33)       $ (0.74)       $  0.76     $  0.29
Total Assets                                         $20,472        $19,747        $18,084        $21,386     $22,448
Long-term debt                                       $   824        $    19        $     -        $   775     $ 1,505
Cash dividends declared per common share             $     -        $     -        $     -        $     -     $     -

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

          The Company's pollution control systems (one of two industry segments) include high efficiency air filtration systems, wet scrubbers for particulate and gaseous emission collection, sulfur dioxide removal systems for oil and coal fired steam boilers and steam generators, odor control systems, gas coolers and condensers, mechanical collectors for product recovery, and industrial water and waste water treatment systems.

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

          In the dust collector line (the second industry segment), the Company manufactures fabric filter and cartridge dust collectors, product recovery and pollution control equipment for a variety of industries, including chemicals, food processing, concrete, steel, other metals, clays, paper, glass, and other industries.

          The Company's products are marketed to various industrial and manufacturing concerns throughout the world by independent sales representatives and by direct employees of the Company. In addition, the Company licenses foreign manufacturers in India and Japan to manufacture and market its equipment in those countries and in adjacent countries. As a percentage of revenues, sales and operations outside the United States accounted for approximately 26% of the Company's total revenues in fiscal 2000. This compares to approximately 33% and 62% of the Company's total revenues in fiscal 1999 and 1998, respectively. Foreign sales for fiscal 2000, 1999 and 1998 totaled approximately $5.4 million, $5.3 million and $8.9 million, respectively.

          For information pertaining to revenues, income (loss) before taxes and identifiable assets for each of the Company's geographic areas for the past three fiscal years, see Note 11 of the Notes to Consolidated Financial Statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Introduction

          Crown Andersen Inc. (Crown Andersen or the Company) is a publicly-traded holding company for Andersen 2000 Inc. (Andersen), Griffin Environmental Company, Inc. (Griffin), and, through Andersen, owns all of the outstanding stock of Montair Andersen bv (Montair). The Company is engaged exclusively in the pollution control, product recovery and waste processing equipment businesses.

          In fiscal 2000, revenues increased 31% to $20.5 million from $15.7 million in fiscal 1999. The Company reported net loss of $262,735 in fiscal 2000 compared to a net loss of $576,690 in fiscal 1999. The increase in revenues and the 54% reduction in net loss in fiscal 2000 was entirely attributable to operations at Griffin and Montair.

          In fiscal 1999, revenues increased 9% to $15.7 million from $14.3 million in fiscal 1998. The Company incurred a net loss of $576,690 in fiscal 1999, as compared to a net loss of $1,126,031 in fiscal 1998. Fiscal 1999 results reflect a decline in revenues from the 1995 - 1997 period as a result of the economic crisis in Asia.

          Foreign revenues (including export sales by Andersen and sales by Montair) accounted for 26.7% and 33.3% of total revenues in fiscal years 2000 and 1999, respectively. Foreign sales transactions are generally guaranteed by bank letters of credit. The Company has little or no foreign currency exposure on sales by Montair as its contracts are payable in Dutch Guilders, its local currency. As of September 30, 2000, the Company had cumulative currency adjustments of $264,864. This amount has been reflected as a line item in the equity section of the balance sheet. (See "Consolidated Statement of Stockholders' Equity.")

          The Company is involved in certain litigation. See Note 12 to the Consolidated Financial Statements for a discussion.

Liquidity and Capital Resources

          Cash and cash equivalents of $2,504,982 at September 30, 2000 increased $851,466 from the September 30, 1999 balance of $1,653,516. The increase resulted from release of restricted cash of $1,036,000 and increase in long-term debt of $670,079, offset by increases in inventories and receivables. The net increase in receivables reflects a long-term receivable of $1,276,636 related to the settlement of a contract dispute. (See Note 4.) Cash used for operating activities amounted to $458,034.

          Cash provided by investing activities totaled $688,865. This amount reflects the release of restricted cash of $1,036,000 as a result of settlement of a contract dispute (Note 5), partly offset by capital expenditures of $347,135.

          Cash provided by financing activities totaled $664,967. This amount includes $646,908 in net bank borrowings and $18,059 received from the sale of common stock.

          The Montair and Griffin operations were profitable in fiscal 2000 and realized a positive cash flow from operations. At Andersen, unprofitable operations and an increase in receivables contributed to a negative cash flow from operations.

          As disclosed in Note 6 to the Consolidated Financial Statements, during 1994 the Company repossessed certain equipment under a lease arrangement. The Company reduced the carrying value of this asset to $490,000 as of September 30, 1998 and it is reflected as equipment held for resale in the accompanying consolidated balance sheet. (See Note 6.) The Company has active negotiations underway for the sale of this equipment. It is anticipated that this equipment will be sold in fiscal 2001.

          The Company has pending litigation which is fully disclosed in Note 12 to the Consolidated Financial Statements. The Company believes that the final resolution of these matters will not result in a material adverse offset on the Company's financial statements or its operations.

          The Company had a $5.0 million line of credit and a term loan with a U.S. bank. During 1999, the Company's bank notified the Company that the bank was not going to renew the line of credit beyond September 30, 1999. No borrowings were made by the Company in fiscal year 2000 and no amounts are due to the bank under this loan, except for $500,000 on letters of credit issued by this bank and guaranteed by the line of credit. The letters of credit expired in June 2000. However, there was $675,000 outstanding on the term loan that matured on September 30, 1999. During fiscal 2000, the Company continued to make scheduled loan payments to this bank and reduced the amount due to $575,000 as of September 30, 2000. The bank agreed to extend the maturity of this loan to May 1, 2001, and monthly payments were increased to $30,000 (including interest) from $8,333 (plus interest) commencing on December 1, 2000.

          The Company has been actively seeking financing from other sources since September 1999 to replace the line of credit. The discussions for replacement financing include banks with similar collateral requirements and mortgage loans on the Company's real estate holdings. In September 2000, the Company obtained a mortgage loan of $850,000 collateralized by the Griffin property. The Company is presently engaged in discussions with several banks that have expressed serious interest in providing financing and anticipates obtaining the needed financing prior to March 2001.

          The Company's cash flow projections for fiscal 2001 indicate that it will generate sufficient funds to pay-off the remaining term loan on May 1, 2001. The inability of the Company to be able to obtain necessary financing within a timely fashion could have an unfavorable impact on the Company's ability to maintain projected operating levels and to meet certain obligations when they become due.

          Under the current loan agreement, the Company is required to obtain the bank's consent to pay cash dividends, purchase treasury stock, or to sell assets which constitute collateral. The Company has obtained permission to purchase up to $400,000 of treasury stock. No purchases were made during 1998, 1999 or 2000.

          As of September 30, 2000, the Company's equity in its Montair operation had decreased in value by $306,364 from September 30, 1999 as a result of a decrease in the foreign currency translation adjustment, reflecting a 21% increase in the U.S. dollar against the Dutch guilder.

          The Company experienced no disruptions in its operations as a result of the year 2000 issue and no additional costs were incurred during the conversion of its computer systems.

          During fiscal 2000, the Company's Montair subsidiary in the Netherlands modified its accounting system to handle Euro conversion without disruption and at no significant additional costs.

Results of Operations

Revenues:

          Revenues of $20,473,404 in fiscal 2000 increased $4,793,203 (31.0%)
from fiscal 1999 revenues of $15,680,201. Revenues at Griffin increased approximately 280% since fiscal year 1999 and accounted for the entire revenues increase. Revenues at Andersen and Montair decreased $232,677. Foreign sales (including Andersen exports and Montair sales) were $5.4 million and $5.3 million for years 2000 and 1999, and accounted for 26% and 34% of revenues in fiscal years 2000 and 1999, respectively. All changes in revenues are related to the quantity of products sold, not to pricing changes.

          The Company continues to pursue business in the international marketplace. Domestic demand for the Company's products has been slow during the past four years due to changes in U.S. environmental regulations.

Business improved during fiscal years 2000 and 1999, however, the improvement is largely attributable to additional sales generated at the Company's Griffin facility. Domestic revenues accounted for 74% and 66% during fiscal years 2000 and 1999, respectively.

          Total revenues increased $1,354,111 (9.5%) during fiscal 1999, primarily as a result of revenues contributed by Griffin during the first year after its acquisition by the Company.

Cost of Sales:

          Cost of sales increased $3,562,352 (27.1%) to $16,694,658 in fiscal 2000, primarily as a result of higher revenue volume. In fiscal 1999, cost of sales increased $670,279 (5.4%) from 1998 levels, also as a result of increases in revenue.

          Overall, the average combined gross margin improved 2.2% to 18.5% during fiscal 2000. The gross profit margin in 1999 was 16.3%. The dust collector segment of the Company's business (the Griffin operation) maintained its profit margin of 22% while the margins for incineration/pollution control segment (Andersen and Montair) improved by 1.5%.

Selling, General and Administrative Costs:

          Selling, general and administrative costs in fiscal 2000 increased $659,308 (19.0%) to $4,134,301 from the 1999 levels. Griffin accounted for 49% of the increase as a result of its significant increase in operating revenues in fiscal 2000. The increase also reflects higher expenditures for salaries, professional fees and commissions which increased to 26%. Selling, general and administrative costs were 20.2%, 22.2%, and 19.9% of revenues for fiscal years 2000, 1999 and 1998, respectively. With the exception of commissions, selling, general and administrative costs are generally fixed in nature and do not typically increase in direct proportion to increases in revenue.

          In fiscal 1999, these expenses increased $630,119 (22.1%) as a result of the addition of Griffin - a new subsidiary.

Interest and Other Income

          Total interest and other income was $47,520 for fiscal 2000, compared to $23,208 and $147,780 for fiscal 1999 and 1998, respectively. The improvement noted during fiscal 2000 reflects a reduction in net interest costs and lower other expenses during the year. The $124,572 decrease experienced during fiscal 1999 reflects a substantial reduction in interest income.

Loss on Litigation Settlement:

          The Company recorded a loss on litigation settlement of $900,000 in fiscal 1998. (See discussion in Note 6 to Consolidated Financial Statements.)

Taxes (Tax Benefit) on Income:

          In fiscal 2000, the effective tax rate (benefit) was 14.7%, compared to 36.2% (benefit) in fiscal 1999 and 35.0% (benefit) in fiscal 1998. (See Note 9.)

          Deferred tax assets arising from net operating loss carryforwards and a valuation allowance on certain equipment held for resale had a significant contribution to the tax benefits realized in fiscal year 2000 and 1999. Management believes that sufficient taxable income will be generated in future years in order to fully realize these net operating loss carryforwards.

Net Income (Loss)

          In fiscal 2000, the Company realized a net loss of $262,735 ($0.14 per share) compared to a net loss of $576,690 ($0.33 per share) reported for fiscal 1999. The Griffin subsidiary (the dust collection segment of the Company's business) reported net income of $286,674 due to higher revenues, and as a result the Company's overall net loss was reduced by 54% during fiscal 2000. Montair Andersen reported net income of $226,348, however, the pollution control/incineration segment (Andersen and Montair) reported a combined net loss of $549,409. The fiscal 1999 loss is attributable to decline in export revenues resulting from the economic crisis in Asia.

          The average number of shares outstanding were as follows:

                                 2000          1999           1998
                                 ----          ----           ----

               Basic           1,837,070     1,770,262      1,514,728

               Diluted         1,837,070     1,770,262      1,514,728


Effects of Inflation:

          During fiscal 2000 and fiscal 1999, the Company did not experience any increases in manufacturing materials and supplies costs in the domestic marketplace. In most cases the Company has been successful in passing cost increases on to its customers without experiencing any significant erosion to gross margins levels.

Quantitative and Qualitative Disclosures About Market Risk:

          Management has analyzed the quantitative and qualitative aspects of market risk at September 30, 2000 and does not believe that it will have any significant impact on the financial statements.

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                                 SEPTEMBER 30,
                                                                                        ------------------------------
                                                                                            2000               1999
                                                                                        -----------        -----------
                     ASSETS (Note 8)
CURRENT:
   Cash and cash equivalents                                                            $ 2,504,982        $ 1,653,516
   Receivables:
       Trade, less allowance of $200,961 and $174,543 for
        possible losses                                                                   4,830,760          4,924,700
       Other                                                                                 10,024             41,928
   Costs and estimated earnings in excess of billings on
     uncompleted contracts (Note 2)                                                       2,086,007          2,635,324
   Inventories (Note 3)                                                                   2,635,171          2,364,616
   Prepaid expenses                                                                         147,836            154,708
   Current maturities of long-term receivable (Note 4)                                       67,246                  -
   Deferred income taxes                                                                    189,317            152,868
                                                                                        -----------        -----------
            TOTAL CURRENT ASSETS                                                         12,471,343         11,927,660

RESTRICTED CASH (Note 5)                                                                          -          1,036,000
LONG TERM RECEIVABLE (Note 4), net of discount of $163,364                                1,209,390                  -
PROPERTY AND EQUIPMENT, less accumulated depreciation (Note 7)                            2,747,040          2,806,522
DEFERRED INCOME TAXES (Note 9)                                                            1,145,886          1,027,251
PROPERTY AND EQUIPMENT HELD FOR SALE (Note 6)                                             1,990,000          1,990,000
GOODWILL, net of accumulated amortization of $108,019 (Note 1)                              775,904            834,833
OTHER ASSETS                                                                                132,365            124,253
                                                                                        -----------        -----------
                                                                                        $20,471,928        $19,746,519
                                                                                        ===========        ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Line of Credit (Note 8)                                                              $   370,000        $   120,000
   Notes payable (Note 1)                                                                         -            273,171
   Accounts payable                                                                       4,184,295          3,801,352
   Accruals:
       Income taxes                                                                         214,124              4,714
       Compensation                                                                         391,216            357,015
       Warranty                                                                             258,000            228,000
       Miscellaneous                                                                        415,148            417,507
   Billings on uncompleted contracts in excess of cost and
     estimated earnings (Note 2)                                                            116,806                  -
   Current maturities of long-term debt (Note 8)                                            648,166            783,265
   Deferred income taxes (Note 9)                                                           252,482            378,322
                                                                                        -----------        -----------
             TOTAL CURRENT LIABILITIES                                                    6,850,237          6,363,346

LONG-TERM DEBT, less current maturities (Note 8)                                            823,922             18,744
DEFERRED INCOME TAXES (Note 9)                                                              236,312            251,932
                                                                                        -----------        -----------

             TOTAL LIABILITIES                                                            7,910,471          6,634,022
                                                                                        -----------        -----------

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY: (Note 10)
   Common Stock, $.10 par; shares authorized 5,000,000; issued
     1,875,918; outstanding 1,838,614 and 1,832,939                                         187,592            187,364
   Additional paid-in capital                                                             3,836,572          3,826,301
   Treasury stock; 37,304 and 40,696 shares, at cost                                       (262,675)          (270,235)
   Retained earnings                                                                      9,064,832          9,327,567
   Foreign currency translation adjustment                                                 (264,864)            41,500
                                                                                        -----------        -----------
             TOTAL STOCKHOLDERS' EQUITY                                                  12,561,457         13,112,497
                                                                                        -----------        -----------

                                                                                        $20,471,928        $19,746,519
                                                                                        ===========        ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF LOSS
                            AND COMPREHENSIVE LOSS


CONSOLIDATED STATEMENTS OF LOSS:

                                                                       YEAR ENDED SEPTEMBER 30,
                                                                --------------------------------------
                                                                2000            1999              1998
                                                                ----            ----              ----
REVENUES:
   Contracts                                                 $18,783,076     $13,701,913      $ 12,334,981
   Sales                                                       1,676,370       1,915,368         1,974,274
   Other                                                          13,958          62,920            16,835
                                                             -----------     -----------      ------------
                                                              20,473,404      15,680,201        14,326,090
                                                             -----------     -----------      ------------
COSTS AND EXPENSES:
   Cost of contracts and sales                                16,694,658      13,132,306        12,462,027
   Selling, general and administrative                         4,134,301       3,474,993         2,844,874
   Interest and other income                                     (47,520)        (23,208)         (147,780)
   Loss on litigation settlement (Note 6)                              -               -           900,000
                                                             -----------     -----------      ------------
                                                              20,781,439      16,584,091        16,059,121
                                                             -----------     -----------      ------------

  Loss before tax benefit                                       (308,035)       (903,890)       (1,733,031)

                                                                 (45,300)       (327,200)         (607,000)
TAX BENEFIT ON LOSS (Note 9)                                 -----------     -----------      ------------


NET LOSS                                                     $  (262,735)    $  (576,690)     $ (1,126,031)
                                                             ===========     ===========      ============

AVERAGE NUMBER OF SHARES - BASIC                               1,837,070       1,770,262         1,514,728
AVERAGE NUMBER OF SHARES - DILUTED                             1,837,070       1,770,262         1,514,728


LOSS PER SHARE
       BASIC                                                 $     (0.14)    $     (0.33)     $      (0.74)
       DILUTED                                               $     (0.14)    $     (0.33)     $      (0.74)


CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS:

                                                                       YEAR ENDED SEPTEMBER 30,
                                                                --------------------------------------
                                                                2000            1999              1998
                                                                ----            ----              ----
Net Loss                                                     $  (262,735)    $  (576,690)     $(1,126,031)

Other Comprehensive Income/Expense
  Foreign Currency Translation Adjustment                       (306,364)       (151,454)          83,128
                                                             -----------     -----------      -----------

COMPREHENSIVE INCOME (LOSS)                                  $  (569,099)    $  (728,144)     $(1,042,903)
                                                             ===========     ===========      ===========






   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1998, 1999 AND 2000

                                                                                                                    Foreign
                                                Common Stock          Additional                                    Currency
                                                ------------            Paid-In       Retained     Treasury        Translation
                                             Shares      Amount         Capital       Earnings       Stock         Adjustment
                                             ------      ------       ----------    ------------   ----------     ------------
BALANCE, SEPTEMBER 30, 1997                  1,512,198   156,164        $2,905,801   $11,030,288    $(319,760)     $ 109,826

   Net loss                                          -         -                 -    (1,126,031)           -              -
   Issuance of treasury stock                    3,373         -                 -             -       24,027              -
   Change in translation adjustment                  -         -                 -             -            -         83,128
                                             ---------  --------        ----------   -----------    ---------      ---------
BALANCE, SEPTEMBER 30, 1998                  1,515,571   156,164         2,905,801     9,904,257     (295,733)       192,954

   Net Loss                                          -         -                 -      (576,690)           -              -
   Sale of stock                               312,000    31,200           920,500             -            -              -
   Issuance of treasury stock                    5,368         -                 -             -       25,498              -
   Change in translation adjustment                  -         -                 -             -            -       (151,454)
                                             ---------  --------        ----------   -----------    ---------      ---------
Balance, September 30, 1999                  1,832,939   187,364         3,826,301     9,327,567     (270,235)        41,500

   Net Loss                                          -         -                 -      (262,735)           -              -
   Sale of Stock                                 2,283       228            10,271             -            -              -
   Issuance of treasury stock                    3,392         -                 -             -        7,560              -
   Change in translation adjustment                  -         -                 -             -            -       (306,364)
                                             ---------  --------        ----------   -----------    ---------      ---------
Balance, September 30, 2000                  1,838,614  $187,592        $3,836,572   $ 9,064,832    $(262,675)     $(264,864)
                                             =========  ========        ==========   ===========    =========      =========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Year Ended September 30,
                                                           -------------------------------------
                                                              2000          1999           1998
                                                              ----          ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                               $   (262,735)  $  (576,690)   $(1,126,031)
  Items in income from operations not affecting cash:
      Depreciation and amortization                           341,028       302,068        215,949
      Provision for valuation allowance on soil
       processor unit                                               -             -        180,000
      Deferred income taxes                                  (282,044)     (561,448)       364,446
  Cash provided by (used for) (net of effects of
   purchase of Griffin Environmental Company, Inc.)
      Trade and long-term receivables                      (1,398,961)   (1,822,729)       352,290
      Refundable income taxes                                  17,171     1,074,514       (116,031)
      Costs and estimated earnings in excess of
        billings on uncompleted contracts                     549,317     2,051,231      1,150,343
      Inventories                                            (349,774)      412,107        240,845
      Prepaid expenses                                            444       (36,936)       (13,524)
      Accounts payable                                        573,327     1,519,776     (2,064,978)
      Accrued expenses                                        318,240       (52,417)    (1,758,599)
      Increase in notes payable from litigation
       settlement                                                   -             -        670,000
      Billings on uncompleted contracts in excess of
       costs and estimated earnings                           116,806        (6,113)      (111,608)
      Other                                                   (80,853)        4,273          6,740
                                                         ------------   -----------    -----------
  Cash provided by (used for) operating activities           (458,034)    2,307,636     (2,010,158)
                                                         ------------   -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash released from restrictions                           1,036,000             -              -
  Investment in Griffin Environmental Company, Inc.                 -    (2,296,010)             -
  Cash paid for litigation settlement                               -             -     (1,500,000)
  Collection of note receivable                                     -       490,000        300,000
  Capital expenditures                                       (347,135)     (112,429)       (62,519)
                                                         ------------   -----------    -----------
  Cash provided by (used for) investing activities            688,865    (1,918,439)    (1,262,519)
                                                         ------------   -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings on line of credit                            250,000       120,000              -
  Payments on notes payable                                  (273,171)     (811,735)             -
  Proceeds from issuance of long-term debt                    850,000             -              -
  Repayment of long-term debt                               (179,921)      (187,872)      (494,736)
  Issuance of common stock                                     10,499       951,700              -
  Issuance of treasury stock                                    7,560        25,498         24,027
                                                         ------------   -----------    -----------
                                                              664,967        97,591       (470,709)
                                                         ------------   -----------    -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                       (44,332)       (4,369)        20,112
                                                         ------------   -----------    -----------
CASH AND CASH EQUIVALENTS:
  Net increase (decrease) during the year                     851,466       482,419     (3,723,274)
  Balance at beginning of year                              1,653,516     1,171,097      4,894,371
                                                         ------------   -----------    -----------

  BALANCE AT END OF YEAR                                 $  2,504,982   $ 1,653,516    $ 1,171,097
                                                         ============   ===========    ===========

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

Certain Significant Estimates and Vulnerability Due to Certain Concentrations

          The following are significant estimates made by management:

          The Company contracts are accounted for under the percentage of completion method of accounting. Under this method, the percentage of contract revenue to be recognized currently is based on management's estimates of costs incurred and an estimate of total estimated costs. Estimates of costs incurred include irrevocable commitments to purchase specialized materials and equipment unique to the project. These estimates are reviewed by management monthly and adjusted accordingly. However, due to uncertainties inherent in the estimation process, actual results could differ from those estimates.

          Due to the relatively large nature of the Company's typical contract, individual contracts may represent significant portions of trade receivables and costs and estimated earnings in excess of billings on completed contracts. During fiscal 2000, the Company contracted with three customers that accounted for approximately 23% of total revenues recognized during fiscal 2000.

          During fiscal 1999, the Company had a contract with a customer which accounted for $3,502,983 or approximately 22% of total revenues recognized. As of September 30, 1999, the Company had completed 82% of this contract. Also as of September 30, 1999, a contract resulted in costs and estimated earnings in excess of billings and accounts receivable of approximately $1,900,000 or 10% of total assets.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES


          At September 30, 2000, approximately $900,000 of $1,800,000 in inventories related to a December 1995 acquisition of a former competitor's product line remained on the Company's balance sheet. Management has identified and made proposals to customers that can use this inventory and believes no loss will be incurred on its disposition.

          Crown Andersen's policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. No amounts were charged to operations during 2000 or 1999. During fiscal year 1998, the Company charged $180,000 to operations to reduce the carrying value of the specialized equipment. The Company believes that this equipment will be sold in the near future and no loss or significant disposal costs will be incurred upon disposal. (See Note 6.)

          At September 30, 2000, the Company holds property and equipment with an estimated carrying value of $1,500,000 received from a settlement of certain outstanding litigation during a prior year. Management has based this estimated valuation on the results of marketing this property to interested third parties and the valuation is supported by an appraisal. Actual results could differ from this estimate.

          The Company is involved in certain litigation which may result in losses to the Company. See Note 12.

FAIR VALUE OF FINANCIAL INSTRUMENTS

          The Company's principal financial instruments, as contemplated under SFAS No. 107, are represented by its costs and estimated earnings in excess of billings on uncompleted contracts, inventories, trade and long-term receivables and notes payable. The majority of the Company's receivables are short-term in nature and bear interest at rates which approximate current market rates, that is, rates at which the Company currently renews or extends funds. The Company's notes payable bear interest at rates which change periodically with market interest rates and accordingly, carrying value is deemed to approximate fair value. The Company's long-term note receivable is recorded at fair value and bears interest at 8%, which approximates market rates on similar instruments.

INVENTORIES

          Inventories are valued at the first-in, first out (FIFO) basis and consists of incineration equipment, raw materials and supplies to be used on job sites. Maintenance and office supplies are not inventoried. When necessary, management records a provision to reduce inventories to their net realizable value less costs to dispose. In management's opinion, no such provision is necessary at September 30, 2000.

REVENUE RECOGNITION

          For financial reporting purposes, income from long-term contracts is reported on the percentage of completion method. Under this method, the percentage of contract revenue to be recognized currently is based on the ratio of costs incurred to date to total estimated contract costs, after giving effect to the most recent estimates of costs to complete. Provision is made for any losses on an individual contract basis in the period in which losses are first determinable. Contracts are reported on the percentage of completion method for income tax purposes. Sales of products and services are recorded when the product is shipped or the service is rendered to the customer.

PROPERTY, EQUIPMENT AND DEPRECIATION

          Property and equipment are stated at cost. Expenditures for additions are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. For financial reporting purposes, buildings and equipment are depreciated using primarily the straight-line method on their estimated useful lives. For tax purposes, equipment is depreciated using accelerated methods. The estimated useful lives of the assets range from 3-15 years for equipment and 10-30 years for buildings.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES


GOODWILL

          Goodwill represents the excess of the purchase price of acquired subsidiaries over the fair market value of the subsidiary's assets and liabilities. Goodwill is amortized on a straight-line basis over fifteen years.

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

          The Company adopted the disclosure-only positions of SFAS No. 123, "Accounting for Stock Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans for options issued to employees. The adoption of SFAS No. 123 did not have any material effect on the Company's earnings for the periods presented in these financial statements.

EARNINGS PER SHARE

          Earnings per share are computed on the basis of the weighted average number of shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the later of the beginning of each year or the time of issuance and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the period. For the year ended September 30, 2000, there were 306,788 of potentially dilutive weighted average shares outstanding.

RESEARCH AND DEVELOPMENT

          Research and development expenditures are expensed in the year incurred. For the periods presented there were no research and development expenditures.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES


WARRANTY COSTS

          The Company warrants its products generally for a period of one year after shipment or installation. Provision for estimated warranty cost is recorded at the time of installation.

EMPLOYEE BENEFIT PLAN

          The Company has a 401(k) plan in which all employees can contribute a portion of their pre-tax wages into investment accounts for retirement. The contributions are matched 27% by the Company up to 7% of gross wages. The Company has charged plan contributions to operations when due and has funded the plan accordingly. No additional contributions are required, but the Company can make contributions from profits at its discretion. Contributions for 2000, 1999 and 1998 totaled approximately $18,204, $20,319, and $22,507, respectively.

STATEMENTS OF CASH FLOWS

          Cash and cash equivalents include interest bearing checking accounts and bank certificates of deposit with original maturities of three months or less. Cash paid for interest was approximately $112,592, $122,909, and $98,909 for the years ended September 30, 2000, 1999 and 1998, respectively. Income taxes paid were $45,000 in 2000. In 1999, income taxes refunded were approximately $1.1 million and in 1998 taxes paid were $361,000.

RECLASSIFICATIONS

          Certain of prior years numbers have been reclassified in this report to conform to the current year presentation.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, (as amended) is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition if (i) the changes in the fair value of the hedged asset or libility that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. Historically, the Company has not entered into derivatives contracts either to hedge existing risks of for speculative purposes. Accordingly, the Company does not expect the new standard to effect its financial statements.

          FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement #133 ("SFAS No. 137") was issued and effective in June 1999. SFAS No. 137 extends the effective date of SFAS No. 133 to fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 137 also amends the manner in which entities recognize embedded derivative instruments.

          The Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25 (the "Interpretation") which is effective July 1, 2000. The Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a stock compensation plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. Adoption of the provisions of the Interpretations are not expected to have a significant impact on the Company's financial statements.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                        SUMMARY OF ACCOUNTING POLICIES

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

     In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101 Revenue Recognition which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The Company believes that adopting SAB No. 101 will not have a material impact on its financial position or results of operations.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.        ACQUISITION OF BUSINESS

          On December 16, 1998 the Company purchased all the outstanding shares of stock of Griffin Environmental Company, Inc. Griffin is a manufacturer of fabric filter and cartridge dust collectors, product recovery and pollution control equipment. Griffin sells its equipment to a wide variety of industries, including chemicals, food processing, concrete, steel, other metals, clays, paper, glass, and other industries.

          The Company purchased Griffin for approximately $2.6 million in December 1998. This was comprised of cash of $2.3 million and a one-year promissory note for approximately $273,000 secured by a second mortgage on the real estate. The note bears annual interest at 4.33% payable monthly, and was paid off on December 16, 1999.

          The acquisition included the purchase of assets comprised primarily of inventories, accounts receivable, and property, plant, and equipment. Liabilities assumed in the acquisition consist primarily of trade accounts payable, customer deposits, long-term debt, and other accrued liabilities. The transaction was accounted for under the purchase method of accounting whereby all assets and liabilities were valued at their current fair market values at December 16, 1998. The Company recorded goodwill of $883,923 in connection with this acquisition.

          The following is selective proforma financial information on the Company's operations as if the purchase of Griffin occurred as October 1, 1997 (in thousands, except per share data):

                                              1999      1998
                                            --------  --------

               Revenues                     $16,350   $20,263

               Net Loss                        (615)     (865)

               Earnings (loss) per share      (0.35)    (0.48)

NOTE 2.        CONTRACTS IN PROGRESS

Information relative to contracts in progress is as follows:

                                                                       September 30,
                                                               -------------------------
                                                                   2000         1999
                                                               -----------  ------------
            Costs                                              $ 8,736,815  $ 13,324,686
            Estimated earnings                                   2,247,621     5,197,296
            Billings applicable thereto                         (8,898,429)  (15,886,658)
                                                               -----------  ------------

                      Net Amount                               $ 2,086,007  $  2,635,324
                                                               ===========  ============

            Included in the accompanying balance sheets in:
                 Current assets                                $ 2,086,007  $  2,635,324
                 Current liabilities                              (116,806)            -
                                                               -----------  ------------

                      Net Amount                               $ 1,969,201  $  2,635,324
                                                               ===========  ============

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.   INVENTORIES

     Inventories were $2,635,171 and $2,364,616 as of September 30, 2000 and September 30, 1999. Included in inventories at September 30, 2000 and 1999 is approximately $900,000 related to incineration equipment purchased from a former competitor, respectively.

NOTE 4.   LONG-TERM RECEIVABLE

     On July 10, 2000, the Company entered into a settlement agreement with a certain customer to resolve a dispute under a contract executed in fiscal year 1996. Under terms of the agreement the Company will receive $1,800,000 in two equal payments of $180,000 each in July and August 2000, plus ten semi-annual payments of $144,000 plus interest at 5% per annum commencing on April 1, 2001 payable through October 1, 2005. The Company has recorded a $163,364 discount on the note to account for the effects of the difference between the 5% interest rate stated in the agreement and the estimated fair market rate (8%) for agreements issued under similar terms. Amortization of approximately $17,500 on the discount is reflected in the financial statements as of September 30, 2000. The note has been guaranteed by the customer's parent company. Under terms of the agreement the customer agreed to cancel a performance bond of $1,036,000 which was previously guaranteed under a letter of credit with a bank. Upon cancellation of the performance bond, $1,036,000 of cash was released from restriction as discussed more fully in Note 5.

                   Future maturities of the long-term receivable are as follows:

                   Year Ending September 30,
                         2001                    $   67,246
                         2002                       256,651
                         2003                       263,106
                         2004                       270,097
                         2005                       277,668
                         Thereafter                 141,868
                                                 ----------
                                                 $1,276,636
                                                 ==========

NOTE 5.   RESTRICTED CASH

     At September 30, 1999, $1,036,000 of the Company's short-term cash investments was held by banks as collateral for an outstanding letter of credit. The letter of credit expired and the restricted cash was released in 2000.

NOTE 6.   PROPERTY AND EQUIPMENT HELD FOR SALE

     On September 30, 1992, the Company sold a soil processor unit under a financing-type lease arrangement. As a result of the customer's default during 1994, the Company terminated the lease, repossessed the equipment, reclassified the asset as equipment held for sale and reduced its carrying value from approximately $2.1 million to $1.8 million. The Company employs an outside appraiser to review the carrying value of this unit on a periodic basis. During fiscal year 1998, the carrying value of the equipment was reduced to $490,000 and $180,000 was charged to operations.

     During fiscal 1998, the Company settled the litigation over principal and interest for certain Kansas property formerly occupied by Struthers Thermo-Flood Corporation, a former Crown Andersen subsidiary. Under terms of the settlement, the Company paid $1,630,000 in cash and issued a one year, non-interest bearing promissory note in the amount of $670,000. In exchange, the Company received the rights (without further obligation) to transfer title of this property to a purchaser or to the Company. The estimated value of these assets is presently $1,500,000. This transaction was recorded as of June 30, 1998 and the Company recognized a net loss of approximately $900,000. The Company's September 30, 2000 balance sheet includes these assets as "property and equipment held for sale." The $670,000 note was paid in May 1999. (See also Note 12 regarding Environmental Protection Agency notice.)

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                  September 30,
                                                         ------------------------------
                                                             2000               1999
                                                         -----------        -----------
                   Land                                  $   775,174        $   805,574
                   Buildings                               2,295,637          2,489,948
                   Machinery and equipment                 1,172,274          1,229,519
                   Office furniture and fixtures           1,253,196          1,166,350
                   Vehicles                                   59,634             65,228
                                                         -----------        -----------
                                                           5,555,915          5,756,619
                   Less Accumulated Depreciation          (2,808,875)        (2,950,097)
                                                         -----------        -----------

                   NET PROPERTY AND EQUIPMENT            $ 2,747,040        $ 2,806,522
                                                         ===========        ===========

     Depreciation expense amounted to $282,099, $248,715 and $193,450 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

NOTE 8.    BORROWED FUNDS

Long-term debt consisted of the following:

                                                                                  September 30,
                                                                           ---------------------------
                                                                              2000            1999
                                                                           ----------       ----------
     Note payable to a bank in 31 monthly payments of
       $8,333 plus interest at the prime rate (9.50% and
       8.5% at September 30, 2000 and 1999, respectively).
       Final balloon was due September 30, 1999.  Terms of
       this loan have been modified  with payments of $30,000
       per month (principal and interest) commencing Decem-
       ber 1, 2000  and maturity date extended to May 1, 2001.             $  575,005       $  675,000

     Note payable to an individual due October 2000 payable
       in monthly installments of $8,333 plus interest at 1%
       over prime, collateralized by mortgage on Griffin's
       facility.  Paid off in September 2000.                                       -          116,668

     Mortgage note payable to a bank in 60 monthly payments
       of $11,417.18 including interest at the fixed rate of
       10.39%, final balloon payment due October 1, 2005,
       collateralized by Griffin's facility.                                  850,000                -

     Other                                                                     47,083           10,341
                                                                           ----------       ----------

         TOTAL                                                              1,472,088          802,009

     Less current maturities                                                  648,166          783,265
                                                                           ----------       ----------

                                                                           $  823,922       $   18,744
                                                                           ==========       ==========

All assets of the U.S. Company are pledged as collateral on the note payable and the U.S. revolving line of credit.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   BORROWED FUNDS (continued)

     The Company had a $5.0 million line of credit and a term loan with a U.S. bank. During 1999, the Company's bank notified the Company that the bank was not going to renew the line of credit beyond September 30, 1999. No borrowings were made by the Company in fiscal year 2000 and no amounts are due to the bank under this line, except for $500,000 on letters of credit issued by this bank and guaranteed by the line of credit. The letters of credit expired in June 2000. However, there was $675,000 outstanding on the term loan that matured on September 30, 1999. The Company continued to make scheduled loan payments to this bank and reduced the amount due to $575,000 as of September 30, 2000. The bank agreed to extend the maturity date of this loan to May 1, 2001 and monthly payments were increased to $30,000 (including interest) from $8,333 (plus interest) commencing on December 1, 2000.

     The Company has been actively seeking financing from other sources since September 1999 to replace this line of credit. The discussions for other financing include banks with similar collateral requirements and mortgage loans on the Company's real estate holdings. In September 2000, the Company obtained a mortgage loan of $850,000 collateralized by Griffin's property. The Company's cash flow projections for fiscal 2001 indicate a that it will generate sufficient funds to pay-off the remaining term loan balance (balloon payment) of approximately $435,000 on May 1, 2001. The Company is presently engaged in discussions with several banks that have expressed serious interest in providing financing and anticipates obtaining the needed financing prior to March 2001. The inability of the Company to be able to obtain necessary financing within a timely fashion could have an unfavorable impact on the Company's ability to maintain projected operating levels and to meet certain obligations when they become due.

     A subsidiary of the Company has a $500,000 line of credit with another U.S. bank. This line is self-renewing and carries an interest rate of prime plus 3/4%. As of September 30, 2000 and 1999, $370,000 and $120,000 had been borrowed against this line, respectively. The Company also has a $400,000 line of credit at a Dutch bank. Property and equipment, inventories and trade accounts receivables at Montair are pledged as collateral to one Dutch bank for the Dutch line of credit. No borrowings had been made against this line as of September 30, 2000.

     The weighted average interest rate on the U.S. line-of-credit was approximately 9.00% during 2000 and 1999, respectively. In connection with the U.S. bank credit agreement, the Company is required to maintain certain financial statement covenants. The Company's U.S. bank line-of-credit and term loan limits the Company's ability to pay dividends on its stock, purchase treasury stock, or sell assets which constitute collateral, so long as any of the collateralized obligations remain unpaid or the agreement is in effect. The Company was not in compliance with certain provisions under its U.S. bank line of credit. However, compliance was waived for this condition with the extension of the loan to May 1, 2001.

     Interest expense charged to operations during fiscal 2000, 1999 and 1998 was approximately $113,000, $122,000, and $104,000, respectively.

     Future maturities of long-term debt are as follows:


                  Year Ending September 30,         $  648,166
                           2001                         76,697
                           2002                         62,280
                           2003                         69,069
                           2004                        615,876
                                                    ----------
                           2005                     $1,472,088
                                                    ==========

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9.   TAXES ON INCOME

     The components of income (loss) before taxes on income consisted of the following:

                                                       2000            1999              1998
                                                    ---------       -----------       -----------
     U.S. Operations                                $(645,947)      $(1,077,520)      $(1,838,195)
     The Netherlands Operations                       337,912           173,630           105,164
                                                    ---------       -----------       -----------
                                                    $(308,035)      $  (903,890)      $(1,733,031)
                                                    =========       ===========       ===========

     Significant components of the provision for income taxes attributable are as follows:

                                                               Year Ended September 30,
                                                    ----------------------------------------------
                                                       2000             1999             1998
                                                    ---------       -----------       -----------
     Current:
       Federal                                      $ (19,977)      $         -       $  (928,841)
       Foreign                                        248,822            44,110           (15,075)
       State                                           22,399           (24,734)          (39,680)
                                                    ---------       -----------       -----------
                                                      251,244            19,376          (983,596)
                                                    ---------       -----------       -----------
     Deferred (reduction):
       Federal                                       (148,185)         (232,087)          354,364
       Foreign                                       (130,553)          (75,532)           51,090
       State                                          (17,806)          (40,957)          (28,858)
                                                    ---------       -----------       -----------
                                                     (296,544)         (346,576)          376,596
                                                    ---------       -----------       -----------
     Total taxes (benefit) on income                $ (45,300)      $  (327,200)      $  (607,000)
                                                    =========       ===========       ===========

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

                                                             September 30, 2000                    September 30, 1999
                                                        ------------------------------      --------------------------------
                                                          Deferred        Deferred Tax        Deferred          Deferred Tax
                                                         Tax Assets       Liabilities        Tax Assets         Liabilities
                                                        ------------      ------------       ----------        ------------
Basis in Kansas building                                  $        -       $   249,517       $        -            $249,517
Federal net operating loss                                   539,136                 -          396,334                   -
State net operating loss                                      63,428                 -          128,574                   -
Valuation allowance - equipment held for sale                543,323                 -          543,323                   -
Warranty accrual                                              58,900                 -           45,600                   -
Work in process                                                    -                 -                -             130,662
Property and equipment                                             -                 -                -               6,184
Depreciation                                                       -           239,277                -             243,891
Compensation accruals                                         41,066                 -           30,818                   -
Discount on long-term receivable                              27,931                 -                -                   -
Allowance for accounts receivable, inventories
    and other                                                 61,419                 -           35,470                   -
                                                          ----------       -----------       ----------            --------

                                                          $1,335,203       $   488,794       $1,180,119            $630,254
                                                          ==========       ===========       ==========            ========

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.  TAXES ON INCOME (continued)

The effective tax rates on net losses before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

                                                                        Year ended September 30,
                                                            -----------------------------------------------
                                                             2000                1999                 1998
                                                            -----               ------               ------
Taxes (benefit) at statutory rate                           (34.0%)              (34.0%)              (34.0%)
Increase (reduction) in taxes realized from:
Foreign tax difference                                        1.1                 (0.4)                 0.2
State income taxes, net of federal tax benefit               (1.5)                (3.1)                (2.7)
Permanent differences                                        19.7                  1.3%                 0.7
Other                                                           -                    -                  0.8
                                                            -----               ------               ------
                                                            (14.7%)              (36.2%)              (35.0%)
                                                            =====               ======               ======

     Management believes that sufficient taxable income will be generated in future years in order to fully realize net operating loss carryforwards. Consequently, no valuation allowance for deferred tax assets has been reflected in the financial statements.

NOTE 10.   STOCK OPTIONS AND WARRANTS

     Crown Andersen has an employee incentive stock option plan and a directors stock warrant plan. The incentive plan is limited to employees, and options granted thereunder are exercisable upon issuance and expire five years from the date of grant. The directors stock warrant plan is to compensate non-employee directors for their services on the Board and committees of the Board. Under the plan, each non-employee director has the right to purchase warrants granted by the Warrant Committee for shares of common stock. Warrants for the purchase of shares vest ratably over five years until all warrants are vested. No warrants to purchase shares of common stock were granted during fiscal year ended September 30, 2000. During fiscal year ended September 30, 1999, warrants to purchase 260,000 shares of common stock at an average price of $4.47 per share were granted under the 1998 Directors Warrant Plan. At September 30, 2000, 74,000 warrants were vested.

     During fiscal year ended September 30, 2000, options to purchase 6,950 shares were exercised by a key employee and no options to purchase shares were granted. During fiscal year ended September 30, 1999, options to purchase 177,900 shares of common stock at a price of $4.50 per share were granted under the 1998 Incentive Stock Option Plan. As of September 30, 2000, there were options to purchase 271,233 shares outstanding under the Incentive Stock Option Plan at an average exercise price of $4.42 and warrants to purchase 300,000 shares of common stock at an average price of $4.45.

     The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of stock options granted in each earnings per share disclosure presented is the estimated present value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 42% for 1999 (25% for 1998); a risk-free interest rate of 5.50% for 1999 and 1998; and expected option life of five years. Proforma effects on net income would be to reduce earnings by $477,784 and $184,569 in 1999 and 1998, respectively. Accordingly, the effects on earnings per share would result in a calculated balance of $(0.50) and $(0.82) per share in 1999 and 1998, respectively. There were no options granted in fiscal year 2000.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.   STOCK OPTIONS AND WARRANTS (continued)

     The following tables summarizes activity on stock options and warrants:

                                                       OPTIONS                                        WARRANTS
                                        ------------------------------------         -------------------------------------------
                                                                Weighted                                           Weighted
                                                                Average                                            Average
                                        No. Of Shares        Exercise Price             No. Of Shares           Exercise Price
                                        --------------     -----------------         -------------------      ------------------
Outstanding At September 30, 1997               48,800                $ 7.00                      15,000                  $10.50
  Granted                                      100,000                  4.25                      40,000                    4.23
  Expired Or Cancelled                          (4,800)                12.13                           -                       -
                                               -------                ------                     -------                  ------
Outstanding At September 30, 1998              144,000                  4.92                      55,000                    5.94
  Granted                                      177,900                  4.50                     260,000                    4.47
  Exercised                                    (12,000)                 4.31                           -
  Expired Or Cancelled                               -                     -                     (15,000)                   6.88
                                               -------                ------                     -------                  ------
Outstanding At September 30, 1999              309,900                  4.44                     300,000                    4.45
 Granted                                             -                     -                           -                       -
 Exercised                                      (6,950)                 4.36                           -                       -
 Expired Or Cancelled                          (31,717)                 4.60                           -                       -
                                               -------                ------                     -------                  ------
Outstanding At September 30, 2000              271,333                $ 4.42                     300,000                  $ 4.45
                                               =======                ======                     =======                  ======

     Weighted average fair value of options granted during the year ended:

              September 30, 1998              $199,901
              September 30, 1999              $656,134

     The weighted average remaining life of options and warrants outstanding at September 30, 2000 was five years. The range of exercise prices was $4.19 - $4.60.

     On October 1, 2000, the Company granted an option to purchase 40,000 shares of common stock to a key employee of the Company.

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  SEGMENT INFORMATION AND MAJOR CUSTOMERS

     The Company operates in two industry segments: pollution control systems and dust collectors. Information regarding the Company's geographic segments of its operations is set forth below.

                                                           Year Ended September 30,
                                               -----------------------------------------------
                                                 2000               1999                 1998
                                               -------             -------             -------
                                                             (In Thousands)
          Revenues:
            U.S. operations
              Domestic                         $15,041             $10,403             $ 5,448
              Export                               991               1,038               5,305
            The Netherlands operations           4,441               4,239               3,573
                                               -------             -------             -------
                 Total                         $20,473             $15,680             $14,326
                                               =======             =======             =======
          Income (loss) before taxes:
            U.S. operations                    $  (646)            $(1,078)            $(1,838)
            The Netherlands operations             338                 174                 105
                                               -------             -------             -------
                 Total                         $  (308)            $  (904)            $(1,733)
                                               =======             =======             =======
          Identifiable Assets:
            U.S. operations                    $17,404             $16,669             $15,516
            The Netherlands operations           3,068               3,077               2,568
                                               -------             -------             -------
                 Total                         $20,472             $19,746             $18,084
                                               =======             =======             =======

     During fiscal year 2000 three customers accounted for 23% of the Company's consolidated revenues and in 1999 one customer accounted for 22% of the consolidated revenues. It is management's opinion that the loss of such customers would not have a material adverse effect of the Company's operations. Historically, the Company has not been dependent on repetitive business.

     The Company has two reportable segments: Pollution Control/Incinerator and Dust Collectors. The incinerators/pollution control segment is based in Peachtree City, Georgia, and in Sevenum, The Netherlands, and is involved in the design, manufacture, sale and installation of industrial pollution control systems, medical, chemical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems, and spray dryer systems. The dust collector segment is based in Syracuse, New York, and manufactures fabric filter and cartridge dust collection, product recovery and pollution control equipment for a variety of industries.

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  SEGMENT INFORMATION AND MAJOR CUSTOMERS (continued)

     Key financial data by segment: (in thousands)


                                                     Year Ended September 30,
                              -------------------------------------------------------------------------------------------
                                               2000                                                1999
                              --------------------------------------------     ------------------------------------------
                              Pollution                                        Pollution
                              Control/         Dust                            Control/          Dust
                              Incinerator      Collection         Total        Incinerator       Collection        Total
                              ---------------  -------------    ---------      ---------------   -------------   ---------
Revenues from customers         $12,936            $7,537          $20,473          $13,144          $2,536           $15,680
Intersegment revenues                 -                35               35                -              10                10

Depreciation and
   amortization                     244                97              341              239              63               302

Segment pre-tax
   income (loss)                   (754)              446             (308)            (757)           (147)             (904)

Segment assets                   15,410             3,562           18,972           15,854           2,392            18,246

Expenditures for
   segment assets                   125               222              347               18              94               112

     Reconciliation of segments assets to total consolidated assets:


          Segment assets                                   $ 18,972
          Property held for sale (unallocated to segment)     1,500
                                                           --------
               Total Consolidated Assets                   $ 20,472
                                                           ========

NOTE 12.  COMMITMENTS AND CONTINGENCIES

     (a) The Company has employment agreements with three officers with expiration dates through 2003. Under the terms of the agreements, the salaries range from $97,060 to $170,000, and can increase 5% per year if certain levels of consolidated net earnings are attained. Upon termination by the employer for any reason other than disobedience, dishonesty, disloyalty, insubordination by the employee, or upon termination in connection with certain dissolutions or changes in ownership of employer, the employee will receive a minimum payment of twice the annual salary at the time of termination.

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12.  COMMITMENTS AND CONTINGENCIES (continued)

     (c) The Company has the following pending or threatened litigation and unasserted claims or assessments pending as of September 30, 2000:

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

     On September 25, 1998, the Court of Appeals reversed the trial court's grant of summary judgment in favor of Georgia Gulf. The ruling was based on the existence of genuine issues of fact which remain for a jury's resolution. The Louisiana Supreme Court has rejected Georgia Gulf's request for review of the Court of Appeals' ruling.

     There have been some efforts to resolve this matter through mediation. Both sides have initiated discovery to prepare the case for trial. At this point, the Company has not seen credible evidence supporting Georgia Gulf's claims for damages. At the earliest, this case would be set for trial in the summer or fall of 2001. The Company believes that the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

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

                     CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  COMMITMENTS AND CONTINGENCIES (continued)

Upon information and belief, the responsible parties, not including the Company, have entered into a settlement agreement with the EPA, which reportedly may eliminate any claim against the Company. At this time, management believes that the Company has no liability exposure for any related environmental claims.

     The Company is involved in various additional litigation matters arising in the ordinary course of business. Management believes that the final resolution of these matters will not result in a material adverse effect on the Company's financial statements and its operations.

NOTE 13.  QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

     The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's stock. The share prices represent the reported high and low closing sale prices.

Fiscal Year Ended September 30, 2000:
------------------------------------
                                           First Quarter      Second Quarter       Third Quarter       Fourth Quarter
                                           -------------      --------------       -------------       --------------
Net Sales                                  $   5,402,185      $    5,193,642       $   5,715,443       $    4,162,134
Expenses (net of interest and other)           5,344,391           4,908,335           6,005,051            4,571,182
Net income (loss)                                 48,419             163,698            (148,811)            (326,041)

Earnings (loss) per share
     Basic                                 $        0.03      $         0.09       $       (0.08)      $        (0.18)
     Diluted                                        0.02                0.08               (0.08)               (0.18)

Share prices
     High                                  $        7.69      $         8.59       $        5.88       $         4.25
     Low                                            7.38                7.25                4.56                 4.13


Fiscal Year Ended September 30, 1999:
------------------------------------

Net sales                                  $   4,130,930      $    5,013,054       $   4,248,853       $    2,387,364
Expenses (net of interest and other)           4,094,402           4,958,997           4,548,392            3,015,508
Net income (loss)                                 20,466              43,178            (184,490)            (455,844)

Earnings (loss) per share
     Basic                                 $        0.01      $         0.02       $       (0.10)      $        (0.26)
     Diluted                                        0.01                0.02               (0.10)               (0.26)

Share prices
     High                                  $        4.57      $         5.63       $        7.69       $         8.00
     Low                                            2.88                4.50                5.50                 7.50

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
 of Crown Andersen Inc.
Peachtree City, Georgia

We have audited the accompanying consolidated balance sheets of Crown Andersen Inc. and Subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of loss and comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc. and Subsidiaries as of September 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with generally accepted accounting principles.

                                                            BDO SEIDMAN, LLP

Atlanta, Georgia
December 14, 2000
===============================================================================

COMMON STOCK INFORMATION (UNAUDITED)

     The Company's common stock is traded in the NASDAQ National Market System under the NASDAQ symbol "CRAN". The following table shows the quarterly high and low closing sale prices of the Company's common stock for the past two fiscal years as reported by NASDAQ. The Company had approximately 189 shareholders of record as of December 11, 2000, in addition to approximately 1,800 beneficial holders.


                                      Year ended               Year ended
                                 September 30, 2000         September 30, 1999
                                 ------------------         ------------------
                                 High          Low          High           Low
                                 ----          ---          ----           ---
        FISCAL QUARTER
          First                  $7.69        $7.38         $4.57         $2.88
          Second                  8.59         7.25          5.63          4.50
          Third                   5.88         4.56          7.69          5.50
          Fourth                  4.25         4.13          8.00          7.50


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

                              CROWN ANDERSEN INC.

CORPORATE OFFICERS/DIRECTORS                       SUBSIDIARIES                            TRANSFER AGENT

Jack D. Brady                                      ANDERSEN 2000 INC.                      Registrar and Transfer Company
Chairman of the Board, President, and Chief        306 Dividend Dr.                        Cranford, NJ 07016
Executive Officer                                  Peachtree City, GA 30269
                                                   1 (770) 486-2000
Jack C. Hendricks                                  FAX: 1 (770) 487 5066
Vice Chairman of the Board                         e-mail: a2K@crownandersen.com
(Retired President of Company)                             ---------------------
                                                                                           LEGAL COUNSEL
Richard A. Beauchamp                                         Jack D. Brady
Director                                                     Chairman, President & CEO     Decker & Hallman, P.C.
(Retired President, Ameritruck                                                             Atlanta, Georgia
 Distribution Corp.)                                         John M. Golumbeski
(Contract transportation company)                            Vice-President, Manufacturing

L. Karl Legatski                                             Jay Kaufman                   AUDITORS
Director                                                     Vice-President, Purchasing
(President, CelTech, Inc.)                                                                 BDO Seidman, LLP
(Development and application of membrane                     Randall Morgan                Atlanta, Georgia
 technology for liquid separations)                          Vice-President, Finance and
                                                             Controller/Treasurer
Michael P. Marshall
Director                                                     Tom Van Remmen
(President of Marshall & Co.)                                Vice President, Sales &       ANNUAL MEETING
(Private Investment Company)                                 Marketing
                                                                                           The 2001 Annual Meeting of
Ruyintan E. Mehta                                            Jack C. Hendricks, Director   Stock-holders will be held on February
Director                                                                                   21, 2001, at 10:00 a.m. at the
(President Mehta Associates)                                 Milton Emmanuelli             Company's corporate offices, 306
(Private Investment Company)                                 Secretary                     Dividend Drive, Peachtree City, Georgia.

Thomas Graziano                                    MONTAIR ANDERSEN BV
Director                                           Heuvelsestraat 14
(President Griffin Environmental Company, Inc.)    5976 NG, Sevenum, Holland
                                                   31 77 467 2473
Rene C.W. Francken                                 FAX: 31 77 467 3012
Director                                           e-mail: info@montair.nl
(Managing Director, Montair Andersen b.v.)                 ---------------

Milton Emmanuelli                                            A.T.J. Wagemans
Chief Financial Officer and                                  Managing Director
Controller/Treasurer
                                                             Rene Francken
Randall Morgan                                               Managing Director
Secretary
                                                             Jack D. Brady, Director

                                                   GRIFFIN ENVIRONMENTAL COMPANY, INC.
                                                   7066 Interstate Island Rd.
                                                   Syracuse NY 13209
                                                   (315) 451 5300
                                                   FAX: (315) 451 2338
                                                   e-mail: cleanair@griffinenviro.com
                                                           --------------------------

                                                             Thomas Graziano, President

                                                             Kerry Kresge
                                                             Vice President, Finance

                                                             David Young
                                                             Vice President, Sales

                                                             Jack D. Brady, Director

==================================================================================================================================

                               Form 10-K Report

A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the fiscal year ended September 30, 2000, is available to stockholders at no charge upon written request. Please send requests to:

                  Milton Emmanuelli, Chief Financial Officer
    Crown Andersen Inc., 306 Dividend Drive, Peachtree City, Georgia 30269