Form 10-K405, Exhibit 13
period 2001-09-30
CROWN ANDERSEN INC
filed 2001-12-28
CIK 778808

                                                                      EXHIBIT 13










                               CROWN ANDERSEN INC.





                                      2001
                                     ANNUAL
                                     REPORT

MESSAGE TO SHAREHOLDERS

         Despite a near recession in most world economies prior to September 11, 2001, and despite the adverse impact of September 11 on all manufacturing businesses, your Company has just completed a very successful fiscal year. Revenues were the highest ever reported by the Company and were 41% greater than in fiscal 2000. Net income and earnings per share, although not historical highs, were the highest since 1997 and were rapidly improving in the last two quarters of fiscal 2001. All Crown Andersen operations achieved better results than in any of the four previous years, and two operations (Montair and Griffin) reached record earnings for any previous year. Everyone worked hard, everyone contributed, and I personally have never been prouder of the individuals, the combined workforce and their accomplishments. Nothing is more rewarding than this kind of year, especially when we see our competition struggling to survive in a very non-receptive marketplace. We simply outperformed our competition and were rewarded for our efforts.

We enter fiscal 2002 with a large backlog of orders and the promise of several very large additional contracts early in the year which may enable us to achieve an even better fiscal 2002. Unfortunately, we also enter the unknowns of the enormous economic slowdown after September 11 and the signs of further slowing in our markets before a turnaround occurs. Unlike most manufacturing businesses, we are not cutting back on people or capital commitments because we have plenty of work for the first two fiscal quarters. After that, we'll simply have to see what happens to the world economies.

We now plan to concentrate on increasing market share in all of our products and services. We also plan to simultaneously try and educate the investment community in our growth plans and prospects so that our stock price will reflect the real value of Crown Andersen Inc. In an environment where stability is becoming hard to find in industry, we believe we have demonstrated our ability to overcome adversity while becoming one of the most stable organizations in our fields of endeavor.

                                                        Respectfully submitted,




                                                        Jack D. Brady
                                                        President and Chairman

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                    (In Thousands, Except Per Share Figures)

                                                                       Year ended September 30,
                                                                       ------------------------
                                                       2001        2000         1999         1998          1997
                                                       ----        ----         ----         ----          ----
Revenues                                             $28,914     $ 20,473     $ 15,680     $ 14,326      $23,144

Net Income (Loss)                                    $   905     $   (263)    $   (577)    $ (1,126)     $ 1,149

Earnings (loss) per share                            $  0.49     $  (0.14)    $  (0.33)    $  (0.74)     $  0.76

Total Assets                                         $23,202     $ 20,472     $ 19,747     $ 18,084      $21,386

Long-term debt                                       $ 1,162     $    824     $     19     $      -      $   775

Cash dividends declared per common share             $     -     $            $            $      -      $     -

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

         The Company's products are marketed to various industrial and manufacturing concerns throughout the world by independent sales representatives and by direct employees of the Company. In addition, the Company licenses foreign manufacturers in India and Japan to manufacture and market its equipment in those countries and in adjacent countries. As a percentage of revenues, sales and operations outside the United States accounted for approximately 27% of the Company's total revenues in fiscal 2001. This compares to approximately 27% and 33% of the Company's total revenues in fiscal 2000 and 1999, respectively. Foreign sales for fiscal 2001, 2000 and 1999 totaled approximately $7.9 million, $5.4 million and $5.3 million, respectively.

         For information pertaining to revenues, income (loss) before taxes and identifiable assets for each of the Company's geographic areas for the past three fiscal years, see Note 10 of the Notes to Consolidated Financial Statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATION

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

         In fiscal 2001, revenues increased 41% to $28.9 million from $20.5 million in fiscal 2000. The Company reported net income of $905,198 in fiscal 2001, as compared to a net loss of $262,735 in fiscal 2000. The increase in revenues and the $1.2 million increase in net income was entirely attributable to operations at Andersen where revenues almost doubled from $8.5 million to $16.5 million.

         In fiscal 2000, revenues increased 31% to $20.5 million from $15.7 million in fiscal 1999. The Company incurred a net loss of $262,735 in fiscal 2000, compared to a net loss of $576,690 in fiscal 1999. The increase in revenues and the 54% reduction in net loss in fiscal 2000 was entirely attributable to operations at Griffin and Montair.

         Foreign revenues (including export sales by Andersen and sales by Montair) accounted for 27% of total revenues in fiscal years 2001 and 2000. Foreign sales transactions are generally guaranteed by bank letters of credit. The Company has little or no foreign currency exposure on sales by Montair as its contracts are payable in Dutch Guilders, its local currency. As of September 30, 2001, the Company had cumulative currency adjustments of $207,906. This amount has been reflected as a line item in the equity section of the balance sheet. (See "Consolidated Statement of Stockholders' Equity.")

         The Company is involved in certain litigation. See Note 11 to the Consolidated Financial Statements for a discussion.

Liquidity and Capital Resources

         Cash and cash equivalents of $3,583,321 at September 30, 2001 increased $1,078,339 from the September 30, 2000 balance of $2,504,982. The increase is primarily attributable to net income realized in fiscal 2001. Increases in costs and estimated earnings in excess of billings on uncompleted contracts and inventories were offset by increases in payables and accrued expenses. Cash provided by operating activities amounted to $1,573,032.

         Cash used for investing activities totaled $78,208. This includes capital expenditures of $222,208, partially offset by collection of a note receivable of $144,000.

         Cash used for financing activities includes net repayment of long-term borrowings of $155,445, a pay-off of a line of credit of $370,000, and an offset from issuance of treasury stock of $64,529.

         All operations were profitable in fiscal 2001 and except for Montair, realized a positive cash flow from operations. At Montair, an increase in inventories contributed to a negative cash flow from operations.

         As disclosed in Note 5 to the Consolidated Financial Statements, during 1994 the Company repossessed certain equipment under a lease arrangement. The Company reduced the carrying value of this asset to $490,000 as of September 30, 1998 and it is reflected as equipment held for resale in the accompanying consolidated balance sheet. (See Note 5.) The Company has active negotiations underway for the sale of this equipment. It is anticipated that this equipment will be sold in fiscal 2002.

         The Company has pending litigation which is fully disclosed in Note 11 to the Consolidated Financial Statements. The Company believes that the final resolution of these matters will not result in a material adverse impact on the Company's financial statements or its operations.

         The Company had a $5.0 million line of credit and a term loan with a U.S. bank. During 1999, the Company's bank notified the Company that the bank was not going to renew the line of credit beyond September 30, 1999. No borrowings were made by the Company in fiscal year 2000 or 2001 and no amounts were due to the bank under this loan, except for $500,000 on letters of credit issued by this bank and guaranteed by the line of credit. The letters of credit expired in June 2000. However, there was $575,000 outstanding on the term loan that matured on September 30, 2000. The maturity date was extended on several occasions and the Company continued to make scheduled loan payments to this bank. The loan was paid off and retired in August 2001.

         In August 2001, the Company obtained $700,000 in new financing from another U.S. bank, a $500,000 mortgage loan and a temporary line of credit of $200,000. The mortgage loan is payable in 34 equal monthly payments of $10,300, including interest at the rate of prime plus 3/4% through July 2004. The $200,000 line of credit expires on February 27, 2002 and bears interest at the rate of prime plus 3/4%. No borrowings had been made under the line of credit at September 30, 2001. The proceeds from the $500,000 mortgage loan were used to pay-off the loan due to the former U.S. bank, and for operating funds. The Company expects to obtain a permanent line of credit from the new bank during fiscal 2002.

         The Company's cash flow projections for fiscal 2002 indicate that it will generate sufficient funds to finance operations internally. Additional business growth, however, will require outside financing. The inability of the Company to be able to obtain necessary financing in a timely fashion could have an unfavorable impact on the Company's ability to maintain projected operating levels, to meet certain obligations when they become due, or to grow from 2001 operating levels.

         As of September 30, 2001, the Company's equity in its Montair operation had increased in value by $56,958 from September 30, 2000 as a result of a decrease in the foreign currency translation adjustment, reflecting a 3% decrease in the U.S. dollar against the Euro.

Results of Operations

Revenues:

         Revenues of $28,914,205 in fiscal 2001 increased $8,440,801 (41%) from fiscal 2000 revenues of $20,473,404. Revenues at Andersen accounted for 94% of the entire revenue increase. Revenues at Montair increased $836,566 and revenues at Griffin decreased $320,422. Foreign sales (including Andersen exports and Montair sales) were $7.9 million and $5.4 million for years 2001 and 2000, and accounted for 27% of revenues in both years. All changes in revenues are related to the quantity of products sold, not to pricing changes.

         The Company continues to pursue business in the international marketplace for some of its revenues. Demand for the Company's products in the domestic market was low starting six years ago because of uncertainty in changes in United States regulations. However, the Company experienced an increase in domestic business during fiscal 2001 and 2000. Domestic revenues accounted for approximately 73% of total revenues in fiscal 2001 and 2000.

         Total revenues increased $4,793,203 (31%) during fiscal 2000, primarily as a result of a 28% revenue increase reported by Griffin.

Cost of Sales:

         Cost of sales increased $6,093,465 (36%) to $22,788,123 in fiscal 2001, primarily as a result of higher revenues. In fiscal 2000, cost of sales increased $3,562,353 (27%) from 1999 levels, also as a result of increases in revenue.

         Overall, the average combined gross margin improved 2.7% to 21.2% during fiscal 2001. The gross profit margin in 2000 was 18.5%. The dust collector segment of the Company's business (the Griffin operation) maintained its profit margin of 27.8% while the margins for incineration/pollution control segment (Andersen and Montair) improved by 2.2%. This improvement is primarily attributable to a favorable mix of products sold.

Selling, General and Administrative Costs:

         Selling, general and administrative costs in fiscal 2001 increased $352,203 (8.5%) to $4,486,504 from the 2000 levels. The increase reflects higher expenditures for salaries and commissions as a result of a significant increase in operating revenues in fiscal 2001. Selling, general and administrative costs were 15.5%, 20.2%, and 22.2% of revenues for fiscal years 2001, 2000 and 1999, respectively. With the exception of commissions, selling, general and administrative costs are generally fixed in nature and do not typically increase in direct proportion to increases in revenue. In fiscal 2000, these expenses increased $659,308 (19.0%) as a result of increases in revenues. Griffin accounted for 49% of the increase.

Interest and Other Income

         Total interest and other (income) expense was $112,680 for fiscal 2001, compared to income of $47,520 for fiscal 2000. The increase for fiscal 2001 reflects an increase in net interest costs as a result of higher borrowings. The improvement noted during fiscal 2000 reflects a reduction in net interest costs and lower other costs.

Taxes (Tax Benefit) on Income:

         In fiscal 2001, the effective tax rate was 40.5%, compared to 14.7% (benefit) in fiscal 2000 and 36.2% (benefit) in fiscal 1999. (See Note 8.)

         Deferred tax assets arising from net operating loss carryforwards and a valuation allowance on certain equipment held for resale had a significant contribution to the tax benefits realized in fiscal years 2000 and 1999. Management believes that sufficient taxable income will be generated in future years in order to fully realize these net operating loss carryforwards.

Net Income (Loss)

         In fiscal 2001, the Company reported net income of $905,198 or $0.49 per share (basic) and $0.44 per share (diluted) compared to a net loss of $262,735 or $0.14 per share reported for fiscal 2000. Andersen recorded a 94% increase in revenues and accounted for the entire increase in net income. Net income at Montair was $236,290, an increase of $9,942 from fiscal 2000 while Griffin reported net income of $286,207 in fiscal 2001, compared to $286,674 in fiscal 2000. The fiscal 2000 net loss was the result of lower revenues and poor margins realized by Andersen.

         The average number of shares outstanding were as follows:

                               2001                2000                1999
                               ----                ----                ----

Basic                       1,845,248           1,837,070           1,770,262

Diluted                     2,062,314           1,837,070           1,770,262

Effects of Inflation:

         During fiscal 2001 and fiscal 2000, the Company did not experience any increases in manufacturing materials and supplies costs in the domestic marketplace. In most cases the Company has been successful in passing cost increases on to its customers without experiencing any significant erosion to gross margin levels.

Quantitative and Qualitative Disclosures About Market Risk:

         Management has analyzed the quantitative and qualitative aspects of market risk at September 30, 2001. The events of September 11, 2001 resulted in an immediate slowing of industrial activity in the Griffin dust collector product lines and in the entire European industrial market for Montair products. The firm backlog at year end, however, will offset the adverse effects on these two operations. Andersen did see a slowing of inquiries, but was in final negotiations with several customers for large projects which will likely proceed in fiscal 2002. Thus, it appears that Andersen's business in 2002 may offset any slowdown at other operations.

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

CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)


                                                                                             SEPTEMBER 30,
                                                                                             -------------
                                                                                        2001               2000
                                                                                        ----               ----
                     ASSETS (Note 7)
CURRENT:
   Cash and cash equivalents                                                         $3,583,321         $2,504,982
   Receivables:
       Trade, less allowance of $266,791 and $200,961 as of
        2001 and 2000, respectively                                                   4,708,468          4,830,760
       Other                                                                             18,026             10,024
   Costs and estimated earnings in excess of billings on
     uncompleted contracts (Note 2)                                                   4,195,979          2,086,007
   Inventories (Note 3)                                                               3,036,091          2,635,171
   Prepaid expenses                                                                     159,374            147,836
   Current maturities of long-term receivable (Note 4)                                  256,650             67,246
   Deferred income taxes (Note 8)                                                       247,126            189,317
                                                                                    -----------        -----------
        TOTAL CURRENT ASSETS                                                         16,205,035         12,471,343


 LONG TERM RECEIVABLE (Note 4), net of discount of $163,364                             875,986          1,209,390
 PROPERTY AND EQUIPMENT, less accumulated depreciation (Note 6)                       2,722,928          2,747,040
 DEFERRED INCOME TAXES (Note 8)                                                         543,323          1,145,886
 PROPERTY AND EQUIPMENT HELD FOR SALE (Note 5)                                        1,990,000          1,990,000
 GOODWILL, net of accumulated amortization of $168,923 (Note 1)                         715,000            775,904
 OTHER ASSETS                                                                           149,867            132,365
                                                                                    -----------        -----------
                                                                                    $23,202,139        $20,471,928
                                                                                    ===========        ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Line of Credit (Note 7)                                                           $        -         $  370,000
   Accounts payable                                                                   6,170,961          4,184,295
   Accruals:
       Income taxes                                                                      61,645            214,124
       Compensation                                                                     611,512            391,216
       Warranty                                                                         387,000            258,000
       Miscellaneous                                                                    482,915            415,148
   Billings on uncompleted contracts in excess of cost and
     estimated earnings (Note 2)                                                        196,000            116,806
   Current maturities of long-term debt (Note 7)                                        155,078            648,166
   Deferred income taxes (Note 8)                                                       387,321            252,482
                                                                                    -----------        -----------
             TOTAL CURRENT LIABILITIES                                                8,452,432          6,850,237
LONG-TERM DEBT, less current maturities (Note 7)                                      1,161,565            823,922
DEFERRED INCOME TAXES (Note 8)                                                                -            236,312
                                                                                    -----------        -----------
             TOTAL LIABILITIES                                                        9,613,997          7,910,471
                                                                                    -----------        -----------


COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY: (Note 9)
   Common Stock, $.10 par; shares authorized 5,000,000; issued
     1,875,918; outstanding 1,855,217 and 1,838,614                                     187,592            187,592
   Additional paid-in capital                                                         3,836,572          3,836,572
   Treasury stock; 20,701 and 37,304 shares, at cost                                   (198,146)          (262,675)
   Retained earnings                                                                  9,970,030          9,064,832
   Foreign currency translation adjustment                                             (207,906)          (264,864)
                                                                                    -----------        -----------
             TOTAL STOCKHOLDERS' EQUITY                                              13,588,142         12,561,457
                                                                                    -----------        -----------
                                                                                    $23,202,139        $20,471,928
                                                                                    ===========        ===========



   See accompanying summary of accounting policies and notes to consolidated financial statements.

CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)


      CONSOLIDATED STATEMENTS OF OPERATIONS:

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                       ----------------------------------------------------
                                                                             2001              2000              1999
                                                                             ----              ----              ----
      REVENUES:
         Contracts                                                       $27,190,921      $18,783,076         $13,701,913
         Sales                                                             1,708,220        1,676,370           1,915,368
         Other                                                                15,064           13,958              62,920
                                                                          ----------       ----------          ----------
                                                                          28,914,205       20,473,404          15,680,201
                                                                          ----------       ----------          ----------

      COSTS AND EXPENSES:
         Cost of contracts and sales                                      22,788,123       16,694,658          13,132,306
         Selling, general and administrative                               4,486,504         4,134,30           3,474,993
         Interest and other income                                           112,680         (47,520)            (23,208)
                                                                          ----------       ----------          ----------
                                                                          27,387,307       20,781,439          16,584,091
                                                                          ----------       ----------          ----------

        Income (loss) before tax benefit                                   1,526,898        (308,035)           (903,890)

      TAX (BENEFIT) (Note 8)                                                 621,700         (45,300)           (327,200)
                                                                          ----------       ----------          ----------


      NET INCOME (LOSS)                                                    $ 905,198       $(262,735)         $ (576,690)
                                                                           =========       =========          ==========


      AVERAGE NUMBER OF SHARES - BASIC                                     1,845,248        1,837,070           1,770,262
      AVERAGE NUMBER OF SHARES - DILUTED                                   2,062,314        1,837,070           1,770,262

      INCOME (LOSS) PER SHARE
               BASIC                                                          $ 0.49          $(0.14)             $(0.33)
               DILUTED                                                        $ 0.44          $(0.14)             $(0.33)



      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS):

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                       ----------------------------------------------------
                                                                              2001             2000                1999
                                                                              ----             ----                ----

      Net Income (Loss)                                                     $905,198       $(262,735)          $(576,690)

      Other Comprehensive Income/(Expense)
        Foreign Currency Translation Adjustment                               56,958        (306,364)           (151,454)
                                                                            --------       ---------           ---------
      COMPREHENSIVE INCOME (LOSS)                                           $962,156       $(569,099)          $(728,144)
                                                                            ========       =========           =========




   See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1999, 2000 AND 2001


                                                 Common Stock                                                    Foreign
                                                 ------------         Additional                                 Currency
                                                                       Paid-In        Retained     Treasury     Translation
                                              Shares      Amount       Capital        Earnings       Stock      Adjustment
                                              ------                   -------        --------       -----      ----------


    BALANCE, SEPTEMBER 30, 1998               1,515,571    $156,164     $2,905,801     $9,904,257   $(295,733)      $192,954

       Net Loss                                       -           -              -      (576,690)            -             -
       Sale of stock                            312,000      31,200        920,500              -            -             -
       Issuance of treasury stock                 5,368           -              -              -       25,498             -
       Change in translation adjustment               -           -              -              -            -     (151,454)
                                              ---------    --------     ----------     ----------   ----------    ---------


    BALANCE, SEPTEMBER 30, 1999               1,832,939     187,364      3,826,301      9,327,567    (270,235)        41,500

       Net Loss                                       -           -              -      (262,735)            -             -
       Sale of stock                              2,283         228         10,271              -            -             -
       Issuance of treasury stock                 3,392           -              -              -        7,560             -
       Change in translation adjustment               -           -              -              -            -     (306,364)
                                              ---------    --------     ----------     ----------   ----------    ---------


    Balance, September 30, 2000               1,838,614     187,592      3,836,572      9,064,832    (262,675)     (264,864)

       Net Income                                     -           -              -        905,198            -             -
       Issuance of treasury stock                16,603           -              -              -       64,529             -
       Change in translation adjustment               -           -              -              -            -       56,958
                                              ---------    --------     ----------     ----------   ----------    ---------

    Balance, September 30, 2001               1,855,217    $187,592     $3,836,572     $9,970,030   $(198,146)    $(207,906)
                                              =========    ========     ==========     ==========   ==========    ==========















    See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                                                         Year Ended September 30,
                                                                        -------------------------------------------------------
                                                                            2001                 2000                 1999
                                                                            ----                 ----                 ----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                                       $ 905,198          $  (262,735)         $ (576,690)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Depreciation and amortization                                         325,575              341,028             302,068
      Deferred income taxes                                                 443,055             (282,044)           (561,448)
  Change in operating assets and liabilities:
      Trade and long-term receivables                                       151,907           (1,398,961)         (1,822,729)
      Refundable income taxes                                                     -               17,171           1,074,514
      Costs and estimated earnings in excess of billings on
        uncompleted contracts                                            (2,109,972)             549,317           2,051,231
      Inventories                                                          (390,294)            (349,774)            412,107
      Prepaid expenses                                                      (10,736)                 444             (36,936)
      Accounts payable                                                    1,945,736              573,327           1,519,776
      Accrued expenses                                                      250,343              318,240             (52,417)
      Billings on uncompleted contracts in excess of costs
        and estimated earnings                                               79,194              116,806              (6,113)
      Other                                                                 (16,974)             (80,853)              4,273
                                                                        -----------          -----------         -----------
  Cash provided by (used in) operating activities                         1,573,032             (458,034)          2,307,636
                                                                        -----------          -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash released from restrictions                                                 -            1,036,000                   -
  Investment in Griffin Environmental Company, Inc.                               -                    -          (2,296,010)
  Collection of note receivable                                             144,000                    -             490,000
  Capital expenditures                                                     (222,208)            (347,135)           (112,429)
                                                                        -----------          -----------         -----------
  Cash provided by (used in) investing activities                           (78,208)             688,865          (1,918,439)
                                                                        -----------          -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings on line of credit                                         (370,000)             250,000             120,000
  Payments on notes payable                                                       -             (273,171)           (811,735)
  Proceeds from issuance of long-term debt                                  500,000              850,000                   -
  Repayment of long-term debt                                              (655,445)            (179,921)           (187,872)
  Issuance of common stock                                                        -               10,499             951,700
  Issuance of treasury stock                                                 64,529                7,560              25,498
                                                                        -----------          -----------         -----------
 Cash provided by (used in) financing activities                           (460,916)             664,967              97,591
                                                                        -----------          -----------         -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                      44,431              (44,332)             (4,369)
                                                                        -----------          -----------         -----------

CASH AND CASH EQUIVALENTS:
  Net increase (decrease) during the year                                 1,078,339              851,466             482,419
  Balance at beginning of year                                            2,504,982            1,653,516           1,171,097
                                                                        -----------          -----------         -----------

  BALANCE AT END OF YEAR                                                $ 3,583,321          $ 2,504,982         $ 1,653,516
                                                                        ===========          ===========         ===========



    See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES


NATURE OF BUSINESS

         Crown Andersen Inc. (Crown Andersen) is a publicly traded holding company for Andersen 2000 Inc. (Andersen) and Griffin Environmental Company, Inc. (Griffin). Andersen owns all of the outstanding stock of Montair Andersen bv (Montair). Andersen and Montair are engaged primarily in the business of designing, manufacturing and selling specialized industrial equipment including industrial pollution control systems, medical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems and spray dryer systems. Griffin is a manu-facturer of fabric filter and cartridge dust collectors, product recovery and pollution control equipment. (See Note 1).

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

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

         Due to the relatively large nature of the Company's typical contract, individual contracts may represent significant portions of trade receivables and costs and estimated earnings in excess of billings on completed contracts. During fiscal 2001, the Company recognized revenues on seven projects from one customer that represented 27% of the revenues for the year. The Company had contracts with three customers that accounted for approximately 23% of total revenues recognized during fiscal 2000.

         At September 30, 2001, approximately $870,000 of $1,800,000 in inventories related to a December 1995 acquisition of a former competitor's product line which remained on the Company's balance sheet. Management has identified and made proposals to customers that can use this inventory and believes no loss will be incurred on its disposition.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES




         Crown Andersen's policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. No amounts were charged to operations during 2001, 2000 or 1999. The Company believes that this equipment will be sold in the near future and no loss or significant disposal costs will be incurred upon disposal. (See Note 5.)

         At September 30, 2001, the Company holds property and equipment with an estimated carrying value of $1,500,000 received from a settlement of certain outstanding litigation during a prior year. Management has based this estimated valuation on the results of marketing this property to interested third parties and the valuation is supported by an appraisal. The Company anticipates selling this property in the first quarter of fiscal 2002.

         The Company is involved in certain litigation which may result in losses to the Company. (See Note 12.)

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

INVENTORIES

         Inventories are valued at the first-in, first out (FIFO) basis and consists of incineration equipment, raw materials and supplies to be used on job sites. Maintenance and office supplies are not inventoried. When necessary, management records a provision to reduce inventories to their net realizable value less costs to dispose. In management's opinion, no such provision is necessary in fiscal 2001 or 2000.

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES




GOODWILL

         Goodwill represents the excess of the purchase price of acquired subsidiaries over the fair market value of the subsidiaries' assets and liabilities. The Company's operational policy for the assessment and measurement of any impairment in the value of goodwill is to evaluate the recoverability and remaining life and determine whether it should be completely or partially written off or the amortization period accelerated. The Company will recognize an impairment if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount. The amount of the impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

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

EARNINGS PER SHARE

         Earnings per share are computed on the basis of the weighted average number of shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the later of the beginning of each year or the time of issuance and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the period. For the year ended September 30, 2001, there were 570,751 of potentially dilutive weighted average shares outstanding.

RESEARCH AND DEVELOPMENT

         Research and development expenditures are expensed in the year incurred. For the periods presented there were no research and development expenditures.

WARRANTY COSTS

         The Company warrants its products generally for a period of one year after shipment or installation. Provision for estimated warranty cost is recorded at the time of installation.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES




EMPLOYEE BENEFIT PLAN

         The Company has a 401(k) plan in which all employees can contribute a portion of their pre-tax wages into investment accounts for retirement. The contributions are matched 25% by the Company up to 7% of gross wages. The Company has charged plan contributions to operations when due and has funded the plan accordingly. No additional contributions are required, but the Company can make contributions from profits at its discretion. Contributions for 2001, 2000 and 1999 totaled $18,140, $18,204, and $20,319, respectively.

STATEMENTS OF CASH FLOWS

         Cash and cash equivalents include interest bearing checking accounts and bank certificates of deposit with original maturities of three months or less. Cash paid for interest was approximately $112,680, $112,592, and $122,909 for the years ended September 30, 2001, 2000 and 1999, respectively. Income taxes paid were $35,000 in 2001 and $45,000 in 2000. In 1999, income tax refunds were approximately $1.1 million.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001,and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

         o All business combinations initiated after June 30, 2001, must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

         o intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

         o goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective October 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

         o effective October 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

         o all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

         The Company will continue to amortize goodwill and intangible assets recognized prior to July 1, 2001, under its current method until October 1, 2002, at which time annual and quarterly goodwill amortization of $60,000 and $15,000 will no longer be recognized. By September 30, 2003, the Company will have completed a transitional fair value based impairment test of goodwill as of October 1, 2002. By December 31, 2002, the Company will have completed a transitional impairment test of all intangible assets with indefinite lives. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended December 31, 2002, as a cumulative effect of a change in accounting principle.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES




         In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1.  ACQUISITION OF BUSINESS

         On December 16, 1998, the Company purchased all the outstanding shares of stock of Griffin Environmental Company, Inc. Griffin is a manufacturer of fabric filter and cartridge dust collectors, product recovery and pollution control equipment. Griffin sells its equipment to a wide variety of industries, including chemicals, food processing, concrete, steel, other metals, clays, paper and glass.

         The Company purchased Griffin for approximately $2.6 million in December 1998. This was comprised of cash of $2.3 million and a one-year promissory note for approximately $273,000 secured by a second mortgage on the real estate. The note bore annual interest at 4.33% payable monthly, and was paid off on December 16, 1999.

         The acquisition included the purchase of assets consisted primarily of inventories, accounts receivable, and property, plant, and equipment. Liabilities assumed in the acquisition consisted primarily of trade accounts payable, customer deposits, long-term debt, and other accrued liabilities. The transaction was accounted for under the purchase method of accounting whereby all assets and liabilities were valued at their current fair market values at December 16, 1998. The Company recorded goodwill of $883,923 in connection with this acquisition.

NOTE 2.  CONTRACTS IN PROGRESS

  Information relative to contracts in progress is as follows:

                                                                              September 30,
                                                                ---------------------------------------
                                                                       2001                 2000
                                                                       ----                 ----

Costs                                                               $14,880,145           $8,736,815
Estimated earnings                                                    4,836,163            2,247,621
Billings applicable thereto                                        (15,716,329)          (9,015,235)
                                                                   -----------           ----------

          Net Amount                                                $ 3,999,979           $1,969,201
                                                                    ===========           ==========

Included in the accompanying balance sheets in:

     Current assets                                                 $ 4,195,979           $2,086,007
     Current liabilities                                              (196,000)            (116,806)
                                                                   -----------           ----------

          Net Amount                                                $ 3,999,979          $ 1,969,201
                                                                    ===========          ===========

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 3.  INVENTORIES

         Inventories were $3,036,091 and $2,635,171 as of September 30, 2001 and September 30, 2000, respectively. Included in inventories at September 30, 2001 and 2000 is approximately $870,000 related to incineration equipment purchased from a former competitor.

NOTE 4.  LONG-TERM RECEIVABLE

         On July 10, 2000, the Company entered into a settlement agreement with a certain customer to resolve a dispute under a contract executed in fiscal year 1996. Under terms of the agreement the Company will receive $1,800,000 in two equal payments of $180,000 each in July and August 2000, plus ten semi-annual payments of $144,000 plus interest at 5% per annum commencing on April 1, 2001, and payable through October 1, 2005. The Company has recorded a $163,364 discount on the note to account for the effects of the difference between the 5% interest rate stated in the agreement and the estimated fair market rate (8%) for agreements issued under similar terms. Amortization of approximately $17,500 on the discount is reflected in the financial statements as of September 30, 2001. The note has been guaranteed by the customer's parent company. Under terms of the agreement the customer agreed to cancel a performance bond of $1,036,000 which was previously guaranteed under a letter of credit with a bank.

         The Company received the first three scheduled payments through April 1, 2001. During the period April 1, 2001 through September 30, 2001, the customer and the Company agreed on a selection of equipment to meet performance standards established in the Settlement Agreement. As per the Agreement, the cost of this equipment was to be equally absorbed by the customer and the Company. The customer indicated until September 2001 that the October 2001 payment would be made as scheduled. When payment was not received as scheduled, Andersen advised the customer that it was in default of the Settlement Agreement and after several unsuccessful attempts to resolve the matter, Andersen filed for arbitration in accordance with the Settlement Agreement. It is management's opinion that Andersen will be successful in arbitration and will receive the amounts due on this payment sometime during the second fiscal quarter of 2002.

Future maturities of the long-term receivable are as follows:

Year Ending September 30,
         2002                                  $ 256,650
         2003                                    263,106
         2004                                    270,097
         2005                                    277,668
         Thereafter                               65,115
                                              ----------
                                              $1,132,636
                                              ==========


NOTE 5.  PROPERTY AND EQUIPMENT HELD FOR SALE

         On September 30, 1992, the Company sold a soil processor unit under a financing-type lease arrangement. As a result of the customer's default during 1994, the Company terminated the lease, repossessed the equipment, reclassified the asset as equipment held for sale, and reduced its carrying value from approximately $2.1 million to $1.8 million. The Company employs an outside appraiser to review the carrying value of this unit on a periodic basis. During fiscal year 1998, the carrying value of the equipment was reduced to $490,000 and $180,000 was charged to operations.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 5.  PROPERTY AND EQUIPMENT HELD FOR SALE (continued)

         During fiscal 1998, the Company settled the litigation over principal and interest for certain Kansas property formerly occupied by Struthers Thermo-Flood Corporation, a former Crown Andersen subsidiary. Under terms of the settlement, the Company paid $1,630,000 in cash and issued a one year, non-interest bearing promissory note in the amount of $670,000. In exchange, the Company received the rights (without further obligation) to transfer title of this property to a purchaser or to the Company. The estimated value of these assets is presently $1,500,000. This transaction was recorded as of June 30, 1998 and the Company recognized a loss of approximately $900,000. The Company's September 30, 2001 balance sheet includes these assets as "property and equipment held for sale." The $670,000 note was paid in May 1999.

NOTE 6.  PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

                                                                    September 30,
                                                           ----------------------------------
                                                                2001             2000
                                                                ----             ----
                         Land                                $ 779,742        $ 775,174
                         Buildings                           2,364,350        2,295,637
                         Machinery and equipment             1,249,669        1,172,274
                         Office furniture and fixtures       1,310,683        1,253,196
                         Vehicles                               29,557           59,634
                                                           -----------       ----------
                                                             5,734,001        5,555,915
                         Less accumulated depreciation     (3,011,073)      (2,808,875)
                                                           -----------       ----------

                         Net property and equipment        $ 2,722,928       $2,747,040
                                                           ===========       ==========

         Depreciation expense amounted to $312,094, $282,099, and $248,715 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

NOTE 7.  BORROWED FUNDS

Long-term debt consisted of the following:

                                                                                  September 30,
                                                                        -----------------------------------------
                                                                              2001                    2000
                                                                              ----                    ----
Note payable to a bank in 34 monthly payments of $10,300                    $492,721                  $    -
including interest at the prime rate plus 0.75% with a final balloon due July 27, 2004.
Note payable to a bank in 31 monthly payments of $8,333 plus                       -                 575,005
interest at the prime rate.  Final balloon was due September 30,
1999.  Terms of this loan were modified with payments of $30,000 per month (principal and interest) commencing December 1, 2000 and the maturity date was extended to August 1, 2001.  Paid off in August 2001.
Mortgage note payable to a bank in 60 monthly payments of                    798,922                 850,000
$11,417 including interest at the fixed rate of 10.39%, final balloon payment due October 1, 2005, collateralized by Griffin's facility.
Other                                                                         25,000                  47,083
                                                                          ----------                --------
         TOTAL                                                             1,316,643               1,472,088
Less current maturities                                                      155,078                 648,166
                                                                          ----------                --------
                                                                          $1,161,565                $823,922
                                                                          ==========                ========

         All assets of the U.S. Company are pledged as collateral on the note payable and the U.S. revolving line of credit.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 7.  BORROWED FUNDS (continued)

         The Company had a $5.0 million line of credit and a term loan with a U.S. bank. During 1999, the Company's bank notified the Company that the bank was not going to renew the line of credit beyond September 30, 1999. No amounts were due to the bank under this line, except for $500,000 on letters of credit issued by this bank and guaranteed by the line of credit. The letters of credit expired in June 2000. The loan was paid off in August 2001.

         In August 2001, the Company obtained $700,000 in new financing from another U.S. bank, a $500,000 mortgage loan and a temporary line of credit of $200,000. This mortgage loan is payable in 34 equal installments of $10,300, including interest at the rate of prime plus 3/4% through July 2004. The $200,000 line of credit expires on February 27, 2002, and bears interest at the rate of prime plus 3/4%. No borrowings had been made under the line of credit at September 30, 2001. The proceeds from the $500,000 mortgage loan were used to pay off the loan due to the former U.S. bank, and for operating funds. The Company expects to obtain a permanent line of credit from the new bank during fiscal 2002.

         In September 2000, the Company obtained a mortgage loan of $850,000 collateralized by Griffin's property.

         A subsidiary of the Company has a $500,000 line of credit with another U.S. bank. This line is self-renewing and carries an interest rate of prime plus 3/4%. As of September 30, 2001 there were no borrowing against this line. At September 30, 2000, $370,000 had been borrowed against this line. The Company also has a $400,000 line of credit at a Dutch Bank. Property and equipment, inventories and trade accounts receivables at Montair are pledged as collateral to one Dutch bank for the Dutch line of credit. No borrowings had been made against this line as of September 30, 2001.

         The weighted average interest rate on the U.S. line-of-credit was approximately 9.00% during 2001 and 2000. In connection with the U.S. bank credit agreement, the Company is required to maintain certain financial statement covenants. The Company's U.S. bank line-of-credit and term loan limits the Company's ability to pay dividends on its stock, purchase treasury stock, or sell assets which constitute collateral, so long as any of the collateralized obligations remain unpaid or the agreement is in effect.

         Interest expense charged to operations during fiscal 2001, 2000 and 1999 was approximately $198,000, $113,000, and $122,000, respectively.

         Future maturities of long-term debt are as follows:


Year Ending September 30,
         2002                             $  155,078
         2003                                126,570
         2004                                458,500
         2005                                576,495
                                          ----------
                                          $1,316,643
                                          ==========

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 8.  TAXES ON INCOME

The components of income (loss) before taxes on income consisted of the following:


                                                            Year Ended September 30,
                                                  -----------------------------------------------
                                                     2001            2000             1999
                                                     ----            ----             ----
U.S. Operations                                   $1,177,708       $(645,947)     $(1,077,520)
The Netherlands Operations                           349,190          337,912          173,630
                                                  ----------      ----------       ----------
                                                  $1,526,898      $ (308,035)      $ (903,890)
                                                  ==========      ==========       ==========


Significant components of the provision for income taxes are as follows:


                                                            Year Ended September 30,
                                                  -----------------------------------------------
                                                     2001            2000             1999
                                                     ----            ----             ----
Current Expense (Benefit):
  Federal                                         $ 35,100         $ (19,977)     $       -
  Foreign                                          111,600            248,822        44,110
  State                                             28,000             22,399       (24,734)
                                                  --------         ----------       -------
                                                   174,700            251,244        19,376
                                                  --------         ----------        ------
Deferred Expense (Benefit):
  Federal                                          400,000          (148,185)      (232,087)
  Foreign                                                -          (130,553)       (75,532)
  State                                             47,000           (17,806)       (40,957)
                                                  --------         ---------       --------
                                                   447,000          (296,544)      (346,576)
                                                  --------         ---------       --------
Total taxes (benefit) on income                   $621,700         $ (45,300)     $(327,200)
                                                  ========         =========      =========

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

                                                         September 30, 2001              September 30, 2000
                                                         ------------------              ------------------
                                                                    Deferred                          Deferred
                                                      Deferred        Tax             Deferred          Tax
                                                     Tax Assets    Liabilities       Tax Assets      Liabilities
                                                     ----------    -----------       ----------      -----------
Basis in Kansas building                               $      -        $249,517      $        -        $249,517
Federal net operating loss                                    -               -         539,136               -
State net operating loss                                      -               -          63,428               -
Valuation allowance - equipment held for sale           543,323               -         543,323               -
Warranty accrual                                              -       (105,266)          58,900               -
Depreciation                                                  -         243,064               -         239,277
Compensation accruals                                   162,471               -          41,066               -
Discount on long-term receivable                              -               -          27,931               -
Allowance for accounts receivable, inventories
    and other                                            84,655               -          61,419               -
                                                       --------        --------      ----------        --------
                                                       $790,449        $387,321      $1,335,203        $488,794
                                                       ========        ========      ==========        ========

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8.  TAXES ON INCOME (continued)

The effective tax rates on net income (losses) before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

                                                                 Year ended September 30,
                                                         2001            2000            1999
                                                         ----            ----            ----
Taxes (benefit) at statutory rate                       34.0%           (34.0%)         (34.0%)
Increase (reduction) in taxes realized from:
 Foreign tax difference                                  (0.4)              1.1           (0.4)
 State income taxes, net of federal tax benefit           3.2              (1.5)          (3.1)
 Permanent differences                                    1.7              19.7            1.3
 Other                                                    2.0                 -              -
                                                       ------            ------         ------
                                                        40.5%            (14.7%)        (36.2%)
                                                       ======            ======         ======

         Management believes that sufficient taxable income will be generated in future years in order to fully realize the deferred tax asset. Consequently, no valuation allowance for deferred tax assets has been reflected in the financial statements.

NOTE 9.   STOCK OPTIONS AND WARRANTS

         Crown Andersen has an employee incentive stock option plan and a directors stock warrant plan. The incentive plan is limited to employees, and options granted thereunder are exercisable upon issuance and expire five years from the date of grant. The directors stock warrant plan is to compensate non-employee directors for their services on the Board and committees of the Board. Under the plan, each non-employee director has the right to purchase warrants granted by the Warrant Committee for shares of common stock. Warrants for the purchase of shares vest ratably over five years until all warrants are vested. No warrants to purchase shares of common stock were granted during fiscal year ended September 30, 2001 and 2000. At September 30, 2001, 132,000 warrants were vested.

         During fiscal year ended September 30, 2001, options to purchase 40,000 shares were granted to a key employee and options to purchase 15,482 were exercised by key employees. In addition, options to purchase 25,000 shares expired during the fiscal year. During fiscal 2000, options to purchase 6,950 shares were exercised by a key employee. No options to purchase shares were granted during fiscal 2000. As of September 30, 2001, there were options to purchase 270,751 shares outstanding under the Incentive Stock Option Plan at an average exercise price of $4.38 and warrants to purchase 300,000 shares of common stock at an average price of $4.45.

         The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of stock options granted in each earnings per share disclosure presented is the estimated present value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1999: zero dividend yield; expected volatility of 42%; a risk-free interest rate of 5.50%; and expected option life of five years. For fiscal 2001, the following assumptions were used in the Black-Scholes option pricing model: zero dividend yield; expected volatility of 45%; risk free interest rate of 4.00%; and expected option life of five years. Proforma effects on net income would be to reduce earnings by $477,784 in 1999 and $114,863 in 2001. Accordingly, the effects on earnings per share would result in a calculated balance of $(0.50) per share in 1999 and $
0.43 per share basic and $0.38 per share diluted for 2001. Options to purchase 40,000 shares were granted in fiscal year 2001. There were no options granted in year 2000.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 9.   STOCK OPTIONS AND WARRANTS (continued)

The following table summarizes the activity on stock options and warrants:

                                                      OPTIONS                                     WARRANTS
                                      --------------------------------------  -----------------------------------------------------

                                                              Weighted                                          Weighted
                                                               Average                                           Average
                                        No. of Shares      Exercise Price      No. of Shares                 Exercise Price
                                        -------------      --------------      -------------                 --------------

 Outstanding At September 30, 1998           144,000           $4.92                      55,000                  $5.94
   Granted                                   177,900            4.50                     260,000                   4.23
   Exercised                                (12,000)            4.31                           -                      -
   Expired Or Cancelled                            0               -                    (15,000)                      -
                                            --------           -----                    --------                  -----
 Outstanding At September 30, 1999           309,900            4.44                     300,000                   5.94
   Granted                                         0               -                           -                      -
   Exercised                                 (6,950)            4.36                           -                      -
   Expired Or Cancelled                     (31,717)            4.60                           0                      0
                                            --------           -----                    --------                  -----
 Outstanding At September 30, 2000           271,233            4.42                     300,000                   4.45
  Granted                                     40,000            4.13                           -                      -
  Exercised                                 (15,482)            4.41                           -                      -
  Expired Or Cancelled                      (25,000)            4.60                           -                      -
                                            --------           -----                    --------                  -----
 Outstanding At September 30, 2001           270,751           $4.38                     300,000                  $4.45
                                            ========           =====                    ========                  =====



         Weighted average fair value of options granted during the year ended:

                  September 30, 1999        $656,134
                  September 30, 2001        $165,000

         The weighted average remaining life of options and warrants outstanding at September 30, 2001 was 4.4 years. The range of exercise prices was $4.13 - $4.60.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 10. SEGMENT INFORMATION AND MAJOR CUSTOMERS

         The Company operates in two industry segments: pollution control systems and dust collectors. Information regarding the Company's geographic segments of its operations is set forth below.

                                                  Year Ended September 30,
                                        --------------------------------------------------
                                           2001              2000              1999
                                           ----              ----              ----
                                                       (In Thousands)
Revenues:
  U.S. operations
    Domestic                              $21,044           $15,041           $10,403
    Export                                  2,592               991             1,038
  The Netherlands operations                5,278             4,441             4,239
                                          -------           -------           -------
       Total                              $28,914           $20,473           $15,680
                                          =======           =======           =======

Income (loss) before taxes:

  U.S. operations                          $1,178            $(646)         $ (1,078)
  The Netherlands operations                  349               338               174
                                          -------           -------           -------
       Total                               $1,527            $(308)           $ (904)
                                          =======           =======           ======

Identifiable assets:
  U.S. operations                         $19,750           $17,404           $16,669
  The Netherlands operations                3,452             3,068             3,077
                                          -------           -------           -------
       Total                              $23,202           $20,472           $19,746
                                          =======           =======           =======


         During fiscal year 2001 one customer accounted for 27% of the Company's consolidated revenues and in fiscal 2000 three customers accounted for 23% of the Company's consolidated revenues. It is management's opinion that the loss of such customers would not have a material adverse effect of the Company's operations. Historically, the Company has not been dependent on repetitive business.

         The Company has two reportable segments: Pollution Control/Incinerator and Dust Collectors. The incinerators/pollution control segment is based in Peachtree City, Georgia and in Sevenum, The Netherlands, and is involved in the design, manufacture, sale and installation of industrial pollution control systems, medical, chemical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems, and spray dryer systems. The dust collector segment is based in Syracuse, New York and manufactures fabric filter and cartridge dust collection, product recovery and pollution control equipment for a variety of industries.

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 10. SEGMENT INFORMATION AND MAJOR CUSTOMERS (continued)

         Key financial data by segment: (in thousands)


                                                              Year Ended September 30,
                                 ------------------------------------------------------------------------------------
                                                   2001                                      2000
                                                   ----                                      ----
                                   Pollution                                 Pollution
                                   Control/        Dust                      Control/        Dust
                                  Incinerator   Collection     Total        Incinerator   Collection   Total
                                  -----------   ----------     -----        -----------   ----------   -----
Revenues from customers           $ 21,662       $7,252         $28,914      $12,936         $7,537      $20,473
Intersegment revenues                    -          119             119            -             35           35
Depreciation and
  amortization                         219           99             318          244             97          351
Segment pre-tax
   income (loss)                     1,058          469           1,527        (754)            446        (308)
Segment assets                      18,789        2,913          21,702       15,410          3,562       18,972
Expenditures for
   segment assets                      125          222             347          125            222          347

         Reconciliation of segments assets to total consolidated assets:

                  Segment assets                                       $21,702
                  Property held for sale (unallocated to segment)        1,500
                                                                       -------
                           Total Consolidated Assets                   $23,202
                                                                       =======

NOTE 11. COMMITMENTS AND CONTINGENCIES

         (a) The Company has employment agreements with three officers with expiration dates through 2004. Under the terms of the agreements, the salaries range from $97,060 to $200,000. Upon termination by the employer for any reason other than disobedience, dishonesty, disloyalty, insubordination by the employee, or upon termination in connection with certain dissolutions or changes in ownership of employer, the employee will receive a minimum payment of twice the annual salary at the time of termination.

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 11. COMMITMENTS AND CONTINGENCIES (continued)


         (c) The Company has the following pending or threatened litigation and unasserted claims or assessments pending as of September 30, 2001:

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

         Relying in part on allegations made in the related federal lawsuit filed by Andersen against the Nebraska Boiler Company, Georgia Gulf moved for partial summary judgment on the issue of liability. The district court granted Georgia Gulf's motion and rendered summary judgment in favor of Georgia Gulf on June 18, 1997, on the issue of liability only. On October 29, 1997, Andersen filed its original brief to the Court of appeals for the First Circuit of Louisiana alleging that questions remain as to various affirmative defenses. Subsequent to the court's granting of summary judgment in its favor and after Andersen filed its notice of appeal, Georgia Gulf filed an amended complaint on October 15, 1997. In its amended complaint, Georgia Gulf increased the amount of damages it is seeking to include both past and future lost profits in the amount of $10,000,000 allegedly resulting from the shutdown of the boiler for repair work. In addition, Georgia Gulf has added Andersen's insurance carrier, Twin City Fire Insurance Company, as a defendant to this action.

         On September 25, 1998, the Court of Appeals reversed the trial court's grant of summary judgment in favor of Georgia Gulf. The ruling was based on the existence of genuine issues of fact which remain for a jury's resolution. The Louisiana Supreme Court has rejected Georgia Gulf's request for review of the Court of Appeals' ruling. Andersen has filed its own motion for summary judgment on November 26, 2001, based upon a number of affirmative defenses raised in its answer.

         There have been some efforts to resolve this matter through mediation. Both sides have initiated discovery to prepare the case for trial. At this point, the Company has not seen credible evidence supporting Georgia Gulf's claims for damages. At the earliest, this case would be set for trial in the spring or summer of 2002. The Company believes that the final resolution of this matter will not result in a material adverse effect on the Company's financial statements or its operations.

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

Fiscal Year Ended September 30, 2001:
------------------------------------
                                              First Quarter      Second Quarter     Third Quarter     Fourth Quarter
                                              -------------      --------------     -------------     --------------
Net Sales                                      $7,781,271          $6,648,067        $6,209,341         $8,275,526
Expenses (net of interest and other)            7,497,784           6,338,711         5,866,412          7,571,720
Net income                                        163,795            163, 957           184,707            392,739
Earnings per share
     Basic                                          $0.09               $0.09             $0.10              $0.21
     Diluted                                         0.09                0.08              0.09               0.19
Share prices
     High                                           $5.44               $6.38             $7.06              $8.14
     Low                                             4.25                6.06              6.18               5.95

Fiscal Year Ended September 30, 2000:
------------------------------------
Net Sales                                      $5,402,185          $5,193,642        $5,715,443         $4,162,134
Expenses (net of interest and other)            5,344,391           4,908,335         6,005,051          4,571,182
Net income (loss)                                  48,419             163,698         (148,811)          (326,041)
Earnings (loss) per share
     Basic                                          $0.03               $0.09           $(0.08)            $(0.18)
     Diluted                                         0.02                0.08            (0.08)             (0.18)
Share prices
     High                                           $7.69               $8.59             $5.88              $4.25
     Low                                             7.38                7.25              4.56               4.13

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors and Stockholders
  of Crown Andersen Inc.
Peachtree City, Georgia

We have audited the accompanying consolidated balance sheet of Crown Andersen Inc. and Subsidiaries as of September 30, 2001, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows as of and for the year ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Crown Andersen Inc. and Subsidiaries as of and for the year ended September 30, 2000, and September 30, 1999, were audited by other auditors whose report dated December 14, 2000 expressed an unqualified opinion of those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc. and Subsidiaries as of September 30, 2001, and the consolidated results of their operations and their cash flows for the year ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                     GRANT THORNTON, LLP

Atlanta, Georgia
November 30, 2001

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

COMMON STOCK INFORMATION (UNAUDITED)

         The Company's common stock is traded in the NASDAQ National Market System under the NASDAQ symbol "CRAN". The following table shows the quarterly high and low closing sale prices of the Company's common stock for the past two fiscal years as reported by NASDAQ. The Company had approximately 183 shareholders of record as of December 11, 2001, in addition to approximately 1,800 beneficial holders.

                                     Year Ended                      Year Ended
                                 September 30, 2001              September 30, 2000
                                 ------------------              ------------------
                                 High             Low            High      Low
                                                  ---            ----

FISCAL QUARTER
  First                         $5.44            $4.25          $7.69          $7.38
  Second                         6.38             6.06           8.59           7.25
  Third                          7.06             6.18           5.88           4.56
  Fourth                         8.14             5.95           4.25           4.13


No cash dividends have ever been paid by the Company or any of its subsidiaries.

                                               CROWN ANDERSEN INC.

CORPORATE OFFICERS/DIRECTORS                    SUBSIDIARIES                         TRANSFER AGENT

Jack D. Brady                                   ANDERSEN 2000 INC.                   Registrar and Transfer Company
Chairman of the Board, President, and           306 Dividend Dr.                     Cranford, NJ 07016
Chief Executive Officer                         Peachtree City, GA 30269
                                                1 (770) 486-2000
Jack C. Hendricks                               FAX: 1 (770) 487 5066
Vice Chairman of the Board                      e-mail: a2k@crownandersen.com
                                                        ---------------------
(Retired President of Company)                                                       LEGAL COUNSEL
                                                  Jack D. Brady
Richard A. Beauchamp                              Chairman, President & CEO          Decker & Hallman, P.C.
Director                                                                             Atlanta, Georgia
(Retired President, Ameritruck                    Tom Van Remmen
 Distribution Corp.)                              Vice President, Sales &
(Contract transportation company)                 Marketing

L. Karl Legatski                                  John M. Golumbeski                 AUDITORS
Director                                          Vice-President, Manufacturing

(President, CelTech, Inc.)                                                           Grant Thornton, LLP
(Development and application of membrane          Randall Morgan                     Atlanta, Georgia
technology for liquid separations)                Vice-President & Secretary

Michael P. Marshall                               Jack C. Hendricks, Director
Director
(President of Marshall & Co.)                   MONTAIR ANDERSEN BV                  ANNUAL MEETING
(Private Investment Company)                    Heuvelsestraat 14
                                                5976 NG, Sevenum, Holland            The 2002 Annual  Meeting of  Stock-holders
Ruyintan E. Mehta                               31 77 467 2473                       will be  held on  February  13,  2002,  at
Director                                        FAX: 31 77 467 3012                  10:00  a.m.  at  the  Company's  corporate
(President Mehta Associates)                    e-mail: info@montair.nl              offices,  306  Dividend  Drive,  Peachtree
                                                        ---------------              City, Georgia.
(Private Investment Company)
                                                  Rene Francken
Thomas Graziano                                   Managing Director
Director
(President Griffin Environmental                  Jack D. Brady, Director
 Company, Inc.)
                                                GRIFFIN ENVIRONMENTAL COMPANY, INC.
Rene C.W. Francken                              7066 Interstate Island Rd.
Director                                        Syracuse NY 13209
(Managing Director, Montair Andersen b.v.)      (315) 451 5300
                                                FAX: (315) 451 2338
Randall Morgan                                  e-mail: cleanair@griffinenviro.com
Chief Financial Officer and Secretary                   -------------------------

                                                  Thomas Graziano, President

                                                  Kerry Kresge
                                                  Vice President, Finance

                                                  Jack D. Brady, Director


================================================================================

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission for the fiscal year ended September 30, 2001, is available to stockholders at no charge upon written request. Please send requests to:

                     Randall Morgan, Chief Financial Officer
     Crown Andersen Inc., 306 Dividend Drive, Peachtree City, Georgia 30269