Form 10-K405/A, Exhibit 13
period 2001-09-30
CROWN ANDERSEN INC
filed 2002-02-19
CIK 778808

                                   EXHIBIT 13

                               CROWN ANDERSEN INC.

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

                                                Respectfully submitted,


                                                /s/ JACK D. BRADY
                                                ----------------------
                                                Jack D. Brady
                                                President and Chairman

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                    (In Thousands, Except Per Share Figures)

                                                             Year ended September 30,
                                              ---------------------------------------------------------
                                                2001       2000        1999        1998        1997
                                                ----       ----        ----        ----        ----
   Revenues                                   $ 28,914   $ 20,473    $ 15,680    $ 14,326    $ 23,144
   Net Income (Loss)                          $    905   $   (263)   $   (577)   $ (1,126)   $  1,149
   Earnings (loss) per share                  $   0.49   $  (0.14)   $  (0.33)   $  (0.74)   $   0.76
   Total Assets                               $ 23,202   $ 20,472    $ 19,747    $ 18,084    $ 21,386
   Long-term debt                             $  1,162   $    824    $     19    $      -    $    775
   Cash dividends declared per common share   $      -   $      -    $      -    $      -    $     -

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

     Cash provided by investing activities totaled $688,865. This amount reflects the release of restricted cash of $1,036,000 as a result of settlement of a contract dispute (Note 4), partly offset by capital expenditures of $347,335.

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

     Total revenues increased $4,793,203 (31%) during fiscal 2000, primarily as a result of a 280% revenue increase reported by Griffin

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

CROWN ANDERSON INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE INCOME (LOSS)

                                                                                            SEPTEMBER 30,
                                                                                  --------------------------------
                                                                                        2001               2000
                                                                                        ----               ----
                     ASSETS (Note 7)
CURRENT:
   Cash and cash equivalents                                                      $   3,583,321       $  2,504,982
   Receivables:
       Trade, less allowance of $266,791 and $200,961 as of
        2001 and 2000, respectively                                                   4,708,468          4,830,760
       Other                                                                             18,026             10,024
   Costs and estimated earnings in excess of billings on
     uncompleted contracts (Note 2)                                                   4,195,979          2,086,007
   Inventories (Note 3)                                                               3,036,091          2,635,171
   Prepaid expenses                                                                     159,374            147,836
   Current maturities of long-term receivable (Note 4)                                  256,650             67,246
   Deferred income taxes (Note 8)                                                       247,126            189,317
                                                                                  -------------       ------------
            TOTAL CURRENT ASSETS                                                     16,205,035         12,471,343


LONG TERM RECEIVABLE (Note 4), net of discount of $163,364
PROPERTY AND EQUIPMENT, less accumulated depreciation (Note 6)                          875,986          1,209,390
DEFERRED INCOME TAXES (Note 8)                                                        2,722,928          2,747,040
PROPERTY AND EQUIPMENT HELD FOR SALE (Note 5)                                           543,323          1,145,886
GOODWILL, net of accumulated amortization of $168,923 (Note 1)                        1,990,000          1,990,000
OTHER ASSETS                                                                            715,000            775,904
                                                                                        149,867            132,365
                                                                                  -------------       ------------
                                                                                  $  23,202,139       $ 20,471,928
                                                                                  =============       ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Line of Credit (Note 7)                                                        $           -       $    370,000
   Accounts payable                                                                   6,170,961          4,184,295
   Accruals:
       Income taxes                                                                      61,645            214,124
       Compensation                                                                     611,512            391,216
       Warranty                                                                         387,000            258,000
       Miscellaneous                                                                    482,915            415,148
   Billings on uncompleted contracts in excess of cost and
     estimated earnings (Note 2)                                                        196,000            116,806
   Current maturities of long-term debt (Note 7)                                        155,078            648,166
   Deferred income taxes (Note 8)                                                       387,321            252,482
                                                                                  -------------       ------------
             TOTAL CURRENT LIABILITIES                                                8,452,432          6,850,237
LONG-TERM DEBT, less current maturities (Note 7)                                      1,161,565            823,922
DEFERRED INCOME TAXES (Note 8)                                                                -            236,312
                                                                                  -------------       ------------
             TOTAL LIABILITIES                                                        9,613,997          7,910,471
                                                                                  -------------       ------------
COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY: (Note 9)
   Common Stock, $.10 par; shares authorized 20,000,000; issued
     1,875,918; outstanding 1,855,217 and 1,838,614                                     187,592            187,592
   Additional paid-in capital                                                         3,836,572          3,836,572
   Treasury stock; 20,701 and 37,304 shares, at cost                                   (198,146)          (262,675)
   Retained earnings                                                                  9,970,030          9,064,832
   Foreign currency translation adjustment                                             (207,906)          (264,864)
                                                                                  -------------       ------------
             TOTAL STOCKHOLDERS' EQUITY                                              13,588,142         12,561,457
                                                                                  -------------       ------------


                                                                                  $  23,202,139       $ 20,471,928
                                                                                  =============       ============

   See accompanying summary of accounting policies and notes to consolidated financial statements.

CROWN ANDERSON INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)

   CONSOLIDATED STATEMENTS OF OPERATIONS:

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                        ---------------------------------------------------
                                                                             2001              2000              1999
                                                                             ----              ----              ----
      REVENUES:
         Contracts                                                     $  27,190,921    $  18,783,076        $ 13,701,913
         Sales                                                             1,708,220        1,676,370           1,915,368
         Other                                                                15,064           13,958              62,920
                                                                       -------------    -------------        ------------
                                                                          28,914,205       20,473,404          15,680,201
                                                                       -------------    -------------        ------------

      COSTS AND EXPENSES:
         Cost of contracts and sales                                      22,788,123       16,694,658          13,132,306
         Selling, general and administrative                               4,486,504         4,134,30           3,474,993
         Interest and other income                                           112,680          (47,520)            (23,208)
                                                                       -------------    -------------        ------------
                                                                          27,387,307       20,781,439          16,584,091
                                                                       -------------    -------------        ------------

         Income (loss) before tax benefit                                  1,526,898         (308,035)           (903,890)

      TAX (BENEFIT) (Note 8)                                                 621,700          (45,300)           (327,200)
                                                                       -------------    -------------        ------------


      NET INCOME (LOSS)                                                $     905,198    $    (262,735)       $   (576,690)
                                                                       =============    =============        ============


      AVERAGE NUMBER OF SHARES - BASIC                                     1,845,248        1,837,070           1,770,262
      AVERAGE NUMBER OF SHARES - DILUTED                                   2,062,314        1,837,070           1,770,262

      INCOME (LOSS) PER SHARE
               BASIC                                                   $        0.49    $       (0.14)       $      (0.33)
               DILUTED                                                 $        0.44    $       (0.14)       $      (0.33)


      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS):

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                        ---------------------------------------------------
                                                                             2001              2000              1999
                                                                             ----              ----              ----

      Net Income (Loss)                                                $     905,198    $    (262,735)       $   (576,690)

      Other Comprehensive Income/(Expense)
        Foreign Currency Translation Adjustment                               56,958         (306,364)           (151,454)
                                                                       -------------    -------------        ------------

      COMPREHENSIVE INCOME (LOSS)                                      $     962,156    $    (569,099)       $   (728,144)
                                                                       =============    =============        ============

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                  Common Stock                                               Foreign
                                                  ------------      Additional                               Currency
                                                                      Paid-In     Retained     Treasury    Translation
                                              Shares      Amount     Capital      Earnings      Stock       Adjustment
                                              ------                ----------    --------     ---------    ----------
    BALANCE, SEPTEMBER 30, 1998               1,515,571   $156,164   $2,905,801   $9,904,257   $(295,733)    $ 192,954

       Net Loss                                       -          -            -     (576,690)          -             -
       Sale of stock                            312,000     31,200      920,500            -           -             -
       Issuance of treasury stock                 5,368          -            -            -      25,498             -
       Change in translation adjustment               -          -            -            -           -      (151,454)
                                              ---------   --------   ----------   ----------   ---------     ---------

     BALANCE, SEPTEMBER 30, 1999              1,832,939    187,364    3,826,301    9,327,567    (270,235)       41,500

       Net Loss                                       -          -            -     (262,735)          -             -
       Sale of stock                              2,283        228       10,271            -           -             -
       Issuance of treasury stock                 3,392          -            -            -       7,560             -
       Change in translation adjustment               -          -            -            -           -      (306,364)
                                              ---------   --------   ----------   ----------   ---------     ---------
                                                      -          -            -            -           -
    Balance, September 30, 2000               1,838,614    187,592    3,836,572    9,064,832    (262,675)     (264,864)

        Net Income                                    -          -            -      905,198           -             -
       Issuance of treasury stock                16,603          -            -            -      64,529             -
       Change in translation adjustment               -          -            -            -           -        56,958
                                              ---------   --------   ----------   ----------   ---------     ---------

      Balance, September 30, 2001             1,855,217   $187,592   $3,836,572   $9,970,030   $(198,146)    $(207,906)
                                              =========   ========   ==========   ==========   =========     =========

          See accompanying summary of accounting policies and notes to consolidated financial statements.

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Year Ended September 30,
                                                                        --------------------------------------------
                                                                             2001           2000           1999
                                                                             ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                                      $   905,198    $  (262,735)   $  (576,690)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Depreciation and amortization                                          325,575        341,028        302,068
      Deferred income taxes                                                  443,055       (282,044)      (561,448)
  Change in operating assets and liabilities:
      Trade and long-term receivables                                        151,907     (1,398,961)    (1,822,729)
      Refundable income taxes                                                      -         17,171      1,074,514
      Costs and estimated earnings in excess of billings on
        uncompleted contracts                                             (2,109,972)       549,317      2,051,231
      Inventories                                                           (390,294)      (349,774)       412,107
      Prepaid expenses                                                       (10,736)           444        (36,936)
      Accounts payable                                                     1,945,736        573,327      1,519,776
      Accrued expenses                                                       250,343        318,240        (52,417)
      Billings on uncompleted contracts in excess of costs
        and estimated earnings                                                79,194        116,806         (6,113)
      Other                                                                  (16,974)       (80,853)         4,273
                                                                         -----------    -----------    -----------
  Cash provided by (used in) operating activities                          1,573,032       (458,034)     2,307,636
                                                                         -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash released from restrictions                                                  -      1,036,000              -
  Investment in Griffin Environmental Company, Inc.                                -              -     (2,296,010)
  Collection of note receivable                                              144,000              -        490,000
  Capital expenditures                                                      (222,208)      (347,135)      (112,429)
                                                                         -----------    -----------    -----------
  Cash provided by (used in) investing activities                            (78,208)       688,865     (1,918,439)
                                                                         -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) on line of credit                             (370,000)       250,000        120,000
  Payments on notes payable                                                        -       (273,171)      (811,735)
  Proceeds from issuance of long-term debt                                   500,000        850,000              -
  Repayment of long-term debt                                               (655,445)      (179,921)      (187,872)
  Issuance of common stock                                                         -         10,499        951,700
  Issuance of treasury stock                                                  64,529          7,560         25,498
                                                                         -----------    -----------    -----------
 Cash provided by (used in) financing activities                            (460,916)       664,967         97,591
                                                                         -----------    -----------    -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                      (44,431)       (44,332)        (4,369)
                                                                         -----------    -----------    -----------

CASH AND CASH EQUIVALENTS:
  Net increase (decrease) during the year                                  1,078,339        851,466        482,419
  Balance at beginning of year                                             2,504,982      1,653,516      1,171,097
                                                                         -----------    -----------    -----------

  BALANCE AT END OF YEAR                                                 $ 3,583,321    $ 2,504,982    $ 1,653,516
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

EARNINGS PER SHARE

     Earnings per share are computed on the basis of the weighted average number of shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the later of the beginning of each year or the time of issuance and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the period. For the years ended September 30, 2001, 2000 and 1999, there were 570,751, 306,788 and 100,710, respectively, potentially dilutive weighted average shares outstanding.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001,and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

     . All business combinations initiated after June 30, 2001, must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.
     . intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
     . goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective October 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
     . effective October 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
     . all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

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

NOTE 2.  CONTRACTS IN PROGRESS

  Information relative to contracts in progress is as follows:

                                                                           September 30,
                                                                  --------------------------------
                                                                        2001               2000
                                                                        ----               ----
    Costs                                                          $ 14,880,145       $  8,736,815
    Estimated earnings                                                4,836,163          2,247,621
    Billings applicable thereto                                     (15,716,329)        (9,015,235)
                                                                   ------------       ------------

              Net Amount                                           $  3,999,979       $  1,969,201
                                                                   ============       ============

    Included in the accompanying balance sheets in:
         Current assets                                            $  4,195,979       $  2,086,007
         Current liabilities                                           (196,000)          (116,806)
                                                                   ------------       ------------

              Net Amount                                           $  3,999,979       $  1,969,201
                                                                   ============       ============

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

NOTE 6.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                            September 30,
                                                  -----------------------------
                                                       2001             2000
                                                       -----            ----
               Land                               $   779,742      $   775,174
               Buildings                            2,364,350        2,295,637
               Machinery and equipment              1,249,669        1,172,274
               Office furniture and fixtures        1,310,683        1,253,196
               Vehicles                                29,557           59,634
                                                  -----------      -----------
                                                    5,734,001        5,555,915
               Less accumulated depreciation       (3,011,073)      (2,808,875)
                                                  -----------      -----------
               Net property and equipment         $ 2,722,928      $ 2,747,040
                                                  ===========      ===========

     Depreciation expense amounted to $312,094, $282,099, and $248,715 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

NOTE 7.  BORROWED FUNDS

Long-term debt consisted of the following:

                                                                                      September 30,
                                                                              ---------------------------
                                                                                 2001             2000
                                                                                 ----             ----
    Note payable to a bank in 34 monthly payments of $10,300                 $  492,721       $        -
    including interest at the prime rate plus 0.75% with a final balloon due July 27, 2004
    Note payable to a bank in 31 monthly payments of $8,333 plus                      -          575,005
    interest at the prime rate.  Final balloon was due September 30,
    1999.  Terms of this loan were modified with payments of $30,000 per month (principal and interest) commencing December 1, 2000 and the maturity date was extended to August 1, 2001.  Paid off in August 2001
    Mortgage note payable to a bank in 60 monthly payments of                   798,922          850,000
    $11,417 including interest at the fixed rate of 10.39%, final balloon payment due October 1, 2005, collateralized by Griffin's facility
    Other                                                                        25,000           47,083
                                                                             ----------       ----------
             TOTAL                                                            1,316,643        1,472,088
    Less current maturities                                                     155,078          648,166
                                                                             ----------       ----------
                                                                             $1,161,565       $  823,922
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
                                                       ----------
                                                       $1,316,643
                                                       ==========

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  TAXES ON INCOME

The components of income (loss) before taxes on income consisted of the following:

                                            Year Ended September 30,
                                  ---------------------------------------
                                     2001          2000           1999
                                     ----          ----           ----
   U.S. Operations                $1,177,708    $ (645,947)   $(1,077,520)
   The Netherlands Operations        349,190       337,912        173,630
                                  ----------    ----------    -----------
                                  $1,526,898    $ (308,035)   $  (903,890)
                                  ==========    ==========    ===========

Significant components of the provision for income taxes are as follows:

                                           Year Ended September 30,
                                     -----------------------------------
                                         2001        2000         1999
                                         ----        ----         ----
   Current Expense (Benefit):
   Federal                           $  35,100   $  (19,977) $         -
     Foreign                           111,600      248,822       44,110
     State                              28,000       22,399      (24,734)
                                     ---------   ----------  -----------
                                       174,700      251,244       19,376
                                     ---------   ----------  -----------
   Deferred Expense (Benefit):
     Federal                           400,000     (148,185)    (232,087)
     Foreign                                 -     (130,553)     (75,532)
     State                              47,000      (17,806)     (40,957)
                                     ---------   ----------  -----------
                                       447,000     (296,544)    (346,576)
                                     ---------   ----------  -----------
   Total taxes (benefit) on income   $ 621,700   $  (45,300) $  (327,200)
                                     =========   ==========  ===========

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

                                                  September 30, 2001      September 30, 2000
                                                  ------------------      ------------------
                                                              Deferred                 Deferred
                                                  Deferred       Tax       Deferred      Tax
                                                 Tax Assets  Liabilities  Tax Assets  Liabilities
                                                 ----------  -----------  ----------  -----------
Basis in Kansas building                         $       -   $   249,517  $        -  $  249,517
Federal net operating loss                               -             -     539,136           -
State net operating loss                                 -             -      63,428           -
Valuation allowance - equipment held for sale      543,323             -     543,323           -
Warranty accrual                                         -      (105,266)     58,900           -
Depreciation                                             -       243,064           -     239,277
Compensation accruals                              162,471             -      41,066           -
Discount on long-term receivable                         -             -      27,931           -
Allowance for accounts receivable, inventories
    and other                                       84,655             -      61,419           -
                                                 ---------     ---------   ---------   ---------

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                     $790,449   $387,321   $1,335,203   $488,794
                                     ========   ========   ==========   ========




NOTE 8.  TAXES ON INCOME (continued)

The effective tax rates on net income (losses) before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

                                                                Year ended September 30,
                                                         2001            2000            1999
                                                         ----            ----            ----
Taxes (benefit) at statutory rate                        34.0%            (34.0%)        (34.0%)
Increase (reduction) in taxes realized from:
 Foreign tax difference                                  (0.4)              1.1           (0.4)
 State income taxes, net of federal tax benefit           3.2              (1.5)          (3.1)
 Permanent differences                                    1.7              19.7            1.3
 Other                                                    2.0                 -              -
                                                       ------           -------          -----
                                                         40.5%            (14.7%)        (36.2%)
                                                       ======           =======          =====


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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9.  STOCK OPTIONS AND WARRANTS (continued)

The following table summarizes the activity on stock options and warrants:

                                                  OPTIONS                              WARRANTS
                                       -------------------------------    -----------------------------------

                                                           Weighted                               Weighted
                                       No. Of               Average                                Average
                                       ------
                                       Shares           Exercise Price    No. Of Shares        Exercise Price
                                       ------           --------------    -------------        --------------
  Outstanding At September 30, 1998       144,000           $4.92                 55,000            $5.94
   Granted                                177,900            4.50                260,000             4.47
   Exercised                              (12,000)           4.31                      -                -
   Expired Or Cancelled                         0               -                (15,000)            6.88
                                          -------           -----                -------             ----
  Outstanding At September 30, 1999       309,900            4.44                300,000             4.45
   Granted                                      0               -                      -                -
   Exercised                               (6,950)           4.36                      -                -
   Expired Or Cancelled                   (31,717)           4.60                      0                0
                                          -------           -----                -------             ----
   Outstanding At September 30, 2000      271,233            4.42                300,000             4.45
   Granted                                 40,000            4.13                      -                -
   Exercised                              (15,482)           4.41                      -                -
   Expired Or Cancelled                   (25,000)           4.60                      -                -
                                          -------           -----                -------            -----
  Outstanding At September 30, 2001       270,751           $4.38                300,000            $4.45
                                          =======           =====                =======            =====

         Weighted average fair value of options granted during the year ended:

                  September 30, 1999        $656,134
                  September 30, 2001        $165,000

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

                                                                  Year Ended September 30,
                                                      ---------------------------------------------------
                                                           2001              2000              1999
                                                           ----              ----              ----
                                                                        (In Thousands)
                Revenues:
                  U.S. operations
                    Domestic                              $21,044           $15,041           $10,403
                    Export                                  2,592               991             1,038
                  The Netherlands operations                5,278             4,441             4,239
                                                          -------           -------           -------
                       Total                              $28,914           $20,473           $15,680
                                                          =======           =======           =======

                Income (loss) before taxes:
                  U.S. operations                          $1,178            $ (646)          $(1,078)
                  The Netherlands operations                  349               338               174
                                                           ------            ------           -------
                       Total                               $1,527            $(308)           $  (904)
                                                           ======            ======           =======

                Identifiable assets:
                  U.S. operations                         $19,750           $17,404           $16,669
                  The Netherlands operations                3,452             3,068             3,077
                                                          -------           -------           -------
                       Total                              $23,202           $20,472           $19,746
                                                          =======           =======           =======

         During fiscal year 2001 one customer accounted for 27% of the Company's consolidated revenues. In fiscal 2000 three customers accounted for 23% of the Company's consolidated revenues and in 1999 one customer accounted for 22% of consolidated revenues. It is management's opinion that the loss of such customers would not have a material adverse effect of the Company's operations. Historically, the Company has not been dependent on repetitive business.

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10. SEGMENT INFORMATION AND MAJOR CUSTOMERS (continued)

     Key financial data by segment: (in thousands)

                                                           Year Ended September 30,
                                  -------------------------------------------------------------------------
                                                   2001                                   2000
                                                   ----                                   ----
                                   Pollution                                Pollution
                                   Control/        Dust                     Control/        Dust
                                  Incinerator   Collection     Total       Incinerator   Collection   Total
                                  -----------   ----------     -----       -----------   ----------   -----
Revenues from customers           $ 21,662      $7,252        $28,914      $12,936         $7,537    $20,473
Intersegment revenues                    -         119            119            -             35         35
Depreciation and
  amortization                         219          99            318          244             97        341
Segment pre-tax
   income (loss)                     1,058         469          1,527         (754)           446       (308)
Segment assets                      18,789       2,913         21,702       15,410          3,562     18,972
Expenditures for
   segment assets                      125         222            347          125            222        347

         Reconciliation of segments assets to total consolidated assets:

                  Segment assets                                       $  21,702
                  Property held for sale (unallocated to segment)          1,500
                                                                       ---------
                           Total Consolidated Assets                   $  23,202
                                                                       =========

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11. COMMITMENTS AND CONTINGENCIES (continued)


     (c) The Company has the following pending or threatened litigation and unasserted claims or assessments pending as of September 30, 2001:

Georgia Gulf Corporation v. Andersen 2000 Inc. On October 16, 1996, Georgia Gulf
----------------------------------------------
Corporation ("Georgia Gulf") filed suit against Andersen alleging that Andersen has violated a contractual agreement by and between the parties, dated on or about November 9, 1990, pursuant to which Andersen agreed to design, supply, and install a natural gas and hazardous liquid waste fired boiler at the Georgia Gulf plant in Plaquemine, Louisiana. Georgia Gulf alleges that Andersen warranted that the project would be free from defects in material and workmanship and would perform in accordance with the project specifications. Georgia Gulf further alleges, however, that the project was defective as to its design, workmanship and/or materials and, as a result, failed to perform in accordance with the project specifications so as to constitute a breach of warranty and breach of contract by Andersen, resulting in damages to Georgia Gulf in excess of $10,000,000. The $10,000,000 figure is a modification of the former $3,000,000 claim as prayed for in Georgia Gulf's original complaint.

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

                      CROWN ANDERSEN INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATEED FINANCIAL STATEMENTS


NOTE 12. QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

     The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's stock. The share prices represent the reported high and low closing sale prices.

Fiscal Year Ended September 30, 2001:
------------------------------------
                                              First Quarter      Second Quarter     Third Quarter     Fourth Quarter
                                              -------------      --------------     -------------     --------------
Net Sales                                      $7,781,271          $6,648,067        $6,209,341         $8,275,526
Expenses (net of interest and other)            7,497,784           6,338,711         5,866,412          7,571,720
Net income                                        163,795            163, 957           184,707            392,739

Earnings per share
     Basic                                     $     0.09          $     0.09        $     0.10         $     0.21
     Diluted                                         0.09                0.08              0.09               0.19

Share prices
     High                                      $     5.44          $     6.38        $     7.06         $     8.14
     Low                                             4.25                6.06              6.18               5.95

Fiscal Year Ended September 30, 2000:
------------------------------------

Net Sales                                      $5,402,185          $5,193,642        $5,715,443         $4,162,134
Expenses (net of interest and other)            5,344,391           4,908,335         6,005,051          4,571,182
Net income (loss)                                  48,419             163,698          (148,811)          (326,041)

Earnings (loss) per share
     Basic                                     $     0.03          $     0.09        $    (0.08)        $    (0.18)
     Diluted                                         0.02                0.08             (0.08)             (0.18)

Share prices
     High                                      $     7.69          $     8.59        $     5.88         $     4.25
     Low                                             7.38                7.25              4.56               4.13

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

                                            /s/ GRANT THORNTON, LLP

Atlanta, Georgia
November 30, 2001


Board of Directors and Stockholders
  of Crown Andersen Inc.
Peachtree City, Georgia

We have audited the accompanying consolidated balance sheets of Crown Andersen Inc. and Subsidiaries as of September 30, 2000, and the related consolidated statements of loss and comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc. and Subsidiaries as of September 30, 2000, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 2000, in conformity with generally accepted accounting principles.

                                                     /s/ BDO Seidman, LLP


Atlanta, Georgia
December 14, 2000

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


                                    Year Ended                  Year Ended
                                September 30, 2001          September 30, 2000
                                ------------------          ------------------
                                High           Low          High           Low
                                ----           ---          ----           ---
            FISCAL QUARTER
              First             $5.44          $4.25        $7.69          $7.38
              Second             6.38           6.06         8.59           7.25
              Third              7.06           6.18         5.88           4.56
              Fourth             8.14           5.95         4.25           4.13

No cash dividends have ever been paid by the Company or any of its subsidiaries.

                               CROWN ANDERSEN INC.

CORPORATE OFFICERS/DIRECTORS                 SUBSIDIARIES                         TRANSFER AGENT
Jack D. Brady                                ANDERSEN 2000 INC.                   Registrar and Transfer Company
Chairman of the Board, President, and        306 Dividend Dr.                     Cranford, NJ 07016
Chief Executive Officer                      Peachtree City, GA 30269
                                             1 (770) 486-2000
Jack C. Hendricks                            FAX: 1 (770) 487 5066
Vice Chairman of the Board                   e-mail: a2k@crownandersen.com
(Retired President of Company)                       ---------------------
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

Michael P. Marshall                            Jack C. Hendricks, Director
Director
(President of Marshall & Co.)                MONTAIR ANDERSEN BV                  ANNUAL MEETING
(Private Investment Company)                 Heuvelsestraat 14
                                             5976 NG, Sevenum, Holland            The 2002 Annual Meeting of Stock-holders
Ruyintan E. Mehta                            31 77 467 2473                       will be held on February 13, 2002, at
Director                                     FAX: 31 77 467 3012                  10:00 a.m. at the Company's corporate
(President Mehta Associates)                 e-mail: info@montair.nl              offices, 306 Dividend Drive, Peachtree
(Private Investment Company)                         ---------------              City, Georgia.

                                               Rene Francken
Thomas Graziano                                Managing Director
Director
(President Griffin Environmental               Jack D. Brady, Director
 Company, Inc.)
                                             GRIFFIN ENVIRONMENTAL COMPANY, INC.
Rene C.W. Francken                           7066 Interstate Island Rd.
Director                                     Syracuse NY 13209
(Managing Director, Montair Andersen b.v.)   (315) 451 5300
                                             FAX: (315) 451 2338
Randall Morgan                               e-mail: cleanair@griffinenviro.com
Chief Financial Officer and Secretary                --------------------------

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