Form 10-K, Exhibit 13
period 2002-09-30
CROWN ANDERSEN INC
filed 2003-01-03
CIK 778808

EXHIBIT 13

CROWN ANDERSEN INC.

2002
ANNUAL
REPORT

MESSAGE TO SHAREHOLDERS

After a dramatic return to profitability and revenue growth in fiscal year 2001, we were encouraged about the prospects for fiscal 2002. We believed that the Asian downturn, which had so adversely affected our business, was at an end and the economy seemed very strong. As we were wrapping up our fiscal 2001 results, the September 11, 2001 attack on the United States changed everything. Manufacturing of capital goods virtually ceased. This immediately slowed our incoming orders to the lowest level in the past ten years and even slowed the completion of orders already in progress. Two of our operations (Griffin and Montair) became immediately unprofitable. Only Andersen remained profitable through the first two quarters and that was entirely due to backlog from fiscal 2001. In the third and fourth quarters, all operations were unprofitable and we ended up with the largest annual loss in Company history for fiscal 2002. Of the loss reported, $500,000 was the result of a write down of certain real estate that we are trying to sell. In addition, we substantially reduced the tax benefit amount in the statement of operations because of the risk that we would not earn sufficient income to utilize the full benefit. These items made the loss even larger than operational issues accounted for, but the economic climate is so questionable at the moment, we tried to remove as much optimism as was reasonable from our reported results.

We recognize that such performance is absolutely unacceptable to our investors on a long-term basis and, as one of the largest shareholders, it is unacceptable to me as well. We have reduced staffing levels and elective expenditures by more than 40%. Many of our employees have taken large salary and wage reductions and others have had salaries and wages frozen at 2001 levels. It is possible to return to profitability in the later quarters in 2003, but there will have to be changes in the manufacturing economy worldwide for this to happen. Those changes have not yet occurred.

In summary, it has been an extremely disappointing year for Crown Andersen Inc., but our balance sheet remains strong and we do have orders in hand for 2003. Our stock price is far below book value and this concerns all of us. We believe the balance sheet justifies a higher market valuation. When we return to profitability, we hope to reward long-term shareholders with above average performance and much better news in fiscal 2003 and onward.

Respectfully submitted,

Jack D. Brady President and Chairman

CROWN ANDERSEN INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(In Thousands, Except Per Share Figures)

	Year ended September 30,
	2002	2001	2000	1999	1998
Revenues	$22,104	$28,914	$20,473	$15,680	$14,326
Net Income (Loss)	$(2,942)	$905	$(263)	$(577)	$(1,126)
Earnings (loss) per share	$(1.58)	$0.49	$(0.14)	$(0.33)	$(0.74)
Total Assets	$19,083	$23,202	$20,472	$19,747	$18,084
Long-term debt	$293	$1,162	$824	$19	$—
Cash dividends declared per common share	$—	$—	$—	$—	$—

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

The Company’s pollution control systems (one of two industry segments) include high efficiency air filtration systems, wet scrubbers for particulate and gaseous emission collection, sulfur dioxide removal systems for oil and coal fired steam boilers and steam generators, odor control systems, gas coolers and condensers, mechanical collectors for product recovery, and industrial water and waste water treatment systems.

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

The Company’s products are marketed to various industrial and manufacturing concerns throughout the world by independent sales representatives and by direct employees of the Company. In addition, the Company licenses foreign manufacturers in India and Japan to manufacture and market its equipment in those countries and in adjacent countries. As a percentage of revenues, sales and operations outside the United States accounted for approximately 44% of the Company’s total revenues in fiscal 2002. This compares to approximately 27% of the Company’s total revenues in fiscal 2001 and 2000. Foreign sales for fiscal 2002, 2001 and 2000 totaled approximately $9.8 million, $7.9 million and $5.4 million, respectively.

For information pertaining to revenues, income (loss) before taxes and identifiable assets for each of the Company’s geographic areas for the past three fiscal years, see Note 10 of the Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION

Introduction

Crown Andersen Inc. (Crown Andersen or the Company) is a publicly traded holding company for Andersen 2000 Inc. (Andersen), Griffin Environmental Company, Inc. (Griffin), and, through Andersen, owns all of the outstanding stock of Montair Andersen bv (Montair). The Company is engaged exclusively in the pollution control, product recovery and waste processing equipment businesses.

In fiscal 2002, consolidated revenues decreased 23% to $22.1 million from the $28.9 million in fiscal 2001. For fiscal 2002, the Company reported a loss of $2.9 million as compared to a profit of $905,198 in fiscal 2001. All operations incurred a reduction in revenues in fiscal 2002 as well as a loss from operations. These results are primarily due to the downturn in the capital equipment market during the current year and to unexpected cost overruns on several projects at the Andersen and Montair operations. In addition, the Company recorded a write-down of $500,000 on assets held for resale in Winfield, Kansas.

In fiscal 2001, revenues increased 41% to $28.9 million from $20.5 million in fiscal 2000. The Company reported net income of $905,198 in fiscal 2001, as compared to a net loss of $262,735 in fiscal 2000. The increase in revenues and the $1.2 million increase in net income were entirely attributable to operations at Andersen where revenues almost doubled from $8.5 million to $16.5 million.

Foreign revenues (including export sales by Andersen and sales by Montair) accounted for 44% of total revenues in fiscal year 2002 and 27% in fiscal years 2001 and 2000. Foreign sales transactions are generally guaranteed by bank letters of credit. The Company has little or no foreign currency exposure on sales by Montair as its contracts are payable in Euros, its local currency. As of September 30, 2002, the Company had cumulative currency adjustments of $99,621. This amount has been reflected as a line item in the equity section of the balance sheet. (See “Consolidated Statement of Stockholders’ Equity.”)

The Company is involved in certain litigation. See Note 11 to the Consolidated Financial Statements for a discussion.

Liquidity and Capital Resources

Cash and cash equivalents of $1,457,512 at September 30, 2002 decreased $2,125,809 from the September 30, 2001 balance of $3,583,321. This decrease is primarily due to the $2.9 million loss for the current fiscal year. Cash used for capital expenditures was $190,464 and cash flows provided by financing activities were $316,367 after a $183,182 repayment of debt.

Cash and cash equivalents of $3,583,321 at September 30, 2001 increased $1,078,339 from the September 30, 2000 balance of $2,504,982. The increase was primarily attributable to net income realized in fiscal 2001. Increases in costs and estimated earnings in excess of billings on uncompleted contracts and inventories were offset by increases in payables and accrued expenses. Cash used for investing activities totaled $78,208. This includes capital expenditures of $222,208, partially offset by collection of a note receivable of $144,000. Cash used in financing activities included net repayment of long-term borrowings of $155,445, a pay-off of a line of credit of $370,000, and an offset from issuance of treasury stock of $64,529.

As disclosed in Note 5 to the Consolidated Financial Statements, during 1994 the Company repossessed certain equipment under a lease arrangement. The Company reduced the carrying value of this asset to $490,000 as of September 30, 1998 and it is reflected as equipment held for resale in the accompanying consolidated balance sheet. (See Note 5.) The Company has active negotiations underway for the sale of this equipment. It is anticipated that this equipment will be sold in fiscal 2003.

The Company has pending litigation which is disclosed in Note 11 to the Consolidated Financial Statements. The Company believes that the final resolution of these matters will not result in a material adverse impact on the Company’s financial statements or its operations.

In August 2001, the Company obtained $700,000 in financing from a U.S. bank, a $500,000 mortgage loan and a temporary line of credit of $200,000. The mortgage loan is payable in 34 equal monthly payments of $10,300, including interest at the rate of prime plus 0.75% through July 2004. The $200,000 line of credit expires on December 6, 2003 and bears interest at the rate of prime plus 0.75%. No borrowings had been made under the line of credit at September 30, 2002. The proceeds from the $500,000 mortgage loan were used to pay-off the loan due to a former U.S. bank, and for operating funds. Unless relieved through a loan covenant waiver, the Company may be obligated to accelerate payment on long-term debt of $742,276.

The Company’s cash flow projections for fiscal 2003 indicate that it will generate sufficient funds to finance operations internally. Additional business growth, however, will require outside financing. The inability of the Company to be able to obtain necessary financing in a timely fashion could have an unfavorable impact on the Company’s ability to maintain projected operating levels, to meet certain obligations when they become due, or to grow from 2002 operating levels.

As of September 30, 2002, the Company’s equity in its Montair operation had increased in value by $108,285 from September 30, 2001 as a result of a decrease in the foreign currency translation adjustment, reflecting an 8% decrease in the value of the U.S. Dollar against the Euro.

Results of Operations

Revenues:

Fiscal 2002 revenues of $22,104,132 decreased $6,810,073 or 23% from fiscal 2001 revenues of $28,914,205. Fiscal 2002 revenues for Andersen were $858,000 below 2001 levels, Griffin’s revenues were $4,057,000 below the previous year and Montair’s revenues decreased $1,895,000. The worldwide slowdown in the capital goods market is the primary reason for the reduction in revenue. It is management’s opinion that this reduction is not related to loss of market share. Foreign sales (including Andersen exports and Montair sales) increased to $9.8 million in fiscal 2002 as compared to $7.9 million and $5.4 million for fiscal 2001 and 2000, respectively.

Revenues of $28,914,205 in fiscal 2001 increased $8,440,801 or 41% from fiscal 2000 revenues of $20,473,404. Revenues at Andersen accounted for 94% of the entire revenue increase. Revenues at Montair increased $836,566 and revenues at Griffin decreased $320,422. All changes in revenues are related to the quantity of products sold, not to pricing changes.

The Company continues to pursue business in the international marketplace, especially with the current domestic economy slowdown. For fiscal 2002 domestic revenue accounted for approximately 56% of the Company’s revenues. Due to an increase in domestic business during fiscal 2001 and 2000, domestic revenues accounted for approximately 73% of total revenues in each of these fiscal years.

Total revenues increased $4,793,203 or 31% during fiscal 2000, primarily as a result of a 280% revenue increase reported by Griffin.

Cost of Sales:

Cost of sales decreased $2,058,137 or 9% to $20,729,986 in fiscal 2002. The decrease in cost of sales was not as great as the revenue decrease, resulting in a negative impact on profit margins for fiscal 2002. Unexpected start-up cost overruns on a number of projects was the primary contributing factor. In addition, with the overall slowdown in incoming orders due to the economy, the Company was unable to schedule the execution of projects in a manner which would most efficiently use equipment and people.

Cost of sales increased $6,093,465 or 36% to $22,788,123 in fiscal 2001, primarily as a result of higher revenues. In fiscal 2000, cost of sales increased $3,562,353 or 27% from 1999 levels, also as a result of increases in revenue.

The combined gross margin in fiscal 2002 was 6% as compared to 21% and 18% in fiscal 2001 and 2000 respectively. All operations incurred a negative impact in fiscal 2002 on margins. It is anticipated that with an improvement in the economy, the Company will be able to return to acceptable gross margin levels.

Selling, General and Administrative Costs:

In fiscal 2002, selling, general and administrative costs decreased $315,984 or 7% to $4,170,520. The decrease for this expense was not as much as the revenue decrease due to rate increases for all insurances, increases in legal costs and an increase in sales commissions on contracts during fiscal 2002. In prior years, there were a number of large projects that did not include sales commissions or which carried a low commission rate. Selling, general and administrative costs were 18.8%, 15.5% and 20.2% of revenues for fiscal years 2002, 2001 and 2000, respectively.

Selling, general and administrative costs in fiscal 2001 increased $352,203 or 8.5% to $4,486,504 from the 2000 levels. The increase reflected higher expenditures for salaries and commissions as a result of a significant increase in operating revenues in fiscal 2001. With the exception of commissions, selling, general and administrative costs are generally fixed in nature and do not typically increase in direct proportion to increases in revenue. In fiscal 2000, these expenses increased $659,308 or 19.0% as a result of increases in revenues. Griffin accounted for 49% of the increase.

Interest and Other Income

Total interest and other expense for fiscal 2002 was $104,321. This reflects a reduction in the interest rate during fiscal 2002.

Total interest and other expense was $112,680 for fiscal 2001, compared to income of $47,520 for fiscal 2000. The increase for fiscal 2001 reflected an increase in net interest costs as a result of higher borrowings.

Taxes (Tax Benefit) on Income:

In fiscal 2002, the effective tax expense (benefit) rate was (13.5)%, compared to 40.5% in fiscal 2001 and (14.7)% in fiscal 2000. (See Note 8.)

Deferred tax assets arising from net operating loss carry forwards and a valuation allowance on certain equipment held for resale had a significant contribution to the deferred tax items in fiscal year 2002. Management is uncertain whether sufficient taxable income will be generated in the near future in order to fully realize these net operating loss carry forwards. Accordingly, a valuation allowance has been established to reduce the deferred tax asset.

Net Income (Loss)

Due to the downturn in the capital equipment market in fiscal 2002, the Company reported a net loss of $2,941,542 or $1.58 per share (basic and diluted) compared to net income of $905,198 or $0.49 per share (basic) and $0.44 per share (diluted) for fiscal 2001. For fiscal 2000, the net loss was $262,735 or $0.14 per share (basic and diluted).

In fiscal 2001, Andersen recorded a 94% increase in revenues and accounted for the entire increase in net income. Net income at Montair was $236,290, an increase of $9,942 from fiscal 2000 while Griffin reported net income of $286,207 in fiscal 2001, compared to $286,674 in fiscal 2000. The fiscal 2000 net loss was the result of lower revenues and poor margins realized by Andersen.

The average number of shares outstanding were as follows:

	2002	2001	2000
Basic	1,856,137	1,845,248	1,837,070
Diluted	1,856,137	2,062,314	1,837,070

Effects of Inflation:

During fiscal 2002 and fiscal 2001, the Company did not experience any increases in manufacturing materials and supplies costs in the domestic marketplace. When such cost increases have occurred, the Company has been successful in passing cost increases on to its customers without experiencing any significant erosion in gross margin levels.

Critical Accounting Policies:

The financial statements include the accounts of Crown Andersen Inc. and its subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. When amounts are determined to be uncollectible, they are charged to operations.

The Company contracts are accounted for under the percentage of completion method of accounting. Under this method, the percentage of contract revenue to be recognized currently is based on management’s estimates of costs incurred and an estimate of total estimated costs. Estimates of costs incurred include irrevocable commitments to purchase specialized materials and equipment unique to the project. These estimates are reviewed by management monthly and adjusted accordingly. However, due to uncertainties inherent in the estimation process, actual results could differ from those estimates.

Quantitative and Qualitative Disclosures About Market Risk:

Management has analyzed the quantitative and qualitative aspects of market risk at September 30, 2002

At September 30, 2002 the Company was not invested in any material balances of market risk sensitive instruments held for either trading purposes or for purposes other than trading. As a result, the Company is not subject to interest rate risk, commodity price risk, or other relevant market risks, such as equity price risk. The domestic operations of the Company have very few transactions in foreign currency and therefore have limited risk to foreign currency fluctuation. The foreign operations operate primarily in the Euro currency and have limited risk to currency fluctuations.

The Company invests cash balances in excess of operating requirements. At September 30, 2002 the Company had outstanding borrowings payable. The Company believes that the effect, if any, of reasonably possible near-term changes in interest rates or foreign currency exchange rates on the Company’s financial position, results of operations and cash flows should not be material.

Disclosure Controls and Procedures:

Under the supervision and with the participation of the Company’s Chairman and Chief Executive Officer, and Chief Financial Officer (its principal executive officer and principal financial officer), management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures within 90 days of the filing of this annual report. Based on that evaluation, the Chairman and Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

Forward-Looking Statements

Certain forward-looking statements are made in this Management’s Discussion and Analysis and in the Message to Shareholders in this Annual Report. The Company’s results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management’s current views and assumptions, and involve risks and uncertainties that significantly affect expected results. For example, operating results may be affected by external factors. Such factors include, but are not limited to, changes in the regulatory environment, general conditions in the environmental industry, the Company’s competitive position, and economic conditions in international markets.

CROWN ANDERSEN INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,
	2002	2001
ASSETS (Note 7)
CURRENT:
Cash and cash equivalents (Note 1 – D)	$1,457,512	$3,583,321
Receivables:
Trade, less allowance of $246,200 and $266,791 for doubtful accounts (Note 1 – E)	4,382,782	4,708,468
Other	26,227	18,026
Costs and estimated earnings in excess of billings on
uncompleted contracts (Note 2)	3,509,009	4,195,979
Inventories (Notes 1 – H and 3 )	2,507,242	3,036,091
Refundable income taxes (Notes 1 – L and 8)	955,436	—
Prepaid expenses	132,587	159,374
Current maturities of long-term receivable (Note 4)	—	256,650
Deferred income taxes (Notes 1 – L and 8)	—	247,126

TOTAL CURRENT ASSETS	12,970,795	16,205,035

LONG-TERM RECEIVABLE, net of discount of $163,364 (Note 4)	1,132,636	875,986
PROPERTY AND EQUIPMENT, less accumulated depreciation (Notes 1 – J and 6)	2,680,579	2,722,928
DEFERRED INCOME TAXES (Notes 1 – L and 8)	—	543,323
PROPERTY AND EQUIPMENT HELD FOR SALE (Notes 1 – J and 5)	1,490,000	1,990,000
GOODWILL, net of accumulated amoritization of $233,923 and $168,923 (Notes 1 – K and 1 – G)	650,000	715,000
OTHER ASSETS	159,426	149,867

TOTAL ASSETS	$19,083,436	$23,202,139

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Line of Credit (Note 7)	$470,000	$—
Accounts payable	4,644,626	6,170,961
Accruals:
Income taxes (Notes 1 – L and 8)	—	61,645
Compensation	596,922	611,512
Warranty (Note 1 – P)	280,829	387,000
Miscellaneous	952,564	482,915
Billings on uncompleted contracts in excess of cost and estimated earnings (Note 2)	220,600	196,000
Current maturities of long-term debt (Note 7)	849,396	155,078
Deferred income taxes (Notes 1 – L and 8)	—	387,321

TOTAL CURRENT LIABILITIES	8,014,937	8,452,432

LONG-TERM DEBT, less current maturities (Note 7)	293,387	1,161,565

TOTAL LIABILITIES	8,308,324	9,613,997

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS’ EQUITY: (Note 9)
Common Stock, $.10 par; shares authorized 20,000,000; issued 1,875,918; outstanding 1,857,669 and 1,855,217	187,592	187,592
Additional paid-in capital	3,836,572	3,836,572
Treasury stock; 18,249 and 20,701 shares, at cost	(177,919)	(198,146)
Retained earnings	7,028,488	9,970,030
Foreign currency translation adjustment	(99,621)	(207,906)

TOTAL STOCKHOLDERS' EQUITY	10,775,112	13,588,142

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,083,436	$23,202,139

See accompanying Notes to Consolidated Financial Statements

CROWN ANDERSEN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF OPERATIONS:

	YEAR ENDED SEPTEMBER 30,
	2002	2001	2000
REVENUES:
Contracts	$20,472,030	$27,190,921	$18,783,076
Sales	1,632,102	1,708,220	1,676,370
Other	—	15,064	13,958

	22,104,132	28,914,205	20,473,404

Cost of contracts and sales	20,729,986	22,788,123	16,694,658

GROSS PROFIT	1,374,146	6,126,082	3,778,746

Selling, general and administrative	4,170,520	4,486,504	4,134,301
Interest and other	104,321	112,680	(47,520)
Write-down of equipment held for resale	500,000	—	—

	4,774,841	4,599,184	4,086,781

Income (loss) from operations before taxes on income	(3,400,695)	1,526,898	(308,035)
Taxes (Tax Benefit) On Income (Loss) (Notes 1-L and 8)	(459,153)	621,700	(45,300)

NET INCOME (LOSS)	$(2,941,542)	$905,198	$(262,735)

Weighted Average Number of Shares – Basic	1,856,137	1,845,248	1,837,070
Weighted Average Number of Shares – Diluted	1,856,137	2,062,314	1,837,070
EARNINGS (LOSS) PER SHARE:
BASIC	$(1.58)	$0.49	$(0.14)
DILUTED	$(1.58)	$0.44	$(0.14)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS):
	YEAR ENDED SEPTEMBER 30,
	2002	2001	2000
Net Income (Loss)	$(2,941,542)	$905,198	$(262,735)
Other Comprehensive Income Foreign Currency Translation Adjustment	108,285	56,958	(306,364)

COMPREHENSIVE INCOME (LOSS)	$(2,833,257)	$962,156	$(569,099)

See accompanying Notes to Consolidated Financial Statements

CROWN ANDERSEN INC. AND SUBSIDIARIES
CONSOLDIATED STATEMENTS OF STOCKHOLDER’S EQUITY
YEARS ENDED SEPTEMBER 30, 2000, 2001 AND 2002

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Foreign Currency Translation Adjustment	Total
	Shares	Amount
BALANCE, SEPTEMBER 30, 1999	1,832,939	$187,364	$3,826,301	$9,327,567	$(270,235)	$41,500	$13,112,497
Net Loss	—	—	—	(262,735)	—	—	(262,735)
Sale of stock	2,283	228	10,271	—	—	—	10,499
Issuance of treasury stock	3,392	—	—	—	7,560	—	7,560
Change in translation adjustment	—	—		—	—	(306,364)	(306,364)

BALANCE, SEPTEMBER 30, 2000	1,838,614	187,592	3,836,572	9,064,832	(262,675)	(264,864)	12,561,457
Net Income	—	—	—	905,198	—	—	905,198
Issuance of treasury stock	16,603	—	—	—	64,529	—	64,529
Change in translation adjustment	—	—	—	—	—	56,958	56,958

BALANCE, SEPTEMBER 30, 2001	1,855,217	187,592	3,836,572	9,970,030	(198,146)	(207,906)	13,588,142
Net Loss	—	—	—	(2,941,542)	—	—	(2,941,542)
Issuance of treasury stock	2,452	—	—	—	20,227	—	20,227
Change in translation adjustment	—	—	—	—	—	108,285	108,285

BALANCE, SEPTEMBER 30, 2002	1,857,669	$187,592	$3,836,572	$7,028,488	$(177,919)	$(99,621)	$10,775,112

See accompanying Notes to Consolidated Financial Statements.

CROWN ANDERSEN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(2,941,542)	$905,198	$(262,735)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	325,827	325,575	341,028
Write-down of assets held for resale	500,000	—	—
Change in operating assets and liabilities:
Trade and long-term receivables	409,124	151,907	(1,398,961)
Refundable income taxes	(955,436)	—	17,171
Costs and estimated earnings in excess of billings on uncompleted contracts	686,970	(2,109,972)	549,317
Inventories	615,598	(390,294)	(349,774)
Prepaid expenses	28,811	(10,736)	444
Accounts payable	(1,637,837)	1,945,736	573,327
Deferred income taxes	403,128	443,055	(282,044)
Accrued expenses	264,690	250,343	318,240
Billings on uncompleted contracts in excess of costs and estimated earnings	24,600	79,194	116,806
Other	5,551	(16,974)	(80,853)

Cash provided by (used in) operating activities	(2,270,516)	1,573,032	(458,034)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash released from restrictions	—	—	1,036,000
Collection of long-term receivable	—	144,000	—
Capital expenditures	(190,464)	(222,208)	(347,135)

Cash provided by (used in) investing activities	(190,464)	(78,208)	688,865

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on line of credit	470,000	(370,000)	250,000
Payments on notes payable	9,322	—	(273,171)
Proceeds from issuance of long-term debt	—	500,000	850,000
Repayment of long-term debt	(183,182)	(655,445)	(179,921)
Issuance of common stock	—	—	10,499
Issuance of treasury stock	20,227	64,529	7,560

Cash provided by (used in) financing activities	316,367	(460,916)	664,967

EFFECT OF EXCHANGE RATE ON CHANGES ON CASH	18,804	44,431	(44,332)

CASH AND CASH EQUIVALENTS:
Net increase (decrease) during the period	(2,125,809)	1,078,339	851,466
Balance at beginning of the period	3,583,321	2,504,982	1,653,516

BALANCE AT END OF PERIOD	$1,457,512	$3,583,321	$2,504,982

See accompanying Notes to Consolidated Financial Statements

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.     NATURE OF BUSINESS

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

B.    PRINCIPLES OF CONSOLIDATION AND FINANCIAL STATEMENT PRESENTATION

The financial statements include the accounts of Crown Andersen Inc. and its subsidiaries discussed above. All material intercompany accounts and transactions have been eliminated in consolidation.

C.    FOREIGN CURRENCY TRANSLATION

Foreign currencies have been translated into United States dollars for inclusion in the financial statements under the provisions of Statement No. 52 of the Financial Accounting Standards Board. Accordingly, assets and liabilities of Montair are translated using the exchange rate in effect at the balance sheet date. Results of operations of Montair are translated using the average exchange rates prevailing throughout the period. The effect of the difference in these rates is included in stockholders’ equity as the foreign currency translation adjustment.

D.    CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of less than three months to be cash equivalents.

E.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. When amounts are determined to be uncollectible, they will be charged to operations.

F.    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

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

Certain Significant Estimates and Vulnerability Due to Certain Concentrations

The following are significant estimates made by management:

The Company contracts are accounted for under the percentage of completion method of accounting. Under this method, the percentage of contract revenue to be recognized currently is based on management’s estimates of costs incurred and an estimate of total estimated costs. Estimates of costs incurred include irrevocable commitments to purchase specialized materials and equipment unique to the project. These estimates are reviewed by management monthly and adjusted accordingly. However, due to uncertainties inherent in the estimation process, actual results could differ from those estimates.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Due to the relatively large nature of the Company’s typical contract, individual contracts may represent significant portions of trade receivables and costs and estimated earnings in excess of billings on completed contracts. During fiscal 2002, the Company recognized revenues on seven projects from one customer that represented 21% of the revenues for the year. The Company had seven contracts with one customer that accounted for approximately 27% of total revenues recognized during fiscal 2001. And in fiscal 2000 there were three customers that accounted for approximately 23% of total revenues.

At September 30, 2002, approximately $870,000 of $1,800,000 in inventories related to a December 1995 acquisition of a former competitor’s product line which remained on the Company’s balance sheet. Management has identified and made proposals to customers that can use this inventory and believes no loss will be incurred on its disposition.

Crown Andersen’s policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. No amounts were charged to operations during 2002, 2001 or 2000. The Company believes that this equipment will be sold in the near future and no loss or significant disposal costs will be incurred upon disposal. (See Note 5.)

At September 30, 2002, the Company holds property and equipment with an estimated carrying value of $1,000,000 received from a settlement of certain outstanding litigation during a prior year. Management has based this estimated valuation on the results of marketing this property to interested third parties. During fiscal 2002, the Company reduced the carrying value of this asset by $500,000 as a result of the current economy and to hopefully sell it during fiscal 2003.

The Company is involved in certain litigation which may result in losses to the Company. (See Note 11.)

G.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s principal financial instruments, as contemplated under SFAS No. 107, are represented by its costs and estimated earnings in excess of billings on uncompleted contracts, inventories, trade and long-term receivables, line of credit and notes payable. The majority of the Company’s receivables are short-term in nature and bear interest at rates which approximate current market rates, that is, rates at which the Company currently renews or extends funds. The Company’s line of credit and notes payable bear interest at rates which change periodically with market interest rates and accordingly, carrying value is deemed to approximate fair value. The Company’s long-term note receivable is recorded at fair value and bears interest at 8%, which approximates market rates on similar instruments.

H.    INVENTORIES

Inventories are valued at the first-in, first out (FIFO) basis and consists of incineration equipment, raw materials and supplies to be used on job sites. Maintenance and office supplies are not inventoried. When necessary, management records a provision to reduce inventories to their net realizable value less costs to dispose. In management’s opinion, no such provision is necessary in fiscal 2002 or 2001.

I.    REVENUE RECOGNITION

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

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

J.    PROPERTY, EQUIPMENT AND DEPRECIATION

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

K.    GOODWILL

Goodwill represents the excess of the purchase price of acquired subsidiaries over the fair market value of the subsidiaries’ assets and liabilities. The Company’s operational policy for the assessment and measurement of any impairment in the value of goodwill is to evaluate the recoverability and remaining life and determine whether it should be completely or partially written off or the amortization period accelerated. The Company will recognize an impairment if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount. The amount of the impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

L.    TAXES ON INCOME

Income taxes are calculated using the liability method specified by Statement of Accounting Standards No. 109, “Accounting For Income Taxes”. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred tax assets are reflected net of valuation allowances, if any, if it is more likely than not that such assets will be realized.

U.S. income taxes are not provided on the accumulated undistributed earnings of Montair as it is the Company’s intention to indefinitely reinvest such earnings and not to transfer them in a taxable transaction. The deferred taxes attributable to the undistributed earnings of Montair are not significant.

M.    STOCK OPTIONS AND WARRANTS

Proceeds from the sale of common stock issued on exercise of options and warrants are credited to common stock at par value, and the excess amounts received and tax benefits are credited to additional paid-in capital at the time the options and warrants are exercised.

The Company adopted the disclosure-only positions of SFAS No. 123, “Accounting for Stock Based Compensation,” but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans for options issued to employees. The adoption of SFAS No. 123 did not have any material effect on the Company’s earnings for the periods presented in these financial statements.

N.    EARNINGS PER SHARE

Earnings per share are computed on the basis of the weighted average number of shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the later of the beginning of each year or the time of issuance and that the proceeds are used to purchase shares of the Company’s common stock at the average market price during the period. For the years ended September 30, 2002, 2001 and 2000, there were 548,751, 570,751, and 306,788 of potentially dilutive weighted average shares outstanding, respectively.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

O.    RESEARCH AND DEVELOPMENT

Research and development expenditures are expensed in the year incurred. For the periods presented there were no research and development expenditures.

P.    WARRANTY COSTS

The Company warrants its products generally for a period of one year after shipment or installation. Provision for estimated warranty cost is recorded at the time of installation.

Q.    EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan in which all employees can contribute a portion of their pre-tax wages into investment accounts for retirement. The contributions are matched by the Company at 30% of the first 6% of employee contributions and then at 10% on the next 1% of employee contributions. The Company has charged plan contributions to operations when due and has funded the plan accordingly. No additional contributions are required, but the Company can make contributions from profits at its discretion. Contributions for 2002, 2001 and 2000 totaled $20,227, $18,140, and $18,204, respectively.

R.    STATEMENTS OF CASH FLOWS

Cash and cash equivalents include interest bearing checking accounts and bank certificates of deposit with original maturities of three months or less. Cash paid for interest was approximately $140,400, $112,680, and $112,592 for the years ended September 30, 2002, 2001 and 2000, respectively. Income taxes paid were $65,000 in 2002, $35,000 in 2001 and $45,000 in 2000.

S.    IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

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

•
All business combinations initiated after June 30, 2001, must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

•
Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

•
Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective October 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

•	Effective October 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
•	All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company continued to amortize goodwill and intangible assets recognized prior to July 1, 2001, under its current method until October 1, 2002, at which time annual and quarterly goodwill amortization of $60,000 and $15,000 will no longer be recognized. By September 30, 2003, the Company will have completed a transitional fair value based impairment test of goodwill as of October 1, 2002. By December 31, 2002, the Company will have completed a transitional impairment test of all intangible assets with indefinite lives. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended December 31, 2002, as a cumulative effect of a change in accounting principle.

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not anticipate any material effect from adoption of this pronouncement.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not anticipate any material effect from adoption of this pronouncement.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associates with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe SFAS 146 will have a material effect on its financial statements.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.    CONTRACTS IN PROGRESS

Information relative to contracts in progress is as follows:

	September 30,
	2002	2001
Costs	$24,481,312	$14,880,145
Estimated earnings	5,570,128	4,836,163
Billings applicable thereto	(26,763,031)	(15,716,329)

Net Amount	$3,288,409	$3,999,979

Included in the accompanying balance sheets in:
Current assets	$3,509,009	$4,195,979
Current liabilities	(220,600)	(196,000)

Net Amount	$3,288,409	$3,999,979

NOTE	3. INVENTORIES

Inventories were $2,507,242 and $3,036,091 as of September 30, 2002 and September 30, 2001, respectively. Included in inventories at September 30, 2002 and 2001 is approximately $870,000 related to incineration equipment purchased from a former competitor.

NOTE	4. LONG-TERM RECEIVABLE

On July 10, 2000, the Company entered into a settlement agreement with a certain customer to resolve a dispute under a contract executed in fiscal year 1996. Under terms of the agreement the Company was to receive $1,800,000 in two equal payments of $180,000 each in July and August 2000, plus ten semi-annual payments of $144,000 plus interest at 5% per annum commencing on April 1, 2001, and payable through October 1, 2005. The Company has recorded a $163,364 discount on the note to account for the effects of the difference between the 5% interest rate stated in the agreement and the estimated fair market rate (8%) for agreements issued under similar terms. Amortization of approximately $17,500 on the discount is reflected in the financial statements as of September 30, 2001. The note has been guaranteed by the customer’s parent company. Under terms of the agreement the customer agreed to cancel a performance bond of $1,036,000 which was previously guaranteed under a letter of credit with a bank.

The Company received the first three scheduled payments through April 1, 2001. During the period April 1, 2001 through September 30, 2001, the customer and the Company agreed on a selection of equipment to meet performance standards established in the Settlement Agreement. As per the Agreement, the cost of this equipment was to be equally absorbed by the customer and the Company. When the October 2001payment was not received as scheduled, Andersen advised the customer that it was in default of the Settlement Agreement and after several unsuccessful attempts to resolve the matter, Andersen filed for arbitration in accordance with the Settlement Agreement. It is management’s opinion that Andersen will be successful in arbitration and will receive the amounts due on this payment sometime during fiscal 2003.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE	5. PROPERTY AND EQUIPMENT HELD FOR SALE

On September 30, 1992, the Company sold a soil processor unit under a financing-type lease arrangement. As a result of the customer’s default during 1994, the Company terminated the lease, repossessed the equipment, reclassified the asset as equipment held for sale, and reduced its carrying value from approximately $2.1 million to $1.8 million. The Company employs an outside appraiser to review the carrying value of this unit on a periodic basis. During fiscal year 1998, the carrying value of the equipment was reduced to $490,000 and $180,000 was charged to operations.

During fiscal 1998, the Company settled the litigation over principal and interest for certain Kansas property formerly occupied by Struthers Thermo-Flood Corporation, a former Crown Andersen subsidiary. Under terms of the settlement, the Company paid $1,630,000 in cash and issued a one-year, non-interest bearing promissory note in the amount of $670,000, which was paid in 1999. In exchange, the Company received the rights (without further obligation) to transfer title of this property to a purchaser or to the Company. The estimated value of these assets was $1,500,000. This transaction was recorded as of June 30, 1998 and the Company recognized a loss of approximately $900,000. The Company’s September 30, 2001 balance sheet includes these assets as Aproperty and equipment held for sale.” Due to the current downturn in the economy and in an effort to sell this property, the Company in fiscal 2002 reduced the carrying value to $1,000,000.

NOTE	6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	September 30,
	2002	2001
Land	$777,293	$779,742
Buildings	2,510,319	2,364,350
Machinery and equipment	1,365,897	1,249,669
Office furniture and fixtures	1,392,939	1,310,683
Vehicles	29,681	29,557

	6,076,129	5,734,001
Less accumulated depreciation	(3,395,550)	(3,011,073)

Net property and equipment	$2,680,579	$2,722,928

Depreciation expense amounted to $290,827, $312,094, and $282,099 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.    BORROWED FUNDS

Long-term debt consisted of the following:

	September 30,
	2002	2001
Note payable to a bank in 34 monthly payments of $10,300 including interest at the prime rate plus 0.75% with a final balloon due July 27, 2004.	$395,507	$492,721

Mortgage note payable to a bank in 60 monthly payments of $11,417 including interest at the fixed rate of 10.39%, final balloon payment due October 1, 2005, collateralized by Griffin’s facility.	742,276	798,922
Other	5,000	25,000

TOTAL	1,142,783	1,316,643
Less current maturities	849,396	155,078

	$293,387	$1,161,565

All assets of the U.S. Company are pledged as collateral on the note payable and the U.S. revolving line of credit.

In August 2001, the Company obtained $700,000 in financing from a U.S. bank, a $500,000 mortgage loan and a temporary line of credit of $200,000. This mortgage loan is payable in 34 equal installments of $10,300, including interest at the rate of prime plus 3/4% through July 2004. The $200,000 line of credit expires on December 6, 2003, and bears interest at the rate of prime plus 3/4%. No borrowings had been made under the line of credit at September 30, 2002. The proceeds from the $500,000 mortgage loan were used to pay off a loan due to another U.S. bank, and for operating funds. In September 2000, the Company obtained a mortgage loan of $850,000 collateralized by Griffin’s property.

A subsidiary of the Company has a $500,000 line of credit with another U.S. bank. This line is self-renewing, unsecured and carries an interest rate of prime plus 3/4%. As of September 30, 2002 there was $470,000 borrowed against this line. The Company also has a $400,000 line of credit at a Dutch Bank. Property and equipment, inventories and trade accounts receivables at Montair are pledged as collateral to one Dutch bank for the Dutch line of credit. No borrowings had been made against this line as of September 30, 2002.

The weighted average interest rate on the U.S. line-of-credit was approximately 9.00% during 2002 and 2001. In connection with the U.S. bank credit agreement, the Company is required to maintain certain financial statement covenants. The Company’s U.S. bank line-of-credit and term loan limits the Company’s ability to pay dividends on its stock, purchase treasury stock, or sell assets which constitute collateral, so long as any of the collateralized obligations remain unpaid or the agreement is in effect. As of September 30, 2002, the Company was in violation of a certain financial covenant. Accordingly, long-term debts of $742,276 have been reclassified to short-term, as the bank has the right to accelerate payment of the debt. The Company anticipates obtaining a loan waiver to relieve this violation.

Interest expense charged to operations during fiscal 2002, 2001 and 2000 was approximately $140,400, $198,000, and $112,600, respectively. Future maturities of long-term debt are as follows:

Year Ending September 30,
2003	$164,400
2004	458,500
2005	519,883

$1,142,783

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.        TAXES ON INCOME

The components of income (loss) before taxes on income consisted of the following:

	Year Ended September 30,
	2002	2001	2000
U.S. Operations	$(2,461,319)	$1,177,708	$(645,947)
The Netherlands Operations	(939,376)	347,190	337,912

	$(3,400,695)	$1,524,898	$(308,035)

Significant components of the provision for income taxes are as follows:

	Year Ended September 30,
	2002	2001	2000
Current Expense (Benefit):
Federal	$(527,482)	$35,100	$(19,977)
Foreign	(334,800)	111,600	248,822
State	—	28,000	22,399

	(862,282)	174,700	251,244

Deferred Expense (Benefit):
Federal	360,694	400,000	(148,185)
Foreign	—	—	(130,553)
State	42,435	47,000	(17,806)

	403,129	447,000	(296,544)

Total taxes (benefit) on income	$(459,153)	$621,700	$(45,300)

Deferred income taxes reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

	September 30, 2002		September 30, 2001
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Basis in Kansas building	$—	$59,517	$—	$249,517
Federal net operating loss	171,339	—	—	—
State net operation loss	82,222	—	—	—
Valuation allowance – equipment held for sale	543,323	—	543,323	—
Warranty accrual	89,680	—	—	(105,260)
Depreciation	—	234,682	—	243,064
Compensation accruals	108,579	—	162,471	—
Allowance for accounts receivables, inventories and other	114,551	—	84,655	—

	$1,109,694	$294,199	$790,449	$387,321

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.    TAXES ON INCOME (continued)

The net deferred tax amounts are as follows:

	2002	2001
Deferred Tax Assets	$1,109,694	$790,449
Deferred Tax Liabilities	(294,199)	(387,321)

	815,495	403,128
Valuation Allowance	(815,495)	—

Net Deferred Tax Assets	$—	$403,128

The effective tax rates on net income (losses) before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

	Year ended September 30,
	2002	2001	2000
Taxes (benefit) at statutory rate	(34.0)%	34.0%	(34.0)%
Increase (reduction) in taxes realized from:
Foreign tax difference	(0.4)	(0.4)	1.1
State income taxes, net of federal tax benefit	(2.9)	3.2	(1.5)
Permanent differences	1.0	1.7	19.7
Increase in valuation allowance	22.2	—	—
Increase in valuation allowance	0.6	2.0	—

Other	(13.5)%	40.5%	(14.7)%

Management believes that it is more likely than not that sufficient taxable income will not be generated in future years in order to fully realize the deferred tax asset. Consequently, a valuation allowance for deferred tax assets has been reflected in the financial statements. The federal and state loss carryforwards of $253,561 expire in 2022 if not utilized.

NOTE 9.    STOCK OPTIONS AND WARRANTS

Crown Andersen has an employee incentive stock option plan and a director’s stock warrant plan. The incentive plan is limited to employees, and options granted thereunder are exercisable upon issuance and expire five years from the date of grant. The directors stock warrant plan is to compensate non-employee directors for their services on the Board and committees of the Board. Under the plan, each non-employee director has the right to purchase warrants granted by the Warrant Committee for shares of common stock. Warrants for the purchase of shares vest ratably over five years until all warrants are vested. No warrants to purchase shares of common stock were granted during fiscal year ended September 30, 2002 and 2001. At September 30, 2002, 190,000 warrants were vested.

During fiscal year ended September 30, 2002, there were no options granted, but 22,000 options did expire during the year. During fiscal year ended September 30, 2001, options to purchase 40,000 shares were granted to a key employee and options to purchase 15,482 were exercised by key employees. In addition, options to purchase 25,000 shares expired during the fiscal year. During fiscal 2000, options to purchase 6,950 shares were exercised by a key employee. No options to purchase shares were granted during fiscal 2000. As of September 30, 2002, there were options to purchase 270,751 shares outstanding under the Incentive Stock Option Plan at an average exercise price of $4.38 and warrants to purchase 300,000 shares of common stock at an average price of $4.45.

The Company has adopted the disclosure-only provision of SFAS No. 123, “Accounting for Stock-Based Compensation.” The fair value of stock options granted in each earnings per share disclosure presented is the estimated present value at the grant date using the Black-Scholes option pricing model. For fiscal year 2001, the following weighted average assumptions were used: zero dividend yield; expected volatility of 45%; risk free interest rate of 4.00%; and

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expected option life of five years. For fiscal 2002, the following assumptions were used: zero dividend yield; expected volatility of 70%; risk free interest of 4.00%; and expected life of five years. Proforma effects on net income would be to reduce earnings by $114,863 in 2001 and $70,943 in 2002. Accordingly, the effects on earnings per share would result in a calculated balance of $ 0.43 per share basic and $0.38 per share diluted for 2001 and $0.18 per share basic and diluted for 2002. Options to purchase 40,000 shares were granted in fiscal year 2001. There were no options granted in year’s 2000 or 2002.

NOTE 9.    STOCK OPTIONS AND WARRANTS

The following table summarizes the activity on stock options and warrants:

	Stock Options		Stock Warrants
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price
Outstanding, September 30, 1999	309,900	$4.44	300,000	$5.94
Exercised	(6,950)	4.36	—	—
Expired or Cancelled	(31,717)	4.60	—	—

Outstanding, September 30, 2000	271,233	4.42	300,000	4.45
Granted	40,000	4.13	—	—
Exercised	(15,482)	4.41	—	—
Expired or Cancelled	(25,000)	4.60	—	—

Outstanding, September 30, 2001	270,751	4.38	300,000	4.45
Expired or Cancelled	(22,000)	4.39	—

Outstanding, September 30, 2002	248,751	$4.38	300,000	$4.45

Weighted average fair value of options granted during the year ended:

September 30, 2001	$165,000

The weighted average remaining life of options and warrants outstanding at September 30, 2002 and 2001 was 4.4 years. The range of exercise prices was $4.13 – $4.60.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.    SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company operates in two industry segments: pollution control systems and dust collectors. Information regarding the Company’s geographic segments of its operations is set forth below.

	Year Ended September 30,
	2002	2001	2000
	(In Thousands)
Revenues:
U.S. operations
Domestic	$12,264	$21,044	$15,041
Export	6,458	2,592	991
The Netherlands operations	3,382	5,278	4,441

Total	$22,104	$28,914	$20,473

Income (loss) before taxes:
U.S. operations	$(2,461)	$1,178	$(646)
The Netherlands operations	(940)	349	338

Total	$(3,401)	$1,527	$(308)

Identifiable assets:
U.S. operations	$17,362	$19,750	$17,404
The Netherlands operations	2,770	3,452	3,068

Total	$20,132	$23,202	$20,472

In fiscal year 2002 one customer accounted for 21% of the Company’s revenues, during fiscal year 2001 one customer accounted for 27% of the Company’s consolidated revenues and in fiscal 2000 there were three customers that accounted for 23% of total revenues. It is management’s opinion that the loss of such customers would not have a material adverse effect of the Company’s operations. Historically, the Company has not been dependent on repetitive business.

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

The accounting policies of the segments are the same as those described in the summary of accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes. Intersegment sales and transfers are accounted for at current market prices. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.    SEGMENT INFORMATION AND MAJOR CUSTOMERS (continued)

Key financial data by segment: (in thousands)

	Year Ended September 30,
	2002			2001
	Pollution Control/ Incinerator	Dust Collection	Total	Pollution Control/ Incinerator	Dust Collection	Total
Revenues from customers	$18,909	$3,195	$22,104	$21,662	$7,252	$28,914
Intersegment revenues	105	127	232	—	119	119
Depreciation and amortization	389	102	491	219	99	318
Segment pre-tax income (loss)	(2,560)	(841)	(3,401)	1,058	469	1,527
Segment assets	19,951	2,132	18,083	18,789	2,913	21,702
Expenditures for segment assets	335	64	399	125	222	347

Reconciliation of segments assets to total consolidated assets:

Segment assets	$18,083
Property held for sale (unallocated to segment)	1,000

Total Consolidated Assets	$19,083

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

(b) The Company has a five-year consulting agreement with a director and owner of 300,000 shares of the Company stock acquired in a private placement. Under this consulting agreement the director will be paid a monthly fee of $5,000 or 0.5% of the market value of the 300,000 shares of Common Stock, whichever is greater. These fees in 2002, 2001 and 2000 were $106,800, $108,975 and $116,109, respectively.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.    COMMITMENTS AND CONTINGENCIES (continued)

(c) The Company has the following pending or threatened litigation and unasserted claims or assessments pending as of September 30, 2002:

Georgia Gulf Corporation v. Andersen 2000 Inc.  On October 16, 1996, Georgia Gulf Corporation (“Georgia Gulf”) filed suit against Andersen, alleging that Andersen violated a contractual agreement by and between parties, dated on or about November 9, 1990, pursuant to which Andersen agreed to design, supply and install a natural gas and hazardous liquid waste fired boiler at the Georgia Gulf plant in Plaquemine, Louisiana. Georgia Gulf alleges that Andersen warranted that the project would be free from defects in material and workmanship and would perform in accordance with the project specifications. Georgia Gulf further alleges that the project was defective as to its design, workmanship and/or materials, and, as a result, failed to perform in accordance with the project specifications so as to constitute a breach of warranty and a breach of contract by Andersen, resulting in damages to Georgia Gulf in excess of $10,000,000. The $10,000,000 figure is a modification of the former $3,000,000 claim as prayed for in Georgia Gulf’s original complaint.

Relying in part on allegations made in the related federal lawsuit filed by Andersen against the Nebraska Boiler Company, Georgia Gulf moved for partial summary judgment on issue of liability. The District Court granted Georgia Gulf’s motion and rendered summary judgment in favor of Georgia Gulf on June 18, 1997 on the issue of liability only. On October 29, 1997, Andersen filed its original brief to the Court of Appeals for the First Circuit in Louisiana alleging that jury questions remain as to various affirmative defenses. Subsequent to the Court’s granting of summary judgment in its favor and after Andersen filed its Notice of Appeal, Georgia Gulf filed an Amendment Complaint on October 15, 1997. In its Amended Complaint, Georgia Gulf increased the amount of damages it is seeking to include both past and future lost profits in the amount of $10,000,000 allegedly resulting from the shutdown of the boiler for repair work. In addition, Georgia Gulf added Andersen’s insurance carrier, Twin City Fire Insurance Company, as a defendant to this action.

On September 25, 1998, the Court of Appeals reversed the trial court’s grant of summary judgment in favor of Georgia Gulf. The ruling was based on the existence of genuine issues of fact which remain for jury’s resolution. The Louisiana Supreme Court has rejected Georgia Gulf’s request for review of the Court of Appeals’ ruling. Andersen filed its own motion for summary judgment on November 26, 2001, based upon a number of affirmative defenses raised in its Answer.

On October 16, 2002, the trial court denied Andersen’s Motion for Summary Judgment. This matter is now on appeal to the Louisiana Court of Appeals. Counsel has some degree of confidence that the Court of Appeals will reverse the trial court’s denial of summary judgment and put an end to this matter. The Company believes that the final resolution of this matter will not result in a material adverse effect on the Company’s financial statements or its operations.

The Company is involved in various additional litigation matters arising in the ordinary course of business. Management believes that the final resolution of these matters will not result in a material adverse effect on the Company’s financial statements and its operations.

CROWN ANDERSEN INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.    QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company’s stock. The share prices represent the reported high and low closing sale prices.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended September 30, 2002:
Net Sales	$5,965,864	$6,176,841	$4,621,977	$5,339,450
Expenses (net of interest and other)	6,427,453	6,096,092	5,738,810	6,638,151
Net income (loss)	(320,186)	28,617	(743,716)	(1,906,257)

Earnings (loss) per share
Basic	$(0.17)	$0.02	$(0.40)	$(1.03)
Diluted	(0.17)	0.01	(0.40)	(1.03)
Share prices
High	$8.25	$8.50	$6.75	$5.60
Low	5.75	5.05	5.40	3.05

Fiscal Year Ended September 30, 2001:
Net Sales	$7,781,271	$6,648,067	$6,209,341	$8,275,526
Expenses (net of interest and other)	7,497,784	6,338,711	5,866,412	7,571,720
Net income	163,795	163,957	184,707	392,739

Earnings per share
Basic	$0.09	$0.09	$0.10	$0.21
Diluted	0.09	0.08	0.09	0.19

Share prices
High	$5.44	$6.38	$7.06	$8.14
Low	4.25	6.06	6.18	5.95

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
of Crown Andersen Inc.
Peachtree City, Georgia

We have audited the accompanying consolidated balance sheets of Crown Andersen Inc. and Subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows as of and for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc., and Subsidiaries as of September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for the year ended September 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

/S/ GRANT THORNTON, LLP

Atlanta, Georgia
December 13, 2002

Board of Directors and Stockholders
of Crown Andersen Inc.
Peachtree City, Georgia

We have audited the accompanying consolidated statements of loss and comprehensive loss, stockholders’ equity and cash flows of Crown Andersen, Inc. and Subsidiaries for the year ended September 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepting auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, stockholders’ equity and cash flows of Crown Andersen Inc. and Subsidiaries for the year ended September 30, 2000, in conformity with generally accepting accounting principles

/S/ BDO Seidman, LLP
Atlanta, Georgia
December 14, 2000

COMMON STOCK INFORMATION (UNAUDITED)

The Company’s common stock is traded in the NASDAQ National Market System under the NASDAQ symbol “CRAN”. The following table shows the quarterly high and low closing sale prices of the Company’s common stock for the past two fiscal years as reported by NASDAQ. The Company had approximately 173 shareholders of record as of September 30, 2002, in addition to approximately 1,800 beneficial holders.

	Year Ended September 30, 2002		Year Ended September 30, 2001
	High	Low	High	Low
FISCAL QUARTER
First	$8.25	$5.75	$5.44	$4.25
Second	8.50	5.05	6.38	6.06
Third	6.75	5.40	7.06	6.18
Fourth	5.60	3.05	8.14	5.95

No cash dividends have ever been paid by the Company or any of its subsidiaries.

CROWN ANDERSEN INC.

CORPORATE OFFICERS/DIRECTORS	SUBSIDIARIES

Jack D. Brady Chairman of the Board, President, and Chief Executive Officer Jack C. Hendricks Vice Chairman of the Board (Retired President of Company)	ANDERSEN 2000 INC. 306 Dividend Dr. Peachtree City, GA 30269 1 (770) 486-2000 FAX: 1 (770) 487 5066 e-mail:a2k@crownandersen.com Jack D. Brady Chairman, President & CEO	MONTAIR ANDERSEN BV Heuvelsestraat 14 5976 NG, Sevenum, Holland 31 77 467 2473 FAX: 31 77 467 3012 e-mail: info@montair.nl Renè Francken Managing Director
Richard A. Beauchamp Director (Retired President, Ameritruck Distribution Corp.) (Contract transportation company)	Tom Van Remmen Vice President, Sales & Marketing	Directors: Renè Francken Jack D. Brady Johan Grubben Joop Van Der Sterren

L. Karl Legatski Director (President, CelTech, Inc.) (Development and application of membrane technology for liquid separations)	John M. Golumbeski Vice-President, Manufacturing Randall H. Morgan Vice-President, Treasurer & CFO	TRANSFER AGENT

Michael P. Marshall Director (President of Marshall & Co.) (Private Investment Company)	Directors: Jack D. Brady Jack C. Hendricks Randall H. Morgan	Registrar and Transfer Company Cranford, NJ 07016
LEGAL COUNSEL

Ruyintan E. Mehta Director (President Mehta Associates) (Private Investment Company)	GRIFFIN ENVIRONMENTAL COMPANY, INC. 7066 Interstate Island Rd. Syracuse NY 13209 (315) 451 5300 FAX: (315) 451 2338 e-mail: cleanair@griffinenviro.com	Decker & Hallman, P.C. Atlanta, Georgia AUDITORS
Thomas Graziano Director (President Griffin Environmental Company, Inc.)	Thomas Graziano, President	Grant Thornton, LLP Atlanta, Georgia
Renè C.W. Francken Director (Managing Director, Montair Andersen b.v.)	Kerry Kresge Vice President, Finance Mike Maxwell Vice President, Engineering	ANNUAL MEETING The 2003 Annual Meeting of Stock-holders will be held on February 12, 2003, at 10:00 a.m. at the Company’s corporate offices, 306 Dividend Drive, Peachtree City, Georgia.
Randall Morgan Chief Financial Officer and Secretary
Harry Guiliani Vice President, Marketing Directors: Tom Graziano Kerry Kresge Jack D. Brady

Form 10-K Report
A copy of the Company’s Annual Report on Form 10-K to the Securities and Exchange Commission for the fiscal year ended September 30, 2002, is available to stockholders at no charge upon written request. Please send requests to:

Randall Morgan, Chief Financial Officer
Crown Andersen Inc., 306 Dividend Drive, Peachtree City, Georgia 30269