Form 10-K/A, Exhibit 13
period 2002-09-30
CROWN ANDERSEN INC
filed 2004-01-07
CIK 778808

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

Respectfully submitted,

Jack D. Brady
President and Chairman

CROWN ANDERSEN INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Figures)

	Year ended September 30,
	As Restated 2002	2001	2000	1999	1998
Revenues	$22,104	$28,914	$20,473	$15,680	$14,326
Net Income (Loss)	$(3,392)	$905	$(263)	$(577)	$(1,126)
Earnings (loss) per share	$(1.83)	$0.49	$(0.14)	$(0.33)	$(0.74)
Total Assets	$18,633	$23,202	$20,472	$19,747	$18,084
Long-term debt	$293	$1,162	$824	$19	$—
Cash dividends declared per common share	$—	$—	$—	$—	$—

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

In fiscal 2002, consolidated revenues decreased 23% to $22.1 million from the $28.9 million in fiscal 2001. For fiscal 2002, the Company reported a loss of $3.4 million as compared to a profit of $905,198 in fiscal 2001. All operations incurred a reduction in revenues in fiscal 2002 as well as a loss from operations. These results are primarily due to the downturn in the capital equipment market during the current year and to unexpected cost overruns on several projects at the Andersen and Montair operations. In addition, the Company recorded a write-down of $500,000 on assets held for resale in Winfield, Kansas.

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

Liquidity and Capital Resources

Cash and cash equivalents of $1,457,512 at September 30, 2002 decreased $2,125,809 from the September 30, 2001 balance of $3,583,321. This decrease is primarily due to the $3.4 million loss for the current fiscal year. Cash used for capital expenditures was $190,464 and cash flows provided by financing activities were $316,367 after a $183,182 repayment of debt.

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

The Company has pending litigation which is disclosed in Note 11 to the Consolidated Financial Statements. The Company believes that the final resolution of these matters will not result in a material adverse impact on the Company=s financial statements or its operations.

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

The Company=s cash flow projections for fiscal 2003 indicate that it will generate sufficient funds to finance operations internally. Additional business growth, however, will require outside financing. The inability of the Company to be able to obtain necessary financing in a timely fashion could have an unfavorable impact on the Company=s ability to maintain projected operating levels, to meet certain obligations when they become due, or to grow from 2002 operating levels.

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

Taxes (Tax Benefit) on Income:

In fiscal 2002, the effective tax expense (benefit) rate was (0.3)%, compared to 40.5% in fiscal 2001 and (14.7)% in fiscal 2000. (See Note 8.)

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

Net Income (Loss)

Due to the downturn in the capital equipment market in fiscal 2002, the Company reported a net loss of $3,391,542 or $1.83 per share (basic and diluted) compared to net income of $905,198 or $0.49 per share (basic) and $0.44 per share (diluted) for fiscal 2001. For fiscal 2000, the net loss was $262,735 or $0.14 per share (basic and diluted).

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

Forward-Looking Statements

Certain forward-looking statements are made in this Management=s Discussion and Analysis and in the Message to Shareholders in this Annual Report. The Company=s results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management=s current views and assumptions, and involve risks and uncertainties that significantly affect expected results. For example, operating results may be affected by external factors. Such factors include, but are not limited to, changes in the regulatory environment, general conditions in the environmental industry, the Company=s competitive position, and economic conditions in international markets.

CROWN ANDERSEN INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,
	2002	2001
	(As Restated)
ASSETS (Note 7)
CURRENT:
Cash and cash equivalents (Note 1 - D)	$1,457,512	$3,583,321
Receivables:
Trade, less allowance of $246,200 and $266,791 for doubtful accounts (Note 1 - E)	4,382,782	4,708,468
Other	26,227	18,026
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 2)	3,509,009	4,195,979
Inventories (Notes 1 - H and 3 )	2,507,242	3,036,091
Refundable income taxes (Notes 1 - L and 8)	505,436	—
Prepaid expenses	132,587	159,374
Current maturities of long-term receivable (Note 4)	—	256,650
Deferred income taxes (Note 1-L and 8)	—	247,126

TOTAL CURRENT ASSETS	12,520,795	16,205,035
LONG-TERM RECEIVABLE, net of discount of $163,364 (Note 4)	1,132,636	875,986
PROPERTY AND EQUIPMENT, less accumulated depreciation (Notes 1 - J and 6)	2,680,579	2,722,928
DEFERRED INCOME TAXES (Notes 1 - L and 8)	—	543,323
PROPERTY AND EQUIPMENT HELD FOR SALE (Notes 1 - J and 5)	1,490,000	1,990,000
GOODWILL, net of accumulated amoritization of $233,923 and $168,923 (Notes 1-K and 1-G)	650,000	715,000
OTHER ASSETS	159,426	149,867

TOTAL ASSETS	$18,633,436	$23,202,139

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Line of Credit (Note 7)	$470,000	$—
Accounts payable	4,644,626	6,170,961
Accruals:
Income taxes (Notes 1 - L and 8)	—	61,645
Compensation	596,922	611,512
Warranty (Note 1 - P)	280,829	387,000
Miscellaneous	952,564	482,915
Billings on uncompleted contracts in excess of cost and estimated earnings (Note 2)	220,600	196,000
Current maturities of long-term debt (Note 7)	849,396	155,078
Deferred income taxes (Notes 1 - L and 8)	—	387,321

TOTAL CURRENT LIABILITIES	8,014,937	8,452,432
LONG-TERM DEBT, less current maturities (Note 7)	293,387	1,161,565

TOTAL LIABILITIES	8,308,324	9,613,997

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY: (Note 9)
Common Stock, $.10 par; shares authorized 20,000,000; issued 1,875,918; outstanding 1,857,669 and 1,855,217	187,592	187,592
Additional paid-in capital	3,836,572	3,836,572
Treasury stock; 18,249 and 20,701 shares, at cost	(177,919)	(198,146)
Retained earnings	6,578,488	9,970,030
Foreign currency translation adjustment	(99,621)	(207,906)

TOTAL STOCKHOLDERS' EQUITY	10,325,112	13,588,142

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,633,436	$23,202,139

See accompanying Notes to Consolidated Financial Statements

CROWN ANDERSEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF OPERATIONS:

	YEAR ENDED SEPTEMBER 30,
	2002	2001	2000
	(As Restated)
REVENUES:
Contracts	$20,472,030	$27,190,921	$18,783,076
Sales	1,632,102	1,708,220	1,676,370
Other	—	15,064	13,958

	22,104,132	28,914,205	20,473,404

Cost of contracts and sales	20,729,986	22,788,123	16,694,658

GROSS PROFIT	1,374,146	6,126,082	3,778,746

Selling, general and administrative	4,170,520	4,486,504	4,134,301
Interest and other	104,321	112,680	(47,520)
Write-down of equipment held for resale	500,000	—	—

	4,774,841	4,599,184	4,086,781

Income (loss) from operations before taxes on income	(3,400,695)	1,526,898	(308,035)

Taxes (Tax Benefit) On Income (Loss) (Notes 1-L and 8)	(9,153)	621,700	(45,300)

NET INCOME (LOSS)	$(3,391,542)	$905,198	$(262,735)

Weighted Average Number of Shares - Basic	1,856,137	1,845,248	1,837,070
Weighted Average Number of Shares - Diluted	1,856,137	2,062,314	1,837,070

EARNINGS (LOSS) PER SHARE:
BASIC	$(1.83)	$0.49	$(0.14)
DILUTED	$(1.83)	$0.44	$(0.14)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS):

	YEAR ENDED SEPTEMBER 30,
	2002	2001	2000
Net Income (Loss)	$(3,391,542)	$905,198	$(262,735)
Other Comprehensive Income
Foreign Currency Translation Adjustment	108,285	56,958	(306,364)

COMPREHENSIVE INCOME (LOSS)	$(3,283,257)	$962,156	$(569,099)

See accompanying Notes to Consolidated Financial Statements

CROWN ANDERSEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

YEARS ENDED SEPTEMBER 30, 2000, 2001 AND 2002

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Foreign Currency Translation Adjustment	Total
	Shares	Amount
BALANCE, SEPTEMBER 30, 1999	1,832,939	$187,364	$3,826,301	$9,327,567	$(270,235)	$41,500	$13,112,497
Net Loss	—	—	—	(262,735)	—	—	(262,735)
Sale of stock	2,283	228	10,271	—	—	—	10,499
Issuance of treasury stock	3,392	—	—	—	7,560	—	7,560
Change in translation adjustment	—	—	—	—	—	(306,364)	(306,364)

BALANCE, SEPTEMBER 30, 2000	1,838,614	187,592	3,836,572	9,064,832	(262,675)	(264,864)	12,561,457
Net Income	—	—	—	905,198	—	—	905,198
Issuance of treasury stock	16,603	—	—	—	64,529	—	64,529
Change in translation adjustment	—	—	—	—	—	56,958	56,958

BALANCE, SEPTEMBER 30, 2001	1,855,217	187,592	3,836,572	9,970,030	(198,146)	(207,906)	13,588,142
Net Loss (As Restated)	—	—	—	(3,391,542)	—	—	(3,391,542)
Issuance of treasury stock	2,452	—	—	—	20,227	—	20,227
Change in translation adjustment	—	—	—	—	—	108,285	108,285

BALANCE, SEPTEMBER 30, 2002	1,857,669	$187,592	$3,836,572	$6,578,488	$(177,919)	$(99,621)	$10,325,112

See accompanying Notes to Consolidated Financial Statements.

CROWN ANDERSEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2002	2001	2000
	(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(3,391,542)	$905,198	$(262,735)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	325,827	325,575	341,028
Write-down of assets held for resale	500,000	—	—
Change in operating assets and liabilities:
Trade and long-term receivables	409,124	151,907	(1,398,961)
Refundable income taxes	(505,436)	—	17,171
Costs and estimated earnings in excess of billings on uncompleted contracts	686,970	(2,109,972)	549,317
Inventories	615,598	(390,294)	(349,774)
Prepaid expenses	28,811	(10,736)	444
Accounts payable	(1,637,837)	1,945,736	573,327
Deferred income taxes	403,128	443,055	(282,044)
Accrued expenses	264,690	250,343	318,240
Billings on uncompleted contracts in excess of costs and estimated earnings	24,600	79,194	116,806
Other	5,551	(16,974)	(80,853)

	(2,270,516)	1,573,032	(458,034)

Cash provided by (used in) operating activities
CASH FLOWS FROM INVESTING ACTIVITIES:	—	—	1,036,000
Cash released from restrictions	—	144,000	—
Collection of long-term receivable	(190,464)	(222,208)	(347,135)

Capital expenditures	(190,464)	(78,208)	688,865

Cash provided by (used in) investing activities
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings on line of credit	470,000	(370,000)	250,000
Payments on notes payable	9,322	—	(273,171)
Proceeds from issuance of long-term debt	—	500,000	850,000
Repayment of long-term debt	(183,182)	(655,445)	(179,921)
Issuance of common stock	—	—	10,499
Issuance of treasury stock	20,227	64,529	7,560

Cash provided by (used in) financing activities	316,367	(460,916)	664,967

EFFECT OF EXCHANGE RATE ON CHANGES ON CASH	18,804	44,431	(44,332)

CASH AND CASH EQUIVALENTS:
Net increase (decrease) during the period	(2,125,809)	1,078,339	851,466
Balance at beginning of the period	3,583,321	2,504,982	1,653,516

BALANCE AT END OF PERIOD	$1,457,512	$3,583,321	$2,504,982

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

At September 30, 2002, approximately $870,000 of $1,800,000 in inventories related to a December 1995 acquisition of a former competitor=s product line which remained on the Company=s balance sheet. Management has identified and made proposals to customers that can use this inventory and believes no loss will be incurred on its disposition.

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

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s principal financial instruments, as contemplated under SFAS No. 107, are represented by its costs and estimated earnings in excess of billings on uncompleted contracts, inventories, trade and long-term receivables, line of credit and notes payable. The majority of the Company’s receivables are short-term in nature and bear interest at rates which approximate current market rates, that is, rates at which the Company currently renews or extends funds. The Company’s line of credit and notes payable bear interest at rates which change periodically with market interest rates and accordingly, carrying value is deemed to approximate fair value. The Company=s long-term note receivable is recorded at fair value and bears interest at 8%, which approximates market rates on similar instruments.

H. INVENTORIES

Inventories are valued at the first-in, first out (FIFO) basis and consists of incineration equipment, raw materials and supplies to be used on job sites. Maintenance and office supplies are not inventoried. When necessary, management records a provision to reduce inventories to their net realizable value less costs to dispose. In management=s opinion, no such provision is necessary in fiscal 2002 or 2001.

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

S. IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

*	All business combinations initiated after June 30, 2001, must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

*	Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

*	Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective October 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

*	Effective October 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

*	All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

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

NOTE 4. LONG-TERM RECEIVABLE

On July 10, 2000, the Company entered into a settlement agreement with a certain customer to resolve a dispute under a contract executed in fiscal year 1996. Under terms of the agreement the Company was to receive $1,800,000 in two equal payments of $180,000 each in July and August 2000, plus ten semi-annual payments of $144,000 plus interest at 5% per annum commencing on April 1, 2001, and payable through October 1, 2005. The Company has recorded a $163,364 discount on the note to account for the effects of the difference between the 5% interest rate stated in the agreement and the estimated fair market rate (8%) for agreements issued under similar terms. Amortization of approximately $17,500 on the discount is reflected in the financial statements as of September 30, 2001. The note has been guaranteed by the customer=s parent company. Under terms of the agreement the customer agreed to cancel a performance bond of $1,036,000 which was previously guaranteed under a letter of credit with a bank.

The Company received the first three scheduled payments through April 1, 2001. During the period April 1, 2001 through September 30, 2001, the customer and the Company agreed on a selection of equipment to meet performance standards established in the Settlement Agreement. As per the Agreement, the cost of this equipment was to be equally absorbed by the customer and the Company. When the October 2001 payment was not received as scheduled, Andersen advised the customer that it was in default of the Settlement Agreement and after several unsuccessful attempts to resolve the matter, Andersen filed for arbitration in accordance with the Settlement Agreement. It is management=s opinion that Andersen will be successful in arbitration and will receive the amounts due on this payment sometime during fiscal 2003.

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

During fiscal 1998, the Company settled the litigation over principal and interest for certain Kansas property formerly occupied by Struthers Thermo-Flood Corporation, a former Crown Andersen subsidiary. Under terms of the settlement, the Company paid $1,630,000 in cash and issued a one-year, non-interest bearing promissory note in the amount of $670,000, which was paid in 1999. In exchange, the Company received the rights (without further obligation) to transfer title of this property to a purchaser or to the Company. The estimated value of these assets was $1,500,000. This transaction was recorded as of June 30, 1998 and the Company recognized a loss of approximately $900,000. The Company=s September 30, 2001 balance sheet includes these assets as A property and equipment held for sale.” Due to the current downturn in the economy and in an effort to sell this property, the Company in fiscal 2002 reduced the carrying value to $1,000,000.

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

In August 2001, the Company obtained $700,000 in financing from a U.S. bank, a $500,000 mortgage loan and a temporary line of credit of $200,000. This mortgage loan is payable in 34 equal installments of $10,300, including interest at the rate of prime plus 3/4% through July 2004. The $200,000 line of credit expires on December 6, 2003, and bears interest at the rate of prime plus 3/4%. No borrowings had been made under the line of credit at September 30, 2002. The proceeds from the $500,000 mortgage loan were used to pay off a loan due to another U.S. bank, and for operating funds. In September 2000, the Company obtained a mortgage loan of $850,000 collateralized by Griffin=s property.

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

$1,142,783

NOTE 8 TAXES ON INCOME (AS RESTATED)

The components of income (loss) before taxes on income consisted of the following:

	Year Ended September 30,
	2002	2001	2000
U.S. Operations	$(2,461,319)	$1,177,708	$(645,947)
The Netherlands Operations	(939,376)	347,190	337,912

	$(3,400,695)	$1,524,898	$(308,035)

Significant components of the provision for income taxes are as follows:

	Year Ended September 30,
	2002	2001	2000
Current Expense (Benefit):
Federal	$(77,482)	$35,100	$(19,977)
Foreign	(334,800)	111,600	248,822
State	—	28,000	22,399

	(412,282)	174,700	251,244

Deferred Expense (Benefit):
Federal	360,694	400,000	(148,185)
Foreign	—	—	(130,553)
State	42,435	47,000	(17,806)

	403,129	447,000	(296,544)

Total taxes (benefit) on income	$(9,153)	$621,700	$(45,300)

Deferred income taxes reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

	30-Sep-02		September 30, 2001
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Basis in Kansas building	$—	$59,517	$—	$249,517
Federal net operating loss	634,861	—	—	—
State net operation loss	74,690	—	—	—
Valuation allowance - equipment held for sale	543,323	—	543,323	—
Warranty accrual	89,680	—	—	(105,260)
Depreciation	—	234,682	—	243,064
Compensation accruals	108,579	—	162,471	—
Allowance for accounts receivables, inventories and other	114,551	—	84,655	—

	$1,565,684	$294,199	$790,449	$387,321

NOTE 8. TAXES ON INCOME (AS RESTATED) (continued)

The net deferred tax amounts are as follows:

	2002	2001
Deferred Tax Assets	$1,565,684	$790,449
Deferred Tax Liabilities	(294,199)	(387,321)

	1,271,485	403,128
Valuation Allowance	(1,271,485)	—

Net Deferred Tax Assets	$—	$403,128

The effective tax rates on net income (losses) before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

	Year ended September 30,
	2002	2001	2000
Taxes (benefit) at statutory rate	(34.0)%	34.0%	(34.0)%
Increase (reduction) in taxes realized from:
Foreign tax difference	(0.4)	(0.4)	1.1
State income taxes, net of federal tax benefit	(2.9)	3.2	(1.5)
Permanent differences	1.0	1.7	19.7
Increase in valuation allowance	37.4	—	—
Other	(1.4)	2.0	—

	(0.3)%	40.5%	(14.7)%

Management believes that it is more likely than not that sufficient taxable income will not be generated in future years in order to fully realize the deferred tax asset. Consequently, a valuation allowance for deferred tax assets has been reflected in the financial statements. The federal and state loss carryforwards of $1,867,239 expire in 2022 if not utilized.

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

NOTE 9. STOCK OPTIONS AND WARRANTS

The following table summarizes the activity on stock options and warrants:

	Stock Options		Stock Warrants
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, September 30, 1999	309,900	$4.44	300,000	$5.94
Exercised	(6,950)	4.36	—	—
Expired or Cancelled	(31,717)	4.60	—	—

Outstanding, September 30, 2000	271,233	4.42	300,000	4.45
Granted	40,000	4.13	—	—
Exercised	(15,482)	4.41	—	—
Expired or Cancelled	(25,000)	4.60	—	—

Outstanding, September 30, 2001	270,751	4.38	300,000	4.45
Expired or Cancelled	(22,000)	4.39	—

Outstanding, September 30, 2002	248,751	$4.38	300,000	$4.45

Weighted average fair value of options granted during the year ended:

September 30, 2001	$165,000

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

	Year Ended September 30,
	2002	2001	2000
	(In Thousands)
Revenues:
U.S. operations
Domestic	$12,264	$21,044	$15,041
Export	6,458	2,592	991
The Netherlands operations	3,382	5,278	4,441

Total	$22,104	$28,914	$20,473

Income (loss) before taxes:
U.S. operations	$(2,461)	$1,178	$(646)
The Netherlands operations	(940)	349	338

Total	$(3,401)	$1,527	$(308)

Identifiable assets:
U.S. operations	$15,863	$19,750	$17,404
The Netherlands operations	2,770	3,452	3,068

Total	$18,633	$23,202	$20,472

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

NOTE 10. SEGMENT INFORMATION AND MAJOR CUSTOMERS (continued)

Key financial data by segment: (in thousands)

	Year Ended September 30,
	2002 (As Restated)			2001
	Pollution Control/ Incinerator	Dust Collection	Total	Pollution Control/ Incinerator	Dust Collection	Total
Revenues from customers	$18,909	$3,195	$22,104	$21,662	$7,252	$28,914
Intersegment revenues	105	127	232	—	119	119
Depreciation and amortization	389	102	491	219	99	318
Segment pre-tax income (loss)	(2,560)	(841)	(3,401)	1,058	469	1,527
Segment assets	15,501	2,132	17,633	18,789	2,913	21,702
Expenditures for segment assets	335	64	399	125	222	347

Reconciliation of segments assets to total consolidated assets:

Segment assets	$17,633
Property held for sale (unallocated to segment)	1,000

Total Consolidated Assets	$18,633

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

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended September 30, 2002: (As Restated)
Net Sales	$5,965,864	$6,176,841	$4,621,977	$5,339,450
Expenses (net of interest and other)	6,427,453	6,096,092	5,738,810	6,638,151
Net income (loss)	(320,186)	28,617	(743,716)	(2,356,257)

Earnings (loss) per share
Basic	$(0.17)	$0.02	$(0.40)	$(1.28)
Diluted	(0.17)	0.01	(0.40)	(1.28)

Share prices
High	$8.25	$8.50	$6.75	$5.60
Low	5.75	5.05	5.40	3.05

Fiscal Year Ended September 30, 2001:
Net Sales	$7,781,271	$6,648,067	$6,209,341	$8,275,526
Expenses (net of interest and other)	7,497,784	6,338,711	5,866,412	7,571,720
Net income	163,795	163,957	184,707	392,739

Earnings per share
Basic	$0.09	$0.09	$0.10	$0.21
Diluted	0.09	0.08	0.09	0.19

Share prices
High	$5.44	$6.38	$7.06	$8.14
Low	4.25	6.06	6.18	5.95

NOTE 13. RESTATEMENT:

During the compiling of data for the preparation of the Company’s tax returns for the year ended September 30, 2002, it was determined that an error had been made in the calculation of the tax benefit for the year. Tax refunds that were available to the Company had been applied in previous years but were not reflected in the work papers. As a result, the tax benefit for the year was overstated by $450,000.

Accordingly, the Company has restated its financial statements for the fiscal year ended September 30, 2002 and the first three quarters of fiscal 2003. For fiscal year 2002, the effect of the restatement was a reduction of $450,000 in refundable income taxes and a corresponding reduction in tax benefit for the year. The restatement effect on the fiscal 2003 quarters was to the balance sheet for fiscal 2002 for comparative purposes.

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

As discussed in Note 13, the accompanying consolidated financial statements as of and for the year ended September 30, 2002 have been restated. The effect of the restatement is disclosed in Note 13.

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

Atlanta, Georgia
December 14, 2000	/S/ BDO Seidman, LLP

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

Chief Executive Officer

Jack C. Hendricks

Vice Chairman of the Board

(Retired President of Company)

Richard A. Beauchamp

Director

(Retired President, Ameritruck

Distribution Corp.)

(Contract transportation company)

L. Karl Legatski

Director

(President, CelTech, Inc.)

(Development and application of membrane

technology for liquid separations)

Michael P. Marshall

Director

(President of Marshall & Co.)

(Private Investment Company)

Ruyintan E. Mehta

Director

(President Mehta Associates)

(Private Investment Company)

Thomas Graziano

Director

(President Griffin Environmental
Company, Inc.)

Renè C.W. Francken

Director

(Managing Director, Montair Andersen b.v.)

Randall Morgan

Chief Financial Officer and Secretary

ANDERSEN 2000 INC.

306 Dividend Dr.

Peachtree City, GA 30269

1 (770) 486-2000

FAX: 1 (770) 487 5066

e-mail: a2k@crownandersen.com

Jack D. Brady

Chairman, President & CEO

Tom Van Remmen

Vice President, Sales &

Marketing

John M. Golumbeski

Vice-President, Manufacturing

Randall H. Morgan

Vice-President, Treasurer & CFO

Directors:

Jack D. Brady

Jack C. Hendricks

Randall H. Morgan

GRIFFIN ENVIRONMENTAL

COMPANY, INC.

7066 Interstate Island Rd.

Syracuse NY 13209

(315) 451 5300

FAX: (315) 451 2338

e-mail: cleanair@griffinenviro.com

Thomas Graziano, President

    Kerry Kresge

Vice President, Finance

    Mike Maxwell

Vice President, Engineering

    Harry Guiliani

Vice President, Marketing

Directors:

Tom Graziano

Kerry Kresge

Jack D. Brady

MONTAIR ANDERSEN BV

Heuvelsestraat 14

5976 NG, Sevenum, Holland

31 77 467 2473

FAX: 31 77 467 3012

e-mail: info@montair.nl

Renè Francken

Managing Director

Directors:

Renè Francken

Jack D. Brady

Johan Grubben

Joop Van Der Sterren

TRANSFER AGENT

Registrar and Transfer Company

Cranford, NJ 07016

LEGAL COUNSEL

Decker & Hallman, P.C.

Atlanta, Georgia

AUDITORS

Grant Thornton, LLP

Atlanta, Georgia

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