Form 10KSB, Exhibit 13
period 2003-09-30
CROWN ANDERSEN INC
filed 2004-03-04
CIK 778808

EXHIBIT 13

CROWN ANDERSEN INC.

2003

ANNUAL

REPORT

MESSAGE TO SHAREHOLDERS

Fiscal year 2003 was a very disappointing one for all of our operations. None of our operations were profitable for the year. Late in the fiscal year, some signs of market recovery were seen and it appears that fiscal 2004 will not be as difficult as was fiscal 2003. However, the continuing losses have depleted cash reserves and we are being hampered in our efforts to return to acceptable performance levels by our credit restrictions. We are attempting to arrange additional financing to enable all operations to return to profitability and growth while we continue to operate with an absolute bare minimum of overheads. The manufacturing economy worldwide will need to improve substantially to enable us to return to the profitability and growth of prior years.

Respectfully submitted,

Jack D. Brady
President and Chairman

CROWN ANDERSEN INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Figures)

	2003	2002	2001	2000	1999
Revenues	$17,453	$22,104	$28,914	$20,473	$15,680

Net Income (Loss)	$(4,685)	$(3,392)	$905	$(263)	$(577)

Earnings (loss) per share	$(2.52)	$(1.83)	$0.49	$(0.14)	$(0.33)

Total Assets	$15,846	$18,633	$23,202	$20,472	$19,747

Long-term debt	$—	$293	$1,162	$824	$19

Cash dividends declared per common share	$—	$—	$—	$—	$—

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

The Company’s products are marketed to various industrial and manufacturing concerns throughout the world by independent sales representatives and by direct employees of the Company. In addition, the Company licenses foreign manufacturers in India and Japan to manufacture and market its equipment in those countries and in adjacent countries. As a percentage of revenues, sales and operations outside the United States accounted for approximately 67% of the Company’s total revenues in fiscal 2003. This compares to approximately 44% of the Company’s total revenues in fiscal 2002 and 27% in 2001. Foreign sales for fiscal 2003, 2002 and 2001 totaled approximately $11.7 million, $9.8 million and $7.9 million, respectively.

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

The Company believes that an understanding of our significant accounting policies is important in the analysis of our performance. Please refer to Note 1 to our financial statements, which are included herein, for a complete discussion of the Company’s significant accounting policies.

Fiscal 2003 consolidated revenues decreased 21% to $17.5 million from the fiscal 2002 consolidated revenues of $22.1 million. For fiscal 2003, the reported loss for the Company was $4.7 million compared to the fiscal 2002 loss of $3.4 million. All operations in fiscal 2003 incurred losses for the year due primarily to the continued sluggish capital equipment market. The fiscal 2003 operating loss was $2.8 million, which was an improvement over fiscal 2002, but the Company also expensed write-downs of $679,800 for equipment held for resale, $566,600 for reserves against a note receivable and $650,000 as a write-off of goodwill.

In fiscal 2002, consolidated revenues decreased 23% to $22.1 million from the $28.9 million in fiscal 2001. For fiscal 2002, the Company reported a loss of $3.4 million as compared to a profit of $905,198 in fiscal 2001. All operations incurred a reduction in revenues in fiscal 2002 as well as a loss from operations. These results were primarily due to the downturn in the capital equipment market during the year and to unexpected cost overruns on several projects at the Andersen and Montair operations. In addition, the Company recorded a write-down of $500,000 on assets held for resale in Winfield, Kansas.

Foreign revenues (including export sales by Andersen and sales by Montair) accounted for 67% of total revenues in fiscal 2003, 44% in fiscal year 2002 and 27% in fiscal years 2001. Foreign sales transactions are generally guaranteed by bank letters of credit. The Company has little or no foreign currency exposure on sales by Montair as its contracts are payable in Euros, its local currency. As of September 30, 2003, the Company had cumulative currency adjustments of $134,489. This amount has been reflected as a line item in the equity section of the balance sheet. (See “Consolidated Statement of Stockholders’ Equity.”)

The Company is involved in certain litigation. See Note 11 to the Consolidated Financial Statements for a discussion.

Liquidity and Capital Resources

Cash and cash equivalents of $1,308,753 at September 30, 2003 decreased $148,759 from the balance of $1,457,512 at September 30, 2002. This is the result of the $4.7 million operating loss (including the $1.9 million in write downs which did not impact cash) for the year, which was offset by trade receivable collections of $1.4 million, net investing activities of $553,000 and net borrowings of $756,800.

Cash and cash equivalents of $1,457,512 at September 30, 2002 decreased $2,125,809 from the September 30, 2001 balance of $3,583,321. This decrease was primarily due to the $3.4 million loss for the 2002 fiscal year. Cash used for capital expenditures was $190,464 and cash flows provided by financing activities were $316,367 after an $183,182 repayment of debt.

As disclosed in Note 5 to the Consolidated Financial Statements, during 1994 the Company repossessed certain equipment under a lease arrangement. The Company reduced the carrying value of this asset to $490,000 as of September 30, 1998 and in fiscal 2003 further reduced this value to $245,000. It is reflected as equipment held for resale in the accompanying consolidated balance sheet. (See Note 5.) The Company has active negotiations underway for the sale of this equipment. It is anticipated that this equipment will be sold in fiscal 2004.

The Company has pending litigation that is disclosed in Note 11 to the Consolidated Financial Statements. The Company believes that the final resolution of these matters will not result in a material adverse impact on the Company’s financial statements or its operations because the Company believes the claims against it to be improper and without factual basis. However, an adverse legal ruling could have significant adverse impact on the Company’s financial statements and operations.

In August 2001, the Company obtained $700,000 in financing from a U.S. bank, a $500,000 mortgage loan and a temporary line of credit of $200,000. The mortgage loan is payable in 34 equal monthly payments of $10,300, including interest at the rate of prime plus 0.75% through July 2004. The $200,000 line of credit expires on July 13, 2004 and bears interest at the rate of prime plus 0.75%. The Company had borrowed the entire $200,000 at September 30, 2003. The proceeds from the $500,000 mortgage loan were used to pay-off the loan due to a former U.S. bank, and for operating funds. Unless relieved through a loan covenant waiver, the Company may be obligated to accelerate payment on long-term debt of $613,457. During fiscal 2003, the Company borrowed an additional $600,000 against specific projects. These funds were repaid in the second quarter of fiscal 2004.

For the majority of fiscal 2003, the Company experienced cash flow problems primarily as a result of the operating losses. In addition, there were a number of the Company’s customers that were late in their payments to the Company or that delayed projects that the Company was trying to finalize. This created an even greater strain on the available funds and resulted in the Company being late in payment to many of its vendors. In addition to attempting to collect these past due funds from its customers, the Company is currently negotiating with a former director of the Company and with an investment group concerning an equity investment in the Company. These negotiations are continuing but had not been completed as of the date of this filing. In addition, the Company is looking at other avenues of financing. If the Company is not successful in acquiring outside financing, it will be difficult to meet the working capital requirements of new projects or to complete current contracts.

As of September 30, 2003, the Company’s equity in its Montair operation had increased in value by $234,110 from September 30, 2002 as a result of a decrease in the foreign currency translation adjustment, reflecting a 15% decrease in the value of the U.S. Dollar against the Euro.

Results of Operations

Revenues:

Revenues of $17,453,097 in fiscal 2003 decreased $4,651,035 or 21% from fiscal 2002 revenues of $22,104,132. The primary decrease in revenues was at the Andersen operation. The capital goods market for the Company’s products has been extremely slow for the last two years. This, along with the domestic market being depressed, resulted in a negative impact of approximately $4.8 million in revenues at Andersen. Almost all of this reduction in revenues at Andersen is related to domestic projects. It is management’s opinion that this decrease in revenues is not related to a loss of market share, but to the status of the capital goods market. Foreign sales (including Andersen exports and Montair sales) increased to $11.7 million in fiscal 2003 as compared to fiscal 2002 foreign sales of $9.8 million and $7.9 million for fiscal 2001.

Fiscal 2002 revenues of $22,104,132 decreased $6,810,073 or 23% from fiscal 2001 revenues of $28,914,205. Fiscal 2002 revenues for Andersen were $858,000 below 2001 levels, Griffin’s revenues were $4,057,000 below the previous year and revenues at Montair decreased $1,895,000. The worldwide slowdown in the capital goods market was the primary reason for the reduction in revenue.

The Company continues to pursue business in the international marketplace, especially with the current domestic economy slowdown. In fiscal 2003, domestic revenue represented approximately 33% of the Company’s revenues. For fiscal 2002 domestic revenue accounted for approximately 56% of the Company’s revenues and due to an increase in domestic business during fiscal 2001, domestic revenues accounted for approximately 73% of total revenues.

Cost of Sales:

Cost of sales decreased $5,069,691 or 24% to $15,427,295 from the $20,729,986 figures of fiscal 2002. This reduction is attributed to the decline in revenues for fiscal 2003.

Cost of sales decreased $2,058,137 or 9% to $20,729,986 in fiscal 2002. The decrease in cost of sales was not as great as the revenue decrease, resulting in a negative impact on profit margins for fiscal 2002. Unexpected start-up costs overruns on a number of projects was the primary contributing factor. In addition, with the overall slowdown in incoming orders due to the economy, the Company was unable to schedule the execution of projects in a manner that would most efficiently use equipment and people.

The combined gross margin in fiscal 2003 was 12% as compared to 6% and 21% in fiscal 2002 and 2001 respectively. All operations continued to incur a negative impact on margins in fiscal 2003. It is anticipated that with an improvement in the economy, the Company will be able to return to acceptable gross margin levels.

Selling, General and Administrative Costs:

For fiscal 2003, selling, general and administrative costs increased $1,360,402 or 33% due primarily to a write-down of $566,600 of a note receivable and a $650,000 write-off of Goodwill. Selling, general and administrative costs were 32%, 19% and 16% of revenues for fiscal years 2003, 2002 and 2001, respectively.

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

Interest and Other Income

Total interest and other expenses for fiscal 2003 was $266,720 compared to $104,321 and $112,680 in fiscal 2002 and 2001, respectively. This reflects the increase in borrowings during fiscal 2003 and the interest expense on these borrowings.

Taxes (Tax Benefit) on Income:

In fiscal 2003, the effective tax expense (benefit) rate was 0.0%, compared to (0.3)% in fiscal 2002 and 40.5% in fiscal 2001. (See Note 8.)

Deferred tax assets arising from net operating loss carry forwards and a valuation allowance on certain equipment held for resale had a significant contribution to the deferred tax items in fiscal year 2002. Management believes that it is more likely than not that sufficient taxable income will not be generated in the near future in order to fully realize this net operating loss carry forwards. Accordingly, a valuation allowance has been established to reduce the deferred tax asset.

Net Income (Loss)

Due to the continued depressed capital equipment market and significant write downs of assets, the Company reported a net loss of $4,684,673 or $2.52 per share (basic and diluted) in fiscal 2003 compared to a net loss of $3,391,542 or $1.83 per share (basic and diluted) in fiscal 2002. The operating loss, before asset write downs, was approximately $2.6 million in fiscal 2003 and approximately $2.9 million in fiscal 2002. For fiscal 2001, the Company reported net income of $905,198 or $0.49 per share (basic) and $0.44 per share (diluted).

The average number of shares outstanding were as follows:

	2003	2002	2001
Basic	1,861,870	1,856,137	1,845,248
Diluted	1,861,870	1,856,137	2,062,314

Off-Balance Sheet Arrangements:

The Company has no material off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Effects of Inflation:

During fiscal 2003 and fiscal 2002, the Company did not experience any increases in manufacturing materials and supplies costs in the domestic marketplace. When such cost increases have occurred, the Company has been successful in passing cost increases on to its customers without experiencing any significant erosion in gross margin levels.

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

At September 30, 2003, the Company recorded a valuation adjustment of $434,800 against the inventories related to a December 1995 acquisition of a former competitor’s product line. This leaves approximately $434,800 of the original acquisition of $1,800,000 in inventories that remained on the Company’s balance sheet. Management has identified and made proposals to customers that can use this inventory and currently believes no additional loss will be incurred on its disposition.

Crown Andersen’s policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. During fiscal 2003, the Company reduced the carrying value of the equipment and charged $245,000 to operations. No amounts were charged to operations during 2002 or 2001. The Company currently believes that this equipment will be sold in the near future and no loss or significant disposal costs will be incurred upon disposal. (See Note 6.)

Quantitative and Qualitative Disclosures About Market Risk:

Management has analyzed the quantitative and qualitative aspects of market risk at September 30, 2003.

At September 30, 2003 the Company was not invested in any material balances of market risk sensitive instruments held for either trading purposes or for purposes other than trading. As a result, the Company is not subject to interest rate risk, commodity price risk, or other relevant market risks, such as equity price risk. The domestic operations of the Company have very few transactions in foreign currency and therefore have limited risk to foreign currency fluctuation. The foreign operations operate primarily in the Euro currency and have limited risk to currency fluctuations.

The Company invests cash balances in excess of operating requirements. At September 30, 2003 the Company had outstanding borrowings payable. The Company believes that the effect, if any, of reasonably possible near-term changes in interest rates or foreign currency exchange rates on the Company’s financial position, results of operations and cash flows should not be material.

Disclosure Controls and Procedures:

Under the supervision and with the participation of the Company’s Chairman and Chief Executive Officer, and Chief Financial Officer (its principal executive officer and principal financial officer), management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures within 90 days of the filing of this annual report. Based on that evaluation, the Chairman and Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective, except as noted below. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

Due to the stressed financial condition of the Company, the Company has terminated certain individuals in administrative, accounting and record-keeping roles. The termination of these individuals has resulted in a lack of segregation of duties, primarily in the record-keeping and financial reporting areas. While the Company attempts to maintain mitigating controls to prevent the lack of segregation of duties, the reduced size of the Company’s accounting and financial reporting staff has resulted in the performance of incompatible duties by certain Company employees.

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

CROWN ANDERSEN INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,
	2003	2002
ASSETS
CURRENT:
Cash and cash equivalents (Note 1-D)	$1,308,753	$1,457,512
Receivables:
Trade, less allowance of $379,400 and $246,200 for doubtful accounts (Note 1-E)	3,057,038	4,382,782
Other	142,146	26,227
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 3)	4,262,791	3,509,009
Inventories (Note 1-H)	2,354,841	2,507,242
Refundable income taxes (Notes 1-L and 9)	140,914	505,436
Prepaid expenses	177,917	132,587
Current maturities of long-term receivable (Notes 5 and 6)	58,589	—

TOTAL CURRENT ASSETS	11,502,989	12,520,795

LONG-TERM RECEIVABLE, net of discount of $163,364 (Notes 5 and 6)	1,484,092	1,132,636
PROPERTY AND EQUIPMENT, less accumulated depreciation (Note 7)	2,507,623	2,680,579
PROPERTY AND EQUIPMENT HELD FOR SALE (Notes 1-J and 7)	245,000	1,490,000
GOODWILL (Note 1-K)	—	650,000
OTHER ASSETS	106,284	159,426

TOTAL ASSETS	$15,845,988	$18,633,436

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Line of Credit (Note 8)	$1,400,000	$470,000
Accounts payable	5,381,206	4,644,626
Accruals:
Compensation	501,899	596,922
Warranty (Note 1-P)	519,315	280,829
Miscellaneous	709,962	952,564
Billings on uncompleted contracts in excess of cost and estimated earnings	471,321	220,600
Current maturities of long-term debt (Note 8)	969,661	849,396

TOTAL CURRENT LIABILITIES	9,953,364	8,014,937

LONG-TERM DEBT, less current maturities (Note 8)	—	293,387

TOTAL LIABILITIES	9,953,364	8,308,324

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS’ EQUITY: (Note 10)
Common Stock, $.10 par; shares authorized 20,000,000; issued 1,875,918; outstanding 1,865,138 and 1,857,669	187,592	187,592
Additional paid-in capital	3,836,572	3,836,572
Treasury stock; 10,780 and 18,249 shares, at cost	(159,844)	(177,919)
Retained earnings	1,893,815	6,578,488
Foreign currency translation adjustment	134,489	(99,621)

TOTAL STOCKHOLDERS’ EQUITY	5,892,624	10,325,112

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,845,988	$18,633,436

See accompanying Notes to Consolidated Financial Statements

CROWN ANDERSEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED STATEMENTS OF OPERATIONS:

	YEAR ENDED SEPTEMBER 30,
	2003	2002	2001
REVENUES:
Contracts	$15,767,432	$20,472,030	$27,190,921
Sales	1,685,665	1,632,102	1,708,220
Other	—	—	15,064

	17,453,097	22,104,132	28,914,205

Cost of contracts and sales	15,660,295	20,729,986	22,788,123

GROSS PROFIT	1,792,802	1,374,146	6,126,082

Selling, general and administrative	4,880,922	4,170,520	4,486,504
Interest and other	266,720	104,321	112,680
Write-down of Goodwill	650,000	—	—
Write-down of equipment held for resale	679,833	500,000	—

	6,477,475	4,774,841	4,599,184

Income (loss) from operations before taxes on income (loss)	(4,684,673)	(3,400,695)	1,526,898

TAX EXPENSE (TAX BENEFIT) ON INCOME (LOSS)
(Notes 1-L and 9)	—	(9,153)	621,700

NET INCOME (LOSS)	$(4,684,673)	$(3,391,542)	$905,198

WEIGHTED AVERAGE NUMBER OF SHARES - BASIC	1,861,870	1,856,137	1,845,248
WEIGHTED AVERAGE NUMBER OF SHARES - DILUTED	1,861,870	1,856,137	2,062,314

EARNINGS (LOSS) PER SHARE:
BASIC	$(2.52)	$(1.83)	$0.49
DILUTED	$(2.52)	$(1.83)	$0.44

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS):

	YEAR ENDED SEPTEMBER 30,
	2003	2002	2001
Net Income (Loss)	$(4,684,673)	$(3,391,542)	$905,198

Other Comprehensive Income
Foreign Currency Translation Adjustment	234,110	108,285	56,958

COMPREHENSIVE INCOME (LOSS)	$(4,450,563)	$(3,283,257)	$962,156

See accompanying Notes to Consolidated Financial Statements

CROWN ANDERSEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2001, 2002 AND 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Foreign Currency Translation Adjustment	Total
	Shares	Amount
BALANCE, SEPTEMBER 30, 2000	1,838,614	$187,592	$3,836,572	$9,064,832	$(262,675)	$(264,864)	$12,561,457

Net Income	—	—	—	905,198	—	—	905,198
Issuance of treasury stock	16,603	—	—	—	64,529	—	64,529
Change in translation adjustment	—	—	—	—	—	56,958	56,958

BALANCE, SEPTEMBER 30, 2001	1,855,217	187,592	3,836,572	9,970,030	(198,146)	(207,906)	13,588,142

Net Loss	—	—	—	(3,391,542)	—	—	(3,391,542)
Issuance of treasury stock	2,452	—	—	—	20,227	—	20,227
Change in translation adjustment	—	—	—	—	—	108,285	108,285

BALANCE, SEPTEMBER 30, 2002	1,857,669	187,592	3,836,572	6,578,488	(177,919)	(99,621)	10,325,112

Net Loss	—	—	—	(4,684,673)	—	—	(4,684,673)
Issuance of treasury stock	7,469	—	—	—	18,075	—	18,075
Change in translation adjustment	—	—	—	—	—	234,110	234,110

BALANCE, SEPTEMBER 30, 2003	1,865,138	$187,592	$3,836,572	$1,893,815	$(159,844)	$134,489	$5,892,624

See accompanying Notes to Consolidated Financial Statements.

CROWN ANDERSEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(4,684,673)	$(3,391,542)	$905,198
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	273,910	325,827	325,575
Write-down of assets held for resale	245,000	500,000	—
Write-down of Goodwill	650,000	—	—
Write-down of Note Receivable	566,636	—	—
Change in operating assets and liabilities:
Trade and long-term receivables	1,391,092	409,124	151,907
Refundable income taxes	354,177	(505,436)	—
Costs and estimated earnings in excess of billings on uncompleted contracts	(753,782)	686,970	(2,109,972)
Inventories	285,235	615,598	(390,294)
Prepaid expenses	(40,090)	28,811	(10,736)
Accounts payable	565,709	(1,637,837)	1,945,736
Deferred income taxes	—	403,128	443,055
Accrued expenses	(175,405)	264,690	250,343
Billings on uncompleted contracts in excess of costs and estimated earnings	250,721	24,600	79,194
Other	98,141	5,551	(16,974)

Cash provided by (used in) operating activities	(973,329)	(2,270,516)	1,573,032

CASH FLOWS FROM INVESTING ACTIVITIES:
Note receivable	23,319	—	—
Collection of long-term receivable	—	—	144,000
Capital expenditures	(37,013)	(190,464)	(222,208)

Cash provided by (used in) investing activities	(13,694)	(190,464)	(78,208)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings and (payments) on line of credit	930,000	470,000	(370,000)
Payments on notes payable	120,265	9,322	—
Proceeds from long-term debt	(293,387)	—	500,000
Repayment of long-term debt	—	(183,182)	(655,445)
Issuance of treasury stock	18,075	20,227	64,529

Cash provided by (used in) financing activities	774,953	316,367	(460,916)

EFFECT OF EXCHANGE RATE ON CHANGES ON CASH	63,311	18,804	44,431

CASH AND CASH EQUIVALENTS:
Net increase (decrease) during the period	(148,759)	(2,125,809)	1,078,339
Balance at beginning of the period	1,457,512	3,583,321	2,504,982

BALANCE AT END OF PERIOD	$1,308,753	$1,457,512	$3,583,321

Supplemental disclosure of Non-cash Investing Activities: During the year ended September 30, 2003, the Company converted $1,000,000 of land into a $1,000,000 note receivable.

See accompanying Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. NATURE OF BUSINESS

Crown Andersen Inc. (Crown Andersen) is a publicly traded holding company for Andersen 2000 Inc. (Andersen) and Griffin Environmental Company, Inc. (Griffin). Andersen owns all of the outstanding stock of Montair Andersen bv (Montair). Andersen and Montair are engaged primarily in the business of designing, manufacturing and selling specialized industrial equipment including industrial pollution control systems, medical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems and spray dryer systems. Griffin is a manufacturer of fabric filter and cartridge dust collectors, product recovery and pollution control equipment. (See Note 11).

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

Due to the relatively large nature of the Company’s typical contract, individual contracts may represent significant portions of trade receivables and costs and estimated earnings in excess of billings on completed contracts. During fiscal 2003, the Company recognized revenues from one customer that represented 18% of the consolidated revenues for the year. In fiscal 2002 and 2001, the Company had multiple contracts with one customer that accounted for approximately 21% and 27%, respectively, of total revenues recognized during each of the fiscal years.

At September 30, 2003, the Company recorded a valuation adjustment of $434,800 against the inventories related to a December 1995 acquisition of a former competitor’s product line. This leaves approximately $434,800 of the original acquisition of $1,800,000 in inventories that remained on the Company’s balance sheet. Management has identified and made proposals to customers that can use this inventory and currently believes no additional loss will be incurred on its disposition.

Crown Andersen’s policy is to reduce the carrying value of certain specialized equipment held for sale for changes in the market value of such equipment. During fiscal 2003, the Company reduced the carrying value of the equipment and charged $245,000 to operations. No amounts were charged to operations during 2002 or 2001. The Company currently believes that this equipment will be sold in the near future and no loss or significant disposal costs will be incurred upon disposal. (See Note 6.)

During fiscal 2003 the Company reached a sale agreement for the property and equipment received from a settlement of certain outstanding litigation in prior years with an estimated carrying value of $1,000,000. The Company is currently holding a 12-year $1,000,000 note for the sale of this property. The note matures on May 1, 2015 and carries a 6.46% interest rate. No gain or loss was recognized on this transaction.

The Company is involved in certain litigation that may result in losses to the Company. (See Note 12.)

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s principal financial instruments, as contemplated under SFAS No. 107, are represented by its costs and estimated earnings in excess of billings on uncompleted contracts, inventories, trade and long-term receivables, line of credit and notes payable. The majority of the Company’s receivables are short-term in nature and bear interest at rates that approximate current market rates, that is, rates at which the Company currently renews or extends funds. The Company’s line of credit and notes payable bear interest at rates which change periodically with market interest rates and accordingly, carrying value is deemed to approximate fair value. The Company’s long-term note receivable is recorded at fair value and bears interest at 8%, which approximates market rates on similar instruments.

H. INVENTORIES

Inventories are valued at the first-in, first out (FIFO) basis and consist of incineration equipment, raw materials and supplies to be used on job sites. Maintenance and office supplies are not inventoried. When necessary, management records a provision to reduce inventories to their net realizable value less costs to dispose. In management’s opinion, no such provision is necessary in fiscal 2003 or 2002.

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

K. GOODWILL

Goodwill represents the excess of the purchase price of acquired subsidiaries over the fair market value of the subsidiaries’ assets and liabilities. The Company’s operational policy for the assessment and measurement of any impairment in the value of goodwill is to evaluate the recoverability and remaining life and determine whether it should be completely or partially written off or if the amortization period should be accelerated. In fiscal 2003, the Company wrote-off the balance of the Goodwill. The amount of the impairment is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

L. TAXES ON INCOME

Income taxes are calculated using the asset/liability method specified by Statement of Accounting Standards No. 109, “Accounting For Income Taxes”. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred tax assets are reflected net of valuation allowances, if any, if it is more likely than not that such assets will not be realized.

The Company intends to invest the undistributed earnings of its foreign subsidiary indefinitely. At September 30, 2003 and 2002, the cumulative amount of undistributed earnings on which the Company has not recognized United States income taxes was approximately $1,535,000 and $1,436,000, respectively.

M. STOCK BASED COMPENSATION

The Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principals Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS 123. Compensation expenses for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock (see Note 10 – Stock Options and Warrants).

Had compensation expense for the Company’s aforementioned stock option plans been determined based on the fair value at the grant dates under those plans under the provisions of SFAS No. 123, the Company’s net earnings (loss) and earnings (loss) per share would have been changed to the following pro forma amounts:

(In thousands except per share data)	For the years ended September 30,
	2003	2002	2001
Net income (loss) – as reported	$(4,685)	$(3,392)	$905
Income (loss) per share – as reported	$(2.52)	$(1.83)	$0.49

Net income (loss) – pro forma	$(4,747)	$(3,462)	$790
Income (loss) per share – pro forma	$(2.55)	$(1.87)	$0.43

M. STOCK BASED COMPENSATION (continued)

The pro forma effect on net loss and net loss per share for the years ended September 30, 2003, 2002 and 2001, respectively, by applying SFAS No. 123, may not be indicative of the pro forma effect on net earnings (loss) in future years since SFAS No. 123 does not take into consideration pro forma compensation expense related to awards made prior to November 1, 1995, and since additional awards in future years are anticipated.

N. EARNINGS PER SHARE

Earnings per share are computed on the basis of the weighted average number of shares outstanding during each year. It is assumed that all dilutive stock options are exercised at the later of the beginning of each year or the time of issuance and that the proceeds are used to purchase shares of the Company’s common stock at the average market price during the period. For the years ended September 30, 2003, 2002 and 2001, there were 478,751, 548,751 and 570,751 of potentially dilutive weighted average shares outstanding, respectively.

O. RESEARCH AND DEVELOPMENT

Research and development expenditures are expensed in the year incurred. For the periods presented there were no research and development expenditures.

P. WARRANTY COSTS

The Company warrants its products to be free form defects in material and workmanship under normal use and service for a period of eighteen months after shipment, or one year after completion of erection, or one year after initial operation, whichever occurs first. Provision for estimated warranty cost is recorded at the time of installation.

Q. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan in which all employees can contribute a portion of their pre-tax wages into investment accounts for retirement. The Company may match the contributions at 30% of the first 6% of employee contributions and then at 10% on the next 1% of employee contributions. The Company has charged plan contributions to operations when due and has funded the plan accordingly. No additional contributions are required, but the Company can make contributions from profits at its discretion. Contributions for 2003, 2002 and 2001 totaled $18,075, $20,227 and $18,140, respectively.

R. STATEMENTS OF CASH FLOWS

Cash and cash equivalents include interest bearing checking accounts and bank certificates of deposit with original maturities of three months or less. Cash paid for interest was approximately $154,800, $140,400 and $112,680 for the years ended September 30, 2003, 2002 and 2001, respectively. There were no income tax payments in fiscal 2003. Income taxes paid were $65,000 in 2002 and $35,000 in 2001.

S. IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 was effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired

S. IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

between July 1, 2001, and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

•	All business combinations initiated after June 30, 2001, must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

•	Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

•	Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective October 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives was no longer subject to amortization.

•	Effective October 1, 2002, goodwill and intangible assets with indefinite lives must be tested for impairment annually and whenever there is an impairment indicator.

•	All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

The Company continued to amortize goodwill and intangible assets recognized prior to July 1, 2001, under its previous method through October 1, 2002, at which time annual and quarterly goodwill amortization of $60,000 and $15,000 was no longer recognized. The Company completed a transitional fair value based impairment test of goodwill as of October 1, 2002. As of September 30, 2003, the Company completed its annual fair value analysis of goodwill and recognized $650,000 in impairment losses on the goodwill. Impairment loss was determined based on a discounted cash flow model. Impairment accrued primarily as a result of the decline in operating performance of the Griffin subsidiary.

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. There was no material effect from adoption of this pronouncement.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. There was no material effect from adoption of this pronouncement.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associates with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. There was no material effect from the adoption of this pronouncement.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, we must recognize an initial

S. IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Then disclosure requirements are effective for financial statements of interim or annual period ending after December 15, 2002. The Company adopted FIN 45 and it had no impact on the financial position of results of operations as the Company has not guarantees.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternate methods of transition for an entity that changes to the fair-value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require expanded and more prominent disclosure of the effects of an entity’s accounting policy in the summary of significant account policies section with respect to stock-based compensation. The amendment of the annual disclosure requirements of SFAS 123 is effective for fiscal years ending after December 15, 2002. The Company has included the amended disclosure requirement of SFAS 148 in Note 1-M.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. This interpretation is now effective for fiscal years or interim periods ending after December 15, 2003. FIN 46 addresses accounting for, and disclosure of, variable interest entities. FIN 46 requires the disclosure of the nature, purpose and exposure of any loss related to our involvement with variable interest entities. The Company adopted the provisions of FIN 46 and it did not have any effect on the Company’s financial position or results of operations as the Company has no Variable Interest Entities.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (“SFAS 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS 149, which will be effective for contracts entered into or modified after September 30, 2003, did not have a material effect on the Company’s financial condition or results of operations.

On May 15, 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have any effect on the Company’s financial condition or results of operations as the Company has no financial instruments with characteristics of both liabilities and equity.

NOTE 2. REALIZATION OF ASSETS

The accompanying financial statements have been prepared in conformity with accounting principals generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company sustained substantial losses from operations in 2003 and 2002. In addition, the Company used, rather than provided, cash in its operations and has violated certain debt covenants.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared on a going concern basis and as such do not include any adjustments that might result from the outcome of these uncertainties.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue in existence: Management has instituted a cost reduction program that included a reduction in labor costs and reductions in discretionary expenditures. Further, the Company expects to seek additional funding through equity financing or other financing avenues. Management believes that these actions will enable the Company to continue as a going concern through September 30, 2004.

NOTE 3. CONTRACTS IN PROGRESS

Information relative to contracts in progress is as follows:

	September 30,
	2003	2002
Costs	$17,116,838	$24,481,312
Estimated earnings	3,707,793	5,570,128
Billings applicable thereto	(17,033,161)	(26,763,031)

Net Amount	$3,791,470	$3,288,409

Included in the accompanying balance sheets in:
Current assets	$4,262,791	$3,509,009
Current liabilities	(471,321)	(220,600)

Net Amount	$3,791,470	$3,288,409

NOTE 4. INVENTORIES

Inventories were $2,354,841 and $2,507,242 as of September 30, 2003 and September 30, 2002, respectively. Included in inventories at September 30, 2003 and 2002 is approximately $434,800 and $870,000, respectively, related to incineration equipment purchased from a former competitor.

NOTE 5. LONG-TERM RECEIVABLE

On July 10, 2000, the Company entered into a settlement agreement with a certain customer to resolve a dispute under a contract executed in fiscal year 1996. Under terms of the agreement the Company was to receive $1,800,000 in two equal payments of $180,000 each in July and August 2000, plus ten semi-annual payments of $144,000 plus interest at 5% per annum commencing on April 1, 2001, and payable through October 1, 2005. The Company has recorded a $163,364 discount on the note to account for the effects of the difference between the 5% interest rate stated in the agreement and the estimated fair market rate (8%) for agreements issued under similar terms. Amortization of approximately $17,500 on the discount is reflected in the financial statements as of September 30, 2001. The note has been guaranteed by the customer’s parent company. Under terms of the agreement the customer agreed to cancel a performance bond of $1,036,000 that was previously guaranteed under a letter of credit with a bank.

The Company received the first three scheduled payments through April 1, 2001. During the period April 1, 2001 through September 30, 2001, the customer and the Company agreed on a selection of equipment to meet performance standards established in the Settlement Agreement. As per the Agreement, the cost of this equipment was to be equally absorbed by the customer and the Company. When the October 2001 payment was not received as scheduled,

Andersen advised the customer that it was in default of the Settlement Agreement and after several unsuccessful attempts to resolve the matter, Andersen filed for arbitration in accordance with the Settlement Agreement. Although it is management’s opinion that Andersen will be successful in arbitration and will receive the amounts due on this payment during fiscal 2004, in fiscal 2003 the Company recorded a $566,600 valuation reserve against this receivable, leaving a balance of $566,000 on this note.

NOTE 6. PROPERTY AND EQUIPMENT HELD FOR SALE

On September 30, 1992, the Company sold a soil processor unit under a financing-type lease arrangement. As a result of the customer’s default during 1994, the Company terminated the lease, repossessed the equipment, reclassified the asset as equipment held for sale, and reduced its carrying value from approximately $2.1 million to $1.8 million. The carrying value of the equipment has continued to be reduced over time. The Company employs an outside appraiser to review the carrying value of this unit on a periodic basis. During fiscal year 2003, the carrying value of the equipment was reduced to $245,000 and $245,000 was charged to operations.

During fiscal 1998, the Company settled litigation over principal and interest for certain Kansas property formerly occupied by Struthers Thermo-Flood Corporation, a former Crown Andersen subsidiary. Under terms of the settlement, the Company paid $1,630,000 in cash and issued a one-year, non-interest bearing promissory note in the amount of $670,000, which was paid in 1999. In exchange, the Company received the rights (without further obligation) to transfer title of this property to a purchaser or to the Company. The estimated value of these assets was $1,500,000. This transaction was recorded as of June 30, 1998 and the Company recognized a loss of approximately $900,000. The Company’s September 30, 2002 balance sheet includes these assets as “property and equipment held for sale.” Due to the downturn in the economy and in an effort to sell this property, the Company in fiscal 2002 reduced the carrying value to $1,000,000. During fiscal 2003, the Company sold the property for $1,000,000 and accepted a twelve-year note from the purchaser. The note matures on May 1, 2015 and has a 6.46% interest rate. The note principal balance at September 30, 2003 was $976,681. No gain or loss was recognized on this transaction.

Future maturities of the note receivable are as follows:

Fiscal Year Ending
2004	$58,589
2005	62,490
2006	66,650
2007	71,088
2008	75,821
Thereafter	642,043

$976,681

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	September 30,
	2003	2002
Land	$761,043	$777,293
Buildings	2,715,585	2,510,319
Machinery and equipment	1,523,729	1,365,897
Office furniture and fixtures	1,506,945	1,392,939
Vehicles	37,961	29,681

	6,545,263	6,076,129
Less accumulated depreciation	(4,037,640)	(3,395,550)

Net property and equipment	$2,507,623	$2,680,579

Depreciation expense amounted to $273,910, $290,827 and $312,094 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

NOTE 8. BORROWED FUNDS

Debt consisted of the following:

	September 30,
	2003	2002
Note payable to a bank in 34 monthly payments of $10,300 including interest at the prime rate plus 0.75% with a final balloon due July 27, 2004.	$290,204	$395,507
Mortgage note payable to a bank in 60 monthly payments of $11,417 including interest at the fixed rate of 10.39%, final balloon payment due October 1, 2005, collateralized by Griffin’s facility.	679,457	742,276
Other	—	5,000

TOTAL	969,661	1,142,783
Less current maturities	969,661	849,396

	$—	$293,387

All assets of the U.S. Company are pledged as collateral on the note payable and the U.S. revolving line of credit.

In August 2001, the Company obtained $700,000 in financing from a U.S. bank, a $500,000 mortgage loan and a temporary line of credit of $200,000. This mortgage loan is payable in 34 equal installments of $10,300, including interest at the rate of prime plus 3/4% through July 2004. The $200,000 line of credit expires on July 13, 2004, and bears interest at the rate of prime plus 3/4%. During fiscal 2003, the Company borrowed the $200,000 against this line for working capital. The proceeds from the $500,000 mortgage loan were used to pay off a loan due to another U.S. bank, and for operating funds. In September 2000, the Company obtained a mortgage loan of $850,000 collateralized by Griffin’s property. The note payable on the Griffin property is currently in default of certain loan covenants. Accordingly, the note payable has been classified as current. During fiscal 2003, the Company borrowed $600,000 against a specific project. With the completion of the project in early fiscal 2004, the Company repaid this loan.

A subsidiary of the Company has a $600,000 line of credit with another U.S. bank. This line is self-renewing, secured by assets and receivables, and carries an interest rate of prime plus 3/4%. As of September 30, 2003 there was $600,000 borrowed against this line. The Company also has a $400,000 line of credit at Dutch Bank. Property and equipment, inventories and trade accounts receivables at Montair are pledged as collateral to one Dutch bank for the Dutch line of credit. No borrowings had been made against this line as of September 30, 2003.

The weighted average interest rate on the U.S. line-of-credit was approximately 9.00% during 2003 and 2002. In connection with the U.S. bank credit agreement, the Company is required to maintain certain financial statement covenants. The Company’s U.S. bank line-of-credit and term loan limits the Company’s ability to pay dividends on its stock, purchase treasury stock, or sell assets which constitute collateral, so long as any of the collateralized obligations remain unpaid or the agreement is in effect. As of September 30, 2003, the Company was in violation of certain financial covenants.

Interest expense charged to operations during fiscal 2003, 2002 and 2001 was approximately $154,800, $140,400, and $198,000, respectively. Future maturities of long-term debt are as follows:

Year Ending September 30,
2004	$969,661

NOTE 9. TAXES ON INCOME

The components of income (loss) before taxes on income consisted of the following:

	Year Ended September 30,
	2003	2002	2001
U.S. Operations	$(4,368,121)	$(2,461,319)	$1,177,708
The Netherlands Operations	(316,552)	(939,376)	347,190

	$(4,684,673)	$(3,400,695)	$1,524,898

Significant components of the provision for income taxes are as follows:

	Year Ended September 30,
	2003	2002	2001
Current Expense (Benefit):
Federal	$—	$(77,482)	$35,100
Foreign	—	(334,800)	111,600
State	—	—	28,000

	—	(412,282)	174,700

Deferred Expense (Benefit):
Federal	—	360,694	400,000
Foreign	—	—	—
State	—	42,435	47,000

	—	403,129	447,000

Total taxes (benefit) on income	$—	$(9,153)	$621,700

Deferred income taxes reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The sources of temporary differences and their effect on deferred taxes are as follows:

	30-Sep-03		30-Sep-02
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Basis in Kansas building	$—	$—	$—	$59,517
Federal net operating loss	1,408,902	—	634,861	—
State net operating loss	165,753	—	74,690	—
Valuation allowance - equipment held for sale	704,900	—	543,323	—
Warranty accrual	75,430	—	89,680	—
Depreciation	—	234,749	—	234,682
Compensation accruals	117,533	—	108,579	—
Allowance for accounts and notes receivable	307,227	—	66,956
Allowance for inventories	168,710	—	3,472	—
Other	51,705	—	44,123	—

	$3,000,160	$234,749	$1,565,684	$294,199

NOTE 9. TAXES ON INCOME (continued)

The net deferred tax amounts are as follows:

	2003	2002
Deferred Tax Assets	$3,000,160	$1,565,684
Deferred Tax Liabilities	(234,749)	(294,199)

	2,765,411	1,271,485
Valuation Allowance	(2,765,411)	(1,271,485)

Net Deferred Tax Assets	$—	$—

The effective tax rates on net income (losses) before taxes on income differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

	Year ended September 30,
	2003	2002	2001
Taxes (benefit) at statutory rate	(34.0)%	(34.0)%	34.0%
Increase (reduction) in taxes realized from:
Foreign tax difference	2.3	(0.4)	(0.4)
State income taxes, net of federal tax benefit	(3.2)	(2.9)	3.2
Permanent differences—goodwill	4.7	—	—
Permanent differences—other	(0.3)	1.0	1.7
Increase in valuation allowance	30.4	37.4	—
Other	0.1	(1.4)	2.0

	0.0%	(0.3)%	40.5%

Management believes that it is more likely than not that sufficient taxable income will not be generated in future years in order to fully realize the deferred tax asset. Consequently, a valuation allowance for deferred tax assets has been reflected in the financial statements. The federal and state loss carry forwards of approximately $4,143,000 begin expiring in 2022 if not utilized.

NOTE 10. STOCK OPTIONS AND WARRANTS

Crown Andersen has an employee incentive stock option plan and a director’s stock warrant plan. The incentive plan is limited to employees, and options granted thereunder are exercisable upon issuance and expire five years from the date of grant. The directors stock warrant plan is to compensate non-employee directors for their services on the Board and committees of the Board. Under the plan, each non-employee director has the right to purchase warrants granted by the Warrant Committee for shares of common stock. Warrants for the purchase of shares vest ratably over five years until all warrants are vested. No warrants to purchase shares of common stock were granted during fiscal year ended September 30, 2003 and 2002. During fiscal 2003, warrants for 10,000 shares did expire. At September 30, 2003, 252,000 warrants were vested.

During the fiscal years ended September 30, 2003 and 2002, there were no options granted, but 60,000 options and 22,000 options, respectively, did expire during these years. During fiscal year ended September 30, 2001, options to purchase 40,000 shares were granted to a key employee and options to purchase 15,482 were exercised by key employees. In addition, options to purchase 25,000 shares expired during the fiscal year. As of September 30, 2003, there were options to purchase 188,751 shares outstanding under the Incentive Stock Option Plan at an average exercise price of $4.42 and warrants to purchase 290,000 shares of common stock at an average price of $4.44.

The Company has adopted the disclosure-only provision of SFAS No. 123, “Accounting for Stock-Based Compensation.” The fair value of stock options granted in each earnings per share disclosure presented is the estimated present value at the grant date using the Black-Scholes option pricing model. For fiscal year 2003, the following weighted average assumptions were used: zero dividend yield; expected volatility of 60%; risk free interest rate of 4.00%; and expected option life of five years. For fiscal 2002, the following assumptions were used: zero dividend yield; expected volatility of 70%; risk free interest of 4.00%; and expected life of five years. Proforma effects on net income would be to reduce earnings by $62,620 in 2003 and $70,943 in 2002. Accordingly, the effects on earnings per share would result in a calculated balance of $ 0.03 per share basic and diluted for 2003 and $0.18 per share basic and diluted for 2002. There were no options granted in year’s 2003 or 2002.

The following table summarizes the activity on stock options and warrants:

	Stock Options		Stock Warrants
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, September 30, 2000	271,233	$4.42	300,000	$4.45
Granted	40,000	4.13	—	—
Exercised	(15,482)	4.41	—	—
Expired or Cancelled	(25,000)	4.60	—	—

Outstanding, September 30, 2001	270,751	4.38	300,000	4.45
Expired or Cancelled	(22,000)	4.39	—	—

Outstanding, September 30, 2002	248,751	4.38	300,000	4.45
Expired or Cancelled	(60,000)	4.25	(10,000)	4.60

Outstanding, September 30, 2003	188,751	$4.42	290,000	$4.44

Weighted average fair value of options granted during the year ended:

September 30, 2001	$165,000

The weighted average remaining life of options and warrants outstanding at September 30, 2003 and 2002 was 3.4 years. The range of exercise prices was $4.13 - $4.50.

NOTE 11. SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company operates in two industry segments: pollution control systems and dust collectors. Information regarding the Company’s geographic segments of its operations is set forth below.

	Year Ended September 30,
	2003	2002	2001
	(In Thousands)
Revenues:
U.S. operations
Domestic	$5781	$12264	$21,044
Export	7,672	6,458	2,592
The Netherlands operations	4,000	3,382	5,278

Total	$17,453	$22,104	$28,914

Income (loss) before taxes:
U.S. operations	$(4,368)	$(2,461)	$1,178
The Netherlands operations	(317)	(940)	349

Total	$(4,685)	$(3,401)	$1,527

Identifiable assets:
U.S. operations	$12,887	$15,863	$19,750
The Netherlands operations	2,959	2,770	3,452

Total	$15,846	$18,633	$23,202

In fiscal year 2003, one customer accounted for 18% of the Company’s revenues, during fiscal year 2002 one customer accounted for 21% of the Company’s revenues and during fiscal year 2001 one customer accounted for 27% of the Company’s consolidated revenues. It is management’s opinion that the loss of such customers would not have a material adverse effect of the Company’s operations. Historically, the Company has not been dependent on repetitive business.

The Company has two reportable segments: Pollution Control/Incinerator and Dust Collectors. The pollution control/incinerator segment is based in Peachtree City, Georgia and in Sevenum, The Netherlands, and is involved in the sale, design, manufacture and installation of industrial pollution control systems, medical, chemical and hazardous waste disposal systems, heat recovery systems, industrial air handling systems, and spray dryer systems. The dust collector segment is based in Syracuse, New York and manufactures fabric filter and cartridge dust collection, product recovery and pollution control equipment for a variety of industries.

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

NOTE 11. SEGMENT INFORMATION AND MAJOR CUSTOMERS (continued)

Key financial data by segment: (in thousands)

	Year Ended September 30,
	2003			2002
	Pollution Control/ Incinerator	Dust Collection	Total	Pollution Control/ Incinerator	Dust Collection	Total
Revenues from customers	$14,450	$3,003	$17,453	$18,909	$3,195	$22,104
Intersegment revenues	317	170	487	105	127	232
Depreciation and amortization	177	97	274	389	102	491
Segment pre-tax Income (loss)	(4,039)	(646)	(4,685)	(2,560)	(841)	(3,401)
Segment assets	13,676	2,170	15,846	15,501	2,132	17,633
Expenditures for segment assets	37	—	37	335	64	399

Reconciliation of segments assets to total consolidated assets fiscal 2002:

Segment assets	$17,633
Property held for sale (unallocated to segment)	1,000

Total Consolidated Assets	$18,633

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

(b) The Company has a five-year consulting agreement with a director and owner of 300,000 shares of the Company stock acquired in a private placement. This agreement expired in October 2003. Under this consulting agreement the director was paid a monthly fee of $5,000 or 0.5% of the market value of the 300,000 shares of Common Stock, whichever is greater. These fees in 2003, 2002 and 2001 were $60,250, $106,800 and $108,975, respectively.

NOTE 12. COMMITMENTS AND CONTINGENCIES (continued)

(c) The Company has the following pending or threatened litigation and unasserted claims or assessments pending as of September 30, 2003:

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

On September 25, 1998, the Court of Appeals reversed the trial court’s grant of summary judgment in favor of Georgia Gulf. The ruling was based on the existence of genuine issues of fact, which remain for jury’s resolution. The Louisiana Supreme Court has rejected Georgia Gulf’s request for review of the Court of Appeals’ ruling. Andersen filed its own motion for summary judgment on November 26, 2001, based upon a number of affirmative defenses raised in its Answer.

On October 16, 2002, the trial court denied Andersen’s Motion for Summary Judgment. This matter is now on appeal to the Louisiana Court of Appeals. This matter was appealed to the Louisiana Court of Appeals and the trial court’s order was upheld. The case was returned to the trial court for a jury trial. A pretrial conference has been set for early February 2004, with a trial date expected in the summer or fall of 2004. The Company believes that it will be successful on the merits of this matter. If, however, this matter is resolved in the favor of Georgia Gulf, it could result in a material adverse effect on the Company’s financial statements or its results of operation.

The Company is involved in various additional litigation matters arising in the ordinary course of business. Management believes that the final resolution of these matters will not result in a material adverse effect on the Company’s financial statements and its operations.

(d) The Company indemnified the purchaser of the Kansas land from any claims associated with the presence or suspected presence of any toxic or hazardous substances upon the property which first occurred at or before the sale date. The Company is not aware of any environmental issues with the property, nor does it anticipate any environmental issues to materialize.

NOTE 13. QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company’s stock. The share prices represent the reported high and low closing sale prices.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended September 30, 2003:
Net Sales	$4,797,889	$4,526,172	$4,272,358	$3,856,678
Expenses (net of interest and other)	5,239,809	5,059,770	4,481,455	6,410,183
Net income (loss)	(383,875)	(673,790)	(307,598)	(3,319,410)

Earnings (loss) per share
Basic	$(0.21)	$(0.36)	$(0.16)	$(1.78)
Diluted	(0.21)	(0.36)	(0.16)	(1.78)

Share prices
High	$4.10	$2.58	$2.55	$3.43
Low	2.00	2.02	2.40	2.30

Fiscal Year Ended September 30, 2002:
Net Sales	$5,965,864	$6,176,841	$4,621,977	$5,339,450
Expenses (net of interest and other)	6,427,453	6,096,092	5,738,810	6,638,151
Net income (loss)	(320,186)	28,617	(743,716)	(2,356,257)

Earnings (loss) per share
Basic	$(0.17)	$0.02	$(0.40)	$(1.28)
Diluted	(0.17)	0.01	(0.40)	(1.28)

Share prices
High	$8.25	$8.50	$6.75	$5.60
Low	5.75	5.05	5.40	3.05

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders

of Crown Andersen Inc.

Peachtree City, Georgia

We have audited the accompanying consolidated balance sheets of Crown Andersen Inc. and Subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows as of and for the years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Andersen Inc., and Subsidiaries as of September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for the year ended September 30, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred significant operating losses during fiscal 2003 and 2002. This factor, among others, as discussed in Note 2 to the consolidated financial statements, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 1-S to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles on October 1, 2002.

Atlanta, Georgia	/S/ GRANT THORNTON, LLP
January 16, 2004

COMMON STOCK INFORMATION

The Company’s common stock is traded in the NASDAQ National Market System under the NASDAQ symbol “CRAN”. The following table shows the quarterly high and low closing sale prices of the Company’s common stock for the past two fiscal years as reported by NASDAQ. The Company had approximately 173 shareholders of record as of January 13, 2004.

	Year Ended September 30, 2003		Year Ended September 30, 2002
	High	Low	High	Low
FISCAL QUARTER
First	$4.10	$2.00	$8.25	$5.75
Second	2.58	2.02	8.50	5.05
Third	2.55	2.40	6.75	5.40
Fourth	3.43	2.30	5.60	3.05

No cash dividends have ever been paid by the Company or any of its subsidiaries.

CROWN ANDERSEN INC.

CORPORATE OFFICERS/DIRECTORS	SUBSIDIARIES

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

(President Griffin Environmental Company, Inc.)

Renè C.W. Francken

Director

(Managing Director, Montair Andersen b.v.)

Randall Morgan

Chief Financial Officer and Secretary

ANDERSEN 2000 INC.

306 Dividend Dr.

Peachtree City, GA 30269

1 (770) 486-2000

FAX: 1 (770) 487 5066

e-mail: a2k@crownandersen.com

Jack D. Brady

Chairman, President & CEO

Tom Van Remmen

Vice President, Sales & Marketing

John M. Golumbeski

Vice-President, Manufacturing

Randall H. Morgan

Vice-President, Secretary & CFO

Directors:

Jack D. Brady

Jack C. Hendricks

Randall H. Morgan

GRIFFIN ENVIRONMENTAL COMPANY, INC.

7066 Interstate Island Rd.

Syracuse NY 13209

(315)451 5300

FAX: (315) 451 2338

e-mail: cleanair@griffinenviro.com

Thomas Graziano, President

Kerry Kresge

Vice President, Finance

Mike Maxwell

Vice President, Engineering

Directors:

Tom Graziano

Kerry Kresge

Jack D. Brady

MONTAIR ANDERSEN BV

Heuvelsestraat 14

5976 NG, Sevenum, Holland

31 77 467 2473

FAX: 31 77 467 3012

e-mail: info@montair.nl

Renè Francken

Managing Director

Directors:

Renè Francken

Jack D. Brady

Johan Grubben

Joop Van Der Sterren

TRANSFER AGENT

Registrar and Transfer Company

Cranford, NJ 07016

LEGAL COUNSEL

Decker & Hallman, P.C.

Atlanta, Georgia

AUDITORS

Grant Thornton, LLP

Atlanta, Georgia

ANNUAL MEETING

The 2004 Annual Meeting of Stockholders will be held on             , 2004, at 10:00 a.m. at the Company’s corporate offices, 306 Dividend Drive, Peachtree City, Georgia.

Form 10-K Report

A copy of the Company’s Annual Report on Form 10-K to the Securities and Exchange Commission for the fiscal year ended September 30, 2003, is available to stockholders at no charge upon written request. Please send requests to:

Randall Morgan, Chief Financial Officer

Crown Andersen Inc., 306 Dividend Drive, Peachtree City, Georgia 30269